As filed with the Securities and Exchange Commission on November 21, 2014.

Registration No. 333-199012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANK OF THE OZARKS, INC.

(Exact name of registrant as specified in its charter)

Arkansas	6022	71-0556208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classifications Code Number)	(I.R.S. Employer Identification Number)

17901 Chenal Parkway

Little Rock, Arkansas 72223

(501) 978-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Greg L. McKinney

Chief Financial Officer and Chief Accounting Officer

Bank of the Ozarks, Inc.

17901 Chenal Parkway

Little Rock, Arkansas 72223

Tel. (501) 978-2265

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:

H. Watt Gregory, III, Esq. Kutak Rock LLP 124 West Capitol Avenue, Suite 2000 Little Rock, Arkansas 72201 Tel. (501) 975-3000	Helen W. Brown, Esq. Bank of the Ozarks, Inc. 17901 Chenal Parkway Little Rock, Arkansas 72223 Tel. (501) 978-2265	Thomas E. Willett, Esq. Harris Beach PLLC 99 Garnsey Road Pittsford, New York 14534 Tel. (585) 419-8646

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)(4)
Common Stock, $0.01 par value	9,419,955	N/A	$213,261,796	$27,468

(1)	Represents the maximum number of shares of Bank of the Ozarks, Inc. (“Ozarks”) common stock (“Common Stock”) that may be issued to holders of shares of common stock of Intervest Bancshares Corporation (“Intervest”) in the merger (i) assuming that the Buyer Average Stock Price (as such term is defined in the Agreement and Plan of Merger dated as of July 31, 2014 by and among Ozarks, Bank of the Ozarks, Intervest and Intervest National Bank (the “Merger Agreement”)) is $23.95, the lowest amount permitted in the Merger Agreement and (ii) based on the number of shares of Intervest common stock outstanding immediately prior to the merger and assuming that all stock options granted by Intervest and outstanding on the date hereof are exercised. Pursuant to Rule 416(a) under the Securities Act of 1933 (the “Securities Act”), the number of shares of Common Stock registered hereunder includes such indeterminate number of additional shares of Common Stock as may be offered or issued in the future to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated in accordance with Rule 457(f)(1) and Rule 457(c) of the Securities Act as follows: the product of (1) $9.54, the average of the high and low sales prices per share of Intervest common stock on September 25, 2014 as quoted on the NASDAQ Global Select Market, multiplied by (2) 22,354,486 (which is the sum of 22,023,990, the aggregate number of shares of Intervest common stock outstanding as of September 26, 2014, plus 330,496, the aggregate number of shares of Intervest common stock issuable upon the exercise of Intervest stock options that are or may become exercisable prior to completion of the merger).
(3)	In connection with the filing of Ozarks’ registration statement on Form S-4, File no. 333-194722, initially filed on March 21, 2014 and subsequently declared effective on April 2, 2014 (“Prior Registration Statement”), Ozarks submitted registration fees of $17,384.21 to register 4,956,402 shares of Common Stock. In accordance with Rule 457(p) of the Securities Act, Ozarks is carrying forward $7,272 of unused registration fees associated with 2,073,479 shares of Common Stock that remain unsold to offset the current registration fee due for the securities registered pursuant to this registration statement and is submitting herewith an additional $20,196.12 in filing fees for the securities registered hereby.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information in this proxy statement/prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Preliminary Proxy Statement and Prospectus, Subject To Completion dated November 21, 2014

PROXY STATEMENT FOR THE SPECIAL MEETING OF STOCKHOLDERS OF

INTERVEST BANCSHARES CORPORATION

and

PROSPECTUS OF BANK OF THE OZARKS, INC.

To the Stockholders of Intervest Bancshares Corporation:

On July 31, 2014, Intervest Bancshares Corporation (“Intervest”) and its wholly-owned bank subsidiary, Intervest National Bank (“INB”) entered into an Agreement and Plan of Merger with Bank of the Ozarks, Inc. (“Ozarks”) and its wholly-owned bank subsidiary, Bank of the Ozarks. We refer to the Agreement and Plan of Merger as the “merger agreement.” If the merger agreement is approved and the merger is subsequently completed, Intervest will be merged with and into Ozarks and INB will be merged with and into Bank of the Ozarks, in an all-stock transaction.

Pursuant to the merger agreement, Intervest stockholders will be entitled to receive their pro rata portion of the aggregate merger consideration, which is based on the aggregate purchase price of $228,500,000, which will be adjusted as described below. The aggregate merger consideration will be payable in shares of Ozarks common stock, $0.01 par value per share, which shares are traded on the NASDAQ Global Select Market under the symbol “OZRK.” No fractional shares of Ozarks common stock will be issued in the merger, and in lieu thereof, Intervest stockholders will receive a cash payment in an amount equal to the dollar value of the fractional interest, based on the average closing price of Ozarks common stock.

The purchase price will be adjusted downward, on a dollar-for-dollar basis, by (i) the $2,892,066 cash amount that was paid by Intervest to redeem the outstanding warrant to purchase shares of Intervest common stock previously held by the U.S. Department of the Treasury (the “Treasury Warrant”), (ii) the amount paid by Intervest to cash out all outstanding stock options and stock appreciation rights (“SARs”), currently estimated to be $1,286,835, prior to the closing of the merger, as described herein, and (iii) if applicable, the amount that Intervest’s closing consolidated net book value, as defined in the merger agreement, is less than $202 million as of the business day that is ten calendar days before the closing date (the “determination date”).

The purchase price will be adjusted upward, on a dollar-for-dollar basis, if Intervest recovers amounts related to certain scheduled assets prior to the determination date, by the amount of the after-tax net proceeds received in excess of the book value of such assets, as long as neither Intervest nor INB is involved in financing the sale of those assets. As of the date of this proxy statement/prospectus, the purchase price will be increased by $345,809 in connection with recoveries related to such assets.

The precise dollar value of your merger consideration and the number of shares of Ozarks common stock that you will receive depends upon the aggregate purchase price, which will be adjusted as described above, and upon the market price of Ozarks common stock prior to closing. When the merger is completed, taking into account the $2,892,066 cash amount Intervest previously paid to redeem the Treasury Warrant, and assuming that:

•	Intervest pays an aggregate of $1,286,835 to holders of outstanding options and SARs prior to closing;

•	Intervest’s closing consolidated net book value is at least $202 million on the determination date;

•	the purchase price is increased by $345,809 in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date; and

•	there are 22,023,990 shares of Intervest common stock outstanding immediately prior to closing,

then the holder of a share of Intervest common stock will be entitled to receive merger consideration having a value of $10.20, payable in a number of shares of Ozarks common stock equal to $10.20 divided by the average closing price of Ozarks common stock for the ten consecutive trading days ending on the fifth business day preceding the closing of the merger, subject to a minimum and maximum price equal to $23.95 and $39.91, respectively (the “exchange ratio”).

Assuming that the 10-day average closing sale price of Ozarks common stock ending on the fifth business day prior to the closing of the merger is $35.90, which was the closing price of Ozarks common stock on the NASDAQ Global Select Market on November 20, 2014, the last practicable trading day before the date of this proxy statement/prospectus, the exchange ratio would be 0.2842, and in such case we would anticipate that an aggregate of approximately 6.3 million shares of Ozarks common stock would be issued to Intervest stockholders upon completion of the merger. The maximum number of shares that Ozarks would issue to Intervest stockholders is approximately 9.4 million, which assumes that all outstanding options are exercised prior to closing (rather than cashed out) and that Ozarks average closing price is $23.95, the minimum price.

As of the date of this proxy statement/prospectus, Intervest’s consolidated net book value exceeds $202 million, and Intervest expects that in the ordinary course of business, which Intervest’s management believes will be the case, such consolidated net book value at the determination date will be at least $202 million, which would not result in a further downward adjustment to the purchase price. However, in the event of an extraordinary set of circumstances which Intervest’s management does not currently expect, Intervest’s closing consolidated net book value could be significantly less than $202 million. In such extraordinary circumstances, and assuming that Ozarks did not elect to exercise its termination rights under the merger agreement in the event a material adverse change in Intervest had occurred, the per share merger consideration to Intervest stockholders could be significantly lower than $10.20 per share, and if the closing consolidated net book value were to drop to as low as approximately negative $23 million, then Intervest stockholders could receive zero for their Intervest common stock. For additional information on the possibility of a downward adjustment in the purchase price, see “The Merger Agreement — Merger Consideration, Purchase Price and Purchase Price Adjustments” beginning on page 60.

The purchase price is subject to adjustments as described in this proxy statement/prospectus, and the exchange ratio will not be determined until after the date of the special meeting. Therefore, at the time of the special meeting, you will not know the precise value of the merger consideration you may receive on the date the merger is completed.

Ozarks’ common stock is listed on the NASDAQ Global Select Market under the symbol “OZRK.” Intervest’s common stock is listed on the NASDAQ Global Select Market under the symbol “IBCA.” On July 30, 2014 (the date preceding public announcement of the merger), the closing sales price of Ozarks common stock on NASDAQ was $31.93 and the closing sales price of Intervest common stock on NASDAQ was $8.01.

The board of directors of Intervest has unanimously determined that the merger and the merger agreement are fair and in the best interests of Intervest and its stockholders and unanimously recommends that you vote “FOR” approval of the merger agreement, “FOR” the advisory (non-binding) proposal to approve merger-related compensation that may become payable to the named executive officers of Intervest in connection with the merger and “FOR” any adjournment of the special meeting, if necessary or appropriate, including to permit further solicitation of proxies.

The merger cannot be completed unless the merger agreement is approved by the affirmative vote of a majority of the outstanding shares of Intervest common stock entitled to vote at the special meeting. Whether or not you plan to attend the special meeting of stockholders, please take the time to vote by completing the enclosed proxy card and mailing it in the enclosed return envelope. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” approval of the merger agreement. Because the required vote is based on the outstanding shares of Intervest, if you do not vote, or if you do not instruct your broker or other nominee how to vote any shares held for you, or if you “ABSTAIN,” it will have the same effect as voting “AGAINST” the merger agreement.

Stockholders of Intervest are not entitled to exercise appraisal rights under Delaware law in connection with the merger. This means that stockholders will not have the right to demand appraisal of the holders’ shares of Intervest common stock and to have a Delaware court award to the stockholders the appraised value of such common stock in cash.

This proxy statement/prospectus gives you detailed information about the special meeting of stockholders to be held             , the merger agreement and other related matters. You should carefully read this entire document, including the appendices. Before making a decision on how to vote, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 31.

On behalf of the Intervest board of directors, I thank you for your prompt attention to this important matter.

Lowell S. Dansker

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement/prospectus is dated                     , and is first being mailed to Intervest stockholders on or about             .

WHERE YOU CAN FIND MORE INFORMATION

Both Ozarks and Intervest file annual, quarterly and special reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC” or the “Commission”). You may read and copy any materials that either Ozarks or Intervest files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, Ozarks and Intervest file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain these documents, free of charge, from Ozarks’ website at http://www.bankozarks.com by selecting the tab entitled “Investor Relations” and then the tab entitled “Current SEC Filings” or from Intervest by accessing Intervest’s website at http://www.intervestbancsharescorporation.com.

Ozarks has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that Ozarks and Intervest have previously filed with the SEC. They contain important information about the companies and their financial condition. For further information, please see the section entitled “Incorporation of Certain Documents by Reference” beginning on page 92. These documents are available without charge to you upon written or oral request to the applicable company’s principal executive offices. The respective addresses and telephone numbers of such principal executive offices are listed below.

Bank of the Ozarks, Inc. 17901 Chenal Parkway Little Rock, Arkansas 72223 Attention: Susan Blair, Investor Relations Telephone: (501) 978-2217	Intervest Bancshares Corporation One Rockefeller Plaza, Suite 400 New York, New York 10020-2002 Attention: Lowell S. Dansker, Chief Executive Officer Telephone: (212) 218-2800

In order to ensure timely delivery of these documents, you should make your request by [—], to receive them before the special meeting.

i

INTERVEST BANCSHARES CORPORATION

One Rockefeller Plaza, Suite 400

New York, New York 10020-2002

Tel: (212) 218-2800/Fax: (212) 218-2808

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Intervest Bancshares Corporation (“Intervest”) will be held at Intervest’s offices located at One Rockefeller Plaza, Suite 400, New York, New York 10020 at [8:30] a.m., New York time, on                     , for the following purposes:

1.	To approve the Agreement and Plan of Merger dated as of July 31, 2014, by and among Bank of the Ozarks, Inc. (“Ozarks”) and its wholly-owned bank subsidiary, Bank of the Ozarks, and Intervest and Intervest’s wholly-owned bank subsidiary, Intervest National Bank (“INB”), as such agreement may be amended from time to time, referred to as the “merger agreement,” a copy of which is attached as Appendix A, and the merger and other transactions contemplated by the merger agreement, referred to as the “Intervest merger proposal;”

2.	To approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Intervest in connection with the merger, referred to as the “Intervest advisory (non-binding) proposal on merger-related compensation;” and

3.	To approve a proposal to authorize the board of directors to adjourn the special meeting to a later date, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Intervest merger proposal or to vote on other matters properly before such special meeting, referred to as the “Intervest adjournment proposal.”

Intervest will transact no other business at the Intervest special meeting, except for business properly brought before the Intervest special meeting or any adjournment or postponement thereof.

The above proposals are described in more detail in this proxy statement/prospectus, which you should read carefully in its entirety before voting. Only Intervest stockholders of record as of the close of business on                      are entitled to notice of and to vote at the special meeting of stockholders or any adjournments or postponements of the special meeting.

Holders of Intervest common stock are not entitled to appraisal rights in connection with the merger.

Whether or not you attend the special meeting, you may revoke a previously granted proxy at any time before it is voted by submitting to the corporate secretary of Intervest a duly executed revocation of proxy bearing a later date or by appearing and voting in person at the special meeting. You may revoke a proxy by any of these methods, regardless of the method used to deliver your previous proxy. Attendance at the special meeting without voting will not itself revoke a proxy.

Your vote is very important. To ensure your representation at the special meeting of stockholders, please complete, execute and promptly mail your proxy card in the return envelope enclosed. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. You may revoke your proxy at any time before it is voted.

The Intervest board of directors has approved the merger agreement and the transactions contemplated thereby and recommends that you vote “FOR” the Intervest merger proposal, “FOR” the Intervest advisory (non-binding) proposal on merger-related compensation and “FOR” the Intervest adjournment proposal (if necessary or appropriate).

BY ORDER OF THE INTERVEST BOARD OF DIRECTORS

Lowell S. Dansker
Chairman and Chief Executive Officer

New York, New York

[                    ], 2014

DO NOT SEND SHARE CERTIFICATES WITH THE PROXY CARD.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are answers to certain questions you may have regarding the special meeting. We urge you to read carefully the remainder of this proxy statement/prospectus, including the appendices, because the information in this section may not provide all the information that might be important to you in determining how to vote.

Q:	What is the merger?

A:	Ozarks and its wholly-owned bank subsidiary, Bank of the Ozarks, have entered into a merger agreement with Intervest and Intervest’s wholly-owned bank subsidiary, INB, pursuant to which Intervest will be merged with and into Ozarks and INB will be merged with and into Bank of the Ozarks. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus. In order for us to complete the merger we need not only the approval of the stockholders of Intervest but the approval of the merger by the applicable banking regulators of each of Ozarks, Bank of the Ozarks, Intervest and INB.

Q:	Why am I receiving this document?

A:	Intervest is sending these materials to its stockholders to help them decide how to vote their shares of Intervest common stock with respect to the merger agreement and other matters to be considered at the special meeting.

The merger cannot be completed unless Intervest stockholders approve the merger agreement. Intervest is holding a special meeting of its stockholders to vote on the proposal necessary to complete the merger. Information about this special meeting, the merger and related matters to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus.

This document constitutes a proxy statement of Intervest and a prospectus of Ozarks. It is a proxy statement because the Intervest board of directors is soliciting proxies from Intervest stockholders using this document. It is a prospectus because Ozarks, in connection with the merger, is offering shares of its common stock in exchange for outstanding shares of Intervest in the merger.

Q:	What is the purchase price in the merger and is it subject to adjustment?

A:	The aggregate purchase price is $228,500,000, which will be adjusted as described below.

The purchase price will be adjusted downward, on a dollar-for-dollar basis —

•	by the $2,892,066 cash amount that was paid by Intervest to redeem the outstanding warrant to purchase shares of Intervest common stock previously held by the U.S. Department of the Treasury (the “Treasury Warrant”);

•	by the amount paid by Intervest to cash out all outstanding stock options and stock appreciation rights (“SARs”) prior to the closing of the merger, as described in greater detail herein, and which Intervest currently estimates to be $1,286,835; and

•	by the amount that Intervest’s closing consolidated net book value, as defined in the merger agreement and below, is less than $202 million as of the business day that is ten calendar days before the closing date (the “determination date”).

In addition, the purchase price will be adjusted upward, on a dollar-for-dollar basis —

•	if Intervest recovers amounts related to certain scheduled assets prior to the determination date, by the amount of the after-tax net proceeds received in excess of the book value of such assets, and which Intervest currently estimates to be $345,809.

Intervest’s closing consolidated net book value will be calculated as Intervest’s unaudited consolidated net stockholders’ equity determined in accordance with GAAP as of the determination date, but without giving effect to the after-tax impact of the following items: (1) any negative provision for loan and lease losses for the period between May 31, 2014 and the determination date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the resolution of a loan for which a specific allowance for loan and lease losses has been calculated as of May 31, 2014, where such resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the closing consolidated net book value; (2) any of the actions or changes taken only to comply with certain coordination procedures required by the merger agreement, which would otherwise not have been taken or required to be taken; (3) the amount of any deferred tax asset valuation allowance; and (4) the amount paid to cash out all outstanding stock options and SARs prior to the closing of the merger and to redeem the Treasury Warrant. In addition, for purposes of calculating the closing consolidated net book value, Intervest must include deductions made for extraordinary items related to the merger including, but not limited to, reductions for the after-tax amount of any: (a) fees and commissions payable to any broker, finder, financial advisor or investment banking firm and for all legal and accounting fees paid or incurred by Intervest in connection with the merger; (b) fees and expenses related to SEC and regulatory filings, including any printing expenses and SEC filing fees; (c) costs expected to be incurred by Ozarks after the merger related to any environmental clean-up matters, as provided in the merger agreement; (d) compensation, bonus, or other similar payment(s) payable by Intervest, if any; and (e) costs and expenses associated with the defense or settlement of any stockholder challenges or litigation arising out of or in connection with the merger in excess of $1,000,000 in the aggregate.

While Intervest’s closing consolidated net book value will not be known until the determination date, Intervest expects that in the ordinary course of business, which Intervest’s management believes will be the case, Intervest’s closing consolidated net book value at the determination date will be at least $202 million. In addition, as of the date of this proxy statement/prospectus, Intervest has received after tax net proceeds in excess of the book value from recoveries related to certain scheduled assets, which will increase the aggregate purchase price by $345,809.

For additional information on the possibility of further adjustments to the purchase price, see “The Merger Agreement — Merger Consideration, Purchase Price and Purchase Price Adjustments” beginning on page 60.

Q:	What will I receive in exchange for my Intervest shares in the merger?

A:	If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, Intervest stockholders will be entitled to receive their pro rata portion of the aggregate merger consideration. Assuming there are no adjustments due to the closing consolidated net book value of Intervest as described above, the per share merger consideration to be paid in exchange for each share of Intervest common stock will be calculated by dividing (i) the aggregate purchase price of $228,500,000 plus the amount of the after-tax net proceeds received by Intervest in connection with recoveries related to certain scheduled assets before the determination date, as described above, less (x) $2,892,066, the amount Intervest paid to redeem the Treasury Warrant and (y) the amount paid by Intervest to cash out all outstanding stock options and SARs prior to the closing of the merger by (ii) the number of shares of Intervest common stock outstanding immediately prior to the closing of the merger.

The precise dollar value of your merger consideration and the number of shares of Ozarks common stock that you will receive depends upon the market price of Ozarks common stock prior to closing and the aggregate purchase price, which is subject to the additional potential adjustments described above.

When the merger is completed, taking into account the $2,892,066 cash amount Intervest previously paid to redeem the Treasury Warrant, and assuming that (1) Intervest pays an aggregate of $1,286,835 to holders of outstanding options and SARs prior to closing, (2) Intervest’s closing consolidated net book value is at least $202 million on the determination date, (3) the purchase price is increased by $345,809 in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date and (4) there are 22,023,990 shares of Intervest common stock outstanding immediately prior to closing, then the holder of a share of Intervest common stock will be entitled to receive merger consideration having a value of $10.20, payable in a number of shares of Ozarks common stock equal to $10.20 divided by the average closing price of Ozarks common stock for the ten consecutive trading days ending on the fifth business day preceding the closing of the merger, subject to a minimum and maximum price equal to $23.95 and $39.91, respectively (the “exchange ratio”). Assuming further that the 10-day average closing sale price of Ozarks common stock ending on the fifth business day prior to the closing of the merger is $35.90, which was the closing price of Ozarks common stock on the NASDAQ Global Select Market on November 20, 2014, the last practicable trading day before the date of this proxy statement/prospectus, the exchange ratio would be 0.2842, and in such case we would anticipate that an aggregate of approximately 6,258,131 shares of Ozarks common stock would be issued to Intervest stockholders upon completion of the merger, which would represent approximately 7.3% of Ozarks outstanding shares immediately following closing.

The value of the merger consideration may fluctuate between the special meeting and the completion of the merger based upon the market value of Ozarks’ common stock. Fluctuation in the market price of Ozarks’ common stock after the special meeting could change the value of the shares of Ozarks common stock that Intervest stockholders will receive, depending on whether the average closing stock price of Ozarks common stock to be used in determining the exchange ratio is higher than $39.91 per share or lower than $23.95 per share. If such price is higher than $39.91, Intervest stockholders will receive more shares of Ozarks common stock than they otherwise would if there were no cap on the average closing stock price used in determining the exchange ratio. Conversely, if the average closing price of Ozarks common stock is lower than $23.95 per share, Intervest stockholders will receive fewer shares of Ozarks common stock than they otherwise would if there were no floor on the average closing price used in determining the exchange ratio.

Q:	What happens to outstanding Intervest equity awards in the merger?

A:	As of the date of this proxy statement/prospectus, Intervest had outstanding options to purchase 330,496 shares of Intervest common stock and SARs with respect to 78,000 shares of Intervest common stock. As contemplated in the merger agreement, the board of directors of Intervest has resolved to take all action necessary to terminate and cancel each outstanding option and SAR prior to the closing date of the merger and to pay the holders thereof a cash payment in consideration for such surrender and termination. Toward that end, Intervest intends to conduct a tender offer prior to the closing of the merger to purchase for cash all outstanding options to purchase Intervest common stock and SARs. Intervest anticipates that the offer price in the tender offer will approximate the spread amount between the respective option and SAR exercise prices and the projected per share value of the merger consideration to be received by Intervest stockholders in the merger. For stock options whose exercise price is greater than the projected per share value of the merger consideration (“underwater options”), Intervest anticipates that it will offer to repurchase such options at a price equal to $0.47 per share underlying each option. Based on the number of options and SARs outstanding on the date hereof, their respective individual exercise prices and the amount expected to be paid to cancel underwater options, Intervest anticipates that the aggregate payments will be approximately $1,286,835, subject to required tax withholdings. Because Intervest intends to cancel and cash out all outstanding options and SARs before the merger closes, there will not be any outstanding equity awards of Intervest at the time of the merger.

Of the 330,496 options outstanding, 302,430 options are vested and fully exercisable as of the date hereof and the remaining 28,066 options are scheduled to vest on December 8, 2014. A holder of vested options may either (1) exercise his or her vested options for shares of Intervest common stock prior to the date Intervest terminates the plan and cashes out the outstanding awards, in which case such holder will become entitled to receive his or her pro rata portion of the merger consideration with respect to those shares, or (2) tender his or her options pursuant to Intervest’s planned tender offer, and receive the cash payment referred to above.

As of the date of the merger agreement, Intervest had 437,901 shares of unvested restricted stock outstanding. On the effective date of the merger, the restrictions on each outstanding share of restricted stock previously issued by Intervest under the Intervest stock plans will lapse, and each share of Intervest restricted stock will be deemed earned and non-forfeitable and treated at the closing of the merger the same, and having the same rights and subject to the same conditions, as each share of Intervest common stock not subject to any restrictions.

The aggregate amount Intervest will pay to cash out the holders of outstanding stock options and SARs prior to closing will reduce the aggregate purchase price used to calculate the exchange ratio.

Q:	Can I elect the type of consideration I will receive in the merger?

A:	No. In accordance with the terms of the merger agreement, the merger consideration will be paid entirely in shares of Ozarks common stock, provided, however, Intervest stockholders will receive cash in lieu of any fractional shares of Ozarks common stock.

Q:	Will I be entitled to appraisal rights?

A:	No. Under Delaware law, unless otherwise set forth in a corporation’s certificate of incorporation or bylaws, appraisal rights are not available to holders of shares of the corporation listed on certain national stock exchanges, including the NASDAQ Global Select Market, in connection with a merger as long as the consideration to be received for such shares consists only of (a) stock of the surviving corporation, (b) stock of any other corporation that is or will be listed on a national stock exchange or is held by more than 2,000 holders, (c) cash in lieu of fractional shares, or (d) any combination of the foregoing. Because (i) the Intervest certificate of incorporation and bylaws do not contain provisions relating to appraisal rights, (ii) the common stock of Intervest is listed on the NASDAQ Global Select Market, and (iii) the consideration to be received by holders of Intervest common stock in the merger will consist only of common stock of Ozarks (which is listed on the NASDAQ Global Select Market) and cash in lieu of fractional shares, holders of common stock of Intervest do not have any right to demand appraisal rights under Delaware law and obtain payment in cash of the fair value of their shares in connection with the merger.

Q:	What am I being asked to vote on and why is this approval necessary?

A:	Intervest stockholders are being asked to vote on the following proposals:

•	to adopt the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus, which is referred to as the “Intervest merger proposal;”

•	to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Intervest in connection with the merger, which is referred to as the “Intervest advisory (non-binding) proposal on merger-related compensation;” and

•	to approve one or more adjournments of the Intervest special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Intervest merger proposal, which is referred to as the “Intervest adjournment proposal.”

Stockholder approval of the Intervest merger proposal is required for completion of the merger. Intervest will transact no other business at the Intervest special meeting, except for business properly brought before the Intervest special meeting or any adjournment or postponement thereof.

Q:	What vote is required to approve each proposal at the Intervest special meeting?

A:	Approval of the Intervest merger proposal requires the affirmative vote of the holders of a majority of the shares of Intervest common stock outstanding and entitled to vote at the special meeting. Because the required vote is based upon the outstanding shares of Intervest common stock, a failure to vote or a vote to “ABSTAIN” will have the same effect as a vote against the merger.

Approval of the Intervest advisory (non-binding) proposal on merger-related compensation requires the affirmative vote of a majority of the votes cast at the special meeting. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

Approval of the Intervest adjournment proposal, if necessary to solicit additional proxies, requires, if a quorum is present at the special meeting, the affirmative vote of a majority of the votes cast at the special meeting, and abstentions and broker non-votes will have no effect on the outcome of this proposal. If a quorum is not present at the special meeting, approval of the Intervest adjournment proposal requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the special meeting. If a quorum is not present, a broker non-vote or a vote to “ABSTAIN” will have the same effect as a vote against the Intervest adjournment proposal.

Q:	What will happen if Intervest stockholders do not approve the Intervest advisory (non-binding) proposal on merger-related compensation?

A:	The SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, adopted rules that require Intervest to seek an advisory (non-binding) vote with respect to certain payments that will or may be made to Intervest’s named executive officers in connection with the merger. The vote on the Intervest advisory (non-binding) proposal on merger-related compensation is a vote separate and apart from the vote to approve the Intervest merger proposal. You may vote for this proposal and against the Intervest merger proposal, or vice versa. Because the vote on the Intervest advisory (non-binding) proposal on merger-related compensation is advisory only, it will not be binding on Intervest and will have no impact on whether the merger is completed or on whether any such payments are made to Intervest’s named executive officers.

Q:	If my broker holds my shares in “street name” will my broker automatically vote my shares for me?

A:	No. If your shares are held in “street name” in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Intervest or by voting in person at Intervest’s special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Q:	What if I fail to instruct my broker to vote my shares?

A:	If you fail to instruct your broker, bank or other nominee to vote your shares held in “street name” the broker, bank or other nominee may submit an unvoted proxy (a broker “non-vote”) as to your shares. Broker non-votes will count toward a quorum at the special meeting. However, broker non-votes will not count as a vote cast with respect to the proposals. Broker non-votes will have the same effect as a vote “AGAINST” the Intervest merger proposal, but will have no effect on the Intervest advisory (non-binding) proposal on merger-related compensation. Broker non-votes will have no effect on the outcome of the Intervest adjournment proposal if a quorum is present at the special meeting. However, if a quorum is not present at the special meeting, a different voting standard applies and broker non-votes will have the same effect as a vote “AGAINST” the Intervest adjournment proposal.

Q:	What do I need to do now?

A:	After you have carefully read this proxy statement/prospectus, including the information incorporated into this proxy statement/prospectus by reference, indicate on your proxy card how you want your shares to be voted. Then date, sign and mail your proxy card in the enclosed prepaid return envelope as soon as possible. This will enable your shares to be represented and voted at the special meeting whether or not you attend. You may still attend the special meeting and vote in person even after you return the proxy card.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All stockholders of Intervest are invited to attend the special meeting. Stockholders of record can vote in person at the special meeting whether or not they have previously executed a proxy card. If a broker holds your shares in street name, then you are not the stockholder of record, and you must ask your broker how you can vote your shares at the special meeting.

Q:	Can I change my vote?

A:	Yes. If you do not own your shares in street name, you can change your vote after you have sent in your proxy card by:

•	providing written notice to the Corporate Secretary of Intervest that you wish to revoke your proxy;

•	submitting a new proxy card (any earlier proxy will be revoked automatically); or

•	attending the special meeting and voting in person (any earlier proxy will be revoked by your vote in person). However, simply attending the special meeting without voting will not revoke your proxy.

If you have instructed a broker or other nominee to vote your shares, you must follow your nominee’s directions to change your vote.

Q:	Should I send in my stock certificates now?

A:	No, please do not send your stock certificates with your proxy card. Instructions will be sent to you later for surrendering your Intervest stock certificates in exchange for the merger consideration.

Q:	What if I have lost or cannot locate my stock certificates?

A:	After the mailing of this proxy statement/prospectus, and assuming all conditions to completion of the merger have been satisfied (including stockholder approval of the merger agreement), you will receive a form of letter of transmittal and instructions from the exchange agent regarding the conversion of your Intervest shares into the merger consideration. If you have your Intervest certificates, please follow the instructions in the letter of transmittal for delivery of the certificates with your completed form to the exchange agent. If you cannot locate your Intervest stock certificates and believe them to be lost, stolen or destroyed, please follow the instructions in the form dealing with lost, stolen or destroyed certificates. You will then be provided with an Affidavit of Lost Stock Certificate(s) to complete and return to Intervest, or if you provide such Affidavit after the merger occurs, to the exchange agent. The exchange agent will require you to provide a surety bond to protect Intervest, the exchange agent and Ozarks in the event the subject certificates are later presented to the exchange agent or Ozarks for conversion into the merger consideration.

Q:	When do you expect the merger to be completed?

A:	Ozarks and Intervest currently expect to complete the merger in the first quarter of 2015, assuming all of the conditions to completion of the merger have been timely satisfied, although delays could occur.

Q:	Will I be able to sell the shares of Ozarks common stock that I receive in the merger?

A:	Yes, in most cases. The shares of Ozarks common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended (the “Securities Act”) and listed on NASDAQ. However, if there are any former stockholders of Intervest who will be deemed to be “affiliates” of Ozarks under the Securities Act after the merger (generally, directors and executive officers of Ozarks and stockholders holding 10% or more of the outstanding shares of common stock of Ozarks), such persons must abide by certain transfer restrictions under the Securities Act.

Q:	Whom should I call with questions?

A:	You should direct any questions regarding the special meeting of stockholders or the merger to Lowell S. Dansker, Chairman and Chief Executive Officer, Intervest Bancshares Corporation, at (212) 218-2800.

INTERVEST BANCSHARES CORPORATION

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS

SUMMARY

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which this document refers before you decide how to vote with respect to the merger agreement. In addition, this document incorporates by reference important business and financial information about Bank of the Ozarks, Inc. and Intervest Bancshares Corporation. For a description of this information, please see “Incorporation of Certain Documents by Reference” beginning on page 92. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” in the forepart of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

Unless the context otherwise requires, throughout this proxy statement/prospectus, “Ozarks” refers to Bank of the Ozarks, Inc.; “Bank of the Ozarks” or “the Bank” refers to Bank of the Ozarks, Ozarks’ wholly-owned bank subsidiary; “Intervest” refers to Intervest Bancshares Corporation; and “INB” refers to Intervest’s wholly-owned bank subsidiary, Intervest National Bank. Also, we refer to the proposed merger of Intervest with and into Ozarks as the “merger,” and the Agreement and Plan of Merger, dated July 31, 2014 by and among Ozarks, Bank of the Ozarks, Intervest and INB as the “merger agreement.”

The Merger

The terms and conditions of the merger by which Intervest will merge with and into Ozarks are contained in the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus. We encourage you to read that agreement carefully.

Parties to the Merger

Bank of the Ozarks, Inc. (page 37)

Bank of the Ozarks

Bank of the Ozarks, Inc., an Arkansas corporation, is the parent bank holding company for Bank of the Ozarks, an Arkansas state banking corporation. At September 30, 2014, Ozarks had consolidated total assets of approximately $6.6 billion, total deposits of approximately $5.1 billion and total common stockholders’ equity of approximately $876 million.

The principal executive office of Bank of the Ozarks, Inc. is located at 17901 Chenal Parkway, Little Rock, Arkansas 72223, and the telephone number is (501) 978-2265.

Intervest Bancshares Corporation (page 37)

Intervest National Bank

Intervest Bancshares Corporation, a Delaware corporation, is the parent holding company for Intervest National Bank, a nationally chartered commercial bank. Intervest operates seven offices, six in West Central Florida and one in New York City. At September 30, 2014, Intervest had approximately $1.5 billion of total assets, $1.2 billion of loans, $1.2 billion of deposits and total common stockholders’ equity of approximately $206 million.

Intervest’s principal executive office is located at One Rockefeller Plaza (Suite 400) New York, New York 10020 and the telephone number is (212) 218-2800.

What Intervest Stockholders Will Receive in the Merger (page 60)

Pursuant to the merger agreement, Intervest stockholders will be entitled to receive their pro rata portion of the aggregate merger consideration, which is based on the aggregate purchase price of $228,500,000, subject to adjustment as described herein. The purchase price will be adjusted downward, on a dollar-for-dollar basis by (i) the $2,892,066 cash amount that was paid by Intervest to redeem the outstanding Treasury Warrant and (ii) the amount paid by Intervest to cash out all outstanding stock options and SARs prior to the closing of the merger, as described herein. In addition, the purchase price may be further adjusted (iii) downward, on a dollar-for-dollar basis, by the amount that Intervest’s closing consolidated net book value, as defined in the merger agreement, is less than $202 million as of the determination date and (iv) if Intervest recovers amounts related to certain scheduled assets prior to the determination date, upward, on a dollar-for-dollar basis, by the amount of the after-tax net proceeds recovered in excess of the book value of such assets (as long as neither Intervest nor INB is involved in financing the sale of those assets). As of the date of this proxy statement/prospectus, Intervest has received $345,809 in after-tax net proceeds resulting from recoveries related to such assets.

The precise dollar value of your merger consideration and the number of shares of Ozarks common stock that you will receive depends upon the market price of Ozarks common stock prior to closing and the aggregate purchase price, which will be adjusted as described above.

When the merger is completed, taking into account the $2,892,066 cash amount Intervest previously paid to redeem the Treasury Warrant, and assuming that (1) Intervest pays an aggregate of $1,286,835 to holders of outstanding options and SARs prior to closing, (2) Intervest’s closing consolidated net book value is at least $202 million on the determination date, (3) the purchase price is increased by $345,809 in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date and (4) there are 22,023,990 shares of Intervest common stock outstanding immediately prior to closing, then the holder of a share of Intervest common stock will be entitled to receive merger consideration having a value of $10.20, payable in a number of shares of Ozarks common stock equal to $10.20 divided by the average closing price of Ozarks common stock for the ten consecutive trading days ending on the fifth business day preceding the closing of the merger, subject to a minimum and maximum price equal to $23.95 and $39.91, respectively (the “exchange ratio”).

You will not receive any fractional shares in the merger. Instead, you will receive a cash payment, without interest and rounded up to the nearest whole cent, for the value of any fraction of a share of Ozarks common stock that you would otherwise be entitled to receive, based on the average closing price of Ozarks common stock.

Material United States Federal Income Tax Consequences of the Merger (page 80)

Ozarks and Intervest will not be required to complete the merger unless Ozarks and Intervest have each received a legal opinion reasonably acceptable to them to the effect that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. The opinions will not bind the Internal Revenue Service, which could take a different view.

We expect that, for United States federal income tax purposes, you generally will not recognize any gain or loss with respect to the exchange of your shares of Intervest common stock for shares of Ozarks common stock in the merger. You will, however, have to recognize gain in connection with any cash received in lieu of a fractional share interest in Ozarks common stock.

You should read “Material United States Federal Income Tax Consequences of the Merger” on page 80 for a more complete discussion of the federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to fully understand the tax consequences of the merger to you.

Recommendations of the Intervest Board of Directors (page 39)

After careful consideration, the board of directors of Intervest unanimously determined that the merger and the merger agreement are fair and in the best interests of Intervest and its stockholders and unanimously approved the merger and the merger agreement. The board of directors of Intervest unanimously recommends that you vote “FOR” the Intervest merger proposal, “FOR” the Intervest advisory (non-binding) proposal on merger-related compensation and “FOR” the Intervest adjournment proposal, if necessary to solicit additional proxies.

In reaching its decision to approve the merger agreement and to recommend its approval to Intervest stockholders, the Intervest board of directors and executive management consulted with Sandler O’Neill + Partners, L.P. (which we refer to as “Sandler O’Neill”), its outside financial advisor, with respect to Intervest’s stand-alone potential to maintain its recent track record of growth and strong stockholder returns in the current banking and economic environment. The Intervest board of directors compared the stand-alone prospects and associated execution risks of Intervest with the value that Intervest stockholders would receive in the merger, and the board concluded that the merger consideration offers additional long-term value and is in the best interests of Intervest’s stockholders. The Intervest board of directors further consulted with Sandler O’Neill as to the fairness to the holders of Intervest common stock from a financial point of view of the consideration to be received by the stockholders in the merger and also consulted with its outside legal counsel as to its legal duties and the terms of the merger agreement. For more information regarding the factors considered by Intervest’s board of directors see “The Merger — Intervest’s Reasons for the Merger and Recommendations of the Board of Directors” on page 45.

Opinion of Intervest’s Financial Advisor (page 47 and Appendix B)

In connection with the merger, the board of directors of Intervest received the written opinion of Sandler O’Neill, the financial advisor to Intervest, as to the fairness to the holders of Intervest common stock, from a financial point of view, of the consideration to be received in the merger by such stockholders. The full text of the opinion of Sandler O’Neill dated July 30, 2014, is included as Appendix B to this proxy statement/prospectus. Intervest encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill. The opinion of Sandler O’Neill is directed to the board of directors of Intervest and does not constitute a recommendation to you or any other stockholder as to how to vote with respect to the merger agreement or any other matter relating to the proposed transaction. Intervest paid Sandler O’Neill a fee of $250,000 upon delivery of the fairness opinion. Sandler O’Neill will also receive a fee for its services, a portion of which ($525,550) was paid upon the parties’ execution of the merger agreement and is non-refundable, and a final portion of which ($2,102,200) will be payable upon completion of the merger. For further information, please see the section entitled “The Merger — Opinion of Intervest’s Financial Advisor” on page 47.

Special Meeting of Stockholders of Intervest (page 38)

Intervest will hold a special meeting of its stockholders on             , at [8:30] a.m., New York time, at its offices at One Rockefeller Plaza, Suite 400, New York, New York, 10020. At the special meeting of stockholders, you will be asked to vote on the following proposals:

1.	to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, referred to as the “Intervest merger proposal;”

2.	to approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Intervest in connection with the merger, referred to as the “Intervest advisory (non-binding) proposal on merger-related compensation;” and

3.	to approve one or more adjournments of the Intervest special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Intervest merger proposal, referred to as the “Intervest adjournment proposal.”

Stockholder approval of the Intervest merger proposal is required to complete the merger. Intervest will transact no business other than as listed above at the Intervest special meeting, except for business properly brought before the Intervest special meeting or any adjournment or postponement thereof.

You may vote at the special meeting of stockholders if you owned shares of Intervest common stock at the close of business on the record date,             . On that date, there were                      shares of Intervest common stock outstanding and entitled to vote at the special meeting of stockholders. You may cast one vote for each share of Intervest common stock you owned on the record date.

Even if you expect to attend the special meeting of stockholders, Intervest recommends that you promptly complete and return your proxy card in the enclosed return envelope.

The presence in person or by proxy of the holders of a majority of the outstanding shares of Intervest common stock is necessary to constitute a quorum at the special meeting.

Stockholder Vote Required (page 39)

Approval of the Intervest merger proposal requires the affirmative vote of the holders of a majority of the shares of Intervest common stock outstanding and entitled to vote at the special meeting. Because the required vote for this proposal is based upon the outstanding shares of Intervest common stock, a broker non-vote or a vote to “ABSTAIN” will have the same effect as a vote “AGAINST” the Intervest merger proposal.

Approval of the Intervest advisory (non-binding) proposal on merger-related compensation requires the affirmative vote of a majority of the votes cast at the special meeting. Because the required vote for this proposal is based upon the number of votes “cast” at the special meeting of stockholders, abstentions and broker non-votes will have no effect on the outcome of this proposal.

Approval of the Intervest adjournment proposal, if necessary to solicit additional proxies, requires, if a quorum is present at the special meeting, the affirmative vote of a majority of the votes cast at the special meeting, and abstentions and broker non-votes will have no effect on the outcome of this proposal. If a quorum is not present at the special meeting, approval of the Intervest adjournment proposal requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the special meeting. If a quorum is not present, a broker non-vote or a vote to “ABSTAIN” will have the same effect as a vote against the Intervest adjournment proposal.

The directors, executive officers and one principal stockholder of Intervest have entered into voting agreements with Ozarks agreeing to, among other things, vote their shares of Intervest common stock in favor of the merger agreement and the transactions contemplated thereby and restricting the transfer of the individual’s shares of Intervest common stock during the period between signing and the completion of the merger. As of the record date, 3,528,781 shares of Intervest common stock, or approximately 16% of the outstanding shares of the common stock entitled to vote at the special meeting, were bound by the voting agreement.

No Rights of Appraisal (page 76)

Holders of Intervest common stock will not have appraisal rights in connection with the merger. Under Delaware law, unless otherwise set forth in a corporation’s certificate of incorporation or bylaws, appraisal rights are not available to the holders of shares of a corporation listed on certain national securities exchanges, including the NASDAQ Global Select Market, in connection with a merger as long as the consideration to be received for such shares consists only of (a) stock of the surviving corporation, (b) stock of any other corporation that is or will be listed on a national stock exchange or is held by more than 2,000 holders, (c) cash in lieu of fractional shares, or (d) any combination of the foregoing. Because (i) the Intervest certificate of incorporation and bylaws do not contain provisions relating to appraisal rights, (ii) the common stock of Intervest is listed on the NASDAQ Global Select Market, and (iii) the consideration to be received by holders of Intervest common stock in the merger will consist only of common stock of Ozarks (which is listed on the NASDAQ Global Select Market) and cash in lieu of fractional shares, holders of common stock of Intervest do not have any right to demand appraisal rights under Delaware law and obtain payment in cash of the fair value of their shares in connection with the merger.

Interests of Intervest Executive Officers and Directors in the Merger (page 63)

In considering the recommendation of the board of directors of Intervest to approve the merger, you should be aware that the executive officers and directors of Intervest have certain financial interests in the merger that are in addition to their interests as Intervest stockholders. For example, Bank of the Ozarks and each of Intervest’s executive officers will enter into two-year employment agreements at the effective time of the merger. In addition, certain Intervest executive officers and directors own stock options, SARs and restricted stock that, per the merger agreement and whether or not vested, will be, in the case of restricted stock, fully earned and non-forfeitable as of the effective date of the merger and converted into the right to receive the merger consideration, and with respect to stock options and SARs, cancelled and converted into the right to receive a cash payment, as described above.

In addition, Ozarks has agreed to indemnify each present and former officer and director of Intervest for six years following the effective date of the merger, to the fullest extent as presently provided under Intervest’s organizational documents, for any claim against any such present and former officer and director in their capacity as such, subject to applicable law. Additionally, officers and directors of Intervest currently are covered by liability insurance for certain acts and omissions in their capacity as officers and/or directors of Intervest. This insurance coverage will be continued by Ozarks for a period of six years after the merger for acts and omissions of such persons in their capacity as officers and/or directors of Intervest occurring before the merger.

The Intervest board of directors was aware of these interests and considered them in its decision to approve the merger agreement.

As of the date of the merger agreement, none of the executive officers or directors of Intervest or INB owned any shares of Ozarks’ common stock.

Litigation Related to the Merger (page 78)

On August 7, 2014, a putative class action complaint, captioned Greentech Research LLC v. Callen, et al., was filed in the Supreme Court of the State of New York for New York County, by an entity purporting to be a stockholder of Intervest. On August 19, 2014, a putative class action complaint, captioned Sonnenberg v. Intervest Bancshares Corp., et al., was filed in the Supreme Court of the State of New York for New York County, by an entity purporting to be a stockholder of Intervest. Each of the complaints alleges that the directors of Intervest breached their fiduciary duties to Intervest’s stockholders in connection with the merger by approving a transaction pursuant to an allegedly inadequate process that undervalues Intervest and includes preclusive deal protection provisions; and that Intervest and Ozarks allegedly aided and abetted the Intervest directors in breaching their duties to Intervest’s stockholders. The complaints seek, on behalf of the putative class of all public stockholders of Intervest, court certification of the respective plaintiffs as class representatives and that such proceedings may proceed as stockholder class actions, and various remedies, including enjoining the merger from being consummated in accordance with its agreed-upon terms, rescission or an award of rescissory damages in the event that the merger is consummated, an accounting by the defendants to the plaintiff class for all damages caused by the defendants, recovery of plaintiffs’ costs and attorneys’ and experts’ fees relating to the lawsuit, and such further relief as the court deems just and proper. On October 14, 2014, the plaintiff in the Greentech action filed an amended complaint alleging, among other things, inadequacy of the disclosures contained in a preliminary version of this proxy statement/prospectus included in the registration statement on Form S-4 filed on September 29, 2014.

Pursuant to a stipulation among the parties in both actions and an order of the court, the Sonnenberg action was voluntarily dismissed without prejudice on November 17, 2014 and a second amended complaint in the Greentech action was filed on November 18, 2014, including the Sonnenberg plaintiff as an additional putative class representative. After certain preliminary discovery conducted in the Greentech action, the parties, after negotiation between their respective counsel, reached an agreement in principle to settle all claims of the plaintiffs and the proposed class in the Greentech action. The agreement in principle was memorialized in a memorandum of understanding signed by counsel for plaintiffs, plaintiff class and all defendants on November 18, 2014, which agreement is expected to be confirmed in a Settlement Agreement. The settlement is conditioned upon, among other things, approval of the settlement by the court and closing of the merger after its approval by the Intervest stockholders. While the defendants deny the allegations in the complaint and believe them to be without merit, they have agreed to the terms of the settlement to avoid the costs and disruptions of any further litigation and to permit timely closing of the merger upon receiving stockholder approval.

Pursuant to the terms of the settlement: (i) Intervest and Ozarks, without in any way admitting liability or conceding the allegations of the complaints, have agreed to make certain changes to the disclosure in the Form S-4, as reflected in this proxy statement/prospectus, and have agreed to bear certain expenses in connection with notice to the class in relation to the proposed settlement; and (ii) plaintiffs have agreed to move the court for certification of the proposed class and approval of the parties’ settlement and have agreed that, upon such approval, plaintiffs and plaintiff class would release all defendants from all claims asserted in the Greentech action. In connection with these motions, plaintiffs’ class counsel will also petition the court to award them attorneys’ fees and expenses, which fees and expenses as ordered by the court will be paid by Intervest or its successor. The parties have also agreed, pending final approval of the settlement, to stay and not pursue any further proceedings in the Greentech action, other than proceedings related to seeking approval of the settlement. There can be no assurance that the settlement between the parties will be approved by the court. Absent court approval of the settlement, the defendants intend to defend themselves vigorously against the plaintiffs’ claims.

One of the conditions to the closing of the merger is that no judgment, decree, injunction or other order by any court of competent jurisdiction is in effect that prohibits the completion of the merger. If completion of the merger is prevented or delayed by any such action, it could result in substantial additional costs to Ozarks and Intervest. In addition, Ozarks and Intervest could incur additional costs associated with the indemnification of Intervest’s directors and officers. See “The Merger Agreement — Litigation Relating to the Merger” on page 78 and “The Merger Agreement — Interests of Intervest Executive Officers and Directors in the Merger — Indemnification” on page 66 and “The Merger Agreement — Interests of Intervest Executive Officers and Directors in the Merger — Officers’ and Directors’ Liability Insurance” on page 67.

Regulatory Approvals Required for the Merger (page 76)

To complete the merger, the parties must receive the prior approvals of the Federal Reserve Board (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”) and the Arkansas State Bank Department. The U.S. Department of Justice is also able to provide input into the approval process of federal banking agencies and will have between fifteen (15) and thirty (30) days following any approval of a federal banking agency to challenge the approval on antitrust grounds. The applications for approval of the merger were approved by the FRB on October 21, 2014, by the FDIC on November 3, 2014 and by the Arkansas State Bank Department on November 20, 2014.

Conditions to the Merger (page 71)

Completion of the merger depends on a number of conditions being satisfied or waived, including the following:

•	holders of a majority of the outstanding shares of Intervest common stock must have approved the merger agreement and the merger;

•	all regulatory approvals and consents must have been obtained, any necessary approvals shall not contain a material adverse non-standard term or condition, and all waiting periods required by law must have expired or been terminated;

•	the consummation of the merger shall not be illegal or otherwise prohibited and no temporary, preliminary or permanent restraining order preventing the consummation of the merger is in effect;

•	Ozarks and Intervest, respectively, must have received opinions from Kutak Rock LLP and Harris Beach PLLC, respectively, each dated as of the closing date, to the effect that the merger will be treated for federal income tax purposes as a “reorganization” for purposes of Section 368 of the Internal Revenue Code, as amended; and

•	certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties subject to the materiality standards set forth in the merger agreement, the compliance in all material respects by the parties with their obligations under the merger agreement, and the non-existence of a material adverse effect (as such term is defined in the merger agreement).

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived or whether the merger will be completed.

No Solicitation (page 72)

Intervest has agreed, subject to certain limited exceptions, not to initiate discussions with another party regarding a business combination with such other party while the merger with Ozarks is pending.

Termination of the Merger Agreement (page 74)

Ozarks and Intervest may mutually agree at any time to terminate the merger agreement without completing the merger, even if the Intervest stockholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the merger agreement before closing under specified circumstances, including if the merger is not consummated by May 31, 2015, if the required regulatory approvals are not received or if the other party breaches its representations, warranties or covenants in the merger agreement in a material respect and such breach cannot be or has not been cured within the applicable cure period.

Termination Fee (page 75)

If the merger is terminated by Ozarks because Intervest has breached its non-solicitation covenant, or the board of directors of Intervest has withdrawn its recommendation to approve the merger or has recommended for approval a different business combination, based on an acquisition proposal by a third party that the Intervest directors have determined to be a superior proposal, Intervest will be required to pay a termination fee to Ozarks equal to $7.9 million.

Additionally, if the merger is terminated by Ozarks due to a material uncured breach by Intervest of its representations, warranties or covenants under the merger agreement (other than the non-solicitation covenant described in the immediately preceding paragraph) Intervest will be required to pay to Ozarks $1.75 million as liquidated damages. The merger agreement also would have required Intervest to pay the liquidated damages amount if Ozarks had terminated the merger agreement because Intervest failed to redeem the Treasury Warrant within the time period specified in the merger agreement. Intervest redeemed the Treasury Warrant on September 3, 2014.

Intervest agreed to the termination fee and liquidated damages arrangements in order to induce Ozarks to enter into the merger agreement. The termination fee requirement may discourage other companies from trying or proposing to combine with Intervest before the merger is completed.

Differences in Rights of Shareholders (page 82)

The rights of Intervest stockholders after the merger who continue as shareholders of Ozarks will be governed by Arkansas law rather than Delaware law. After the merger is completed, the articles of incorporation and bylaws of Ozarks, rather than the certificate of incorporation and bylaws of Intervest, will govern your rights as a stockholder. Material differences between the rights of stockholders of Intervest and shareholders of Ozarks include the process for determining the size of the board of directors, the process for removing directors, limitations of director liability, indemnification of officers, directors and employees, the ability of stockholders to act by written consent, and stockholder proposals and advance notice requirements. The material differences between the organizational documents and the rights of stockholders of Intervest and shareholders of Ozarks are explained in more detail under the section “Comparison of Shareholders’ Rights” beginning on page 82.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

OF BANK OF THE OZARKS, INC.

The following table presents selected consolidated financial information and other financial data for Bank of the Ozarks, Inc. The selected consolidated financial data presented below as of and for the nine months ended September 30, 2014 and 2013, is unaudited. The selected consolidated financial data as of and for the five years ended December 31, 2013 is derived from Ozarks’ audited historical consolidated financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period. The per common share data below have been restated to give retroactive effect to stock splits and stock dividends.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013(3)	2013(3)	2012	2011	2010	2009
	(Dollar amounts in thousands except per share data)
Income statement data:
Interest income	$206,902	$152,069	$212,153	$195,946	$199,169	$157,972	165,908
Interest expense	15,083	13,832	18,634	21,600	30,435	34,337	47,585
Net interest income	191,819	138,237	193,519	174,346	168,734	123,635	118,323
Provision for loan and lease losses	10,574	9,212	12,075	11,745	11,775	16,000	44,800
Non-interest income	56,996	57,446	76,039	62,860	117,083	70,322	51,051
Non-interest expense	117,856	91,341	126,069	114,462	122,531	87,419	68,632
Net income available to common stockholders	83,855	66,839	91,237	77,044	101,321	64,001	36,826
Common share and per common share data:
Earnings — diluted	$1.08	$0.93	$1.27	$1.11	$1.47	$0.94	$0.55
Book value	10.99	8.34	8.53	7.20	6.16	4.69	3.98
Dividends	0.345	0.255	0.36	0.25	0.18	0.15	0.13
Weighted-average diluted shares outstanding (000)	77,469	71,988	72,402	69,776	68,964	68,180	67,600
End of period shares outstanding (000)	79,705	73,404	73,712	70,544	68,928	68,214	67,620
Balance sheet data at period end:
Total assets	$6,580,360	$4,710,567	$4,791,170	$4,040,207	$3,841,651	$3,273,271	$2,770,811
Non-purchased loans and leases	3,639,142	2,522,589	2,632,565	2,115,834	1,880,483	1,851,113	1,904,104
Purchased non-covered loans	1,030,988	399,058	372,723	41,534	4,799	5,316	—
Covered loans	248,802	409,319	351,791	596,239	806,922	489,468	—
Allowance for loan and lease losses	49,606	41,660	42,945	38,738	39,169	40,230	39,619
FDIC loss share receivable	36,583	89,642	71,854	152,198	279,045	158,137	—
Covered foreclosed assets	27,882	40,452	37,960	52,951	72,907	31,145	—
Investment securities AFS	859,876	671,393	669,384	494,266	438,910	398,698	506,678
Total deposits	5,139,705	3,654,686	3,717,027	3,101,055	2,943,919	2,540,753	2,028,994
Repurchase agreements with customers	73,942	50,254	53,103	29,550	32,810	43,324	44,269
Other borrowings	352,616	280,905	280,895	280,763	301,847	282,139	342,553
Subordinated debentures	64,950	64,950	64,950	64,950	64,950	64,950	64,950
Total common stockholders’ equity	875,578	612,338	629,060	507,664	424,551	320,355	269,028
Loan and lease (including covered loans and purchased non-covered loans) to deposit ratio	95.70%	91.14%	90.32%	88.80%	91.45%	92.33%	93.84%
Average balance sheet data:
Total average assets	$5,650,230	$4,098,903	$4,270,052	$3,779,831	$3,755,291	$2,998,850	$3,002,121
Total average common stockholders’ equity	751,602	540,382	560,351	458,595	374,664	296,035	267,768
Average common equity to average assets	13.30%	13.18%	13.12%	12.13%	9.98%	9.87%	8.92%
Performance ratios:
Return on average assets*	1.98%	2.18%	2.14%	2.04%	2.70%	2.13%	1.23%
Return on average common stockholders’ equity*	14.92%	16.54%	16.28%	16.80%	27.04%	21.62%	13.75%
Net interest margin — FTE*	5.52%	5.63%	5.63%	5.91%	5.84%	5.18%	4.80%
Efficiency ratio	45.88%	45.23%	45.32%	46.58%	41.56%	42.86%	37.84%
Common stock dividend payout ratio	31.20%	28.75%	28.22%	22.44%	12.50%	15.89%	23.84%

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013(3)	2013(3)	2012	2011	2010	2009
	(Dollar amounts in thousands except per share data)
Asset quality ratios:
Net charge-offs to average loans and leases*(1)	0.11%	0.13%	0.13%	0.30%	0.69%	0.81%	1.75%
Nonperforming loans and leases to total loans and leases(2)	0.49%	0.41%	0.33%	0.43%	0.70%	0.75%	1.24%
Nonperforming assets to total assets(2)	0.50%	0.47%	0.43%	0.57%	1.17%	1.72%	3.06%
Allowance for loan and lease losses as a % of:
Total loans and leases(2)	1.36%	1.65%	1.63%	1.83%	2.08%	2.17%	2.08%
Nonperforming loans and leases(2)	276%	400%	492%	425%	297%	289%	168%
Capital ratios at period end:
Tier 1 leverage	12.97%	14.72%	14.19%	14.40%	12.06%	11.88%	11.39%
Tier 1 risk-based capital	12.28%	15.94%	16.15%	18.11%	17.67%	16.13%	13.78%
Total risk-based capital	13.03%	16.96%	17.18%	19.36%	18.93%	17.39%	15.03%

*	Ratios annualized based on actual days for interim periods.
(1)	Excludes covered loans and net charge-offs related to covered loans.
(2)	Excludes purchased non-covered loans, covered loans and covered foreclosed assets, except for their inclusion in total assets.
(3)	During the second quarter of 2014, Ozarks revised its initial estimates regarding the expected recovery of acquired assets with built-in losses in its July 31, 2013 acquisition of The First National Bank of Shelby (“FNB”). As a result, certain amounts previously reported in the Ozarks’ financial statements have been recast to increase the bargain purchase gain on the FNB acquisition by $4.1 million to reflect this change in estimate.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

OF INTERVEST BANCSHARES CORPORATION

The following table presents selected consolidated financial information and other financial data of Intervest Bancshares Corporation. The selected consolidated financial data presented below as of and for the nine months ended September 30, 2014 and 2013, is unaudited. The selected consolidated financial information as of and for the five years ended December 31, 2013 has been derived from Intervest’s audited historical consolidated financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	At or For The Nine Months Ended September 30,		At or For The Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollar amounts in thousands except per share data)
Financial condition data:
Total assets	$1,511,203	$1,584,239	$1,567,796	$1,665,792	$1,969,540	$2,070,868	$2,401,204
Cash and cash equivalents	11,483	30,253	24,700	60,395	29,863	23,911	7,977
Securities held to maturity, net	—	416,321	383,937	443,777	700,444	614,335	634,856
Securities available for sale	305,347	1,016	—	—	—	—	—
Loans receivable, net of deferred fees	1,175,269	1,100,277	1,127,522	1,107,466	1,163,790	1,337,326	1,686,164
Allowance for loan losses	26,634	26,777	27,833	28,103	30,415	34,840	32,640
Total deposits	1,214,324	1,298,403	1,282,232	1,362,619	1,662,024	1,766,083	2,029,984
Subordinated debentures (plus accrued interest)	56,758	57,165	57,570	62,930	78,606	84,676	118,552
Available lines of credit	364,000	465,000	427,000	512,000	761,000	688,000	581,000
Preferred stockholders’ equity	—	—	—	24,624	24,238	23,852	23,466
Common stockholders’ equity	205,879	192,288	196,991	186,323	173,293	162,108	190,588
Asset quality data:
Nonaccrual loans	$22,538	$39,517	$35,903	$45,898	$57,240	$52,923	$123,877
Foreclosed real estate, net of valuation allowance	2,650	12,019	10,669	15,923	28,278	27,064	31,866
Investment securities on a cash basis	—	2,604	—	3,721	4,378	2,318	1,385
Accruing troubled debt restructured loans	24,690	11,381	13,429	20,076	9,030	3,632	97,311
Loans 90 days past due and still accruing	3,965	18,403	4,087	4,391	1,925	7,481	6,800
Loan chargeoffs		1,938	1,938	3,152	9,598	100,146	8,103
Loan recoveries	301	2,112	2,218	840	155	883	1,354
Real estate chargeoffs	1,627	4,171	4,427	4,766	—	15,614	—
Impairment writedowns on security investments	—	964	964	582	201	1,192	2,258
Operations data:
Interest and dividend income	$47,495	$47,496	$63,616	$77,284	$92,837	$107,072	$123,598
Interest expense	15,391	21,087	27,110	38,067	50,540	62,692	81,000
Net interest and dividend income	32,104	26,409	36,506	39,217	42,297	44,380	42,598
(Credit) provision for loan losses	(1,500)	(1,500)	(550)	—	5,018	101,463	10,865
Net interest and dividend income (expense) after (credit) provision for loan losses	33,604	27,909	37,056	39,217	37,279	(57,083)	31,733
Noninterest income	4,336	2,346	4,946	6,194	4,308	2,110	297
Noninterest expenses	13,112	11,954	15,853	22,882	20,829	38,683	27,084
Earnings (loss) before income taxes	24,212	18,466	26,149	22,529	20,758	(93,656)	4,946
Provision (benefit) for income taxes	10,452	8,179	11,655	10,307	9,512	(40,348)	1,816
Net earnings (loss) before preferred dividend requirements	13,760	10,287	14,494	12,222	11,246	(53,308)	3,130
Preferred dividend requirements(1)	—	1,057	1,057	1,801	1,730	1,667	1,632
Net earnings (loss) available to common stockholders	$13,760	$9,230	$13,437	$10,421	$9,516	$(54,975)	$1,498

	At or For The Nine Months Ended September 30,		At or For The Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollar amounts in thousands except per share data)
Common share and per common share data:
Basic earnings (loss) per share	$0.62	$0.42	$0.61	$0.48	$0.45	$(4.95)	$0.18
Diluted earnings (loss) per share	0.62	0.42	0.61	0.48	0.45	(4.95)	0.18
Cash dividends per common share	0.10	—	—	—	—	—	—
Book value per common share(2)	9.35	8.77	8.99	8.44	8.07	7.61	23.04
Common stock outstanding (at period end)	22,023,990	21,916,623	21,918,623	21,589,589	21,125,289	21,126,489	8,270,812
Average diluted common stock outstanding	22,206,735	21,972,950	21,993,626	21,568,196	21,126,187	11,101,196	8,270,812
Other data and ratios:
Net interest margin	2.81%	2.33%	2.39%	2.29%	2.18%	2.11%	1.83%
Return on average assets*	1.17%	0.85%	0.90%	0.66%	0.56%	(2.42)%	0.13%
Return on average common equity*	9.05%	7.20%	7.58%	6.82%	6.74%	(32.20)%	1.65%
Noninterest income to average assets*	0.28%	0.15%	0.31%	0.34%	0.21%	0.10%	0.01%
Noninterest expenses to average assets*(3)	0.83%	0.74%	0.97%	0.91%	0.78%	0.87%	0.84%
Nonperforming assets to total assets	1.67%	3.42%	2.97%	3.93%	4.56%	3.97%	6.54%
Nonaccrual loans to total gross loans	1.91%	3.58%	3.17%	4.13%	4.90%	3.94%	7.31%
Loans, net of unearned income to deposits	97%	85%	88%	81%	70%	76%	83%
Allowance for loan losses to total net loans	2.27%	2.43%	2.47%	2.54%	2.61%	2.61%	1.94%
Allowance for loan losses to nonaccrual loans	118%	68%	78%	61%	53%	66%	26%
Efficiency ratio(4)	36%	42%	38%	37%	34%	41%	46%
Average stockholders’ equity to average total assets*	12.88%	13.04%	12.81%	11.07%	9.43%	8.60%	9.03%
Stockholders’ equity to total assets	13.62%	12.14%	12.56%	12.66%	10.03%	8.98%	8.91%
Tier 1 capital to average assets	16.92%	15.23%	15.46%	14.71%	11.56%	10.06%	11.17%
Tier 1 capital to risk-weighted assets	20.84%	19.56%	19.95%	20.15%	16.58%	13.56%	14.18%
Total capital to risk-weighted assets	22.10%	20.82%	21.21%	21.41%	17.84%	14.83%	15.44%

*	Returns for the nine-month periods have been annualized.
(1)	Represents dividend requirements on outstanding preferred stock and amortization of related preferred stock discount. All preferred stock was repurchased or redeemed and retired during 2013.
(2)	Represents common stockholders’ equity (less preferred dividends in arrears of $4.2 million, $2.8 million and $1.4 million at December 31, 2012, 2011 and 2010, respectively) divided by common shares outstanding.
(3)	For purposes of this calculation, noninterest expenses exclude net real estate expenses (income) and provisions for real estate losses.
(4)	Defined as noninterest expenses (excluding provisions for real estate losses and net real estate expenses (income)) as a percentage of net interest and dividend income plus noninterest income.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial statements are based on the historical financial data of Ozarks and Intervest, and have been prepared to illustrate the effects of the proposed merger. The unaudited pro forma combined consolidated financial information and explanatory notes take into account the $2,892,066 cash amount paid by Intervest to redeem the Treasury Warrant, and are based upon the assumptions that (i) Intervest pays an aggregate of $1,286,835 to holders of outstanding options and SARs in connection with the termination of its equity plan prior to closing, (ii) Intervest’s closing consolidated net book value is at least $202 million on the determination date, (iii) the purchase price is increased by $345,809 in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date, (iv) the total number of shares of Intervest common stock outstanding immediately prior to the completion of the merger will be 22,023,990, and (v) the 10-day average closing price of Ozarks common stock on the fifth business day prior to the closing of the merger is $35.90 (which was the closing price of Ozarks’ common stock on November 20, 2014, the last practicable trading day before the date of this proxy statement/prospectus). Accordingly, applying the assumptions listed above, each share of Intervest common stock will be converted into the right to receive 0.2842 shares of Ozarks common stock ($10.20/$35.90) plus cash in lieu of any fractional shares, resulting in an aggregate of approximately 6,258,131 shares of Ozarks common stock to be issued in connection with the merger.

The following unaudited pro forma combined consolidated financial statements have been prepared using the acquisition method of accounting, giving effect to Ozarks’ completed acquisitions of Summit Bancorp, Inc., or Summit, which closed on May 16, 2014, and The First National Bank of Shelby, or FNB, which closed on July 31, 2013, and the proposed acquisition of Intervest, including pro forma assumptions and adjustments related to the Summit and FNB acquisitions and the proposed acquisition with Intervest, as described in the accompanying notes to the unaudited pro forma combined consolidated financial statements. The unaudited pro forma combined consolidated balance sheet combines the historical financial information of Ozarks and Intervest as of September 30, 2014, and assumes that the Intervest merger was completed on that date. This balance sheet includes the assets and liabilities of Summit and FNB in Ozarks’ historical information because these acquisitions closed on May 16, 2014 and July 31, 2013, respectively. The unaudited pro forma combined consolidated statements of income for the nine-month period ended September 30, 2014 and the twelve-month period ended December 31, 2013 give effect to the Summit, FNB and Intervest acquisitions as if all three transactions had been completed on January 1, 2013.

The following unaudited pro forma combined condensed financial statements are provided for informational purposes only. The unaudited pro forma combined condensed financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined condensed financial statements;

•	Ozarks’ separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, included in Ozarks’ Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference herein and Intervest’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, included in Intervest’s Annual Report on Form 10-K for the year ended December 31, 2013, incorporated by reference herein;

•

Ozarks’ separate unaudited historical condensed consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2014 included in Ozarks’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, incorporated by reference herein and Intervest’s separate unaudited historical condensed consolidated financial statements and accompanying notes as of and for the nine months ended September 30, 2014 included in Intervest’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, incorporated by reference herein; and

•	other information pertaining to Ozarks and Intervest contained in or incorporated by reference into this proxy statement/prospectus. Please see the sections entitled “Selected Consolidated Financial and Other Data of Bank of the Ozarks, Inc.” and “Selected Consolidated Financial and Other Data of Intervest Bancshares Corporation” beginning on pages 15 and 17, respectively.

Unaudited Pro Forma Combined Consolidated Balance Sheet

As of September 30, 2014

	Ozarks Historical	Intervest Historical	Intervest Pro forma Adjustments		Pro forma Combined
	(Dollars in thousands)
Assets
Cash and due from banks	$109,877	$10,249	$(4,179	)(b)	$115,947
Federal funds sold and interest earning assets	2,207	1,234	—		3,441

Cash and cash equivalents	112,084	11,483	(4,179)		119,388
Investment securities	859,876	317,682	—	(c)	1,177,558
Loans and leases, including purchased non-covered loans	4,670,130	1,175,269	(50,249	)(d)	5,795,150
Loans covered by FDIC loss share agreements	248,802	—	—		248,802
Allowance for loan and lease loses	(49,606)	(26,634)	26,634	(e)	(49,606)

Net loans	4,869,326	1,148,635	(23,615)		5,994,346
FDIC loss share receivable	36,583	—	—		36,583
Premises and equipment, net	267,888	4,428	—		272,316
Foreclosed assets not covered by FDIC loss share agreements	14,781	2,650	(818	)(d)	16,613
Foreclosed assets covered by FDIC loss share agreements	27,882	—	—		27,882
Accrued interest receivable	20,966	4,665	—		25,631
Bank owned life insurance	180,667	—	—		180,667
Goodwill	78,669	—	56,802	(f)	135,471
Other intangible assets, net	28,439	—	6,244	(g)	34,683
Current and deferred income taxes	50,411	15,229	18,665	(h)	84,305
Other, net	32,788	6,431	(1,433	)(i)	37,786

Total assets	$6,580,360	$1,511,203	$51,666		$8,143,229

Liabilities and Stockholders’ Equity
Deposits:
Demand non-interest bearing	$1,089,415	$6,390	$—		$1,095,805
Savings and interest bearing transaction	2,787,958	366,886	—		3,154,844
Time	1,262,332	841,048	25,400	(j)	2,128,780

Total deposits	5,139,705	1,214,324	25,400		6,379,429
Repurchase agreements	73,942	—	—		73,942
Other borrowings	352,616	—	—		352,616
Subordinated debentures	64,950	56,702	—		121,652
FDIC clawback payable	26,676	—	—		26,676
Accrued interest payable and other liabilities	43,452	34,298	7,478	(k)	85,228

Total liabilities	5,701,341	1,305,324	32,878		7,039,543

Stockholders’ equity:
Common stock	797	22,024	63	(a)	860
			(22,024	)(l)
Additional paid-in capital	317,390	84,526	224,604	(a)	541,994
			(84,526	)(l)
Retained earnings	546,667	100,517	(100,517	)(l)	546,667
Accumulated other comprehensive income	10,724	(1,188)	1,188	(l)	10,724

Total stockholders’ equity before noncontrolling interest	875,578	205,879	18,788		1,100,245
Noncontrolling interest	3,441	—	—		3,441

Total stockholders’ equity	879,019	205,879	18,788		1,103,686

Total liabilities and stockholders’ equity	$6,580,360	$1,511,203	$51,666		$8,143,229

Unaudited Pro Forma Combined Consolidated Income Statement

For the Nine Month Ended September 30, 2014

	Ozarks Historical	Summit Historical(1)	Summit Pro forma Adjustments		Ozarks and Summit Pro forma Combined	Intervest Historical	Intervest Pro forma Adjustments		Pro forma Combined
Interest income:
Loans and leases, including purchased non-covered loans	$152,934	$13,685	$2,188	(3)	$168,807	$43,961	$5,930	(m)	$218,698
Covered loans	31,166	—	—		31,166	—	—		31,166
Investment securities:	22,752	2,757	—		25,509	3,486	—		28,995
Other	50	76	—		126	48	—		174

Total interest income	206,902	16,518	2,188		225,608	47,495	5,930		279,033
Interest expense:
Deposits	5,693	1,842	(600	)(4)	6,935	14,209	(5,175	)(n)	15,969
Repurchase agreements	40	11	—		51	—	—		51
Other borrowings	8,083	3,539	(375	)(5)	11,247	—	—		11,247
Subordinated debentures	1,267	—	—		1,267	1,182	—		2,449

Total interest expense	15,083	5,392	(975)		19,500	15,391	(5,175)		29,716

Net interest income	191,819	11,126	3,163		206,108	32,104	11,105		249,317
Provision for loan and lease losses	10,574	—	—		10,574	(1,500)	—		9,074

Net interest income after provision	181,245	11,126	3,163		195,534	33,604	11,105		240,243

Non-interest income
Service charges on deposit accounts	19,601	1,389	—		20,990	310	—		21,300
Mortgage lending income	3,807	—	—		3,807	—	—		3,807
Trust income	4,099	151	—		4,250	—	—		4,250
Bank owned life insurance income	3,799	332	—		4,131	—	—		4,131
Accretion of FDIC loss share payable, net of amortization of FDIC clawback payable	(611)	—	—		(611)	—	—		(611)
Other income from loss share and purchased non-covered loans	10,309	—	—		10,309	—	—		10,309
Net gains (losses) on investment securities	67	348	—		415	196	—		611
Gains (losses) on sales of other assets	4,111	(1)	—		4,110	—	—		4,110
Gain on merger and acquisition transaction	4,667	—	—		4,667	—	—		4,667
Other	7,147	376	—		7,523	3,830	—		11,353

Total non-interest income	56,996	2,595	—		59,591	4,336	—		63,927

Non-interest expense:
Salaries and employee benefits	57,396	10,799	—		68,195	6,105	—		74,300
Net occupancy and equipment	17,574	2,054	(75	)(6)	19,553	1,627	—		21,180
Other operating expenses	42,886	5,040	959	(7)	48,885	5,996	937	(o)	55,818

Total non-interest expenses	117,856	17,893	884		136,633	13,728	937		151,298

Income before taxes	120,385	(4,172)	2,279		118,492	24,212	10,168		152,872
Provision for income taxes	36,559	(2,367)	880	(8)	35,072	10,452	3,925	(p)	49,449

Net income (loss)	83,826	(1,805)	1,399		83,420	13,760	6,243		103,423
Net income attributable to noncontrolling interest	29	—	—		29	—	—		29

Net income available to common stockholders	$83,855	$(1,805)	$1,399		$83,449	$13,760	$6,243		$103,452

Basic earnings per common share:
Earnings (loss) per share	$1.09	$(0.29)			$1.05	$0.62			$1.20
Weighted average shares outstanding (thousands)	76,763	6,138			79,646	22,014			85,904
Diluted earnings per common share:
Earnings (loss) per share	$1.08	$(0.29)			$1.04	$0.62			$1.19
Weighted average shares outstanding (thousands)	77,469	6,205			80,352	22,207			86,610

Unaudited Pro Forma Combined Consolidated Income Statement

For the Year Ended December 31, 2013

	Ozarks Historical	Summit Historical	FNB Historical(2)	Summit Pro forma Adjustments		FNB Pro forma Adjustments		Ozarks, Summit and FNB Pro forma Combined	Intervest Historical	Intervest Pro forma Adjustments		Pro forma Combined
	(Dollars in thousands, except per share data)
Interest income:
Loans and leases, including purchased non-covered loans	$144,227	$37,260	$11,255	$8,236	(3)	$2,824	(9)	$203,802	$59,074	$10,908	(m)	$273,784
Covered loans	45,122	—	—	—		—		45,122	—	—		45,122
Investment securities	22,771	8,056	1,273	—		—		32,100	4,473	—		36,573
Other	33	704	112	—		—		849	69	—		918

Total interest income	212,153	46,020	12,640	8,236		2,824		281,873	63,616	10,908		356,397
Interest expense:
Deposits	6,104	5,717	2,571	(2,600	)(4)	(2,176	)(10)	9,616	25,430	(9,900	)(n)	25,146
Repurchase agreements	30	38	157	—		—		225	—	—		225
Other borrowings	10,780	1,561	231	(1,050	)(5)	—		11,522	1	—		11,523
Subordinated debentures	1,720	—	—	—		—		1,720	1,679	—		3,399

Total interest expense	18,634	7,316	2,959	(3,650)		(2,176)		23,083	27,110	(9,900)		40,293

Net interest income	193,519	38,704	9,681	11,886		5,000		258,790	36,506	20,808		316,104
Provision for loan and lease losses	12,075	2,400	(870)	—		—		13,605	(550)	—		13,055

Net interest income after provision	181,444	36,304	10,551	11,886		5,000		245,185	37,056	20,808		303,049

Non-interest income:
Service charges on deposit accounts	21,644	5,418	1,538	—		—		28,600	372	—		28,972
Mortgage lending income	5,626	1,588	488	—		—		7,702	—	—		7,702
Trust income	4,096	419	750	—		—		5,265	—	—		5,265
Bank owned life insurance income	4,529	938	—	—		—		5,467	—	—		5,467
Accretion of FDIC loss share payable, net of amortization of FDIC clawback payable	7,171	—	—	—		—		7,171	—	—		7,171
Other income from loss share and purchased non-covered loans	13,153	—	—	—		—		13,153	—	—		13,153
Net gains on investment securities	161	—	—	—		—		161	517	—		678
Gains on sales of other assets	9,386	—	—	—		—		9,386	—	—		9,386
Gain on merger and acquisition transaction	5,163	—	—	—		—		5,163	—	—		5,163
Other	5,110	476	826	—		—		6,412	4,057	—		10,469

Total non-interest income	76,039	8,839	3,602	—		—		88,480	4,946	—		93,426

Non-interest expense:
Salaries and employee benefits	64,825	18,768	5,403	—		—		88,996	7,458	—		96,454
Net occupancy and equipment	18,710	4,875	1,520	(200	)(6)	(166	)(11)	24,739	2,184	—		26,923
Other operating expenses	42,534	5,345	14,481	2,557	(7)	845	(12)	65,762	6,211	1,249	(o)	73,222

Total non-interest expenses	126,069	28,988	21,404	2,357		679		179,497	15,853	1,249		196,599

Income (loss) before taxes	131,414	16,155	(7,251)	9,529		4,321		154,168	26,149	19,559		199,876
Provision for income taxes	40,148	2,451	1	3,678	(8)	(1,089	)(8)	45,189	11,655	7,550	(p)	64,394

Net income (loss)	91,266	13,704	(7,252)	5,851		5,410		108,979	14,494	12,009		135,482
Preferred stock dividend and discount amortization	—	—	—	—		—		—	(1,057)	—		(1,057)
Net income (loss) attributable to noncontrolling interest	(29)	—	—	—		—		(29)	—	—		(29)

Net income (loss) available to common stockholders	$91,237	$13,704	$(7,252)	$5,851		$5,410		$108,950	$13,437	$12,009		$134,396

Basic earnings per common share:
Earnings (loss) per share	$1.27	$2.24	$(18.13)					$1.38	$0.61			$1.57
Weighted average shares outstanding (thousands)	71,910	6,108	400					79,143	21,894			85,401
Diluted earnings per common share:
Earnings (loss) per share	$1.26	$2.22	$(18.13)					$1.37	$0.61			$1.56
Weighted average shares outstanding (thousands)	72,402	6,175	400					79,635	21,994			85,893

Notes to Unaudited Pro Forma Combined Consolidated Financial Information

As of and for the Nine Months Ended September 30, 2014

And for the Year Ended December 31, 2013

(a)	This represents the estimated Intervest merger consideration of $228.5 million, plus $0.35 million in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date, less $2.9 million paid by Intervest to the U.S. Treasury to redeem the common stock warrants issued by Intervest pursuant to TARP and approximately $1.3 million estimated to be paid by Intervest to existing holders of options to purchase shares of common stock and to holders of SARs to terminate those agreements, consisting of 100% common stock. It is assumed that 6,258,131 shares of Ozarks’ $0.01 par value common stock are issued based on the closing price of $35.90 per share which was the closing price of Ozarks’ common stock on November 20, 2014, the latest practicable trading day before filing of this proxy statement/prospectus. The following table is a sensitivity analysis of the potential merger consideration based on changes in the price of Ozarks’ common stock for purposes of determining the exchange ratio for this transaction.

Change in Average Closing Price	Average Closing Price		Exchange Ratio		No. shares to be Issued		Cash-out of Warrants, Options and SARs	Approximate Transaction Value
40%	$50.26	(1)	0.2556	(1)	5,629,338	(1)	$4,178,901	$287,110,000
30%	$46.67	(1)	0.2556	(1)	5,629,338	(1)	$4,178,901	$266,900,000
20%	$43.08	(1)	0.2556	(1)	5,629,338	(1)	$4,178,901	$246,690,000
10%	$39.49		0.2583		5,689,210		$4,178,901	$228,850,000
0%	$35.90		0.2842		6,258,131		$4,178,901	$228,850,000
-10%	$32.31		0.3157		6,953,479		$4,178,901	$228,850,000
-20%	$28.72		0.3552		7,822,663		$4,178,901	$228,850,000
-30%	$25.13		0.4059		8,940,187		$4,178,901	$228,850,000
-40%	$21.54	(1)	0.4259	(1)	9,380,664	(1)	$4,178,901	$206,240,000

(1)	The Intervest merger agreement stipulates a minimum average closing price of $23.95 per share and a maximum average closing price of $39.91 per share to be used for purposes of calculating the exchange ratio. Accordingly, to the extent the average closing price of Ozarks common stock exceeds $39.91 per share, the total transaction value will increase although the aggregate number of shares issued will remain fixed, based on that average closing price. Conversely, to the extent the average closing price of Ozarks common stock is less than $23.95 per share, the total transaction value will decrease although the aggregate number of shares issued will remain fixed, based on that average closing price.

(b)	This adjustment represents the $2.9 million paid by Intervest to the U.S. Treasury to redeem the common stock warrants issued by Intervest pursuant to TARP and approximately $1.3 million estimated to be paid by Intervest to holders of options to purchase shares of Intervest common stock and to holders of SARs in connection with the termination of Intervest’s equity compensation plans prior to closing.
(c)	During the third quarter of 2014, Intervest transferred its investment securities portfolio from held-to-maturity to available-for-sale. Accordingly, no purchase accounting adjustment is necessary at September 30, 2014 to mark this portfolio to estimated fair value.
(d)

This adjustment represents Ozarks’ estimate of the necessary writedown of Intervest’s loan portfolio and foreclosed assets to estimated fair value. The estimated purchase accounting adjustment for the acquired loan portfolio is comprised of approximately $15.7 million of non-accretable credit adjustments and approximately $34.5 million of accretable interest rate adjustments. The estimated purchase accounting adjustment of approximately $0.8 million for the acquired foreclosed assets consists entirely of non-accretable adjustments. Subsequent to the completion of the Intervest merger transaction, Ozarks will finalize its determination of the fair values of the acquired loans and the acquired foreclosed assets which could significantly change both the amount and the composition of these estimated purchase accounting adjustments.
(e)	This adjustment represents the elimination of Intervest’s allowance for loan losses.
(f)	This adjustment represents the estimated purchase price allocation for Intervest, assuming the transaction closed on September 30, 2014, and is calculated as follows (in thousands):

Total purchase price	$228,846
Less: equity at book value	(205,879)
Elimination of allowance for loan losses	(26,634)
Current and deferred taxes	(18,665)
Estimated transaction costs and contract buyouts	7,478
Allocated to:
Loans and foreclosed assets	51,067
Core deposit intangible	(6,244)
Other assets	1,433
Time deposits	25,400

Goodwill	$56,802

(g)	This adjustment represents Ozarks’ estimate of the core deposit intangible asset to be recorded. The actual amount of such core deposit intangible asset will be determined at the completion of the Intervest merger transaction.
(h)	This adjustment includes current and deferred income tax assets and liabilities recorded to reflect the differences in the carrying values of the acquired assets and the assumed liabilities for financial reporting purposes and the cost basis for federal income tax purposes.
(i)	This adjustment represents the write-off of certain other assets to estimated fair value.
(j)	This adjustment represents the estimated write-up of assumed time deposits to reflect a current market rate of interest.
(k)	This adjustment represents the accrual of certain costs and contract buyouts expected to be incurred in connection with the merger transaction. The details of such costs and contract buyouts are as follows (in thousands):

Financial advisor fee	$2,878
Estimated contract termination costs	3,500
Estimated attorneys and accountants fees	600
Other transaction costs	500

Total costs	$7,478

(l)	This adjustment represents the elimination of the historical equity of Intervest.
(m)	Upon the completion of the Intervest merger transaction, Ozarks will evaluate the acquired loan portfolio to finalize the necessary credit and interest rate fair value adjustments. Subsequently, the interest rate portion of the fair value adjustments will be accreted into earnings as an adjustment to the yield of such acquired loans. This adjustment represents Ozarks’ estimate of the expected accretion that would have been recorded in 2013 and the first nine months of 2014 assuming the Intervest merger transaction closed on January 1, 2013 and using a weighted average maturity of approximately 4.7 years. The estimated accretion adjustments are approximately $10.9 million in year 1, approximately $7.9 million in year 2, approximately $6.6 million in year 3, approximately $4.8 million in year 4, approximately $2.4 million in year 5 and approximately $1.9 million thereafter. Subsequent to the closing of the Intervest merger transaction, the amount and timing of the estimated accretion of this purchase accounting adjustment could be revised significantly.

(n)	Upon the completion of the Intervest merger transaction, Ozarks will evaluate the assumed time deposits to finalize the necessary fair value adjustment to reflect current interest rates for comparable deposits. This fair value adjustment will then be accreted into earnings as a reduction of the cost of such time deposits. This adjustment represents Ozarks’ estimate of the expected accretion that would have been recorded in 2013 and the first nine months of 2014 assuming the Intervest merger transaction closed on January 1, 2013 and using a weighted-average maturity of approximately 2.1 years. The estimated accretion adjustments are approximately $9.9 million in year 1, approximately $6.9 million in year 2, approximately $4.8 million in year 3, approximately $2.4 million in year 4, approximately $1.1 million in year 5 and approximately $0.3 million thereafter. Subsequent to the closing of the Intervest merger transaction, the amount and timing of the estimated accretion of this purchase accounting adjustment could be revised significantly.
(o)	This adjustment represents the expected amortization during 2013 and the first nine months of 2014 of the core deposit intangible expected to be acquired in the Intervest merger transaction, assuming the Intervest merger transaction closed on January 1, 2013. The estimated useful lives of the acquired intangible asset is estimated to be five years.
(p)	This adjustment represents income tax expense on the pro forma adjustments at Ozarks’ statutory federal and state income tax rate of 38.6%.

(1)	Includes the historical results of operations for Summit through May 16, 2014, the date the Summit merger transaction closed.
(2)	Includes the historical results of operations for FNB for the six months ended June 30, 2013.
(3)	This adjustment represents Ozarks’ estimate of the accretion on the acquired loan portfolio of Summit that would have been recorded during 2013 and the first nine months of 2014 assuming the Summit merger transaction closed on January 1, 2013.
(4)	This adjustment represents Ozarks’ estimate of the accretion on the assumed time deposits from Summit that would have been recorded during 2013 and the first nine months of 2014 assuming the Summit merger transaction closed on January 1, 2013.
(5)	This adjustment represents the estimated amount of accretion on Federal Home Loan Bank of Dallas advances assumed from Summit that would have been recorded in 2013 and the first nine months of 2014 assuming the Summit merger transaction closed on January 1, 2013.
(6)	This adjustment represents the estimated decrease in depreciation and amortization expense during 2013 and the first nine months of 2014 assuming the Summit merger transaction closed on January 1, 2013.
(7)	This adjustment represents the additional amortization of the core deposit intangible during 2013 and the first nine months of 2014 assuming the Summit merger transaction closed on January 1, 2013.
(8)	This adjustment represents income tax expense on the pro forma adjustments at Ozarks’ statutory federal and state income tax rate of 38.6%.
(9)	This adjustment represents Ozarks’ estimate of the additional accretion income on the acquired loan portfolio of FNB that would have been recorded during 2013 assuming the FNB transaction closed on January 1, 2013.
(10)	This adjustment represents Ozarks’ estimate of the additional accretion on the assumed time deposits from FNB that would have been recorded during 2013 assuming the FNB merger transaction closed on January 1, 2013.
(11)	This adjustment represents the estimated decrease in depreciation and amortization expense during 2013 assuming the FNB merger transaction closed on January 1, 2013.
(12)	This adjustment represents the additional amortization of the core deposit intangible during 2013 assuming the FNB merger transaction closed on January 1, 2013.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA AND

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth for both Ozarks common stock and Intervest common stock certain historical, pro forma and pro forma equivalent per share financial information. The historical per share information has been derived from the financial statements of Ozarks and Intervest that have been filed with the SEC, certain of which are incorporated by reference herein. The dividend and per share data of Ozarks common stock have been restated to give retroactive effect to all stock dividends and stock splits. See “Incorporation of Certain Documents by Reference” on page 92.

The pro forma and pro forma equivalent per share information give effect to the merger as if the transaction had been effective on the date presented, in the case of book value data, and as if the transaction had been effective on January 1, 2013, in the case of the income and dividend data. The pro forma information in the table assumes that the merger is accounted for under the acquisition method of accounting.

This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs (except merger costs are reflected in the Unaudited Pro Forma Combined Condensed Balance Sheet), or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Consolidated Financial Statements” beginning on page 19.

	Ozarks Historical	Ozarks, Summit and FNB Pro Forma Combined(1)	Intervest Historical	Pro Forma Combined(2)	Intervest Equivalent Pro Forma(3)
Net Income Per Common Share:
Nine Months Ended September 30, 2014
Basic	$1.09	$1.05	$0.62	$1.20	$0.34
Diluted	$1.08	$1.04	$0.62	$1.19	$0.34
Year Ended December 31, 2013
Basic	$1.27	$1.38	$0.61	$1.57	$0.45
Diluted	$1.26	$1.37	$0.61	$1.56	$0.44
Cash Dividends Declared Per Common Share:
Nine Months Ended September 30, 2014	$0.345	$0.345	$0.10	$0.345	$0.10
Year Ended December 31, 2013	$0.36	$0.36	—	$0.36	$0.10
Period-End Book Value Per Common Share(4):
September 30, 2014	$10.99	$10.99	$9.35	$12.80	$3.63

(1)	The unaudited pro forma information for Ozarks, Summit and FNB gives effect to the acquisitions of Summit and FNB as if those acquisitions had been effective on January 1, 2013 in the case of net income per common share and dividends declared per common share. Because the Summit acquisition closed on May 16, 2014 and the FNB acquisition closed on July 31, 2013, the impact of these acquisitions is included in book value per common share amounts at September 30, 2014.
(2)	Pro forma combined amounts are calculated by adding together Ozarks, Summit and FNB pro forma combined amounts together with the historical amounts as reported by Intervest, adjusted for the estimated purchase accounting adjustments to be recorded in connection with the Intervest merger and an estimated 6,258,131 shares of Ozarks common stock to be issued in connection with the merger with Intervest based on the terms of the merger agreement.

(3)	The equivalent pro forma per share data for Intervest is computed by multiplying the pro forma combined amounts by 0.2842
(4)	Represents common stockholders’ equity, before non-controlling interest, divided by the common shares outstanding at September 30, 2014.

The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share, and the dividend paid per share, of Ozarks’ common stock, which trades on the NASDAQ Global Select Market under the symbol “OZRK,” and Intervest’s common stock, which trades on the NASDAQ Global Select Market under the symbol “IBCA.” The prices for Ozarks common stock and dividends have been restated to give retroactive effect to all stock dividends and stock splits.

	Ozarks Common Stock			Intervest Common Stock
	High	Low	Dividends	High	Low	Dividends
2012
First Quarter	$16.00	$13.67	$0.055	$4.00	$2.55	—
Second Quarter	$16.13	$13.92	$0.060	$4.12	$3.60	—
Third Quarter	$17.49	$14.80	$0.065	$3.90	$3.51	—
Fourth Quarter	$17.46	$15.38	$0.070	$4.23	$3.71	—
2013
First Quarter	$22.36	$16.30	$0.075	$6.00	$3.80	—
Second Quarter	$22.85	$19.72	$0.085	$6.90	$5.67	—
Third Quarter	$24.47	$21.62	$0.095	$7.93	$6.70	—
Fourth Quarter	$29.04	$22.70	$0.105	$8.05	$6.86	—
2014
First Quarter	$35.24	$27.76	$0.110	$7.85	$7.10	—
Second Quarter	$34.84	$27.51	$0.115	$7.80	$7.25	$0.05
Third Quarter	$35.00	$30.52	$0.120	$9.70	$7.46	$0.05
Fourth Quarter (through November 20, 2014)	$36.81	$29.14	$0.125	$9.85	$9.52	$0.05

The following table sets forth the closing sale prices per share of Ozarks common stock and Intervest’s common stock on July 30, 2014, the last trading day before the public announcement of the signing of the merger agreement, and on November 20, 2014, the latest practicable date before the date of this proxy statement/prospectus. The following table also includes the equivalent market value per share of Intervest common stock on July 30, 2014 and November 20, 2014, determined by multiplying the closing share price of Ozarks common stock on such dates by the 0.2842 exchange ratio.

Date	Closing Price Per Share of Ozarks Common Stock	Closing Price Per Share of Intervest Common Stock	Equivalent Market Value Per Share of Intervest Common Stock
July 30, 2014	$31.93	$8.01	$10.16
November 20, 2014	$35.90	$9.83	$10.20

As of September 30, 2014, there were 79,704,950 shares of Ozarks common stock issued and outstanding, which were held by approximately 630 stockholders of record and there were 22,023,990 shares of Intervest common stock issued and outstanding, which were held by approximately 83 stockholders of record.

We urge you to obtain current market quotations for Ozarks common stock and Intervest common stock. Because trading prices fluctuate, Intervest stockholders are not assured of receiving any specific market value of Ozarks common stock. The price of Ozarks common stock when the merger becomes effective may be higher or lower than its price when the merger agreement was signed, when this proxy statement was mailed or when the Intervest stockholders meet to vote on the merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference herein, may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements about, (a) the separate financial condition, results of operations and business of Ozarks and Intervest; (b) the benefits of the merger, including future financial and operating results, cost savings, enhancement to revenue and accretion to reported earnings that may be realized from the merger; (c) the respective plans, objectives, expectations and intentions of Ozarks or Intervest and other statements that are not historical facts; and (d) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of the parties’ management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the parties’ control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, including the risks and uncertainties listed in “Risk Factors” beginning on page 31 of this proxy statement/prospectus, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	Ozarks’ and Intervest’s businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	higher than expected costs and expenses incurred in connection with the merger, or in connection with litigation relating to the merger;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	disruptions to the businesses of Ozarks and Intervest as a result of the announcement and pendency of the merger;

•	higher than expected charges that Ozarks incurs in connection with marking Intervest’s assets to fair value;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	regulatory approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with regulatory approvals of the merger;

•	other closing conditions may not be satisfied on the expected terms, schedule, or at all, including approval by Intervest’s stockholders, and other delays in closing the merger may occur;

•	adverse governmental or regulatory policies may be enacted;

•	the outcome of any pending legal proceeding or other legal proceeding that may be instituted against Intervest or Ozarks;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	unexpected declines in real estate values within Ozarks’ and Intervest’s market areas;

•	other than temporary impairments or declines in value in Ozarks’ or Intervest’s investment portfolio;

•	higher than expected FDIC insurance assessments;

•	unanticipated reduction in Ozarks’ and Intervest’s deposit base;

•	Ozarks’ and Intervest’s inability to promptly adapt to technological changes, including changes regarding maintaining cyber security;

•	an increase in the incidence or severity of fraud, illegal payments, security breaches and other illegal acts impacting Ozarks or Intervest and their respective customers;

•	Ozarks’ and Intervest’s internal controls and procedures may not be adequate to prevent losses;

•	material adverse changes in Ozarks’ or Intervest’s operations or earnings;

•	other unexpected material adverse changes in Ozarks’ or Intervest’s operations or earnings;

•	competition from other financial services companies in Ozarks’ markets; and

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause Ozarks’ and Intervest’s results to differ materially from those described in the forward-looking statements can be found in Ozarks’ and Intervest’s filings with the SEC, including their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to either Ozarks or Intervest or any person acting on Ozarks’ or Intervest’s behalf are expressly qualified in their entirety by the cautionary statements above. Neither Ozarks nor Intervest undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

RISK FACTORS

An investment in Ozarks common stock in connection with the merger involves risks. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the risk factors included in Ozarks’ and Intervest’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement. You should keep these risk factors in mind when you read forward-looking statements in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. Please refer to the section of this proxy statement/prospectus titled “Cautionary Note Regarding Forward-Looking Statements.” You should also consider the other information in this document and the other documents incorporated by reference into this document. Please see the sections entitled “Where You Can Find More Information” beginning on page i and “Incorporation Of Certain Documents By Reference” beginning on page 92.

The Amount of Merger Consideration May Decrease Following the Stockholder Meeting.

Pursuant to the terms of the merger agreement, the aggregate purchase price is subject to the following potential adjustments (in addition to the adjustments pertaining to the redemption of the Treasury Warrant and the option and SAR termination payments): (1) if Intervest’s closing consolidated net book value is less than $202 million, the purchase price will be adjusted downward, on a dollar-for-dollar basis, by the amount under $202 million and (2) the purchase price will be adjusted upward, on a dollar-for-dollar basis, in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date, by the amount of the after-tax net proceeds received in excess of the book value of such assets (as long as, in connection with any sales of such assets, neither Intervest nor INB is involved in financing the sale of those assets). As of the date of this proxy statement/prospectus, Intervest has received after tax net proceeds in excess of the book value in connection with recoveries related to such assets, which will increase the aggregate purchase price by $345,809.

Intervest’s closing consolidated net book value will be calculated as Intervest’s unaudited consolidated net stockholders’ equity determined in accordance with GAAP as of the business day that is closest to 10 calendar days prior to the merger closing date (which we refer to as the “determination date”), but without giving effect to the after tax impact of the following items: (i) any negative provision for loan and lease losses for the period between May 31, 2014 and the determination date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the resolution of a loan for which a specific allowance for loan and lease losses has been calculated as of May 31, 2014, where such resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the closing consolidated net book value; (ii) any of the actions or changes taken only to comply with certain coordination procedures required by the merger agreement, which would otherwise not have been taken or required to be taken; (iii) the amount of any deferred tax asset valuation allowance; and (iv) the amount paid to cash out all outstanding stock options and SARs prior to the closing of the merger and to redeem the Treasury Warrant. In addition, for purposes of calculating the closing consolidated net book value, Intervest must include deductions made for extraordinary items related to the merger including, but not limited to, reductions for the after tax amount of any: (a) fees and commissions payable to any broker, finder, financial advisor or investment banking firm and for all legal and accounting fees in connection with the merger; (b) fees and expenses related to SEC and regulatory filings, including any printing expenses and SEC filing fees; (c) costs expected to be incurred by Ozarks after the merger related to any environmental clean-up matters, as provided in the merger agreement; (d) compensation, bonus, or other similar payment(s) payable by Intervest, if any; and (e) costs and expenses associated with the defense or settlement of any stockholder challenges or litigation arising out of or in connection with the merger in excess of $1,000,000 in the aggregate.

As of the date of this proxy statement/prospectus, Intervest’s consolidated net book value, calculated in accordance with the above formula, continues to exceed $202 million, and if the closing of the merger were to occur on the date of this proxy statement/prospectus, no adjustment to the purchase price would be made based on this calculation. The calculation date for the closing consolidated net book value will occur subsequent to the date of the Intervest special meeting of stockholders and if the closing consolidated net book value is less than $202 million on the determination date, the aggregate merger consideration to be received by the Intervest stockholders will be adjusted downward. Intervest expects that in the ordinary course of business, which Intervest’s management believes will be the case, Intervest’s closing consolidated net book value at the determination date will be at least $202 million. For additional information on the possibility of a downward adjustment in the purchase price, see “The Merger Agreement — Merger Consideration, Purchase Price and Purchase Price Adjustments” beginning on page 60.

Because the Market Price of Ozarks Common Stock Will Fluctuate and as a Result of Other Factors, Intervest Stockholders Cannot Be Sure of the Precise Number of Shares or Exact Value of Shares of Ozarks Common Stock They Will Receive.

Upon completion of the merger, each outstanding share of Intervest common stock will be converted into the merger consideration payable in shares of Ozarks common stock as provided in the merger agreement. The number of shares that such Intervest stockholder will receive for each share of Intervest common stock will depend on the average closing price of Ozarks common stock for the ten consecutive trading days ending on the fifth business day preceding the closing of the merger. The value of such shares of Ozarks common stock received for each share of Intervest common stock will depend on the price per share of Ozarks common stock at the time the shares are actually received by an Intervest stockholder. The closing price of Ozarks common stock on the date that the stockholder actually receives the shares of such stock after the merger is completed and the average closing price over the 10 consecutive trading days ending on the fifth business day preceding the closing of the merger may vary from each other, as well as from the closing price of Ozarks common stock on the date that Ozarks and Intervest announced the merger, on the date that this proxy statement/prospectus is being mailed to Intervest stockholders, and on the date of the special meeting of Intervest stockholders.

Fluctuation in the market price of Ozarks’ common stock after the special meeting could change the value of the shares of Ozarks common stock that Intervest stockholders will receive, depending on whether the average closing stock price of Ozarks common stock to be used in determining the exchange ratio is higher than $39.91 per share or lower than $23.95 per share. If such price is higher than $39.91, Intervest stockholders will receive more shares of Ozarks common stock than they otherwise would if there were no cap on the average closing stock price used in determining the exchange ratio. Conversely, if the average closing price of Ozarks common stock is lower than $23.95 per share, Intervest stockholders will receive fewer shares of Ozarks common stock than they otherwise would if there were no floor on the average closing price used in determining the exchange ratio.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Ozarks’ business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Ozarks. Accordingly, at the time of the special meeting of Intervest stockholders, because of the above timing differences Intervest stockholders will not be able to calculate the precise number of shares of Ozarks common stock they may receive upon completion of the merger or the exact value of Ozarks common stock they may receive upon completion of the merger.

The Merger is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Ozarks.

Before the merger may be completed, various approvals or consents must be obtained from various federal and state governmental entities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Ozarks and Intervest do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Ozarks following the merger, any of which might have a material adverse effect on Ozarks following the merger. Ozarks is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger impose certain burdensome conditions on Intervest or Ozarks, as described more fully in “The Merger Agreement — Regulatory Approvals Required for the Merger” beginning on page 76.

Certain Officers and Directors of Intervest Have Interests in the Merger Different From the Interests of Non-director or Non-management Stockholders.

Some of the officers and directors of Intervest have interests in the merger that are in addition to their interests as stockholders of Intervest generally. These interests include employment agreements to be entered into at closing between Bank of the Ozarks and each of Intervest’s current executive officers (Lowell Dansker, John Arvonio, Stephen Helman, Keith Olsen and Robert Tonne), indemnification provisions contained in the merger agreement and Ozarks’ purchase of an officers’ and directors’ liability insurance policy for a limited time (at current levels) following the merger. In addition, certain Intervest executive officers and directors own stock options, SARs and restricted stock that, per the merger agreement and whether or not vested, will be, in the case of restricted stock, fully earned and non-forfeitable as of the effective date of the merger and converted into the right to receive the merger consideration, and with respect to stock options and SARs, cancelled and converted into the right to receive a cash payment. Although the members of the respective boards of directors of each of Ozarks and Intervest knew about these additional interests and considered them when they considered and approved the merger agreement and the merger, you should be aware of them. See “The Merger Agreement — Interests of Intervest Executive Officers and Directors in the Merger” on page 63 and “The Merger Agreement —Merger-Related Compensation for Intervest’s Named Executive Officers” on page 67.

The Fairness Opinion Obtained by Intervest From Its Financial Advisor Will Not Reflect Changes in Circumstances Between the Date of the Merger Agreement and the Completion of the Merger.

The fairness opinion obtained by Intervest from Sandler O’Neill, Intervest’s financial advisor, is dated July 30, 2014. Management of Ozarks is not aware of any material changes in Ozarks’ operations or performance since the delivery of the opinion or that are anticipated to occur before the special meeting takes place or before the merger is completed. Management of Intervest is not aware of any material changes in Intervest’s operations or performance, or in any of the projections or assumptions upon which Sandler O’Neill based its opinion, since the delivery of the opinion or that are anticipated to occur before the special meeting takes place or by the time the merger is completed. Intervest has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Sandler O’Neill. Changes in the operations and prospects of Intervest or Ozarks, general market and economic conditions and other factors that may be beyond the control of Intervest and Ozarks, and on which the fairness opinion was based, may alter the value of Intervest or Ozarks or the prices of shares of Intervest common stock or Ozarks common stock by the time the special meeting takes place or before the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Intervest does not anticipate asking its financial advisor to update its opinion, the July 30, 2014 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. A copy of the opinion is included as Appendix B to this proxy statement/prospectus. For a description of the opinion that Intervest received from its financial advisor, please refer to “The Merger — Opinion of Intervest’s Financial Advisor” beginning on page 47. For a description of the other factors considered by the Intervest board of directors in determining to approve the merger, please refer to “The Merger — Intervest’s Reasons for the Merger and Recommendations of the Board of Directors” beginning on page 45.

Litigation Filed Against Intervest and its Board Of Directors and Ozarks Could Prevent Or Delay the Completion of the Merger Or Result in the Payment Of Damages Following Completion Of the Merger.

In connection with the merger, two putative class action lawsuits have been filed by two separate purported stockholders of Intervest against Intervest and its board of directors and Ozarks. Among other remedies, the plaintiffs seek court certification of each of the plaintiffs as class representatives and of each of the lawsuits as stockholder class actions, and seek to enjoin the merger. Pursuant to a stipulation among the parties in both actions and an order of the court, one action has been voluntarily dismissed without prejudice and a second amended complaint filed in the other action includes the plaintiff in the voluntarily dismissed action as an additional putative class representative in the continuing action. The plaintiffs and defendants have recently agreed in principle to a settlement of all issues in the continuing lawsuit, and to stay all further actions in the lawsuit other than seeking approval of the settlement by the court. This settlement is conditioned upon, among other things, approval of the settlement by the court and closing of the merger after its approval by the Intervest stockholders. There can be no assurance that the settlement between the parties will be approved by the court. If a dismissal is not granted or a settlement is not approved by the court, defense of the lawsuit could result in substantial costs to Intervest and Ozarks, including any costs associated with indemnification of Intervest’s officers and directors. Additional lawsuits may be filed against Intervest, Ozarks, or the directors and officers of either company in connection with the merger. The defense or settlement of any lawsuit or claim seeking remedies against Intervest, its board of directors or Ozarks in connection with the merger transaction that remains unresolved at the effective time of the merger may adversely affect Ozarks’ business, financial condition, results of operations and cash flows. See “The Merger Agreement — Litigation Related to the Merger” on page 78 for a more complete discussion of the lawsuit. See also “The Merger Agreement — Interests of Intervest Executive Officers and Directors in the Merger — Indemnification” on page 66 and “The Merger Agreement — Interests of Intervest Executive Officers and Directors in the Merger — Officers’ and Directors’ Liability Insurance” on page 67.

Intervest Stockholders Do Not Have Appraisal Rights in the Merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with such extraordinary transaction. Under the Delaware General Corporation Law, stockholders do not have appraisal rights with respect to shares of any class of stock which, at the record date fixed to determine stockholders entitled to receive notice of and to vote at the meeting of stockholders at which a merger or consolidation was acted on, were listed on a national securities exchange and the consideration consists solely of cash or shares of stock listed on a national securities exchange. Because Intervest’s common stock is listed on the NASDAQ Global Select Market, a national securities exchange, and the merger consideration consists of shares of Ozarks’ common stock, which is also listed on the NASDAQ Global Select Market, holders of Intervest common stock will not be entitled to appraisal rights in the merger with respect to their shares of Intervest common stock.

The Merger Will Not be Completed Unless Important Conditions are Satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rules, the merger will not occur or will be delayed and each of Ozarks and Intervest may lose some or all of the intended benefits of the merger. The following conditions, in addition to other closing conditions, must be satisfied or, if permissible, waived before Ozarks and Intervest are obligated to complete the merger:

•	the approval of the merger agreement and merger by the requisite vote of the stockholders of Intervest;

•	the receipt of all material regulatory approvals required for consummation of the merger;

•	the absence of any order by a court or regulatory authority that enjoins or prohibits the merger;

•	the registration statement of which this proxy statement/prospectus is a part shall be effective under the Securities Act, and no stop order shall have been issued or proceedings for that purpose shall have been initiated or threatened by the SEC; and

•	Ozarks and Intervest shall have received the opinions of Kutak Rock LLP and Harris Beach PLLC, respectively, that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (“Code”).

Termination of the Merger Agreement Could Negatively Impact Intervest.

If the merger agreement is terminated before closing there may be various consequences. For example, Intervest’s business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Also, Intervest will have incurred substantial expenses in connection with the proposed merger without realizing the benefits of the merger. If the merger agreement is terminated and Intervest’s board of directors seeks another merger or business combination, Intervest stockholders cannot be certain that Intervest will be able to find a party willing to pay the equivalent or greater consideration than that which Ozarks has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, Intervest may be required to pay Ozarks a termination fee or liquidated damages. See “The Merger Agreement — Effect of Termination” beginning on page 75.

The Merger Agreement Contains Provisions That May Discourage Other Companies from Trying to Acquire Intervest for Greater Merger Consideration.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Intervest that might result in greater value to Intervest’s stockholders than the merger. These provisions include a general prohibition on Intervest from soliciting or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Intervest may be required to pay Ozarks a termination fee of $7.9 million in the event the merger agreement is terminated under circumstances involving an acquisition proposal for a competing transaction. For further information, please see the sections entitled “The Merger Agreement — Agreement to Not Solicit Other Offers” and “The Merger Agreement — Effect of Termination” beginning on pages 72 and 75, respectively.

Intervest Will be Subject to Business Uncertainties and Contractual Restrictions While the Merger is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Intervest. These uncertainties may impair Intervest’s ability to attract, retain and motivate strategic personnel until the merger is consummated, and could cause customers and others that deal with Intervest to seek to change existing business relationships with Intervest. Experienced employees in the financial services industry are in high demand, and competition for their talents can be intense. Employees of Intervest may experience uncertainty about their future role with the surviving corporation until, or even after, strategies with regard to the combined company are announced or executed. If strategic Intervest employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the surviving corporation, Intervest’s business prior to the merger closing and Ozarks’ business after the merger closes, could be harmed. See “The Merger Agreement — Conduct of Business Pending the Merger” beginning on page 69.

Intervest Stockholders Will Have Less Influence as Stockholders of Ozarks Than as Stockholders of Intervest.

Intervest stockholders currently have the right to vote in the election of the board of directors of Intervest and on other matters affecting Intervest. When the merger occurs, each stockholder that receives shares of Ozarks common stock will become a stockholder of Ozarks with a percentage ownership of the combined organization much smaller than such stockholder’s percentage ownership of Intervest. Because of this, Intervest stockholders will have less influence on the management and policies of Ozarks than they may now have on the management and policies of Intervest.

Shares of Ozarks Common Stock to be Received by Intervest Stockholders in the Merger Will Have Rights Different From Shares of Intervest Common Stock.

Upon completion of the merger, the rights of former Intervest stockholders will be governed by the articles of incorporation and bylaws of Ozarks. Ozarks is organized under Arkansas law and Intervest is organized under

Delaware law. Accordingly, certain rights associated with Intervest common stock may differ from the rights associated with Ozarks common stock. Please see the section entitled “Comparison Of Shareholders’ Rights” beginning on page 82 for a discussion of the different rights associated with Ozarks common stock.

The Merger with Intervest May Distract Ozarks’ Management From Its Other Responsibilities.

The acquisition of Intervest could cause Ozarks’ management to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of Ozarks. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of Ozarks.

The Merger May Fail To Qualify as a Reorganization for Federal Tax Purposes, Resulting in Your Recognition of Taxable Gain or Loss in Respect of Your Intervest Shares.

Ozarks and Intervest intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service will not provide a ruling on the matter, Ozarks and Intervest will, as a condition to closing, obtain an opinion from Ozarks’ and Intervest’s respective legal counsel that the merger will constitute a reorganization for federal tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, Intervest stockholders generally would recognize gain or loss on each share of Intervest common stock surrendered in an amount equal to the difference between such stockholders’ adjusted tax basis in that share and the fair market value of the merger consideration received in exchange for that share upon completion of the merger.

The Unaudited Prospective Financial Information of Intervest Included in this Proxy Statement/Prospectus, Prepared by Intervest Management and Considered by Intervest’s Financial Advisor in Preparing its Fairness Opinion, Reflects Intervest Management’s Estimates, Judgments and Beliefs Based on Information Available to Intervest Management as of the Date Such Information was Prepared, and Intervest’s Actual Performance May Differ Materially From the Prospective Financial Information Prepared by Intervest’s Management and Included in this Proxy Statement/Prospectus.

The unaudited prospective financial information of Intervest included in this proxy statement/prospectus is presented solely because it was provided to the Intervest board of directors, Ozarks and Sandler O’Neill in connection with the merger and is not necessarily indicative of what Intervest’s actual performance may be. Ozarks did not rely on this unaudited prospective financial information in the course of considering or entering into the merger agreement. The unaudited prospective financial information reflects only Intervest management’s estimates, judgments and beliefs based on information available to Intervest management as of the date such information was prepared. As such estimates, judgments and beliefs are based on numerous estimates and assumptions made with respect to business, economic, market, regulatory and financial conditions and matters specific to Intervest’s business, all of which are difficult to predict and many of which are beyond Intervest’s control, and material factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate, Intervest’s actual performance and results may differ materially from those set out in the unaudited prospective financial information. Accordingly, Intervest stockholders are cautioned not to place unwarranted reliance on such information. For more information, see the section titled “The Merger — Certain Intervest Unaudited Prospective Financial Information” beginning on page 58 of this proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

Bank of the Ozarks, Inc.

Bank of the Ozarks, Inc. is a registered bank holding company subject to supervision and regulation by the Federal Reserve Bank and is a corporation organized under the laws of the State of Arkansas. Its main office is located at 17901 Chenal Parkway, Little Rock, Arkansas 72223 (telephone number: (501) 978-2265).

Ozarks is the parent holding company for its wholly owned bank subsidiary, Bank of the Ozarks, an Arkansas state banking corporation. Ozarks and Bank of the Ozarks are both headquartered in Little Rock, Arkansas. The principal business of Ozarks is conducted through Bank of the Ozarks, which conducts operations through 158 offices in Arkansas, Georgia, Texas, North Carolina, Florida, Alabama, South Carolina, New York and California. Bank of the Ozarks provides a variety of financial services to individuals and businesses throughout its service area. Primary deposit products are checking, savings and certificate of deposit accounts and primary lending products are consumer, commercial and mortgage loans.

Ozarks’ common stock trades on the NASDAQ Global Select Market under the symbol “OZRK.” At September 30, 2014, Ozarks had consolidated total assets of approximately $6.6 billion, total deposits of approximately $5.1 billion and total common stockholders’ equity of approximately $876 million.

Information relating to executive compensation, various benefit plans, the principal holders of voting securities, relationships and related transactions and other related matters as to Ozarks is included in documents incorporated by reference in this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” on page 92.

Intervest Bancshares Corporation

Intervest Bancshares Corporation is a registered bank holding company subject to the supervision and regulation by the Federal Reserve Bank and is a corporation organized under the laws of the State of Delaware. Intervest’s main office is located at One Rockefeller Plaza, Suite 400, New York, New York 10020 (telephone number: (212) 218-2800).

Intervest is the parent holding company and owns 100% of the capital stock of Intervest National Bank, a nationally chartered commercial bank. In addition to its headquarters and full-service banking office in Rockefeller Plaza in New York City, INB has a total of six full-service banking offices in Pinellas County, Florida — four in Clearwater, one in Clearwater Beach and one in South Pasadena. Intervest’s business is banking and real estate lending conducted through INB’s operations. INB conducts a personalized banking business that attracts deposits from the general public. INB solicits deposit accounts from individuals, small businesses and professional firms located throughout its primary market areas in New York and Florida by offering various deposit products. INB uses these deposits, together with funds generated from its operations, principal repayments of loans and securities and from other sources, to originate mortgage loans secured by commercial and multi-family real estate and to purchase investment securities. INB also provides internet banking services through its website, which also attracts deposit customers from both within and outside INB’s primary market areas.

Intervest’s common stock trades on the NASDAQ Global Select Market under the symbol “IBCA.” At September 30, 2014, Intervest had approximately $1.5 billion of total assets, $1.2 billion of loans, $1.2 billion of deposits and total common stockholders’ equity of approximately $206 million.

Information relating to executive compensation, various benefit plans, the principal holders of voting securities, relationships and related transactions and other related matters as to Intervest is included in documents incorporated by reference in this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” on page 92.

INTERVEST BANCSHARES CORPORATION

SPECIAL MEETING OF STOCKHOLDERS

Intervest is mailing this proxy statement/prospectus to you, as an Intervest stockholder, on or about                     . With this document, Intervest is sending you a notice of the Intervest special meeting of stockholders and a form of proxy that is solicited by the Intervest board of directors. The special meeting will be held on                      at [8:30] a.m., New York time, at Intervest’s offices located at One Rockefeller Plaza, Suite 400, New York, New York 10020.

Matters to be Considered

At the Intervest special meeting, Intervest stockholders will be asked to:

•	approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, referred to as the “Intervest merger proposal;”

•	approve, on an advisory (non-binding) basis, specified compensation that may become payable to the named executive officers of Intervest in connection with the merger, referred to as the “Intervest advisory (non-binding) proposal on merger-related compensation;” and

•	approve one or more adjournments of the Intervest special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Intervest merger proposal, referred to as the “Intervest adjournment proposal.”

Proxy Card, Revocation of Proxy

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting of stockholders, regardless of whether you plan to attend. If you are a record holder you can revoke your proxy at any time before the vote is taken at the special meeting by:

•	submitting written notice of revocation to the Corporate Secretary of Intervest;

•	submitting a properly executed proxy bearing a later date before the special meeting of stockholders; or

•	voting in person at the special meeting of stockholders. However, simply attending the special meeting without voting will not revoke an earlier proxy.

If your shares are held by your broker in “street name,” you should follow the instructions you receive from your broker in order to direct your broker how to vote and you should also follow the instructions of your broker regarding revocation of proxies.

All shares represented by valid proxies that are not revoked will be voted in accordance with your instructions on the proxy card. If you sign your proxy card, but make no specification on the card as to how you want your shares voted, your proxy card will be voted “FOR” approval of the Intervest merger proposal, “FOR” approval of the Intervest advisory (non-binding) proposal on merger-related compensation and “FOR” approval of the Intervest adjournment proposal, if necessary to solicit additional proxies. The board of directors is presently unaware of any other matter that may be presented for action at the special meeting of stockholders. If any other matter does properly come before the special meeting or any adjournment or postponement thereof, the board of directors intends that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

The cost of solicitation of proxies will be borne by Intervest. Intervest will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Intervest has retained [—] to assist with Intervest’s solicitation of proxies in connection with this merger agreement. In addition to solicitations by mail, directors, officers and regular employees of Intervest may solicit proxies personally or by telephone without additional compensation.

Record Date

The close of business on                     has been fixed as the record date for determining the Intervest stockholders entitled to receive notice of and to vote at the special meeting of stockholders. At that time,                      shares of Intervest common stock were outstanding.

Voting Rights, Quorum Requirements and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding capital stock of Intervest is necessary to constitute a quorum at the special meeting of stockholders. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Approval of the Intervest merger proposal requires the affirmative vote of the holders of a majority of the shares of Intervest common stock outstanding and entitled to vote at the special meeting. Because the required vote is based upon the outstanding shares of Intervest common stock, a broker non-vote or a vote to “ABSTAIN” will have the same effect as a vote “AGAINST” the Intervest merger proposal.

Approval of the Intervest advisory (non-binding) proposal on merger-related compensation requires the affirmative vote of a majority of the votes cast at the special meeting. Abstentions and broker non-votes will have no effect on the outcome of the Intervest advisory (non-binding) proposal on merger-related compensation.

Approval of the Intervest adjournment proposal, if necessary to solicit additional proxies, requires, if a quorum is present at the special meeting, the affirmative vote of a majority of the votes cast at the special meeting, and abstentions and broker non-votes will have no effect on the outcome of this proposal. If a quorum is not present at the special meeting, approval of the Intervest adjournment proposal requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the special meeting. If a quorum is not present, a broker non-vote or a vote to “ABSTAIN” will have the same effect as a vote against the Intervest adjournment proposal.

The directors, executive officers and one principal stockholder of Intervest have entered into voting agreements with Ozarks agreeing to, among other things, vote their shares of Intervest common stock in favor of the merger agreement and the transactions contemplated thereby and restricting the transfer of the individual’s shares of Intervest common stock during the period between signing and the completion of the merger. As of the record date, 3,528,781 shares of Intervest common stock, or approximately 16% of the outstanding shares of the common stock entitled to vote at the special meeting, were bound by the voting agreement.

Recommendation of the Board of Directors

The Intervest board of directors has unanimously determined that the merger and the merger agreement are fair and in the best interests of Intervest and its stockholders, and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the payments described in the table under “The Merger Agreement — Merger-Related Compensation for Intervest’s Named Executive Officers” on page 67. The board of directors unanimously recommends that you vote “FOR” the Intervest merger proposal, “FOR” the Intervest advisory (non-binding) proposal on merger-related compensation and “FOR” the Intervest adjournment proposal, if necessary to solicit additional proxies.

INTERVEST PROPOSALS

Intervest Merger Proposal

As discussed throughout this document, Intervest is asking its stockholders to approve the Intervest merger proposal. Holders of Intervest common stock should read carefully this proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. In particular, holders of Intervest common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference.

The Intervest board of directors recommends a vote “FOR” the Intervest merger proposal.

Intervest Advisory (Non-Binding) Proposal on Merger-Related Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, Intervest is providing its stockholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be payable to its named executive officers in connection with the merger, the value of which is set forth in the table included in the section of this proxy statement/prospectus entitled “The Merger Agreement — Merger-Related Compensation for Intervest’s Named Executive Officers” beginning on page 67. As required by Section 14A of the Exchange Act, Intervest is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Intervest’s named executive officers in connection with the merger, as disclosed in the table in the section of the proxy statement/prospectus statement entitled “The Merger Agreement — Merger-Related Compensation for Intervest’s Named Executive Officers,” is hereby APPROVED.”

The vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger. Accordingly, an Intervest stockholder may vote to approve the executive compensation and vote not to approve the merger or vice versa. Because the vote is advisory in nature only, it will not be binding on Intervest. Accordingly, because Intervest is contractually obligated to pay the compensation, the compensation will be payable, subject only to the conditions applicable thereto, if the merger is approved and regardless of the outcome of the advisory vote.

The Intervest board of directors recommends a vote “FOR” the Intervest advisory (non-binding) proposal on merger-related compensation.

Intervest Adjournment Proposal

The Intervest special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, the solicitation of additional proxies if there are insufficient votes at the time of the Intervest special meeting to approve the Intervest merger proposal.

If, at the Intervest special meeting, the number of shares of Intervest common stock present or represented and voting in favor of the Intervest merger proposal is insufficient to approve the Intervest merger proposal, Intervest intends to move to adjourn the Intervest special meeting in order to enable the Intervest board of directors to solicit additional proxies for approval of the Intervest merger proposal. In that event, Intervest will ask the Intervest stockholders to vote only upon the Intervest adjournment proposal, and not the Intervest merger proposal or the Intervest advisory (non-binding) proposal on merger-related compensation.

In the Intervest adjournment proposal, Intervest is asking the Intervest stockholders to approve the adjournment of the Intervest special meeting to another time and place for the purpose of soliciting additional proxies. If the Intervest stockholders approve the Intervest adjournment proposal, Intervest could adjourn the

Intervest special meeting and any adjourned session of the Intervest special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Intervest stockholders who have previously voted.

The Intervest board of directors recommends a vote “FOR” the Intervest adjournment proposal, if necessary or appropriate.

Other Matters to Come Before the Intervest Special Meeting

No other matters are intended to be brought before the Intervest special meeting by Intervest, and Intervest does not know of any matters to be brought before the Intervest special meeting by others. If, however, any other matters properly come before the Intervest special meeting or any adjournment or postponement thereof, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

THE MERGER

Background of the Merger

Intervest’s board of directors and executive management has, on a regular basis, considered a variety of strategic alternatives to enhance and maximize stockholder value. Among other things, the board of directors had adopted and reviewed from time to time a strategic plan for Intervest and its subsidiaries. The strategic alternatives considered by the board and management have included continuing operations as an independent entity, growth through acquisition of other banks or businesses, or a sale or strategic merger. Lengthy discussions took place regarding the challenges facing Intervest with respect to its ability to achieve desired levels of returns on a stand-alone basis. The board of directors also discussed the increasing burdens imposed on financial institutions in the current regulatory environment, the challenges that would be involved in the pursuit of new lines of business and the obstacles associated with a growth through acquisition strategy.

In February of 2014, and at the request of the board of directors, Sandler O’Neill made a presentation to the board and management, which presentation included a review of market conditions in the financial services sector and various strategic alternatives available to Intervest. Among the alternatives discussed by the board were: (i) continued operations on a stand-alone basis; (ii) pursuit of growth opportunities through new products and services or acquisitions of other entities; and (iii) pursuit of a business combination with a potential merger partner. The board considered the impact of concentration limits imposed on its commercial real estate loans and its deposit pricing on Intervest’s ability to achieve the long-term objectives established in its strategic plan. The board also considered the risks inherent in developing new products and services. At the conclusion of this meeting, the board of directors determined to engage Sandler O’Neill as its financial advisor in connection with its consideration of a possible business combination with another financial institution. Intervest selected Sandler O’Neill because of its reputation, expertise and experience advising financial institutions with regard to strategic alternatives. In addition, Sandler O’Neill was familiar with Intervest as a result of its previous provision of investment banking services to Intervest. The board of directors authorized Sandler O’Neill to contact confidentially a select list of potential candidates, determined in consultation with Sandler O’Neill, who might have an interest in a business combination with Intervest. Sandler O’Neill developed the list, which consisted of ten potential buyers, by reviewing banks with greater than $1.5 billion in assets that Sandler O’Neill, as a result of its professional experience and market knowledge, determined may have an interest in acquiring a New York bank.

During the next few weeks, Intervest worked with Sandler O’Neill to prepare an information memorandum and to post relevant information in a virtual data room so that this information could be furnished on a confidential basis to potential merger partners. During the month of April, Ozarks and six other potential bidders, all of which were financial institutions, executed confidentiality agreements and were provided the confidential information memorandum and given access to the virtual data room.

The confidentiality agreements signed by each potential bidder included a customary standstill provision that prohibited those persons from pursuing any acquisition or change of control transaction related to Intervest or acquiring securities of Intervest, without the consent of Intervest’s board of directors. In accordance with the terms of the confidentiality agreements, however, those standstill provisions terminated in the event Intervest entered into a definitive agreement with respect to, or publicly announced any intent to enter into, a transaction involving all or a controlling portion of Intervest’s securities or assets.

Sandler O’Neill had preliminary discussions with potential bidders to determine whether there was interest in pursuing a transaction. Prior to the May 7, 2014 deadline for submission of indications of interest set out in Intervest’s information memorandum, Sandler O’Neill communicated with each of the potential bidders that had executed confidentiality agreements. The potential bidders were comprised of Ozarks and six additional publicly-traded financial institutions. Each of the additional parties indicated that it had determined not to submit an indication of interest.

On April 8, 2014, on behalf of Intervest, Sandler O’Neill had initial discussions with Dennis James, Executive Vice President and Director of Mergers and Acquisitions for Ozarks. Mr. James confirmed Ozarks’

interest in reviewing the confidential information memorandum, and Ozarks entered into a confidentiality agreement with Intervest on April 9, 2014. Mr. James met with Lowell Dansker in New York and Keith Olsen in Clearwater, Florida, on April 10th and 11th, respectively, to tour the branch offices and discuss the bank’s history, business plan, operations and results.

Mr. James subsequently invited Lowell Dansker and a representative of Sandler O’Neill to meet with George Gleason, Ozarks’ Chairman and Chief Executive Officer, and Mr. James. On April 28, 2014, Mr. Dansker and Mr. Scott Clark of Sandler O’Neill met in Little Rock, Arkansas with Mr. Gleason and Mr. James. At this meeting, Ozarks indicated that it was interested in a transaction and that it would require exclusivity in negotiations. Shortly after the meeting, Ozarks submitted a non-binding expression of interest letter to Sandler O’Neill, setting forth Ozarks’ preliminary offer regarding a proposed transaction with Intervest, including the proposed purchase price and form of consideration, the anticipated timeline and an exclusivity provision. The initial non-binding expression of interest letter proposed an all-stock transaction with a purchase price of $225 million, less the amount paid to cash out all outstanding equity awards and warrants, and subject to further adjustment in the event Intervest’s closing consolidated net book value was below $202 million. On May 4, 2014, a special meeting of Intervest’s board of directors was held at the offices of Sandler O’Neill in New York, New York. By invitation of the board of directors, Mr. Gleason made a presentation at the meeting regarding Ozarks’ business, operations and strategic plans and responded to questions from Intervest’s directors. After Mr. Gleason’s departure, the board of directors discussed the terms set out in the written expression of interest previously furnished by Ozarks, and Mr. Clark of Sandler O’Neill provided an update regarding the level of due diligence activity by potential bidders and also informed the board that no additional indications of interest had been delivered. Mr. Clark responded to a variety of questions from directors with respect to a potential strategic merger with Ozarks and the board discussed possible revisions to the expression of interest delivered by Ozarks.

On May 7, 2014, the Intervest board of directors held a special meeting to discuss next steps in the negotiations with Ozarks. Mr. Clark of Sandler O’Neill provided an update to the board regarding recent discussions with representatives of Ozarks. He also confirmed to the board that each of the remaining potential bidders had determined not to submit an indication of interest. Based on its preliminary discussions with Ozarks and a review of Ozarks’ expression of interest, Intervest determined that the strategic fit and potential benefits to its stockholders of a merger with Ozarks were sufficient to justify continued negotiations of the terms of the expression of interest and the board of directors authorized management to continue those negotiations. On May 9, 2014, a telephone conference call was held among Messrs. Dansker and Olsen, a representative from Sandler O’Neill, and members of Ozarks senior management to discuss the proposed terms and structure of a potential business combination. Following further negotiations, Ozarks delivered a revised non-binding expression of interest on May 9, 2014. Among other things, the revised non-binding expression of interest letter reflected an increase in the proposed purchase price to $228.5 million and provided for a potential upward adjustment of the purchase price for recoveries related to two OREO properties and six impaired loans. On May 13, 2014, the Intervest board of directors held a special meeting to discuss the revised expression of interest. Mr. Scott Clark of Sandler O’Neill summarized recent discussions with representatives of Ozarks, described the changes reflected in the revised expression of interest and responded to questions from directors with respect to a possible transaction. Upon completion of its discussion, the board of directors unanimously authorized management to execute and deliver a counterpart of the expression of interest. Intervest executed and delivered the expression of interest on May 13, 2014. The executed expression of interest letter provided for an exclusivity period of 60 days and provided that any transaction would be subject to a variety of conditions, including satisfactory completion of due diligence examinations.

After the execution of the expression of interest letter, Ozarks continued its due diligence review of Intervest. During the month of June, Ozarks officers met with members of Intervest’s senior management and conducted on-site reviews of Intervest and INB and their respective operations. In addition to the on-site due diligence reviews, members of Ozarks due diligence team, as well as Ozarks outside counsel, reviewed the materials relating to Intervest and INB provided in the virtual data site and held a number of telephonic calls with Intervest’s management team.

During the period from May 13, 2014 to July 30, 2014, the Intervest board of directors held several meetings at which a potential merger with Ozarks was discussed. At a meeting held on May 21, 2014, the board of directors was brought up to date regarding the due diligence examinations being conducted by Ozarks and the steps taken to maintain confidentiality during the due diligence process.

On June 12, 2014, the parties executed and delivered another Confidentiality and Nondisclosure Agreement to accommodate a reverse due diligence examination of Ozarks by Intervest’s executive management and its advisors. Representatives of Intervest management and its advisors reviewed a variety of information related to Ozarks’ business and operations. In addition to information publicly available, including documents filed by Ozarks with the SEC, representatives of Intervest reviewed documents furnished by Ozarks pursuant to Intervest’s due diligence request list. In addition, on June 18, 2014, one of Intervest’s directors, Wayne Crowell, conducted an on-site review of Ozarks. At Intervest’s board of directors meeting on June 25, 2014, the directors received another update regarding Ozarks’ due diligence examinations of Intervest and also received several reports regarding the findings of the reverse due diligence examinations of Ozarks completed by representatives of Intervest management, as well as Intervest’s outside advisors, including legal counsel.

Ozarks presented Intervest with an initial draft of the merger agreement on June 30, 2014. Intervest and its outside legal counsel provided comments to the initial draft of the merger agreement to Ozarks on July 8, 2014. On July 11, 2014, to accommodate Ozarks continuing due diligence examinations, the parties executed a letter agreement extending Ozarks’ period of exclusivity for an additional 30 days, through August 9, 2014.

From July 9, 2014 through July 29, 2014, management of both Intervest and Ozarks and their respective legal counsel continued to negotiate the terms of the merger agreement and related documents, including the terms of a proposed form of voting agreement to be entered into between Ozarks and each of the directors, executive officers and certain principal stockholders of Intervest and employment agreements for certain of Intervest’s executive officers. Negotiations between the parties focused on the adjustments to the purchase price, the treatment of Intervest’s outstanding equity awards, including the redemption of the outstanding stock warrants held by the Treasury, certain limitations on the representations and warranties made by Intervest and Ozarks, and the conditions to closing the merger. Ozarks also agreed to indemnify the directors and officers of Intervest and INB under certain circumstances after the closing.

At a meeting held on July 17, 2014, Intervest’s outside legal counsel provided a detailed review of the terms and conditions of the revised draft documents that had been furnished by Ozarks, including a draft merger agreement, a draft form of voting agreement and draft employment agreements. The meeting included a detailed review and discussion of various terms included in the documents, including the non-solicitation provision, the termination fee provisions and the proposed form of voting agreements. Counsel responded to a variety of questions from directors related to the draft agreements.

At its regularly scheduled board of directors meeting on July 24, 2014, the board received another update regarding the negotiations with Ozarks and received another briefing from counsel regarding the directors’ fiduciary duties and responsibilities in connection with the proposed transaction. Mr. Scott Clark of Sandler O’Neill attended the meeting and responded to a variety of questions from directors regarding certain terms and conditions included in the draft definitive agreement, including those related to possible purchase price adjustments and those related to the cap and floor on Ozarks’ market prices.

On July 30, 2014, Intervest’s board of directors met with its executive officers, representatives of Sandler O’Neill and Intervest’s outside legal counsel. At that meeting, Intervest’s executive officers provided a detailed briefing regarding examinations conducted to date and the process leading up to the delivery of the merger agreement. Outside legal counsel made a presentation regarding the terms and conditions of the proposed merger agreement, discussing in detail the business points, contingencies, timing issues and fiduciary matters. The board of directors asked questions related to the conditions for payment of the termination fee, the impact of a possible stockholder lawsuit and the reasonableness of the conditions contained in the merger agreement. Sandler O’Neill then provided a summary of the material financial terms of the merger agreement and provided its summary analyses regarding the fairness of the merger consideration to be received by the stockholders of Intervest. At the conclusion of this discussion and after responding to questions from the directors, Sandler O’Neill rendered to Intervest’s board of directors its oral opinion that, subject to the assumptions, limitations and qualifications set forth in its written opinion, the merger consideration provided for in the merger agreement is fair to the stockholders of Intervest from a financial point of view. Sandler O’Neill’s oral opinion was subsequently confirmed by delivery of its written opinion, dated as of July 30, 2014, to Intervest’s board of directors. Based upon the board of directors’ review and discussion of the merger agreement, the analyses and opinion of Sandler O’Neill, advice from outside legal counsel and other relevant factors (described below in “— Intervest’s Reasons for the Merger and Recommendations of the Board of Directors”), Intervest’s board of directors, by unanimous vote of all directors, found that the merger and the merger agreement were in the best interests of the stockholders of Intervest, recommended that Intervest stockholders approve the merger and the merger agreement, authorized and approved the execution and delivery of the merger agreement with Ozarks and authorized Mr. Dansker to execute the merger agreement on behalf of Intervest.

On July 31, 2014, the merger agreement and the voting agreements were executed and delivered by the parties. Intervest and Ozarks issued a joint press release announcing the signing of the merger agreement on the afternoon of July 31, 2014.

Intervest’s Reasons for the Merger and Recommendations of the Board of Directors

The Intervest board of directors has unanimously approved the merger agreement and unanimously recommends that the Intervest stockholders vote “FOR” approval of the merger agreement and the merger.

In reaching its decision to approve the merger agreement and to recommend its approval to Intervest stockholders, the Intervest board of directors and executive management consulted with Sandler O’Neill, its outside financial advisor, with respect to Intervest’s stand-alone potential to maintain its recent track record of growth and strong stockholder returns in the current banking and economic environment. The Intervest board of directors compared the stand-alone prospects and associated execution risks of Intervest with the value that Intervest stockholders would receive in the merger, and the board concluded that the merger consideration offers additional long-term value and is in the best interests of Intervest’s stockholders. The Intervest board of directors further consulted with Sandler O’Neill as to the fairness to the holders of Intervest common stock, from a financial point of view, of the consideration to be received by the stockholders in the merger and also consulted with its outside legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its recommendation, the Intervest board of directors considered a number of factors, including the following:

•	the Intervest board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Intervest;

•	the current and prospective environment in which Intervest operates, including national, regional and local economic conditions, the competitive environment for financial institutions, the increased regulatory burdens on financial institutions and the uncertainties in the regulatory framework going forward, the trend toward consolidation in the financial services industry generally and the likely effect of these factors on Intervest’s potential growth, profitability and strategic options;

•	the comprehensive process conducted by Intervest’s management and Sandler O’Neill, Intervest’s financial advisor, to identify potential merger partners and to solicit proposals as to the terms and other aspects of a potential transaction from potential merger partners;

•	the board’s understanding of Intervest’s business operations, financial condition, earnings and prospects and of Ozarks’ business operations, financial condition, earnings and prospects, including the respective geographic markets in which the two companies and their banking subsidiaries each operate;

•	the board’s perception that Ozarks’ operating philosophy and plans for growth are compatible with Intervest’s operating philosophy;

•	the board’s perception regarding the enhanced future prospects of the combined company compared to those Intervest was likely to achieve on a stand-alone basis, including the projected market capitalization and market position of the combined entity, Ozarks’ lower cost of funds and the compatibility of Intervest’s and Ozarks’ lending activities, as well as opportunities for increasing revenues;

•	the fact that the negotiated purchase price of $228,500,000 (1) represented an approximate 25% premium to Intervest’s aggregate market capitalization as of July 29, 2014, (2) is approximately 14 times the preceding twelve months’ net income and (3) is approximately 1.1 times Intervest’s tangible book value at June 30, 2014;

•	the prices and premiums paid in other recent acquisitions of financial institutions as presented by Sandler O’Neill to Intervest’s board of directors;

•	that a merger with a larger bank holding company could provide opportunities for economies of scale, increased efficiencies and enhancements to products and services for Intervest’s customers;

•	the prospects for continued growth and enhanced performance of a combined company;

•	the strong historical performance of Ozarks;

•	that stockholders will receive merger consideration in the form of Ozarks common stock, which will allow Intervest’s stockholders to participate in the future performance of the combined company’s business and synergies resulting from the merger, and the value to Intervest stockholders represented by that consideration;

•	that the common stock of Ozarks has had strong historical performance and is more actively traded on NASDAQ than Intervest’s common stock;

•	the cash dividends historically paid by Ozarks on its common stock;

•	the beneficial effect of the merger on Intervest’s employees, including the prospects for continued employment and the severance and other benefits agreed to by Ozarks to Intervest’s employees;

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements; and

•	the financial analyses presented by Sandler O’Neill and the opinion of Sandler O’Neill dated as of July 30, 2014, subject to the assumptions, limitations and qualifications set forth in the opinion, that the total aggregate consideration to be received is fair, from a financial point of view, to the holders of Intervest common stock.

The reasons set out above for the merger are not intended to be exhaustive but include all material factors considered by Intervest’s board of directors in approving the merger. In reaching its determination, the Intervest board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. The Intervest board of directors conducted an overall analysis of the factors described above as a whole, including thorough discussions with, and questioning of, its executive management and outside financial and legal advisors.

Based on the reasons stated above, the Intervest board of directors determined that the merger and the merger agreement are in the best interests of Intervest and its stockholders. Accordingly, the Intervest board of directors unanimously approved the merger and the merger agreement and unanimously recommends that Intervest stockholders vote “FOR” approval of the merger agreement and the merger.

Ozarks’ Reasons for the Merger

Bank of the Ozarks currently has three bank branches in Bradenton, Florida and one in Palmetto, Florida which are both part of the Tampa MSA, and Ozarks believes that Intervest’s six branches in the Clearwater area will substantially increase the bank’s market presence in that west central Florida metropolitan market. Bank of the Ozarks has had a loan production office in New York City during the last two years, and will benefit from the substantial lending experience and relationships Intervest has developed in its long history in that market.

Ozarks’ personnel conducted due diligence on INB prior to entering into the definitive agreement. Procedures included an extensive review of INB’s loan and investment securities portfolios, a review of INB’s operating systems and procedures, and interviews with key bank personnel. Accounting and financial reports were reviewed as well as bank contracts and relationships with vendors. Physical facilities and equipment and all bank owned real estate were evaluated. Deposit products and INB’s present and future costs of funds were studied. The results of Ozarks’ due diligence procedures were positive and it was determined that INB was a well-run institution with no material deficiencies noted.

Opinion of Intervest’s Financial Advisor

By letter dated March 20, 2014, Intervest retained Sandler O’Neill, to act as financial advisor to Intervest’s board of directors in connection with Intervest’s consideration of a possible business combination involving Intervest and a second party or an alternative transaction. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill assisted Intervest in analyzing, structuring, negotiating and effecting a business combination. At the July 30, 2014, meeting at which Intervest’s board of directors considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of Intervest common stock from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Intervest common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Intervest’s board of directors and is directed only to the fairness of the merger consideration to the holders of Intervest common stock from a financial point of view. It does not address the underlying business decision of Intervest’s board of directors to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Intervest common stock as to how such holder of Intervest common stock should vote at the special meeting with respect to the merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by Intervest’s officers, directors, or employees, or class of such persons, relative to the per share consideration to be received by Intervest’s stockholders.

In connection with rendering its opinion dated July 30, 2014, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Intervest that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Bank of the Ozarks that Sandler O’Neill deemed relevant;

•	internal financial estimates for Intervest’s earnings per share for the years ending December 31, 2014 through December 31, 2016 as provided by senior management of Intervest;

•	publicly available analysts’ earnings estimates for Ozarks for the years ending December 31, 2014 through December 31, 2016;

•	the pro forma financial impact of the merger on Ozarks based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Ozarks and discussed with Intervest’s senior management;

•	a comparison of certain financial and other information, including stock trading information, for Intervest and Ozarks with similar publicly available information for certain other publicly traded thrift institutions and commercial banks, respectively;

•	the financial terms of certain other recent merger and acquisition transactions in the banking sector;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of Intervest the business, financial condition, results of operations and prospects of Intervest and held similar discussions with the senior management of Ozarks regarding the business, financial condition, results of operations and prospects of Ozarks.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Intervest and Ozarks or their respective representatives or that was otherwise reviewed by Sandler O’Neill, and Sandler O’Neill assumed such accuracy and completeness for purposes of preparing its opinion. Sandler O’Neill further relied on the assurances of senior management of each of Intervest and Ozarks that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Intervest or Ozarks or any of their respective subsidiaries, nor did Sandler O’Neill review any individual credit files of Intervest or Ozarks. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Intervest or Ozarks and Sandler O’Neill assumed, with Intervest’s consent, that the respective allowances for loan losses for both Intervest and Ozarks are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial estimates and guidance from senior management of Intervest, and senior management of Intervest confirmed to Sandler O’Neill that the estimates used reflected the best judgments of management of the future financial performance of Intervest. With respect to Ozarks, Sandler O’Neill used publicly available earnings estimates as discussed with the senior management of Ozarks and neither Sandler O’Neill nor Intervest had access to internal financial projections of Ozarks. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments and expected cost savings which were prepared by and/or reviewed with senior management of Ozarks. With respect to these projections, Sandler O’Neill assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management, and assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to any such estimates or projections or the assumptions on which they are based. Sandler O’Neill also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Intervest or Ozarks since the date of the most recent financial data made available to Sandler O’Neill as of the date of its opinion.

Sandler O’Neill’s opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of the opinion. Events occurring after that date could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler O’Neill expressed no opinion as to the prices at which the common stock of Intervest or Ozarks may trade at any time. Sandler O’Neill also expressed no opinion as to any of the legal, accounting and tax matters relating to the merger and any other transactions contemplated in connection therewith.

In rendering its opinion dated July 30, 2014, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Intervest or Ozarks and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Intervest and Ozarks and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Intervest, Ozarks and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Intervest’s board of directors at the July 30, 2014 board meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Intervest’s common stock or the prices at which Ozarks’ common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by Intervest’s board of directors in making its determination to approve of Intervest’s entry into the merger agreement and the analyses described below should not be viewed as determinative of the decision Intervest’s board of directors or management with respect to the fairness of the merger.

In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, Intervest stockholders will receive in exchange for all outstanding shares of Intervest stock: $228.5 million (prior to deduction of the $2.9 million in cash paid by Intervest to redeem the outstanding Treasury Warrant) in shares of Ozarks common stock. Using Ozarks’ closing stock price of $31.31 on July 29, 2014, 22,025,390 Intervest common shares outstanding, options to purchase 223,056 Intervest shares with a weighted average strike price of $5.47 per share, warrants to purchase 691,882 Intervest shares with a weighted average strike price of $5.42, and stock appreciation rights to purchase 78,000 Intervest shares with a weighted average strike of $7.65, Sandler O’Neill calculated a per share consideration of approximately $10.17. Based upon financial information as or for the twelve month period ended June 30, 2014, Sandler O’Neill calculated the following transaction ratios:

Transaction Price / Book Value Per Share:	108%
Transaction Price / Tangible Book Value Per Share:	108%
Transaction Value Per Share / LTM Earnings Per Share:	13.7	x
Tangible Book Premium to Core Deposits(1):	2.8%
Transaction Price / Current Market Price:	26.2%

(1)	Excludes CD’s greater than $100,000.

Intervest — Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Intervest and a group of financial institutions as selected by Sandler O’Neill. The Intervest peer group consisted of public banks and thrifts headquartered nationwide with assets as of June 30, 2014, unless otherwise noted, between $1.3 billion and $2.0 billion, and nonperforming assets to total assets between 3.0% and 5.0%. The group excluded publicly announced merger targets.

Farmers Capital Bank Corporation First Bancorp, Inc. First United Corporation Hampton Roads Bankshares, Inc. HomeTrust Bancshares, Inc.	Marquette National Corporation Pulaski Financial Corp. Sierra Bancorp Summit Financial Group, Inc. Waterstone Financial, Inc.

The analysis compared publicly available financial information for Intervest and the mean and median financial and market trading data for the Intervest peer group as of or for the period ended June 30, 2014 unless otherwise noted above, with pricing data as of July 29, 2014. The table below sets forth the data for Intervest and the median and mean data for the Intervest peer group.

Intervest Comparable Company Analysis

Intervest	Peer Group Median / Mean	Peer Group High / Low	Intervest Ranking within Peer Group
Total Assets (in millions)	$1,572	$1,532 / $1,623	$2,074 / $1,337	5th
TCE/TA	13.14%	8.34% / 11.16%	26.41% / 4.97%	3rd
Leverage Ratio	16.12%	11.22% / 11.70%	18.52% / 8.17%	2nd
Total RBC Ratio	21.90%	16.14% / 18.84%	33.70% / 13.86%	3rd
LTM ROAA	1.05%	0.62% / 0.67%	1.08% / 0.38%	2nd
LTM ROAE	8.36%	6.42% / 6.40%	9.33% / 2.84%	3rd
LTM Net Interest Margin	2.61%	3.41% / 3.38%	4.02% / 2.45%	10th
LTM Efficiency Ratio	35.0%	71.8% / 71.1%	89.5% / 54.0%	1st
LLR/Gross Loans	2.30%	1.56% / 1.63%	2.28% / 1.14%	1st
NPAs (1)/Total Assets	3.36%	4.34% / 4.07%	4.98% / 3.07%	4th
NCOs/Avg. Loans	(0.06)%	0.31% / 0.43%	1.12% / 0.03%	1st
Price/Tangible Book Value	86%	111% / 110%	149% / 77%	9th
Price/LTM EPS	10.9	x	14.6x / 20.1x	41.3x / 11.4x	11th
Current Dividend Yield	2.5%	0.1% / 1.3%	5.1% / 0.0%	3rd
Market Value (in millions)	$178	$176 / $191	$382 / $53	5th

(1)	Nonperforming Assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

Bank of the Ozarks — Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for Ozarks and a group of financial institutions as selected by Sandler O’Neill. Ozarks’ peer group consisted of public banks and thrifts headquartered nationwide with assets as of June 30, 2014, unless otherwise noted, between $3.0 billion and $10.0 billion, last twelve months return on average assets greater than 1.0%, and nonperforming assets to total assets less than 1.0%. The group excluded publicly announced merger targets.

1st Source Corporation BofI Holding, Inc. Dime Community Bancshares, Inc. First NBC Bank Holding Company Hilltop Holdings Inc. National Penn Bancshares, Inc.	Oritani Financial Corp. Pinnacle Financial Partners, Inc. ServisFirst Bancshares, Inc. Southside Bancshares, Inc. Tompkins Financial Corporation WesBanco, Inc.

The analysis compared publicly available financial information for Ozarks and the mean and median financial and market trading data for Ozarks’ peer group as of or for the period ended June 30, 2014, unless otherwise noted, with pricing data as of July 29, 2014. The table below sets forth the data for Ozarks and the median and mean data for Ozarks’ peer group.

Ozarks Comparable Company Analysis

	Ozarks		Peer Group Median / Mean	Peer Group High / Low	Ozarks Ranking within Peer Group
Total Assets (in millions)	$6,298		$4,614 / $5,152	$9,033 / $3,140	3	rd
TCE/TA	11.98%		9.30% / 9.74%	16.76% / 7.30%	2	nd
Leverage Ratio	14.41%		10.14% / 10.63%	14.57% / 8.68%	2	nd
Total RBC Ratio	16.16%		15.05% / 15.89%	22.12% / 11.94%	4	th
LTM ROAA	2.08%		1.18% / 1.26%	1.57% / 1.01%	1	st
LTM ROACE	15.83%		9.60% / 11.29%	17.34% / 7.80%	2	nd
LTM Net Interest Margin	5.57%		3.64% / 3.66%	4.52% / 3.15%	1	st
LTM Efficiency Ratio	43.1%		56.8% / 55.2%	81.2% / 38.4%	4	th
LLR/Gross Loans	1.03%		1.20% / 1.20%	2.37% / 0.49%	9	th
NPAs (1)/Total Assets	0.62%		0.66% / 0.65%	1.0% / 0.34%	6	th
NCOs/Avg. Loans	0.22%		0.07% / 0.12%	.88% / (0.13)%	11	th
Price/Tangible Book Value	336%		182% / 192%	317% / 129%	1	st
Price/LTM EPS	22.9	x	14.2x / 15.1x	21.1x / 12.2x	1	st
Price/2014 EPS	21.1	x	14.1x / 14.7x	19.4x / 11.6x	1	st
Price/2015 EPS	18.2	x	12.8x / 13.1x	16.9x / 10.1x	1	st
Current Dividend Yield	1.5%		2.9% / 2.6%	4.7% / 0.0%	8	th
Market Value (in millions)	$2,494		$691 / $915	$1,851 / $560	1	st

(1)	Nonperforming Assets include nonaccrual loans and leases, renegotiated loans and leases and real estate owned.

Intervest — Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Intervest’s common stock for the three-year period ended July 29, 2014. Sandler O’Neill then compared the relationship between the movements in the price of Intervest’s common stock against the movements in the prices of Ozarks, Intervest’s Peer Group, and the NASDAQ Bank Index.

Intervest’s Three-Year Cumulative Stock Performance

	Beginning Value July 29, 2011	Value at July 29, 2012	Value at July 29, 2013	Ending Value July 29, 2014
Intervest	100%	108.6%	224.3%	238.5%
Ozarks	100%	123.6%	205.4%	241.1%
Intervest Peer Group	100%	91.3%	126.6%	140.6%
NASDAQ Bank Index	100%	104.1%	142.9%	147.2%

Bank of the Ozarks — Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Ozarks’ common stock for the three-year period ended July 29, 2014. Sandler O’Neill then compared the relationship between the movements in the price of Ozarks’ common stock against the movements in the prices of Intervest, Ozarks’ Peer Group and the NASDAQ Bank Index.

Bank of the Ozarks, Inc.’s Three-Year Cumulative Stock Performance

	Beginning Value July 29, 2011	Value at July 29, 2012	Value at July 29, 2013	Ending Value July 29, 2014
Ozarks	100%	123.6%	205.4%	241.1%
Intervest	100%	108.6%	224.3%	238.5%
Ozarks Peer Group	100%	110.2%	158.7%	162.3%
NASDAQ Bank Index	100%	104.1%	142.9%	147.2%

Intervest — Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the net present value per share of Intervest common stock under various circumstances. The analysis assumed that Intervest performed in accordance with internal financial estimates for earnings per share provided by Intervest’s senior management for the years ending December 31, 2014 through December 31, 2016. To approximate the terminal value of Intervest common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 11.0x to 18.5x and multiples of tangible book value ranging from 75% to 150%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Intervest’s common stock. Sandler O’Neill calculated a 12.87% discount rate for Intervest using a 20-year normalized treasury yield of 4.00%, an equity risk premium of 5.00% and a size premium of 3.87%, derived from the Duff & Phelps 2014 Valuation Handbook.

During the Intervest board of directors meeting on July 30, 2014, Sandler O’Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Intervest common stock of $6.03 to $12.27 when applying multiples of earnings to the applicable amounts indicated in the Intervest projections and $5.31 to $12.62 when applying multiples of tangible book value to the applicable amounts indicated in the Intervest projections.

Earnings Per Share Multiples

Discount Rate	11.0x	12.5x	14.0x	15.5x	17.0x	18.5x
10.0%	$7.58	$8.51	$9.45	$10.39	$11.33	$12.27
11.0%	$7.29	$8.19	$9.09	$9.99	$10.89	$11.79
12.0%	$7.01	$7.87	$8.74	$9.60	$10.47	$11.33
13.0%	$6.75	$7.58	$8.41	$9.24	$10.07	$10.90
14.0%	$6.50	$7.29	$8.09	$8.89	$9.69	$10.49
15.0%	$6.26	$7.02	$7.79	$8.56	$9.33	$10.09
16.0%	$6.03	$6.77	$7.50	$8.24	$8.98	$9.72

Tangible Book Value Multiples

Discount Rate	75%	90%	105%	120%	135%	150%
10.0%	$6.66	$7.85	$9.05	$10.24	$11.43	$12.62
11.0%	$6.41	$7.55	$8.70	$9.84	$10.99	$12.13
12.0%	$6.17	$7.26	$8.36	$9.46	$10.56	$11.66
13.0%	$5.94	$6.99	$8.05	$9.10	$10.16	$11.22
14.0%	$5.72	$6.73	$7.75	$8.76	$9.78	$10.79
15.0%	$5.51	$6.48	$7.46	$8.43	$9.41	$10.39
16.0%	$5.31	$6.25	$7.18	$8.12	$9.06	$10.00

Sandler O’Neill also considered and discussed with the Intervest board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Intervest’s net income varied from 50% above projections to 50% below projections. This analysis resulted in the following range of per share values for Intervest common stock, using the same price to earnings multiples of 11.0x to 18.5x.

Earnings Per Share Multiples

Annual Budget Variance	11.0x	12.5x	14.0x	15.5x	17.0x	18.5x
(50.0%)	3.72	4.14	4.55	4.97	5.39	5.81
(25.0%)	5.25	5.88	6.50	7.13	7.75	8.38
0%	6.78	7.62	8.45	9.29	10.12	10.96
25.0%	8.31	9.35	10.40	11.44	12.49	13.53
50.0%	9.84	11.09	12.35	13.60	14.85	16.11

Bank of the Ozarks — Net Present Value Analysis

Sandler O’Neill also performed an analysis that estimated the net present value per share of Ozarks’ common stock under various circumstances. The analysis assumed that Ozarks performed in accordance with publicly available analyst earnings estimates for the years ending December 31, 2014 through December 31, 2016.

To approximate the terminal value of Ozarks’ common stock at December 31, 2018, Sandler O’Neill applied price to earnings multiples ranging from 12.0x to 22.0x and multiples of tangible book value ranging from 210% to 360%. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 13.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Ozarks’ common stock.

At the July 30, 2014 Intervest board of directors meeting, Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Ozarks’ common stock of $21.68 to $48.33 when applying earnings multiples to the applicable amounts indicated in Ozarks’ projections and $22.19 to $46.44 when applying multiples of tangible book value to the applicable amounts indicated in Ozarks’ projections.

Earnings Per Share Multiples

Discount Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
7.0%	$27.47	$31.64	$35.81	$39.99	$44.16	$48.33
8.0%	$26.38	$30.38	$34.38	$38.38	$42.38	$46.38
9.0%	$25.35	$29.18	$33.02	$36.86	$40.70	$44.53
10.0%	$24.36	$28.04	$31.73	$35.41	$39.09	$42.77
11.0%	$23.42	$26.96	$30.49	$34.03	$37.57	$41.10
12.0%	$22.53	$25.92	$29.32	$32.72	$36.11	$39.51
13.0%	$21.68	$24.94	$28.20	$31.47	$34.73	$37.99

Tangible Book Value Multiples

Discount Rate	210%	240%	270%	300%	330%	360%
7.0%	$28.12	$31.78	$35.45	$39.11	$42.78	$46.44
8.0%	$27.00	$30.52	$34.03	$37.55	$41.06	$44.58
9.0%	$25.94	$29.31	$32.69	$36.06	$39.43	$42.80
10.0%	$24.93	$28.17	$31.40	$34.64	$37.88	$41.11
11.0%	$23.97	$27.08	$30.19	$33.29	$36.40	$39.50
12.0%	$23.06	$26.04	$29.02	$32.01	$34.99	$37.98
13.0%	$22.19	$25.05	$27.92	$30.79	$33.65	$36.52

Sandler O’Neill also considered and discussed with the Intervest board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Ozarks’ net income varied from 20% above projections to 20% below projections. This analysis resulted in the following range of per share values for Ozarks’ common stock, using the same price to earnings multiples of 12.0x to 22.0x and a discount rate of 9.70% based on a 4.00% 20-year normalized treasury yield, a 2 year beta of 114% (as published by Bloomberg L.P.), and an equity risk premium of 5.00%.

Earnings Per Share Multiples

Annual Budget Variance	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
(20.0%)	$20.18	$23.16	$26.14	$29.12	$32.11	$35.09
(10.0%)	$22.41	$25.77	$29.12	$32.48	$35.84	$39.19
0.0%	$24.65	$28.38	$32.11	$35.84	$39.56	$43.29
10.0%	$26.89	$30.99	$35.09	$39.19	$43.29	$47.39
20.0%	$29.12	$33.60	$38.07	$42.55	$47.02	$51.50

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed two groups of comparable merger and acquisition transactions. The groups of merger and acquisition transactions included: (i) “Nationwide”: 9 transactions announced between January 1, 2010 and July 29, 2014, involving nationwide banks and thrifts with transaction values between $100 million and $400 million and target NPAs/Assets between 3.0% and 5.0%; and (ii) “Eastern Region”: 7 transactions announced between January 1, 2010 and July 29, 2014 involving Northeast, Mid-Atlantic, and Southeast bank and thrift transactions with announced deal values between $100 million and $400 million and target NPAs/Assets greater than 3.0%.

The Nationwide transaction group was composed of the following transactions:

•	BancorpSouth, Inc./ Central Community Corporation announced January 22, 2014 (transaction value: $209.5 million)

•	Home BancShares, Inc./ Liberty Bancshares, Inc. announced June 25, 2013 (transaction value: $280.0 million)

•	First Merchants Corporation/ CFS Bancorp, Inc. announced May 13, 2013 (transaction value: $114.7 million)

•	F.N.B. Corporation/ PVF Capital Corp. announced February 29, 2013 (transaction value: $109.6 million)

•	Renasant Corporation/ First M&F Corporation announced February 7, 2013 (transaction value: $121.0 million)

•	Berkshire Hills Bancorp, Inc./ Beacon Federal Bancorp, Inc. announced May 31, 2012 (transaction value: $130.4 million)

•	Susquehanna Bancshares, Inc./ Abington Bancorp, Inc. announced January 26, 2011 (transaction value: $273.8 million)

•	Industrial and Commercial Bank of China Limited/ Bank of East Asia (USA), National Association announced January 23, 2011 (transaction value: $140.2 million)

•	Nara Bancorp, Inc./ Center Financial Corporation announced December 9, 2010 (transaction value: $286.3 million)

The Eastern Region transaction group was composed of the following transactions:

•	TowneBank/ Franklin Financial Corporation announced July 15, 2014 (transaction value: $278.4 million)

•	Home BancShares, Inc./ Liberty Bancshares, Inc. announced June 25, 2013 (transaction value: $280.0 million)

•	Renasant Corporation/ First M&F Corporation announced February 7, 2013 (transaction value: $121.0 million)

•	Berkshire Hills Bancorp, Inc./ Beacon Federal Bancorp, Inc. announced May 31, 2012 (transaction value: $130.4 million)

•	Susquehanna Bancshares, Inc./ Abington Bancorp, Inc. announced January 26, 2011 (transaction value: $273.8 million)

•	Industrial and Commercial Bank of China Limited/ Bank of East Asia (USA), National Association announced January 23, 2011 (transaction value: $140.2 million)

•	M&T Bank Corporation/ Wilmington Trust Corporation announced November 1, 2010 (transaction value: $351.3 million)

Sandler O’Neill reviewed the following multiples: transaction price to last-twelve month EPS, transaction price to book value per share, transaction price to tangible book value per share, tangible premium to core deposits, and 1-month market premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median and mean multiples of comparable transaction groups.

	Intervest /Ozarks		Nationwide Transactions Median / Mean	Nationwide Transactions High / Low
Transaction Value Per Share / Last Twelve Months Earnings Per Share	13.7	x	22.7x / 24.6x	47.6x / 12.7x
Book Value Per Share(1):	108%		124% / 129%	191% / 101%
Tangible Book Value Per Share:	108%		132% / 141%	212% / 101%
Core Deposit Premium(1):	2.8%		6.6% / 7.7%	21.1% / 0.2%
1-Day Market Premium:	26.2%		31.3% / 32.6%	62.7% / 7.6%

(1)	Tangible book premium to core deposits calculated as (deal value — tangible equity) / (core deposits).

Information on Targets Included in Nationwide Transaction Group

	Nationwide Transactions Median / Mean	Nationwide Transactions High / Low
Total Assets (in millions)	$1,247.1 / $1,438.9	$2,853.1 / $717.0
TCE/TA	9.6% / 10.4%	17.0% / 6.0%
YTD ROAA	0.61% / 0.72%	1.24% / 0.37%
LLR/Gross Loans	1.81% / 2.0%	3.45% / 0.61%
NPAs /Total Assets	3.49% / 3.87%	4.89% / 3.03%

	Intervest/Ozarks		Eastern Region Transactions Median / Mean	Eastern Region Transactions High / Low
Transaction Value Per Share / Last Twelve Months Earnings Per Share	13.7	x	23.2x / 27.1x	47.6x / 12.7x
Book Value Per Share(1):	108%		111% / 108%	134% / 47%
Tangible Book Value Per Share:	108%		124% / 128%	162% / 99%
Core Deposit Premium(1):	2.8%		5.8% / 6.9%	21.1% / (0.1)%
1-Month Market Premium:	26.2%		13.8% / 13.8%	49.0% / (46.0)%

(1)	Tangible book premium to core deposits calculated as (deal value — tangible equity) / (core deposits).

Information on Targets Included in Eastern Region Transaction Group

	Eastern Region Transactions Median / Mean	Eastern Region Transactions High / Low
Total Assets (in millions)	$1,247.1 / $2,705.7	$10,401.3 / $717.0
TCE/TA	11.1% / 11.7%	22.2% / 3.5%
YTD ROAA	.50% / (3.4)%	1.29% / (6.36)%
LLR/Gross Loans	1.81% / 2.25%	6.28% / 0.61%
NPAs /Total Assets	4.0% / 4.83%	9.5% / 3.18%

Pro Forma Results and Capital Ratios

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (i) $228.5 million aggregate transaction value (prior to deduction of the $2.9 million in cash paid by Intervest to redeem the Treasury Warrant and the cash amount to be paid to terminate outstanding stock options and SARs); (ii) 100% stock consideration; (iii) assumed transaction closing period of the fourth quarter of 2014; (iv) Intervest stock options, warrants, and SARs are fully cashed out prior to closing; (v) a credit mark on loans equal to 4.5% of gross loans; (vi) deposit interest rate mark equal to $30 million; (vii) CDI assumptions of 1.50% of Intervest core deposits amortized straight-line over 5 years; (viii) Ozarks would be able to achieve cost savings of 28% of Intervest’s projected operating expense and such savings would be fully realized by 2015; and (ix) pre-tax transaction costs and expenses would total approximately $9.5 million.

Sandler O’Neill’s Relationship

Sandler O’Neill acted as the financial advisor to Intervest’s board of directors in connection with the merger and delivered to the Intervest board of directors its written opinion as to the fairness to the holders of Intervest common stock, from a financial point of view, of the consideration to be received in the merger by such stockholders. Pursuant to the terms of its engagement with Intervest, Sandler O’Neill was paid non-refundable fees of $250,000 upon delivery of its fairness opinion to the Intervest board of directors and $525,550 upon Intervest’s entry into the merger agreement. Additionally, Intervest has agreed to pay Sandler O’Neill an additional fee of $2,102,200, payable and contingent upon the successful completion of Intervest’s merger with Ozarks. Intervest has also agreed to reimburse Sandler O’Neill for reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

Sandler O’Neill has previously furnished services to Intervest. During the past two years, Sandler O’Neill received fees totaling $106,153 from Intervest for investment banking services, including certain securities related transactions. During the past two years, Sandler O’Neill has not received any fees from Ozarks.

In the ordinary course of its broker and dealer business, Sandler O’Neill may purchase securities from and sell securities to Intervest and Ozarks and their respective affiliates. Sandler O’Neill may also actively trade the debt securities of Intervest or Ozarks or their respective affiliates for its own account and for the accounts of its customers and, accordingly may at any time hold a long or short position in such securities.

Certain Intervest Unaudited Prospective Financial Information

Intervest does not as a matter of course make public projections as to future earnings or other financial results due to, among other reasons, the unpredictability and uncertainty of the underlying assumptions and estimates. However, Intervest is including below certain unaudited prospective financial information to provide its stockholders access to information that was made available to its board of directors, Ozarks and Sandler O’Neill in connection with the merger. Ozarks did not rely upon this unaudited prospective financial information in the course of considering or entering into the merger agreement. This unaudited prospective financial information is the information referred to as “internal financial estimates” in the section — “Opinion of Intervest’s Financial Advisor.” The inclusion of this information should not be regarded as an indication that Intervest or any of its representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial information included below was prepared solely for internal use by Intervest’s management and is subjective in several respects. The information reflects numerous estimates and assumptions made with respect to business, economic, market, regulatory and financial conditions and matters specific to Intervest’s business, all of which are difficult to predict and many of which are beyond Intervest’s control. The information also reflects assumptions as to certain business decisions that are subject to change. Intervest can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. Further, since the unaudited prospective financial information by its nature becomes less predictive and less reliable with each successive quarter, actual results are likely to differ materially from those set out in the unaudited prospective financial information, and material factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to: changes in economic conditions and real estate values both nationally and in Intervest’s market areas; changes in borrowing facilities, volume of loan originations and deposit flows; changes in the levels of Intervest’s non-interest income and provisions for loan and real estate losses; changes in the composition and credit quality of the loan portfolio; legislative or regulatory changes, including increased expenses arising therefrom; changes in interest rates which may reduce Intervest’s net interest margin and net interest income; increases in competition; technological changes which Intervest may not be able to implement; changes in accounting or regulatory principles, policies or guidelines; changes in tax laws; and Intervest’s ability to attract and retain key members of management. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

The unaudited prospective financial information included below was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, the published guidelines of the SEC, the published guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or the guidelines of any other regulatory authority. It was prepared by, and is the sole responsibility of, Intervest. It was, in the view of Intervest management, prepared on a reasonable basis, reflected the best estimates and judgments available to the management of Intervest at the time and presented, to the best of the knowledge and belief of the management of Intervest, the expected course of action and the expected future financial performance of Intervest as of the date such information was prepared.

The unaudited prospective financial information included below requires estimates and assumptions such that the information is not comparable to similarly titled GAAP measures in Intervest’s historical GAAP financial statements. Neither Intervest’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, reviewed or performed any procedures with respect to the prospective financial information set out below, nor have they expressed any opinion or any other form of assurance on such information. Further, the information does not take into account any circumstances or events occurring after the date it was prepared. Intervest cannot give any assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Neither Intervest nor Ozarks intends to make publicly available any update or revisions to the unaudited prospective financial information set out below. The information represents Intervest’s own evaluation of its potential future financial performance on a stand-alone basis, and does not take into account the possible financial and other effects of the merger and does not attempt to predict or suggest future results of the combined company.

The inclusion of the unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that any of Intervest, Ozarks or any of their respective affiliates, officers, directors, advisors or other representatives considered the information to be necessarily predictive of actual future events, and the information should not be relied upon as such. None of Intervest, Ozarks or any of their respective affiliates, officers, directors, advisors or other representatives can give you any assurance that actual results will not differ from the unaudited prospective financial information, and none undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information to reflect circumstances existing after the date the information was generated or to reflect the occurrence of future events. Furthermore, none of Intervest, Ozarks or any of their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representations to any Intervest stockholder, Ozarks shareholder or other person regarding Intervest’s actual performance compared to the information contained in the unaudited prospective financial information included below.

In light of the foregoing, and considering that the special meeting of Intervest’s stockholders will be held several months after the unaudited prospective financial information included below was prepared, as well as the uncertainties inherent in any forecasted financial information, Intervest stockholders are cautioned not to place unwarranted reliance on such information. The unaudited prospective financial information set out below is not being included to influence your decision whether to vote for the merger, but is being provided only because it was provided to the Intervest board of directors, Ozarks and Sandler O’Neill.

The following table presents certain Intervest unaudited prospective financial data for the years 2014 through 2016:

	Year 2014	Year 2015	Year 2016
	($ in thousands)
Consolidated Average Assets	$1,739,000	$1,920,000	$2,065,000
Consolidated Average Equity	$202,500	$218,000	$235,500
Tangible Common Equity/Tangible Assets	11.33%	11.19%	11.08%
Return on Average Assets	0.90%	0.91%	0.89%
Return on Average Equity	7.23%	8.12%	8.03%

The following table presents selected Intervest unaudited prospective financial data for the years 2014 through 2018:

	Year 2014	Year 2015	Year 2016	Year 2017	Year 2018
	($ in thousands except per share amounts)
Consolidated Net Income	$14,689	$17,545	$18,443	$19,823	$21,144
Earnings Per Share	$0.66	$0.80	$0.84	$0.90	$0.96
Dividends Per Share	$0.15	$0.20	$0.20	$0.20	$0.20
Tangible Book Value Per Share	$9.51	$10.11	$10.75	$11.45	$12.21

THE MERGER AGREEMENT

The description of the merger and the merger agreement contained in this proxy statement/prospectus describes what we believe are the material terms of the merger agreement. This summary description, however, is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference.

General

The merger agreement provides for the merger of Intervest with and into Bank of the Ozarks, Inc. with Bank of the Ozarks, Inc. being the surviving company. If the stockholders of Intervest approve the merger agreement at the special meeting and the other conditions to the parties’ obligations to effect the merger are met or waived (to the extent permitted by law), we anticipate that the merger will be completed in the first quarter of 2015, although delays could occur. As a result of the merger, holders of Intervest common stock will be entitled to receive the merger consideration consisting of shares of Ozarks’ common stock, plus cash in lieu of any fractional share interest, and such holders will no longer be owners of Intervest common stock. As a result of the merger, certificates for Intervest common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger.

Merger Consideration, Purchase Price and Purchase Price Adjustments

If the merger agreement is approved and the merger is subsequently completed, on the effective date of the merger, Intervest stockholders will be entitled to receive their pro rata portion of the aggregate merger consideration, which is based on the aggregate purchase price of $228,500,000, subject to adjustment as described herein.

The purchase price will be adjusted downward, on a dollar-for-dollar basis, by

•	the $2,892,066 cash amount that was paid by Intervest to redeem the Treasury Warrant; and

•	the amount paid by Intervest to cash out all outstanding stock options and SARs prior to the closing of the merger as described in greater detail herein, and which Intervest currently estimates to be $1,286,835.

In addition, the purchase price may be further adjusted as follows:

•	if as of the determination date Intervest’s closing consolidated net book value, as defined in the merger agreement and discussed below, is less than $202 million, the purchase price will be adjusted downward, on a dollar-for-dollar basis, by the amount under $202 million; and

•	if Intervest recovers amounts related to certain scheduled assets prior to the determination date, the purchase price will be adjusted upward, on a dollar-for-dollar basis, by the amount of the after-tax net proceeds received in excess of the book value of such assets, which Intervest currently estimates to be $345,809.

The precise dollar value of your merger consideration and the number of shares of Ozarks common stock that you will receive depends upon the market price of Ozarks common stock prior to closing and the aggregate purchase price, which is subject to the adjustments described above.

When the merger is completed, taking into account the $2,892,066 cash amount Intervest previously paid to redeem the Treasury Warrant, and assuming that (1) Intervest pays an aggregate of $1,286,835 to holders of outstanding options and SARs prior to closing, (2) Intervest’s closing consolidated net book value is at least $202 million on the determination date, (3) the purchase price is increased by $345,809 in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date and (4) there are 22,023,990 shares of Intervest common stock outstanding immediately prior to closing, then the holder of a share of Intervest common stock will be entitled to receive merger consideration having a value of $10.20, payable in a number of shares of Ozarks common stock equal to $10.20 divided by the average closing price of Ozarks common stock for the ten consecutive trading days ending on the fifth business day preceding the closing of the merger, subject to a minimum and maximum price equal to $23.95 and $39.91, respectively (the “exchange ratio”).

As of the date of this proxy statement/prospectus, Intervest has received after tax net proceeds in excess of the book value in connection with recoveries related to certain scheduled assets, which, assuming no other adjustments to the purchase price are made, will increase the aggregate purchase price by $345,809.

Intervest’s closing consolidated net book value will be calculated as Intervest’s unaudited consolidated net stockholders’ equity determined in accordance with GAAP as of the determination date, but without giving effect to the after tax impact of the following items: (i) any negative provision for loan and lease losses for the period between May 31, 2014 and the determination date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the resolution of a loan for which a specific allowance for loan and lease losses has been calculated as of May 31, 2014, where such resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the closing consolidated net book value; (ii) any of the actions or changes taken only to comply with certain coordination procedures required by the merger agreement, which would otherwise not have been taken or required to be taken; (iii) the amount of any deferred tax asset valuation allowance; and (iv) the amount paid to cash out all outstanding stock options and SARs prior to the closing of the merger and to redeem the outstanding Treasury Warrant. In addition, for purposes of calculating the closing consolidated net book value, Intervest must include deductions made for extraordinary items related to the merger including, but not limited to, reductions for the after tax amount of any: (a) fees and commissions payable to any broker, finder, financial advisor or investment banking firm and for all legal and accounting fees in connection with the merger; (b) fees and expenses related to SEC and regulatory filings, including any printing expenses and SEC filing fees; (c) costs expected to be incurred by Ozarks after the merger related to any environmental clean-up matters, as provided in the merger agreement; (d) compensation, bonus, or other similar payment(s) payable by Intervest, if any; and (e) costs and expenses associated with the defense or settlement of any stockholder challenges or litigation arising out of or in connection with the merger in excess of $1,000,000 in the aggregate.

The calculation date for the closing consolidated net book value will occur subsequent to the date of the Intervest special meeting of stockholders and if the closing consolidated net book value is less than $202 million on the determination date, the aggregate merger consideration to be received by the Intervest stockholders will be adjusted downward. As of the date of this proxy statement/prospectus, Intervest’s consolidated net book value, calculated in accordance with the above formula, continues to exceed $202 million, and if the closing of the merger were to occur on the date of this proxy statement/prospectus, no adjustment to the purchase price would be made based on this calculation.

The following table provides a sensitivity analysis of potential adjustments to the merger consideration based on changes in Intervest’s closing consolidated net book value.

	Intervest’s Closing Consolidated Net Book Value on the Determination Date
Merger Consideration(1)	$177,000,000	$182,000,000	$187,000,000	$192,000,000	$197,000,000	$202,000,000	$207,000,000
Aggregate	$199,666,908	$204,666,908	$209,666,908	$214,666,908	$219,666,908	$224,666,908	$224,666,908
Per Share	$9.07	$9.29	$9.52	$9.75	$9.97	$10.20	$10.20

(1)	The table takes into account the $2,892,066 cash amount Intervest previously paid to redeem the Treasury Warrant, and assumes that (i) the total number of shares of Intervest common stock outstanding immediately prior to the completion of the merger will be 22,023,990 shares, (ii) Intervest pays an aggregate of $1,286,835 to cancel each outstanding option and SAR prior to the closing of the merger, and (iii) the purchase price is increased by $345,809 in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date.

Intervest expects that in the ordinary course of business, which Intervest’s management believes will be the case, Intervest’s closing consolidated net book value at the determination date will be at least $202 million, which would not result in any further downward adjustment to the purchase price. However, in the event of an extraordinary set of circumstances which Intervest’s management does not currently expect, Intervest’s closing consolidated net book value could be significantly less than $202 million. In such extraordinary circumstances, and assuming that Ozarks did not elect to exercise its termination rights under the merger agreement in the event a material adverse change in Intervest had occurred, the per share merger consideration to Intervest stockholders could be significantly lower than $10.20 per share, and if the closing consolidated net book value were to drop to as low as approximately negative $23 million, then Intervest stockholders could receive zero for their Intervest common stock.

Further, the value of Ozarks common stock paid as consideration in the merger could cause the aggregate merger consideration to be higher or lower than the adjusted purchase price, depending on whether the average closing stock price of Ozarks common stock to be used in determining the exchange ratio is higher than $39.91 per share or lower than $23.95 per share. If such price is higher than $39.91, Intervest stockholders will receive more shares of Ozarks common stock than they otherwise would if there were no cap on the average closing stock price used in determining the exchange ratio. Conversely, if the average closing price of Ozarks common stock is lower than $23.95 per share, Intervest stockholders will receive fewer shares of Ozarks common stock than they otherwise would if there were no floor on the average closing price used in determining the exchange ratio.

Treatment of Intervest Equity Awards

As of the date of this proxy statement/prospectus, Intervest had outstanding options to purchase 330,496 shares of Intervest common stock and SARs with respect to 78,000 shares of Intervest common stock. As contemplated in the merger agreement, the board of directors of Intervest has resolved to take all action necessary to terminate and cancel each outstanding option and SAR prior to the closing date of the merger and to pay the holders thereof a cash payment in consideration for such surrender and termination. Toward that end, Intervest intends to conduct a tender offer prior to the closing of the merger to purchase for cash all outstanding options to purchase Intervest common stock and SARs. Intervest anticipates that the offer price in the tender offer will approximate the spread amount between the respective option and SAR exercise prices and the projected per share value of the merger consideration to be received by Intervest stockholders in the merger. For stock options whose exercise price is greater than the projected per share value of the merger consideration (“underwater options”), Intervest anticipates that it will offer to repurchase such options at a price equal to $0.47 per share underlying each option. Based on the number of options and SARs outstanding on the date hereof, their respective individual exercise prices and the amount expected to be paid to cancel underwater options, Intervest anticipates that the aggregate payments will be approximately $1,286,835, subject to required tax withholdings. Because Intervest intends to cancel and cash out all outstanding options and SARs before the merger closes, there will not be any outstanding equity awards of Intervest at the time of the merger.

Of the 330,496 options outstanding, 302,430 options are vested and fully exercisable as of the date hereof and the remaining 28,066 options are scheduled to vest on December 8, 2014. A holder of vested options may either (1) exercise his or her vested options for shares of Intervest common stock prior to the date Intervest terminates the plan and cashes out the outstanding awards, in which case such holder will become entitled to receive his or her pro rata portion of the merger consideration with respect to those shares, or (2) tender his or her options pursuant to Intervest’s planned tender offer, and receive the cash payment referred to above.

As of the date of the merger agreement, Intervest had 437,901 shares of unvested restricted stock outstanding. On the effective date of the merger, the restrictions on each outstanding share of restricted stock previously issued by Intervest under the Intervest stock plans will lapse, and each share of Intervest restricted stock will be deemed earned and non-forfeitable and treated at the closing of the merger the same, and having the same rights and subject to the same conditions, as each share of Intervest common stock not subject to any restrictions.

The aggregate amount Intervest will pay to cash out the holders of outstanding stock options and SARs prior to closing will reduce the aggregate purchase price used to calculate the exchange ratio.

The purchase of outstanding options is anticipated to be accomplished through a tender offer by which Intervest will purchase and cancel each eligible option in exchange for the applicable cash payment described above. The effectiveness of the tender offer will be conditioned upon the satisfaction of all conditions to completion of the merger. This proxy statement/prospectus is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Intervest will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement (including a related Letter of Transmittal and other tender offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed by Intervest with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Procedure for Exchanging Certificates

At or prior to the effective date of the merger, Ozarks will deposit with the exchange agent, Bank of the Ozarks Trust and Wealth Management Division, certificates representing the shares of Ozarks common stock and the estimated amount of cash to be paid in lieu of fractional shares of Ozarks common stock.

As soon as practicable after the effective time of the merger, the exchange agent will mail a letter of transmittal to each holder of Intervest common stock that will include detailed instructions on how such holder may exchange such holder’s Intervest common shares for shares of Ozarks common stock to be received in the merger pursuant to the terms of the merger agreement. You will not receive any fractional shares of Ozarks common stock in connection with the merger. Instead, you will be paid cash in an amount equal to the fraction of a share of Ozarks common stock otherwise issuable upon conversion, multiplied by the average closing price per share of Ozarks common stock, determined as indicated above. No interest will be paid on any merger consideration that any such holder shall be entitled to receive.

At and after the effective time of the merger, each certificate or book-entry representing shares of Intervest common stock, until so surrendered and exchanged, will evidence only the right to receive, without interest, the merger consideration, including any dividend or other distribution with respect to Ozarks common stock with a record date after the effective time of the merger. The stock transfer books of Intervest will be closed immediately at the effective time of the merger and after the effective time there will be no transfers on the stock transfer records of Intervest of any shares of Intervest common stock. Ozarks will be entitled to rely on Intervest’s stock transfer books to establish the identity of those persons entitled to receive the merger consideration. If a certificate for Intervest common stock has been lost, stolen, or destroyed, the exchange agent will issue shares of Ozarks’ common stock under the merger agreement upon receipt of an affidavit of that fact by the claimant and indemnity agreement and the posting by such person of a bond in such amount as Ozarks determines is reasonably required as indemnity.

Each of Ozarks and the exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any holder of Intervest common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Ozarks or the exchange agent withholds any such amounts, upon remittance of those amounts to the appropriate governmental authority these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Interests of Intervest Executive Officers and Directors in the Merger

Certain of Intervest’s officers and directors have financial and other interests in the merger as individuals in addition to, or different from, their interests as stockholders of Intervest, including, but not limited to, payments under their equity award agreements, employment agreements with Bank of the Ozarks to take effect following the merger and continuation of indemnification and insurance coverage (for officers and directors) provided by

Bank of the Ozarks for a limited time after the merger. The Intervest board of directors was aware of these interests and considered them in its decision to approve the merger agreement. These interests are discussed below.

Outstanding Equity Awards

As contemplated in the merger agreement, Intervest intends to offer to purchase all outstanding options to purchase Intervest common stock and SARs, for a cash payment as described above under “The Merger Agreement — Treatment of Intervest Equity Awards.” In addition, Intervest restricted stock awards that have not yet become vested and non-forfeitable will become fully vested and non-forfeitable as of the effective date of the merger.

The following table sets forth, based on outstanding awards under Intervest’s equity plans as of November 20, 2014, the number of outstanding Intervest stock options, SARs and unvested shares of restricted stock held by each executive officer and director of Intervest and the estimated value to be received for such equity awards by each person in connection with the termination of such awards.

	Outstanding Stock Options		Outstanding SARs		Unvested Shares of Restricted Stock		Total Consideration for Outstanding Equity Awards(1)
Name	Number	Cash-Out Payment(1)(2)	Number	Cash-Out Payment(1)	Number	Value(1)
Executive Officers
Lowell Dansker	37,200	$58,962	27,600	$70,380	135,733	$1,384,477	$1,513,819
Keith Olsen	24,000	$38,040	17,600	$44,880	69,067	$704,483	$787,403
Stephen Helman	21,540	$34,141	12,600	$32,130	15,733	$160,477	$226,748
John Arvonio	11,370	$18,055	12,600	$32,130	17,733	$180,877	$231,062
Robert Tonne	3,900	$29,025	7,600	$19,380	14,067	$143,483	$191,888
Non-Employee Directors
Michael Callen	19,800	$61,710			16,667	$170,003	$231,713
C. Wayne Crowell	—	—	—	—	16,667	$170,003	$170,003
Paul DeRosa	20,700	$64,515	—	—	16,667	$170,003	$234,518
Wayne Holly	18,300	$57,954	—	—	16,667	$170,003	$227,957
Susan Roth Katzke	—	—	—	—	16,667	$170,003	$170,003
Lawton Swan, III	18,900	$58,905	—	—	16,667	$170,003	$228,908
Thomas Willett	18,000	$56,100	—	—	16,667	$170,003	$226,103
Wesley Wood	13,200	$20,922	—	—	16,667	$170,003	$190,925

(1)	Takes into account the $2,892,066 cash amount Intervest previously paid to redeem the Treasury Warrant, and assumes that (i) the total number of shares of Intervest common stock outstanding immediately prior to the completion of the merger will be 22,023,990 shares, (ii) Intervest pays an aggregate of $1,286,835 to cancel each outstanding option and SAR prior to the closing of the merger, (iii) Intervest’s closing consolidated net book value at the determination date will be greater than $202 million and (iv) the purchase price is increased by $345,809 in connection with recoveries by Intervest related to certain scheduled assets prior to the determination date.
(2)	The column also includes the value of stock options with an exercise price that is greater than the projected per share value of the merger consideration (“underwater options”), with respect to which Intervest anticipates a purchase price equal to $0.47 per share in connection with the tender offer described above.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth, for each of Intervest’s executive officers and directors, the total number of shares of Intervest common stock owned by such executive officer or director, directly or indirectly, as of November 20, 2014. Unless otherwise stated, the beneficial owner has sole voting and investment power over the common stock, or shares such power with his or her spouse.

Name of Beneficial Owner	Common Stock Beneficially Owned(1)
	No. of Shares	% of Class
Executive Officers
Lowell Dansker	1,446,100	6.55%
Keith Olsen	194,000	*
Stephen Helman	147,448	*
John Arvonio	51,770	*
Robert Tonne	23,567	*
Non-employee Directors
Michael Callen	145,441	*
C. Wayne Crowell	25,000	*
Paul DeRosa	152,200	*
Wayne Holly	173,300	*
Susan Roth Katzke	25,000	*
Lawton Swan, III	93,900	*
Thomas Willett	115,500	*
Wesley Wood	172,300	*
All directors and executive officers as a group (13 persons)	2,765,526	12.44%

*	Less than 1% of the outstanding common stock.
(1)	For purposes of this table, a person is considered to beneficially own shares of Intervest common stock if he or she directly or indirectly has or shares voting power, which includes the power to vote or to direct the voting of the shares, or investment power, which includes the power to dispose or direct the disposition of the shares, or if he/she has the right to acquire the shares under options which are exercisable currently or within 60 days of November 20, 2014. Each person named in the above table has sole voting power and sole investment power with respect to the indicated shares unless otherwise noted. A person is considered to have shared voting and investment power over shares indicated as being owned by the spouse or the IRA of the spouse of that person.

Employment Agreements with Bank of the Ozarks

Currently, none of Intervest’s executive officers has an employment agreement with Intervest or any of its subsidiaries. Pursuant to the terms of the merger agreement, upon closing of the merger Bank of the Ozarks will enter into employment agreements (which we refer to as the “Ozarks Employment Agreements”) with each of the following Intervest officers: Lowell Dansker (Chairman and Chief Executive Officer), John Arvonio (Chief Financial and Accounting Officer), Stephen Helman (Vice President and Secretary), Keith Olsen (President of INB) and Robert Tonne (Chief Credit Officer). None of Messrs. Dansker, Olsen, Helman, Arvonio or Tonne will be considered “executive officers” of Ozarks or Bank of the Ozarks within the meaning of FRB Regulation O or the Exchange Act. The Ozarks Employment Agreements take effect upon signing and contain the following material terms:

•	Two-year employment terms with base salaries at current annual rates of $1,127,722, $620,000, $300,000, $290,000 and $215,000 for Messrs. Dansker, Olsen, Helman, Arvonio and Tonne, respectively.

•	Each officer will be eligible to participate in all employee benefit plans and fringe benefits provided to similarly-situated employees of Bank of the Ozarks, and they will be reimbursed for all reasonable business expenses, and with respect to Mr. Dansker only, reimbursement for garage rent, gas, repairs and maintenance related to his use of his vehicle.

•

Each officer has agreed that, during the period of his employment and for 12 months after termination of employment, he will not, either directly or indirectly, for himself or for any third party, except as otherwise agreed to in writing by Bank of the Ozarks, (i) solicit with regard to hiring any individual who is an employee of Bank of the Ozarks, or (ii) solicit on behalf of any other bank, or other financial services provider, any current or prospective customers of the Bank or any other prior persons or entities which were customers of the Bank of the Ozarks during the 12 months prior to such termination of employment.

•	In the event the officer dies or becomes permanently disabled prior to the end of the term, the officer, or his estate, as the case may be, will receive 50% of such officer’s base salary for the remainder of the term of the agreement, made in one lump sum as soon as administratively feasible after the termination, plus all unreimbursed but reimbursable expenses incurred by the officer up to the date of termination, in accordance with the Bank’s reimbursement policy.

•	In the event that, during the term of the employment agreement, Bank of the Ozarks terminates the officer’s employment without cause or the officer terminates his employment for good reason, and, solely in exchange for the officer’s execution and delivery of a separation agreement, which includes, among other obligations, a full release of claims against Bank of the Ozarks and related entities and persons, within the time period specified therein, and upon such agreement becoming effective by its terms, Bank of the Ozarks shall pay the officer an amount equal to his accrued vacation plus the base salary for the remainder of the term of the employment agreement, to be paid in one lump sum as soon as administratively feasible after the termination. In addition, Bank of the Ozarks shall pay the officer all unreimbursed but reimbursable expenses incurred by the officer up to the date of termination, and the officer shall not be eligible for or entitled to any further compensation or benefits from Bank of the Ozarks except for any post-employment continuation of COBRA benefits elected to be received by the officer solely at his own expense.

As defined in the Ozarks Employment Agreements,

•	“cause” means actions or omissions of the officer which reflect fraud, dishonesty, gross dereliction of duty, or actions willfully taken in disregard of the interests of Bank of the Ozarks. Whether “cause” exists shall be determined in the sole and good faith discretion of the board of directors of the Bank, or a committee thereof. If the Bank wishes to terminate the officer’s employment for “cause,” the board must provide the officer a written statement of its grounds for proposing to make such determination, and the officer shall be afforded a reasonable opportunity to make written and, if approved by the board of directors in its sole discretion, oral, presentation to the members of the board to refute the grounds for proposed termination.

•	“good reason” means Bank of the Ozarks (i) breaches the employment agreement in any material respect and fails to cure such breach within 30 days after the officer delivers written notice and a written description of such breach to the Bank; (ii) reduces the officer’s base salary; (iii) materially diminishes the officer’s authority, duties, or responsibilities; or (iv) transfers the officer to an office greater than ten miles (with respect to officers located in New York) or fifteen miles (with respect to officers located in Florida) from the current location of the officer’s office.

The form of the Ozarks Employment Agreement is included as Exhibit C to the Agreement and Plan of Merger, which is included as Appendix A to this proxy statement/prospectus.

Indemnification

Pursuant to the merger agreement, Ozarks and Intervest agreed that from and after the effective time of the merger, Ozarks will, for a period of six years, indemnify, defend and hold harmless each present and former officer and director of Intervest to the fullest extent currently provided under the certificate of incorporation and/or bylaws of Intervest, to the extent permitted by applicable law, if such claim pertains to any matter arising, existing or occurring at or before the effective time of the merger, regardless of whether such claim is asserted or claimed before or after the effective time of the merger.

Officers’ and Directors’ Liability Insurance

Ozarks and Intervest have agreed that for a period of six years after the effective time of the merger Ozarks will use its commercially reasonable best efforts to maintain an officers’ and directors’ liability insurance policy for present and former officers and directors of Intervest, providing substantially similar coverage to that offered under Intervest’s existing officers’ and directors’ liability insurance policy.

Merger-Related Compensation for Intervest’s Named Executive Officers

In accordance with Item 402(t) of Regulation S-K, the following table sets forth the estimated potential benefits to the individuals listed in the table, referred to as Intervest’s “named executive officers,” as a result of the merger pursuant to the terms of the merger agreement. This compensation is referred to as “golden parachute compensation” by the applicable SEC disclosure rules and is the subject of the Intervest advisory (non-binding) proposal on merger-related compensation, as described in “Intervest Proposals — Intervest Advisory (Non-Binding) Proposal on Merger-Related Compensation” on page 40.

As required by SEC rules, the value of the equity awards included in the table below are based on a per share value of Intervest’s common stock of $9.52, which was the average closing market price of Intervest’s common stock over the first five business days following announcement of the merger on July 31, 2014. However, the actual amount that each named executive officer will receive in connection with the merger will be based on the per share value of the merger consideration. For more information on the estimated value to be received by Intervest’s named executive officers based on the terms of the merger agreement, please see the section entitled “The Merger Agreement — Interests of Intervest Executive Officers and Directors” on page 63.

This table does not include the value of benefits in which the named executive officers are vested without regard to the terms of the merger agreement or as a result of the merger. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this proxy statement/prospectus, and do not reflect certain compensation actions that may occur before the completion of the merger. As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. Please see the sections entitled “The Merger Agreement — Treatment of Intervest Equity Awards” beginning on page 62 for further information.

Golden Parachute Compensation

Name	Cash ($)(1)(3)	Equity($)(2)(3)	Total ($)
Lowell Dansker	$394,703	$1,352,532	$1,747,235
Keith Olsen	$155,000	$696,070	$851,070
Stephen Helman	$60,000	$178,402	$238,402
John Arvonio	$58,000	$195,045	$253,045
Robert Tonne	$41,000	$153,009	$194,009

(1)	The amounts in this column reflect the value of the cash to be paid to each of Intervest’s named executive officers pursuant to accelerated payments made under Intervest’s Annual Incentive Plan for Senior Executives, assuming the performance metrics under the Annual Incentive Plan are met at the target level for the plan year ending December 31, 2014. The board of directors has the discretion to pay out awards prior to the end of the performance period in connection with the merger.
(2)

The amounts in this column reflect the value of the cancellation and payout of all unvested Intervest stock options and SARs and the accelerated vesting of all shares of Intervest restricted stock held by Intervest’s named executive officers. In addition, this column reflects the value of the underwater options that Intervest expects to repurchase at a price equal to $0.47 per share as described in more detail above. In accordance with the merger agreement, all outstanding Intervest stock options and SARs will be converted into a cash payment as specified in the merger agreement and as described herein, and all Intervest restricted shares will become fully vested in connection with the completion of the merger and converted into the right to receive a proportionate share of the merger consideration. As required by applicable SEC rules, the amounts in this column are based on a per share value of Intervest common stock of $9.52, which is calculated as the average closing market price of Intervest common stock over the first five business days following the date of the public announcement of the merger, which was July 31, 2014. The following details the amounts realized on the acceleration of vesting of Intervest stock options, SARs and restricted shares as a result of the change in control:

•	For Mr. Dansker, the value of (a) the accelerated vesting of (i) 135,733 shares of Intervest restricted stock ($1,292,178) and (ii) 27,600 in-the-money unvested Intervest SARs with an exercise price of $7.65 ($51,612) and (b) 18,600 underwater stock options with an exercise price of $17.10 ($8,742).
•	For Mr. Olsen, the value of (a) the accelerated vesting of (i) 69,067 shares of Intervest restricted stock ($657,518) and (ii) 17,600 in-the-money unvested Intervest SARs with an exercise price of $7.65 ($32,912) and (b) 12,000 underwater stock options with an exercise price of $17.10 ($5,640).
•	For Mr. Helman, the value of (a) the accelerated vesting of (i) 15,733 shares of Intervest restricted stock ($149,778) and (ii) 12,600 in-the-money unvested Intervest SARs with an exercise price of $7.65 ($23,562) and (b) 10,770 underwater stock options with an exercise price of $17.10 ($5,062).
•	For Mr. Arvonio, the value of (a) the accelerated vesting of (i) 17,733 shares of Intervest restricted stock ($133,918) and (ii) 12,600 in-the-money unvested Intervest SARs with an exercise price of $7.65 ($23,562) and (b) 5,670 underwater stock options with an exercise price of $17.10 ($2,665).
•	For Mr. Tonne, the value of the accelerated vesting of (i) 14,067 shares of Intervest restricted stock ($133,918), (ii) 7,600 in-the-money unvested Intervest SARs with an exercise price of $7.65 ($14,212), and (iii) 700 in-the-money unvested Intervest common stock options with an exercise price of $2.55 ($4,879).

(3)	The benefit amounts represented here are considered “single trigger” benefits that vest solely as a result of the change in control.

Employee Matters

Each individual who is an employee of Intervest or INB as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of Ozarks or Bank of the Ozarks.

All Intervest employees who become employees of Ozarks or Bank of the Ozarks at the effective time of the merger will be entitled to participate in Ozarks’ benefit plans to the same extent as similarly situated Ozarks employees and, to the extent feasible, will be given credit for their service at Intervest. Ozarks will also use commercially reasonable efforts to cause each such Ozarks benefit plan to waive any waiting periods, evidence of insurability requirements, and the application of any pre-existing conditions limitations. Any employee of Intervest who is terminated without cause within 180 days after the effective time of the merger and who does not receive a severance payment in connection with the merger will receive a severance payment equal to one week of base weekly pay for each year of completed employment service with Intervest, with a minimum severance payment equal to two weeks of base pay and a maximum severance payment equal to twelve weeks of base pay, subject to execution by the employee of any required general release and waiver of all claims.

Management and Operations After the Merger

Upon closing of the merger between Intervest and Ozarks, the separate existence of Intervest will cease. The directors and officers of Ozarks and Bank of the Ozarks immediately prior to the merger will continue as directors and officers of Ozarks and Bank of the Ozarks, respectively, after the merger.

Under the terms of the merger agreement, the articles of incorporation and bylaws of Ozarks will be the articles of incorporation and bylaws of the combined entity which will retain the name of Bank of the Ozarks, Inc. Ozarks, as the resulting entity, will continue to operate under its policies, practices and procedures currently in place. Upon completion of the merger, all assets and property owned by Intervest will immediately become the property of Ozarks.

Representations and Warranties

The merger agreement includes customary representations and warranties of Ozarks and Intervest relating to their respective businesses that are made as of the date of the merger agreement and as of the closing date of the merger. The representations and warranties of each of Ozarks and Intervest have been made solely for the benefit of the other party, and these representations and warranties should not be relied on by any other person. In addition, these representations and warranties:

•	have been qualified by information set forth in confidential disclosure schedules delivered in connection with signing the merger agreement — the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the merger agreement;

•	will not survive consummation of the merger;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the merger agreement if those statements turn out to be inaccurate;

•	are in some cases subject to a materiality standard described in the merger agreement which may differ from what may be viewed as material by you; and

•	were made only as of the date of the merger agreement and/or such other date (including the closing date) as is specified in the merger agreement.

The representations and warranties by Ozarks and Intervest include, among other things:

•	the organization, existence, and corporate power and authority of each of the companies;

•	the capitalization of each of the companies;

•	the status of subsidiaries;

•	the corporate power and authority to consummate the merger;

•	the regulatory approvals required to consummate the merger;

•	the absence of conflicts with and violations of law;

•	the absence of any undisclosed liabilities of Intervest;

•	the absence of adverse material litigation with respect to Intervest;

•	accuracy of information in Ozarks’ and Intervest’s reports and financial statements filed with the SEC;

•	the existence, performance and legal effect of certain contracts and insurance policies of Intervest;

•	the filing of tax returns, payment of taxes and other tax matters by each party;

•	labor and employee benefit matters of Intervest;

•	compliance with applicable environmental laws by Intervest; and

•	the status of tangible property, intellectual property, certain loans and non-performing and classified assets of Intervest.

Conduct of Business Pending the Merger

The merger agreement contains various restrictions on the operations of Intervest before the effective time of the merger. In general, the merger agreement obligates Intervest and INB to conduct its business in the usual, regular and ordinary course of business consistent with past practice. In addition, Intervest and INB have agreed that, except as expressly contemplated by the merger agreement or specified in a schedule to the merger agreement, without the prior written consent of Ozarks, neither will, among other things:

•	Issue, sell, pledge, or otherwise dispose of any shares of its capital stock (except for issuances in connection with the exercise of outstanding stock options), any substantial part of its assets or earning power, or any asset other than in the ordinary course of business;

•	Declare or pay any dividends or make other distributions in respect of its capital stock, except for (i) payments from INB to Intervest, (ii) regular distributions on outstanding trust preferred securities, and (iii) payment of the regular quarterly dividend to Intervest stockholders of no more than $0.05 per share;

•	Amend any existing employment, severance or similar contract, or enter into any new such contract except as contemplated by the merger agreement;

•	Grant any increase in compensation or benefits to its officers or other employees or pay any bonus except as contemplated by the merger agreement;

•	Hire any new employee with an annual salary in excess of $100,000 or promote any employee, except to satisfy contractual obligations existing on the date of the merger agreement;

•	Adopt any new employee benefit plan or make any material change to any existing employee benefit plan, except as contemplated by the merger agreement or as may be required by law or that is made to satisfy contractual obligations;

•	Enter into transactions with officers, directors or affiliates of Intervest other than compensation or business expense reimbursement in the ordinary course of business or as otherwise contemplated in the merger agreement;

•	Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any assets, deposits, business or properties or release any indebtedness owed to Intervest or any of its subsidiaries, except in the ordinary course of business;

•	Acquire all or any portion of the assets, business, deposits or properties of any other entity, other than in connection with, among other things, good faith foreclosures in the ordinary course of business, or except as specifically approved by Ozarks;

•	Other than in the ordinary course of its business, make any capital expenditures in amounts exceeding $25,000 individually or $50,000 in the aggregate;

•	Amend its certificate of incorporation or bylaws;

•	Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by law or GAAP;

•	Enter into, amend, modify or terminate any material contract, lease or insurance policy;

•	Other than settlement of foreclosure actions in the ordinary course of business, settle any action, suit, claim or proceeding that involves payment by Intervest in excess of $10,000 individually, or $50,000 in the aggregate or that would impose any material restriction on the business of Intervest or any of its subsidiaries;

•	Enter into any new material line of business, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies;

•	Enter into any derivative transaction;

•	Incur any additional debt obligation or other obligation for borrowed money, except in the ordinary course of its business consistent with past practices;

•	Acquire, sell or otherwise dispose of any investment securities, other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith;

•	Make any material changes to deposit pricing;

•	Except as is contemplated in the merger agreement, make, renew, renegotiate, increase, extend or modify any unsecured loan, any loan secured by other than a first lien, any loan in excess of regulatory loan-to-value ratios, any secured loan over $500,000, any loan with a duration over 84 months, or any loan that would result in the outstanding credit to any borrower being over $500,000, unless Intervest has provided Ozarks with at least two business days prior written notice;

•	Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof;

•	Except as is contemplated in the merger agreement, repurchase or acquire any shares of its capital stock;

•	Commit any act or omission that would constitute a material breach under any material agreement; or

•	Relocate, close or open any branch facility, loan production or servicing facility.

In addition to these covenants, the merger agreement contains various other customary covenants, including, among other things, access to information and each party’s agreement to use its commercially reasonable efforts to obtain all required consents.

Conditions to the Merger

The respective obligations of Ozarks and Intervest to complete the merger are subject to various conditions prior to the merger. The conditions include the following:

•	the accuracy of the representations and warranties of the parties set forth in the merger agreement subject to the standards set forth in the merger agreement;

•	the performance of all agreements and covenants required by the merger agreement to be performed prior to the closing of the merger;

•	the delivery of certain certificates of the appropriate officers of Intervest and Ozarks;

•	approval of the merger agreement by the stockholders of Intervest;

•	the receipt of all required regulatory approvals or authorizations, provided that none of these approvals contain any non-standard condition that would prohibit or materially limit the ownership or operation of the business of Intervest by Ozarks or Bank of the Ozarks or would compel Ozarks or Bank of the Ozarks to dispose of any material portion of the business or assets of Intervest, Ozarks or Bank of the Ozarks;

•	the absence of any injunction, order, judgment or decree restraining or prohibiting completion of any of the transactions contemplated by the merger agreement;

•	the registration statement of Ozarks of which this proxy statement/prospectus is a part must have become effective under the Securities Act and no “stop order” shall have been entered by the SEC and be continuing in effect;

•	neither Intervest nor Ozarks shall have suffered a material adverse effect;

•	the issuance of tax opinions to each of Intervest and Ozarks to the effect that the merger will qualify as a tax-free reorganization under United States federal income tax laws;

•	the number of shares of Intervest common stock outstanding as of the effective date of the merger shall not exceed 22,026,190 shares (plus up to 332,596 shares of Intervest common stock that may be issued upon exercise of outstanding Intervest stock options prior to the closing);

•	the Ozark Employment Agreements between Bank of the Ozarks and each of Lowell Dansker, John Arvonio, Stephen Helman, Keith Olsen and Robert Tonne shall have been executed and delivered; and

•	Intervest shall have redeemed the outstanding Treasury Warrant within the time period specified in the merger agreement. Intervest redeemed the Treasury Warrant for a cash payment of $2,892,066 on September 3, 2014, in satisfaction of this condition to closing.

The parties may waive conditions to their obligations unless they are legally prohibited from doing so. Stockholder approval and regulatory approvals may not be legally waived.

Agreement to Not Solicit Other Offers

Intervest has agreed that neither it nor its representatives will, directly or indirectly:

•	initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal, including entering into any agreement in principle or letter of intent with respect to any acquisition proposal or resolve to approve any acquisition proposal; or

•	participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than Ozarks) any information or data with respect to Intervest or any of its subsidiaries or otherwise relating to an acquisition proposal;

In addition, Intervest agreed not to release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Intervest is a party; however, in accordance with the terms of the confidentiality agreements Intervest entered into with other potential bidders, all standstill provisions were terminated upon Intervest’s announcement of the proposed merger and, as such, this restriction has no effect on those confidentiality and standstill agreements entered into with the other potential bidders.

Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Ozarks), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:

•	any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Intervest or any of its subsidiaries;

•	any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of Intervest or any of its subsidiaries;

•	any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of Intervest or any of its subsidiaries;

•	any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of Intervest or any of its subsidiaries; or

•	any transaction which is similar in form, substance or purpose to any of the transactions listed above, or any combination of these types of transactions.

If Intervest receives a bona fide unsolicited written acquisition proposal that did not result from a breach of the non-solicitation provisions in the merger agreement as discussed above, the Intervest board of directors may participate in discussions or negotiations regarding the unsolicited acquisition proposal if the Intervest board of directors first determines in good faith, after consultation with its outside legal counsel and outside financial advisor, that such acquisition proposal is or is reasonably likely to lead to a superior proposal, and it is required to take such actions to comply with its fiduciary duties to its stockholders under applicable law. In addition, Intervest must (1) provide Ozarks with at least three business days’ prior notice of such determination and (2) enter into a confidentiality agreement with the third party containing terms no less favorable to Intervest than those contained in its confidentiality agreement with Ozarks prior to furnishing or affording access to any information or data with respect to Intervest relating to an acquisition proposal.

A “superior proposal” means a bona fide, unsolicited acquisition proposal that:

•	if consummated, would result in a third party (or in the case of a direct merger between such third party and Intervest, the stockholders of such third party) acquiring, directly or indirectly, more than 75% of the outstanding Intervest common stock or more than 75% of the assets of Intervest and its subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, and

•	Intervest’s board of directors reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (1) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such acquisition proposal, and (2) taking into account any changes to the merger agreement proposed by Ozarks in response to such acquisition proposal, and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the stockholders of Intervest from a financial point of view than the merger with Ozarks.

Intervest has agreed to promptly, and in any event within 24 hours, notify Ozarks in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Intervest or any of its representatives, in each case in connection with any acquisition proposal and to keep Ozarks informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request). Intervest has also agreed to provide Ozarks with any non-public information about Intervest or any of its subsidiaries provided to any other person that was not previously provided to Ozarks, no later than the date provided to such other person.

In addition, under the merger agreement, Intervest agreed that its board of directors, or any committee of the board, will not, prior to the date of the special meeting of stockholders:

•	withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Ozarks in connection with the transactions contemplated by the merger agreement (including the merger), its recommendation that Intervest stockholders vote to approve the merger agreement (including failing to reaffirm its recommendation if requested by Ozarks);

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•	enter into any letter of intent, or other agreement related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the non-solicitation provisions of the merger agreement) or requiring Intervest to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement;

unless, the Intervest board reasonably determines in good faith, after consultation with outside legal counsel and its financial advisor, that (1) an unsolicited acquisition proposal that Intervest received (that did not result from a breach of the non-solicitation provisions of the merger agreement) constitutes a superior proposal and (2) it is required to do so in order to comply with its fiduciary duties to the Intervest stockholders under applicable law. In the event that the Intervest board makes this determination, Intervest must provide five business days’ prior written notice to Ozarks that its board has made such determination.

During the five business days after Ozarks’ receipt of such notice, Intervest and its board must cooperate and negotiate in good faith with Ozarks to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Intervest to proceed with its board’s original recommendation with respect to the merger agreement. At the end of the five business day period, and after taking into account any such adjusted, modified or amended terms as may have been proposed by Ozarks during that period, the Intervest board must again determine in good faith, after consultation with outside legal counsel, that:

•	it is required to withdraw, qualify, amend or modify its recommendation with respect to the merger agreement to comply with its fiduciary duties to its stockholders under applicable law; and

•	the acquisition proposal is a superior proposal.

In the event of any material revisions to the superior proposal, Intervest must provide a new notice of such superior proposal to Ozarks. During the three business day period following receipt of such new written notice, Intervest and its board must cooperate and negotiate in good faith with Ozarks to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Intervest to proceed with its board’s original recommendation with respect to the merger agreement without requiring Intervest to withdraw, qualify, amend or modify its board’s recommendation with respect to the merger agreement.

Termination; Amendment

The merger agreement may be terminated prior to the closing, before or after approval by Intervest stockholders, for various reasons, including the following:

•	by mutual consent of the boards of directors of Ozarks and Intervest;

•	by either party if any required regulatory approvals for consummation of the merger are not obtained;

•	by either party if Intervest stockholders do not approve the merger agreement;

•	by a party who is not in material breach of the agreement if the other party (1) materially breaches any covenants or undertakings contained in the merger agreement or (2) materially breaches any representations or warranties contained in the merger agreement, in each case if such breach cannot be or has not been cured within thirty (30) days after notice from the terminating party;

•	by either party if the merger has not occurred on or before May 31, 2015 (unless such date has been extended by the mutual written consent of Ozarks and Intervest); or

•	by Ozarks, if the board of directors of Intervest (1) materially breaches its non-solicitation obligations provided in the merger agreement, (2) fails to recommend, or withdraws its previous recommendation of, the merger and the merger agreement or makes any statement, filing or release in connection with the special meeting or otherwise that is inconsistent with the recommendation, (3) approves or recommends an acquisition proposal, (4) materially breaches its obligation to call, give notice of or commence the special meeting, (5) fails to publicly recommend against an alternative acquisition proposal within five business days after being asked to do so by Ozarks, (6) fails to publicly reconfirm its recommendation of the merger or the merger agreement with five business days after being asked to do so by Ozarks, or (7) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.

The merger agreement also provides for a right of termination by Ozarks if Intervest fails to redeem the Treasury Warrant within the time period specified in the merger agreement. Intervest redeemed the Treasury Warrant on September 3, 2014 for a cash payment of $2,892,066, eliminating this termination right.

The merger agreement may be amended or modified at any time, before or after its approval by the stockholders of Intervest, by mutual agreement, except that no amendment shall be made after the special meeting without Intervest stockholder approval if such amendment, by law, would require further approval by the stockholders of Intervest.

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect and the parties will be relieved of all obligations and liabilities, except that certain specified provisions of the agreement will survive and:

•	if the agreement is terminated because of a material breach of a representation, warranty, covenant or agreement, the breaching party will not be relieved of liability for any breach giving rise to the termination, and in the case of a breach by Intervest, may be liable for the termination fee or liquidated damages described below; and

•	each party will remain liable for any subsequent breach of any covenant that survives termination of the agreement, provided, however, if Intervest is required by the terms of the merger agreement, and does pay, either the termination fee or liquidated damages described in the following paragraph, then Intervest will have no further obligations under the merger agreement.

If the merger agreement is terminated by Ozarks because the board of directors of Intervest (i) materially breaches its non-solicitation obligations provided in the merger agreement, (ii) fails to recommend, or withdraws its previous recommendation of, the merger and the merger agreement or makes any statement, filing or release in connection with the special meeting or otherwise that is inconsistent with the recommendation, (iii) approves or recommends an acquisition proposal, (iv) materially breaches its obligation to call, give notice of or commence the special meeting, (v) fails to publicly recommend against an alternative acquisition proposal within five business days after being asked to do so by Ozarks, (vi) fails to publicly reconfirm its recommendation of the merger or the merger agreement with five business days after being asked to do so by Ozarks, or (vii) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions, then Intervest will pay to Ozarks a termination fee equal to $7.9 million, to be paid within two business days after Intervest’s receipt of Ozarks’ termination notice. If the merger agreement is terminated by Ozarks following Intervest’s uncured material breach of any of its representations, warranties, covenants or agreements in the merger agreement, or if Intervest had failed to redeem the Treasury Warrant within the time period specified in the merger agreement, then Intervest will pay to Ozarks liquidated damages of $1.75 million, to be paid within two business days after Intervest’s receipt of Ozarks’ termination notice.

Effective Date of the Merger

The parties expect that the merger will be effective in the first quarter of 2015, or as soon as possible after the receipt of all stockholder approvals, all regulatory waiting periods expire and all other conditions to the completion of the merger have been satisfied or waived. The merger will be legally completed by the filing of the articles of merger with the Arkansas Secretary of State and the certificate of merger with the Delaware Secretary of State. If the merger is not consummated by May 31, 2015, the merger agreement may be terminated by either Intervest or Ozarks, unless the failure to consummate the merger by that date is due to a material breach of the merger agreement by the party seeking to terminate.

Fees and Expenses

Ozarks and Intervest will each pay its own costs and expenses in connection with the merger and the transactions contemplated thereby except as described above.

No Appraisal Rights

Appraisal rights are statutory rights that, if available under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Holders of Intervest common stock will not have appraisal rights in connection with the merger. Under Delaware law, unless otherwise set forth in a corporation’s certificate of incorporation or bylaws, appraisal rights are not available in connection with a merger to the holders of shares listed on certain national stock exchanges, including the NASDAQ Global Select Market, as long as the consideration to be received for such shares consists only of:

•	stock of the surviving corporation,

•	stock of any other corporation that is or will be listed on a national stock exchange or is held by more than 2,000 holders,

•	cash in lieu of fractional shares, or

•	any combination of the foregoing.

Because (i) the Intervest certificate of incorporation and bylaws do not provide Intervest stockholders with appraisal rights in connection with the merger, (ii) the common stock of Intervest is listed on the NASDAQ Global Select Market, and (iii) the consideration to be received by holders of Intervest common stock in the merger will consist only of common stock of Ozarks (which is registered on the NASDAQ Global Select Market) and cash in lieu of fractional shares, holders of common stock of Intervest do not have any right to demand appraisal and payment of the fair value of their shares in cash in connection with the merger.

Regulatory Approvals Required for the Merger

General

Intervest and Ozarks have agreed to use commercially reasonable best efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities that are necessary or advisable to consummate the merger. This includes the approval of the Board of Governors of the Federal Reserve System (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”) and the Arkansas State Bank Department. The applications seeking such respective approvals from the FRB, the FDIC and the Arkansas State Bank Department by Ozarks, Bank of the Ozarks, Intervest and INB were filed with the requisite banking regulatory agencies on September 12, 2014. The applications for approval of the merger were approved by the FRB on October 21, 2014, the FDIC on November 3, 2014 and the Arkansas State Bank Department on November 20, 2014. Such approvals require the observance by the parties of certain waiting periods following the agencies’ approvals before the merger may be consummated. Ozarks cannot assure that there will not be any litigation challenging the approvals or waivers. Ozarks also cannot assure that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or what the outcome will be if such a challenge is made.

Ozarks and Intervest are not aware of any material governmental approvals or actions that are required prior to the merger other than those described below. Ozarks and Intervest presently contemplate that they will seek any additional governmental approvals or actions that may be required; however, they cannot assure that they will obtain any such additional approvals or actions.

FRB

The merger is subject to the prior approval of the FRB, which may not approve a merger if:

•	such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless in each case the FRB finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the FRB is required to consider the financial and managerial resources and future prospects of the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the FRB also must take into account the record of performance of each bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

Any transaction approved by the FRB may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the FRB and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

The application for approval of the merger was approved by the FRB on October 21, 2014.

FDIC

The Bank Merger Act requires the prior written approval of the FDIC before any insured depository institution may merge or consolidate with another insured depository institution if the resulting institution is to be a state non-member bank.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combatting money-laundering activities, including in overseas branches. Any transaction approved by the FDIC may not be completed until 30 days after such approval.

The application for approval of the merger was approved by the FDIC on November 3, 2014.

Arkansas State Bank Department

The merger is subject to approval of the Bank Commissioner and the State Banking Board and after a public hearing following notice as prescribed by the Arkansas Banking Code.

The Bank Commissioner shall approve the application if at the hearing both the Bank Commissioner and the State Banking Board find that:

•	The proposed merger provides adequate capital structure;

•	The terms of the merger agreement are fair;

•	The merger is not contrary to the public interest;

•	The proposed merger adequately provides for dissenters’ rights, if applicable; and

•	The requirements of all applicable state and federal laws have been complied with.

The application for approval of the merger was approved by the Arkansas State Bank Department on November 20, 2014.

Accounting Treatment

Ozarks will account for the merger using the acquisition method of accounting. Under this accounting method, Ozarks will record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of Intervest over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed will be recorded as goodwill. Ozarks’ reported income will include the operations of Intervest after the merger. Financial statements of Ozarks after completion of the merger will reflect the impact of the acquisition of Intervest. Financial statements of Ozarks issued before completion of the merger will not be restated retroactively to reflect Intervest historical financial position or results of operation.

Resale of Bank of the Ozarks, Inc. Common Stock

The shares of Ozarks common stock to be issued to stockholders of Intervest under the merger agreement will be freely tradable by such stockholders without restriction, except that if any Intervest stockholders are deemed to be affiliates of Ozarks they must abide by certain transfer restrictions under the Securities Act.

Litigation Related to the Merger

On August 7, 2014, a putative class action complaint, captioned Greentech Research LLC v. Callen, et al., was filed in the Supreme Court of the State of New York for New York County, by an entity purporting to be a stockholder of Intervest. On August 19, 2014, a putative class action complaint, captioned Sonnenberg v. Intervest Bancshares Corp., et al., was filed in the Supreme Court of the State of New York for New York County, by an entity purporting to be a stockholder of Intervest. Each of the complaints alleges that the directors of Intervest breached their fiduciary duties to Intervest’s stockholders in connection with the merger by approving a transaction pursuant to an allegedly inadequate process that undervalues Intervest and includes preclusive deal protection provisions; and that Intervest and Ozarks allegedly aided and abetted the Intervest directors in breaching their duties to Intervest’s stockholders. The complaints seek court certification of the respective plaintiffs as class representatives and that such proceedings may proceed as stockholder class actions, and various remedies, including enjoining the merger from being consummated in accordance with its agreed-upon terms, rescission or an award of rescissory damages in the event that the merger is consummated, an accounting by the defendants to the plaintiff class for all damages caused by the defendants, recovery of plaintiffs’ costs and attorneys’ and experts’ fees relating to the lawsuit, and such further relief as the court deems just and proper. On October 14, 2014, the plaintiff in the Greentech action filed an amended complaint alleging, among other things, inadequacy of the disclosures contained in a preliminary version of this proxy statement/prospectus included in the registration statement on Form S-4 filed on September 29, 2014.

Pursuant to a stipulation among the parties in both actions and an order of the court, the Sonnenberg action was voluntarily dismissed without prejudice on November 17, 2014 and a second amended complaint in the Greentech action was filed on November 18, 2014, including the Sonnenberg plaintiff as an additional putative class representative. After certain preliminary discovery conducted in the Greentech action, the parties, after negotiation between their respective counsel, reached an agreement in principle to settle all claims of the plaintiffs and the proposed class in the Greentech action. The agreement in principle was memorialized in a memorandum of understanding signed by counsel for plaintiffs, plaintiff class and all defendants on November 18, 2014, which agreement is expected to be confirmed in a Settlement Agreement. The settlement is conditioned upon, among other things, approval of the settlement by the court and closing of the merger after its approval by the Intervest stockholders. While the defendants deny the allegations in the complaint and believe them to be without merit, they have agreed to the terms of the settlement to avoid the costs and disruptions of any further litigation and to permit timely closing of the merger upon receiving stockholder approval.

Pursuant to the terms of the settlement: (i) Intervest and Ozarks, without in any way admitting liability or conceding the allegations of the complaints, have agreed to make certain changes to the disclosure in the Form

S-4, as reflected in this proxy statement/prospectus, and have agreed to bear certain expenses in connection with notice to the class in relation to the proposed settlement; and (ii) plaintiffs have agreed to move the court for certification of the proposed class and approval of the parties’ settlement and have agreed that, upon such approval, plaintiffs and plaintiff class would release all defendants from all claims asserted in the Greentech action. In connection with these motions, plaintiffs’ class counsel will also petition the court to award them attorneys’ fees and expenses, which fees and expenses as ordered by the court will be paid by Intervest or its successor. The parties have also agreed, pending final approval of the settlement, to stay and not pursue any further proceedings in the Greentech action, other than proceedings related to seeking approval of the settlement. There can be no assurance that the settlement between the parties will be approved by the court. Absent court approval of the settlement, the defendants intend to defend themselves vigorously against the plaintiffs’ claims.

One of the conditions to the closing of the merger is that no judgment, decree, injunction or other order by any court of competent jurisdiction is in effect that prohibits the completion of the merger. If completion of the merger is prevented or delayed by any such action, it could result in substantial additional costs to Ozarks and Intervest. In addition, Ozarks and Intervest could incur additional costs associated with the indemnification of Intervest’s directors and officers. See “The Merger Agreement — Interests of Intervest Executive Officers and Directors in the Merger — Indemnification” on page 66 and “The Merger Agreement — Interests of Intervest Executive Officers and Directors in the Merger — Officers’ and Directors’ Liability Insurance” on page 67.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion describes the anticipated material U.S. federal income tax consequences of the merger to holders of Intervest common stock. The following discussion is based upon the Internal Revenue Code (the “Code”), its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this proxy statement/prospectus.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income tax purposes. Ozarks has received an opinion from Kutak Rock LLP, and Intervest has received an opinion from Harris Beach PLLC, each to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Based on certain representations, covenants and assumptions described below, it is the opinion of each of Kutak Rock LLP and Harris Beach PLLC that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that the material U.S. federal income tax consequences of the merger to U.S. holders of Intervest common stock that exchange their shares are as described in this section. These tax opinions are filed as exhibits to this registration statement. It is also a condition to the parties’ respective obligations to complete the merger that Ozarks receive a closing opinion from Kutak Rock LLP, and that Intervest receive a closing opinion from Harris Beach PLLC, each dated the closing date of the merger and to the effect that the merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. This condition may be waived, and in such event Ozarks and Intervest will undertake to recirculate and re-solicit stockholders of Intervest if the condition is waived by either party and the change in tax consequences is material. These opinions are and will be based on representation letters provided by Ozarks and Intervest and on customary factual assumptions. The opinions described above will not be binding on the IRS or any court. Ozarks and Intervest have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

If a partnership (or other entity that is taxed as a partnership for federal income tax purposes) holds Intervest common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Ozarks or Intervest. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income tax consequences will be as follows:

•	no gain or loss will be recognized by Ozarks or Intervest as a result of the merger;

•	except as discussed below with respect to cash received in lieu of a fractional share of Ozarks common stock, under “— Cash Received in Lieu of a Fractional Share of Ozarks Common Stock,” no gain or loss will be recognized by holders of Intervest common stock who exchange all of their Intervest common stock solely for Ozarks common stock pursuant to the merger;

•	the aggregate basis of Ozarks common stock received by a holder of Intervest common stock in the merger (including fractional shares of Ozarks common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the Intervest common stock for which it is exchanged; and

•	the holding period of Ozarks common stock received in exchange for shares of Intervest common stock (including fractional shares of Ozarks common stock deemed received and redeemed as described below) will include the holding period of the Intervest common stock for which it is exchanged.

Cash Received in Lieu of a Fractional Share of Ozarks Common Stock

A holder of Intervest common stock who receives cash in lieu of a fractional share of Ozarks common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Ozarks. As a result, such holder of Intervest common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holder’s holding period for the relevant shares is greater than one year. For holders of Intervest common stock that are noncorporate holders, long-term capital gain generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Payments of cash to a holder of Intervest common stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its correct taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability.

A holder of Intervest common stock who receives Ozarks common stock as a result of the merger will be required to retain records pertaining to the merger. Each holder of Intervest common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Ozarks common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such holder’s basis in the Intervest common stock surrendered and the fair market value of Ozarks common stock and cash received in the merger. A “significant holder” is a holder of Intervest common stock who, immediately before the merger, owned at least 1% of the outstanding stock of Intervest or securities of Intervest with a basis for federal income tax purposes of at least $1 million.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

The foregoing discussion of material federal U.S. income tax consequences of the merger is not intended or written to be used, and cannot be used, by any stockholder of Intervest, any stockholder of Ozarks or any other person for the purpose of avoiding penalties that may be imposed by the IRS.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

The rights of Intervest stockholders are governed by the Delaware General Corporation Law (the “DGCL”) and the certificate of incorporation and bylaws of Intervest. The rights of Ozarks’ shareholders are governed by the Arkansas Business Corporation Act of 1987 (the “ABCA”) and by the articles of incorporation and bylaws of Ozarks. Accordingly, upon consummation of the merger, the rights of Ozarks shareholders and of Intervest stockholders who become Ozarks shareholders following the merger will be governed by Arkansas law and Ozarks’ articles of incorporation and bylaws. The following is a summary of the principal differences between the current rights of Intervest stockholders and those of Ozarks shareholders.

When reading this summary, please note that Delaware law refers to holders of common stock as stockholders while Arkansas law uses the term shareholder. The two terms mean the same thing in practice and for all practical purposes may be used interchangeably; however, we generally have used the term “stockholder” when referring to holders of Intervest common stock or to Delaware law and “shareholder” when referring to holders of Ozarks common stock or to Arkansas law.

The following discussions are not intended to be complete and are qualified by reference to Arkansas law, Delaware law, Ozarks’ articles of incorporation and bylaws and the Intervest certificate of incorporation and bylaws. Copies of all of these documents are incorporated by reference herein and will be sent to holders of shares of Intervest common stock upon request. See “Incorporation of Certain Documents by Reference” beginning on page 92.

Authorized Capital Stock

Bank of the Ozarks, Inc. Ozarks’ articles of incorporation authorize the issuance of 125,000,000 shares of common stock, $0.01 par value, of which 79,704,950 shares were issued and outstanding as of September 30, 2014, and 1,000,000 shares of preferred stock, $0.01 par value, none of which are issued or outstanding.

Holders of Ozarks common stock are entitled to one vote per share for all purposes. They are entitled to such dividends, if any, as may be declared by the board of directors in compliance with the provisions of the ABCA and the regulations of the appropriate regulatory authorities and to receive the net assets of the corporation upon dissolution.

Ozarks’ board of directors may authorize the issuance of authorized but unissued shares of Ozarks common stock without shareholder approval, unless such approval is required in a particular case by applicable laws or regulations or requirements of any national securities exchange on which Ozarks’ common stock is traded. The authorized but unissued shares of Ozarks common stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. These shares could be used to dilute the stock ownership of persons seeking to obtain control of Ozarks. In addition, the sale of a substantial number of shares of Ozarks common stock to persons who have an understanding with Ozarks concerning the voting of such shares, or the distribution or declaration of a common stock dividend to Ozarks shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Ozarks.

Holders of Ozarks’ common stock do not have any preemptive, conversion or redemption rights. The outstanding shares of Ozarks’ common stock are fully paid and nonassessable.

As permitted under Arkansas law, Ozarks’ articles of incorporation allow the board of directors to issue preferred stock from time to time in one or more series with such designations, powers, preferences and rights as Ozarks’ board of directors may from time to time determine. Ozarks’ board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the common stock and may assist management in impeding an unfriendly takeover or attempted takeover. The board of directors of Ozarks has no present plan or understanding to issue any preferred stock.

Intervest Bancshares Corporation. Intervest’s certificate of incorporation authorizes the issuance of 62,000,000 shares of common stock, $1.00 par value, of which 22,023,990 shares were issued and outstanding as of September 30, 2014, and 300,000 shares of preferred stock, par value $1.00 per share, of which none are issued and outstanding. Holders of Intervest common stock do not have any preemptive, conversion or redemption rights. The outstanding shares of Intervest common stock are fully paid and nonassessable. Holders of Intervest common stock are entitled to one vote per share for all purposes.

As permitted under Delaware law, Intervest’s certificate of incorporation allows Intervest’s board of directors to issue preferred stock from time to time in one or more series with such designations, powers, preferences and rights as Intervest’s board of directors may from time to time determine. Intervest’s board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the common stock and may assist management in impeding an unfriendly takeover or attempted takeover. Subject to preferences that might be applicable to any shares of Intervest preferred stock that may from time to time be outstanding, the holders of Intervest common stock are entitled to share ratably in such dividends as may be declared by the board of directors out of funds legally available therefor. As a Delaware corporation, under the DGCL, Intervest may declare and pay dividends on its capital stock out of surplus (which represents the excess of Intervest’s net assets over stated capital) or, if there is no surplus, Intervest’s net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from Intervest’s net profits if the stated capital of Intervest has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock having a preference upon the distribution of Intervest’s assets.

Directors and Absence of Cumulative Voting

Bank of the Ozarks, Inc. Under Arkansas law, the number of directors may be fixed or changed by the shareholders or by the directors if so authorized by the articles of incorporation or bylaws. The ABCA provides that shareholders do not have the right to cumulate their votes unless provided for in the articles of incorporation.

Ozarks’ articles of incorporation and bylaws provide that the number of directors shall be fixed from time to time by resolution of the board of directors and shall not be less than three (3) nor more than twenty (20). The number of directors is presently fixed at sixteen (16) directors.

The articles of incorporation authorize the board, by resolution, to divide the directors into two or three classes, with the members of each class to be elected for staggered two or three year terms, as applicable. Despite this authorization, the board of directors has not resolved to classify the board of directors and presently, all directors are elected annually for one year terms.

There is no cumulative voting for directors provided for in Ozarks’ articles of incorporation. With cumulative voting, a shareholder would have the right to cast a number of votes equal to the total number of such holder’s shares multiplied by the number of directors to be elected. The shareholder would have the right to cast all of such holder’s votes in favor of one candidate or to distribute such holder’s votes in any manner among any number of candidates, and directors would be elected by a plurality of the total votes cast by all shareholders. With cumulative voting, it might be possible for minority shareholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of Ozarks common stock generally would have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a shareholder who acquires less than a majority of the shares of common stock to obtain representation on Ozarks’ board of directors.

The articles of incorporation of Ozarks provide generally that vacancies on the board of directors (including any vacancy resulting from an increase in the number of directors) shall be filled by the affirmative vote of a majority of the remaining directors for an unexpired term.

Intervest Bancshares Corporation. Under Delaware law, unless the certificate of incorporation specifies the number of directors, the number of directors shall be fixed by, or in the manner provided in, the bylaws. If the certificate of incorporation specifies the number of directors, then that number can be changed only by amending the certificate of incorporation. Under Delaware law, stockholders of a corporation cannot elect directors by cumulative voting unless the corporation’s certificate of incorporation so provides.

Intervest’s bylaws provide that the number of directors shall be such number, not less than three (3), as shall be fixed by the Intervest board of directors prior to the annual meeting of stockholders. The number of directors is presently fixed at ten (10) directors. All directors are elected annually for one year terms. Directors are elected by a plurality of the total votes cast by all stockholders. There is no cumulative voting. Intervest’s bylaws provide generally that vacancies on the board of directors shall be filled by the affirmative vote of a majority of the remaining directors for an unexpired term. Directors of Intervest are not required to be stockholders.

Removal of Directors

Bank of the Ozarks, Inc. Ozarks’ articles of incorporation provide that a director may be removed only for cause, and then only by the affirmative vote of shareholders holding two-thirds of the outstanding shares entitled to vote in the election of such director, at a special meeting of shareholders called for such purpose.

Intervest Bancshares Corporation. Intervest’s bylaws provide that a director may be removed, with or without cause, either (a) by majority vote of the shares of the class that elected the director, at a meeting duly called, or (b) by action of the board of directors.

Limitations on Director Liability

Bank of the Ozarks, Inc. Ozarks’ articles of incorporation provide that a director of Ozarks will not be personally liable for monetary damages arising from his or her breach of fiduciary duty as a director of Ozarks. This provision, however, does not eliminate or limit the liability of Ozarks’ directors for (1) any breach of the director’s duty of loyalty to Ozarks or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under the ABCA for unlawful distributions, (4) any transaction from which the director received an improper personal benefit, or (5) any action, omission, transaction or breach of a director’s duty creating any third-party liability to any person or entity other than Ozarks or its shareholders.

Intervest Bancshares Corporation. Intervest’s certificate of incorporation provides that personal liability of Intervest directors to Intervest or its stockholders for monetary damages for breach of fiduciary duty shall be limited to the fullest extent permitted by the DGCL, as now in effect or as it may in the future be amended in a manner more favorable to directors. Under the DGCL, this provision will eliminate such liability except for (i) any breach of the director’s duty of loyalty to Intervest or to its stockholders, (ii) acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability for unlawful payment of dividends or unlawful stock purchases or redemptions in violation of the DGCL, and (iv) any transaction from which the director derived an improper personal benefit.

Indemnification

Bank of the Ozarks, Inc. The ABCA permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Additionally, the ABCA permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of chancery or such other court shall deem proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits regarding any such action, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Unless ordered by a court, the determination of whether indemnification is proper in a specific case will be determined by (1) a majority vote of a quorum consisting of directors who were not party to such suit, (2) if such quorum is unobtainable and the board of directors so directs, by special legal counsel, or (3) by the shareholders.

Ozarks’ articles of incorporation provide that Ozarks shall indemnify any person who is or was serving as a director, officer, employee or agent of Ozarks (or who was serving in such capacity for another corporation or entity at the request of Ozarks) to the full extent permitted by the ABCA.

The rights of indemnification provided in the articles of incorporation are not exclusive of any other rights which may be available under the bylaws, any insurance or other agreement, by vote of shareholders or directors (regardless of whether directors authorizing such indemnification are beneficiaries thereof) or otherwise. In addition, the articles of incorporation authorize Ozarks to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Ozarks, whether or not Ozarks would have the power to provide indemnification to such person. These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable Ozarks to attract and retain the best personnel available.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Ozarks pursuant to the foregoing provisions, Ozarks has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Intervest Bancshares Corporation. The DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. A corporation may indemnify such person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys’ fees) incurred by any officer or director in defending such action, provided that the officer or director undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Such expenses incurred by former directors and officers or other employees or agents or by persons serving at the request of the corporation as directors, officers, employees or agents of another entity may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

A Delaware corporation may indemnify officers, directors, employees and agents in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions against expenses (including attorneys’ fees) actually and reasonably incurred by the person in the defense or settlement of such action, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to the corporation. Where a present or former officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith. The indemnification and advancement of expenses provided by the DGCL is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any corporation’s bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Intervest’s bylaws provide that Intervest will indemnify any person made or threatened to be made a party to any action or proceeding by reason of the fact that he, his testator or intestate, is or was a director or officer of Intervest, and any director or officer of Intervest who served any other company in any capacity at Intervest’s request, in the manner and to the maximum extent permitted by the DGCL, as the same now exists or may hereafter be amended in a manner more favorable to persons entitled to indemnification; and Intervest may, in the discretion of its board of directors, indemnify all other corporate personnel to the extent permitted by law. The right to indemnification contained in Intervest’s bylaws includes the right to be paid by Intervest the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition.

As permitted by the DGCL, Intervest maintains insurance on behalf of current and former directors, officers, employees and agents against liabilities incurred by such persons in any such capacity, or arising out of his or her status as a director, officer, employee or agent.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Intervest directors, officers and controlling persons under the provisions discussed above or otherwise, Intervest has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Special Meetings of Shareholders

Bank of the Ozarks, Inc. Special meetings of the shareholders may be called only by the chairman of the board of directors, the chief executive officer, the board of directors, or by a duly designated committee of the board of directors. At the request of holders of at least 10% of the shares entitled to vote, the chairman or the chief executive officer shall call a special meeting of the shareholders.

Intervest Bancshares Corporation. Under Delaware law, special stockholder meetings may be called by the board of directors or by any person(s) authorized by the certificate of incorporation or the bylaws. The Intervest bylaws provide that special meetings of the stockholders may be called at any time by Intervest’s chairman, president, board of directors, or a duly authorized committee of the board of directors whose power and authority include the power to call such meetings.

Shareholder Action by Written Consent

Bank of the Ozarks, Inc. Shareholder action on a proposal to increase the capital stock or bond indebtedness of Ozarks may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by all of the shareholders of Ozarks. Any other action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Intervest Bancshares Corporation. Under the DGCL, unless the certificate of incorporation provides otherwise, any action by stockholders must be taken at a meeting of stockholders, unless a consent in writing setting forth the action so taken is signed by stockholders having not less than the minimum number of votes necessary to take such action at a meeting at which all shares entitled to vote were present and voted. Intervest’s bylaws permits stockholders to act by written consent in accordance with the standard provided by the DGCL.

Shareholder Proposals and Advance Notice Requirement

Bank of the Ozarks, Inc. Ozarks’ bylaws provide that the only matters that may be transacted at an annual meeting of shareholders are those matters that are specified in the notice of the meeting, otherwise properly brought before the meeting by Ozarks’ board of directors, or otherwise brought before the annual meeting by a shareholder of Ozarks (i) who was a shareholder of record at the time of giving notice and at the time of the meeting, (ii) is entitled to vote at the meeting and (iii) who complies with the notice procedures in Ozarks’ bylaws.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by an Ozarks shareholder, such shareholder must have given timely notice of the matter in proper written form to Ozarks’ Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at Ozarks’ principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is advanced more than 30 days prior to such anniversary date or delayed more than 70 days after such anniversary date then to be timely such notice must be received by Ozarks no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was made.

To be in proper written form, a shareholder’s notice to Ozarks’ Secretary must set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business proposed to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of Ozarks capital stock which are owned beneficially or of record by such shareholder, and (iv) any other information relating to such shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act.

Intervest Bancshares Corporation. Intervest’s bylaws provide that the only matters that may be transacted at an annual meeting of stockholders are those matters that are specified in the notice of the meeting, otherwise properly brought before the meeting by Intervest’s board of directors, or otherwise brought before the annual meeting by a stockholder of Intervest (i) who is a stockholder of record on the date of such stockholder gives notice of the matter to Intervest, and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures in Intervest’s bylaws.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by an Intervest stockholder, such stockholder must have given timely notice of the matter in proper written form to Intervest’s Secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at Intervest’s principal executive offices not less than 90 days nor more than 120 days before the date of Intervest’s proxy statement and notice released to stockholders in connection with the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before the date contemplated by that notice, the stockholder’s notice must be received not later than the close of the business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to Intervest’s Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business proposed to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of Intervest capital stock which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Amendment of Corporate Charter and Bylaws

Bank of the Ozarks, Inc. Under the ABCA, the board of directors may amend the articles of incorporation to extend the corporation’s duration, change the name of the corporation to include words required by the ABCA, declare a forward stock split in a class of shares if there is only one class outstanding, and for certain other ministerial actions. Any other amendment to the articles of incorporation must first be approved by a majority of the board of directors and thereafter by the affirmative vote of a majority of all shares voting thereon (assuming the presence of a quorum), voting together as a single class, as well as any such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof. The affirmative vote of the holders of at least two-thirds of the shares entitled to vote on the matter, voting together as a single class, as well as such additional vote of any preferred stock, if then issued and outstanding, as may be required by the provisions thereof, is required to amend charter provisions relating to the number, election and removal of directors.

The bylaws of Ozarks may be amended by the board of directors or the shareholders. Amendment of the bylaws by the board of directors requires the affirmative vote of a majority of the directors then in office. Shareholders of Ozarks can amend the bylaws at a regular or special meeting of the shareholders at which a quorum is present. A shareholder amendment of the bylaws requires the affirmative vote of a majority of the shares voted thereon.

Intervest Bancshares Corporation. Delaware law provides that a charter amendment requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and (ii) a majority of the voting power of the then outstanding capital stock approves the amendment. Delaware law further provides that amendment of a company’s bylaws may be made by the directors if authorized by the certificate of incorporation, or by the stockholders entitled to vote.

Intervest’s certificate of incorporation and bylaws authorize the Intervest board of directors to make, alter or repeal bylaws, subject to the power of stockholders to make, alter or repeal bylaws, whether adopted by them or otherwise.

Takeover Protection Statutes

Bank of the Ozarks, Inc. Arkansas does not have a corporate takeover protection statute.

Intervest Bancshares Corporation. Intervest is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested stockholder, unless:

•	prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time the person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Shareholders’ Rights to Examine Books and Records

Bank of the Ozarks, Inc. Arkansas law provides a shareholder and his, her or its agent or attorney with a right to inspect (beginning two (2) business days after notice of a meeting is given) and copy the corporation’s shareholder list. Arkansas law also permits any shareholder, on at least five (5) business days advance written demand to the corporation, to inspect (1) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (2) board resolutions of the corporation relating to the creation or fixing the rights, preferences and limitations of any class of shares that are still outstanding, (3) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements furnished to shareholders, for the past three years, (4) the names and business addresses of the current directors and officers and (5) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (a) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting, (b) accounting records, (c) the record of shareholders, and (d) the shareholder list as described above, in each case if the demand is made in good faith and for a proper purpose, describes the purpose of the inspection and the desired records with reasonable particularity, and the desired records are directly connected to the purpose of such inspection.

Intervest Bancshares Corporation. Under Delaware law, any stockholder of record (or the beneficial owner of shares held in a voting trust or by a nominee) may, during ordinary business hours and for any purpose reasonably related to such person’s interest as a stockholder, inspect and make copies and extracts from (1) the corporation’s stock ledger, a list of its stockholders, and its other books and records; and, under certain circumstances, (2) a subsidiary’s books and records. If the corporation refuses to permit inspection or fails to respond to a demand within five business days, the stockholder may sue to compel inspection. The Delaware Court of Chancery has exclusive jurisdiction to determine whether or not the person seeking inspection is entitled to the inspection sought. The Court may, under certain circumstances, order that the requesting stockholder first pay to the corporation the reasonable cost of obtaining and furnishing the information and may impose such other conditions as the Court deems appropriate. The Court of Chancery may prescribe limitations or conditions on the inspection, or award such other or further relief as the Court may deem just and proper. The Court may also order that certain books and records be brought into and kept in the State of Delaware upon such terms and conditions as the Court deems appropriate.

EXPERTS

The consolidated financial statements of Ozarks as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 and the effectiveness of Ozarks’ internal control over financial reporting as of December 31, 2013 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their reports appearing in Ozarks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which consolidated financial statements are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Intervest as of December 31, 2013 and December 31, 2012 and the related consolidated statements of earnings and changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2013 and the effectiveness of Intervest’s internal control over financial reporting as of December 31, 2013 have been audited by Hacker, Johnson & Smith, P.A., P.C., an independent registered public accounting firm, as set forth in their reports appearing in Intervest’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which consolidated financial statements are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Summit Bancorp, Inc., incorporated by reference into this proxy statement/prospectus, as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2013 have been audited by BKD, LLP, independent certified public accountants, as stated in their report, and have been so incorporated by reference in reliance upon the report of BKD, LLP given upon their authority as experts in accounting and auditing.

The consolidated financial statements of The First National Bank of Shelby, incorporated by reference into this proxy statement/prospectus, as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2012 have been audited by Elliott Davis, PLLC, an independent public accounting firm, as stated in their report, and have been so incorporated by reference in reliance upon their report given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Bank of the Ozarks, Inc. common stock to be issued in the merger will be passed upon by Kutak Rock LLP, Little Rock, Arkansas, counsel to Bank of the Ozarks, Inc.

The United States federal income tax consequences of the merger transaction will be passed upon by Kutak Rock LLP, Little Rock, Arkansas, counsel to Bank of the Ozarks, Inc., and Harris Beach PLLC, Pittsford, New York, counsel to Intervest.

STOCKHOLDER PROPOSALS AND NOMINATIONS FOR 2015 ANNUAL MEETING OF STOCKHOLDERS OF INTERVEST

Because Ozarks and Intervest anticipate that the merger will be completed during the first quarter of 2015, Intervest does not intend to hold a 2015 annual meeting of stockholders. However, if the merger is not completed within that time period and Intervest does hold a 2015 annual meeting of stockholders, Intervest stockholders may submit proposals on matters appropriate for stockholder action at that meeting in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934. For such proposals to be included in the proxy materials relating to the Intervest 2015 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and proposals must be received by Intervest no later than December 16, 2014. Such proposals should be delivered to the Secretary, Intervest Bancshares Corporation, One Rockefeller Plaza (Suite 400), New York, New York 10020.

The Intervest bylaws require that any stockholder proposal that is not submitted for inclusion in next year’s annual meeting proxy statement under Rule 14a-8, but is instead sought to be presented directly at the Intervest 2015 Annual Meeting of Stockholders, must be delivered to or received by the Secretary of Intervest not less than 90 nor more than 120 days in advance of the date of Intervest’s proxy statement in connection with the immediately preceding annual meeting of stockholders. To be timely for the 2015 Annual Meeting of Stockholders, a stockholder’s notice must be delivered to or mailed and received by the Secretary of Intervest on or after December 16, 2014 and prior to January 16, 2015. A stockholder’s notice to the Secretary must set forth, as to each matter the stockholder proposes to bring before the 2015 Annual Meeting of Stockholders, the information required by the Intervest bylaws. SEC rules permit management to vote proxies in its discretion in certain cases if the stockholder does not comply with this deadline, and in certain other cases notwithstanding the stockholder’s compliance with this deadline.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Ozarks has filed with the SEC a registration statement under the Securities Act of 1933 that registers the shares of Ozarks common stock to be issued to Intervest stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the stock of Ozarks and Intervest.

Ozarks and Intervest file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information, and the information incorporated by reference into this proxy statement/prospectus, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy and information statements and other information about issuers, like Ozarks and Intervest, that file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by Ozarks with the SEC are also available at Ozarks’ website. The address is www.bankozarks.com. The reports and other information filed by Intervest are available at Intervest’s website. The address is www.intervestbancsharescorporation.com. We have included the web addresses of the SEC, Ozarks and Intervest as inactive textual references only. The information located on, or accessible from, these websites is not, and shall not be deemed to be, a part of this proxy statement/prospectus or incorporated into any other filings that we make with the SEC.

The SEC allows Ozarks and Intervest to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. The documents that are incorporated by reference contain important information about Ozarks and Intervest, and you should read this proxy statement/prospectus together with any other documents incorporated by reference in this proxy statement/prospectus.

This document incorporates by reference the following documents that have previously been filed with the SEC by Ozarks (Commission File No. 000-22759):

•	Annual Report on Form 10-K for the year ended December 31, 2013 (including specific portions of Ozarks’ definitive Proxy Statement for the 2014 Annual Meeting of Stockholders incorporated therein by reference);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	The audited consolidated financial statements of Summit Bancorp, Inc. and Subsidiary as of December 31, 2013 and 2012 and for each of the years in the three years ended December 31, 2013 contained in pages F-1 through F-42 of Amendment No. 1 to Ozarks’ Registration Statement on Form S-4 (Registration No. 333-194722) (the “Summit Registration Statement”);

•	The audited consolidated financial statements of The First National Bank of Shelby and subsidiary as of December 31, 2012 and 2011 and for each of the years in the three years ended December 31, 2012 contained on pages 186 through 224 of Amendment No. 5 to Ozarks’ Registration Statement on Form S-4 (Registration No. 333-187564) (the “Shelby Registration Statement”) and the unaudited consolidated financial statements of The First National Bank of Shelby for the three and six months ended June 30, 2013 and 2012 contained in pages F-43 through F-82 of the Summit Registration Statement;

•	Current Reports on Form 8-K filed on November 21, 2014, October 14, 2014, July 31, 2014, June 25, 2014, May 20, 2014, March 6, 2014 and January 30, 2014 (in each case except to the extent furnished but not filed); and

•	The description of Ozarks’ common stock set forth in the registration statement on Form 8-A filed on June 26, 1997, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the SEC for the purpose of updating this description.

This document incorporates by reference the following documents that have previously been filed with the SEC by Intervest (Commission File No. 000-23377):

•	Annual Report on Form 10-K for the year ended December 31, 2013 (including specific portions of Intervest’s definitive Proxy Statement for the 2014 Annual Meeting of Stockholders incorporated therein by reference);

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	Current Reports on Form 8-K filed on September 3, 2014, July 31, 2014, May 27, 2014, April 24, 2014, March 13, 2014 and January 27, 2014 (in each case except to the extent furnished but not filed); and

•	The description of Intervest’s common stock set forth in the registration statement on Form 8-A filed on November 14, 1997, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed with the SEC for the purpose of updating this description.

In addition, Ozarks and Intervest are incorporating by reference any documents they may file with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this document and through the date of the special meeting of Intervest stockholders, except to the extent such information is deemed furnished (but not filed).

Both Ozarks and Intervest file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Ozarks or Intervest file with the SEC without charge by following the instructions set forth above.

Ozarks has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Ozarks, and Intervest has supplied all information contained in this proxy statement/prospectus relating to Intervest.

Neither Ozarks nor Intervest has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

We urge you to sign the enclosed proxy and return it at once in the enclosed envelope.

Appendix A

AGREEMENT AND PLAN OF MERGER

DATED AS OF JULY 31, 2014

BY AND AMONG

BANK OF THE OZARKS, INC.,

BANK OF THE OZARKS,

INTERVEST BANCSHARES CORPORATION

AND

INTERVEST NATIONAL BANK

i

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of July 31, 2014, by and among Bank of the Ozarks, Inc., an Arkansas corporation with its principal office in Little Rock, Arkansas (“Buyer”), Bank of the Ozarks, an Arkansas state banking corporation with its principal office in Little Rock, Arkansas and a wholly-owned subsidiary of Buyer (“Buyer Bank”), Intervest Bancshares Corporation, a Delaware corporation with its principal office in New York, New York (“Company”) and Intervest National Bank, a national banking association and wholly-owned subsidiary of Company (“Company Bank”).

WITNESSETH

WHEREAS, the respective boards of directors of each of Buyer, Buyer Bank, Company and Company Bank have (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies; and (iii) approved this Agreement and, in the case of Company, in accordance with the provisions of this Agreement, will recommend approval of this Agreement to its shareholders;

WHEREAS, in accordance with the terms of this Agreement, (i) Company will merge with and into Buyer, with Buyer as the surviving entity (the “Merger”), and (ii) Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (the “Bank Merger”);

WHEREAS, as a material inducement and as additional consideration to Buyer to enter into this Agreement, each of the directors and Executive Officers and certain principal holders of the Company Common Stock have entered into a voting agreement with Buyer dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Voting Agreement” and collectively, the “Voting Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of Company Common Stock owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Company shall merge with and into Buyer in accordance with the DGCL and the ABCA. Upon consummation of the Merger, the separate corporate existence of Company shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the ABCA (Buyer, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

Section 1.02 Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of the Surviving Entity upon consummation of the Merger shall be the Articles of Incorporation and Bylaws of Buyer as in effect immediately prior to the Effective Time.

Section 1.03 Directors and Officers of Surviving Entity. The directors of the Surviving Entity immediately after the Merger shall be the directors of Buyer in office immediately prior to the Effective Time. The Executive Officers of the Surviving Entity immediately after the Merger shall be the Executive Officers of Buyer immediately prior to the Effective Time. Each of the directors and Executive Officers of the Surviving Entity immediately after the Merger shall hold office until his or her successor is elected and qualified or otherwise in accordance with the Articles of Incorporation and Bylaws of the Surviving Entity.

Section 1.04 Bank Merger. At the later of immediately following the Effective Time or as promptly as practicable thereafter, Company Bank will be merged with and into Buyer Bank upon the terms and with the effect set forth in the Plan of Bank Merger, the form of which is attached hereto as Exhibit B.

Section 1.05 Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, Buyer, Buyer Bank, Company and Company Bank will make all such filings as may be required to consummate the Merger and the Bank Merger by applicable Laws. The Merger shall become effective as set forth in the certificate of merger (the “Certificate of Merger”) and the articles of merger (the “Articles of Merger”) related to the Merger that shall be filed with the Delaware Secretary of State and the Arkansas Secretary of State, respectively, on the Closing Date. The “Effective Time” of the Merger shall be the later of (i) the date and time of filing of the Certificate of Merger or the Articles of Merger (whichever is later filed), or (ii) the date and time when the Merger becomes effective as set forth in the Certificate of Merger and the Articles of Merger, which shall be no later than ten (10) Business Days after all of the conditions to the Closing set forth in ARTICLE VI (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof.

(b) The Bank Merger shall become effective as set forth in the articles of merger providing for the Bank Merger (the “Articles of Bank Merger”) that shall be filed with the Arkansas State Bank Department and, if applicable, any federal bank regulatory agencies, at the later of immediately following the Effective Time or as promptly as practicable thereafter.

(c) The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place beginning immediately prior to the Effective Time (such date, the “Closing Date”) at the offices of Kutak Rock LLP, 124 W. Capitol Ave., Suite 2000, Little Rock, AR 72201, or such other place as the parties may mutually agree upon. At the Closing, there shall be delivered to Buyer and Company the Articles of Merger, the Certificate of Merger, the Articles of Bank Merger and such other certificates and other documents required to be delivered under ARTICLE VI hereof.

Section 1.06 Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments or assurances in Law or any other acts are necessary or desirable to carry out the purposes of this Agreement, Company, Company Bank, Company’s Subsidiaries and their respective officers and directors shall be deemed to have granted to Buyer and Buyer Bank, and each or any of them, an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in Law or any other acts as are necessary or desirable to carry out the purposes of this Agreement, and the officers and directors of Buyer or Buyer Bank, as applicable, are authorized in the name of Company, Company Bank and Company’s Subsidiaries or otherwise to take any and all such action.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, Buyer Bank, Company Bank, Company or any shareholder of Company:

(a) Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Company Common Stock owned directly by Buyer (other than shares in trust accounts, managed accounts and the like for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than treasury stock and shares described in Section 2.01(b) above) shall automatically and without any further action on the part of the holder thereof be converted into the right to receive the number of shares of Buyer Common Stock determined using the Exchange Ratio.

Section 2.02 Stock-Based Awards.

(a) Immediately prior to the Effective Time, all unvested Company Restricted Shares shall vest in full so as to no longer be subject to any forfeiture or vesting requirements pursuant to the terms of the Company Stock Plans, and all such shares of Company Common Stock shall be considered outstanding shares for all purposes of this Agreement, including, without limitation, for purposes of the right to receive the Merger Consideration with respect thereto. The Board of Directors of the Company (“Company Board”) (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the foregoing.

(b) On the Business Day immediately preceding the Closing Date, the Company shall (i) terminate and cancel each issued and outstanding Company Stock Option and Company SAR and (ii) pay each holder thereof a cash payment equal to the difference between the per share exercise price, as set forth in such holder’s award agreement with respect to such Company Stock Option or Company SAR, and the Company Stock Price.

(c) Except as otherwise provided in Section 2.02(a) with respect to Company Restricted Shares, Company shall take all requisite action so that, prior to the Effective Time, all Company Stock Options, Company SARs, the Treasury Warrants, and any other Rights, contingent or accrued, to acquire or receive Company Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans, or otherwise, immediately prior to the Effective Time, whether or not then vested or exercisable, shall be, by virtue of the Merger and without any further action, terminated and cancelled. Prior to the Effective Time, the Company Board shall adopt any resolutions and take any actions (including obtaining any consents) that may be necessary to effectuate the provisions of this Section 2.02.

(d) Buyer may at any time and without the approval of Company change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (i) alter or change the amount of the consideration to be issued to holders of Company Common Stock as Merger Consideration as currently contemplated in this Agreement, (ii) reasonably be expected to materially impede or delay consummation of the Merger, (iii) adversely affect the federal income tax treatment of holders of Company Common Stock in connection with the Merger, or (iv) require submission to or approval of the Company’s shareholders after the plan of merger set forth in this Agreement has been approved by the Company’s shareholders. In the event that Buyer elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

Section 2.03 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, when converted as provided in Section 2.01(c), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate or Book-Entry Shares previously evidencing such shares shall thereafter represent only the right to receive for each such share of Company Common Stock, the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock in accordance with this ARTICLE II. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of Company, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Buyer Common Stock as provided under this ARTICLE II. After the Effective Time, there shall be no registration of transfers on the stock transfer books of Company of shares of Company Common Stock.

Section 2.04 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Buyer shall pay or cause to be paid to each holder of a fractional share of Buyer Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded up to the nearest whole cent) determined by multiplying the fractional share interest in Buyer Common Stock to which such holder would otherwise be entitled by the Buyer Average Stock Price.

Section 2.05 Plan of Reorganization. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. The business purpose of the Merger and the Bank Merger is to combine two financial institutions to create a strong community-based commercial banking franchise. From and after the date of this Agreement and until the Closing, each party hereto shall use its commercially reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code.

Section 2.06 Exchange Procedures. As promptly as practicable after the Effective Time but in no event later than three (3) Business Days after the Closing Date, and provided that Company has delivered, or caused to be delivered, to the Exchange Agent all information that is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail or otherwise cause to be delivered to each holder of record of shares of Company Common Stock (“Holder”) appropriate and customary transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, as well as instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration as provided for in this Agreement (the “Letter of Transmittal”).

Section 2.07 Deposit of Merger Consideration.

(a) At or before the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent stock certificates representing the number of shares of Buyer Common Stock sufficient to deliver, and Buyer shall instruct the Exchange Agent to timely deliver the Merger Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.04) (collectively, the “Exchange Fund”), and Buyer shall instruct the Exchange Agent to timely pay such Merger Consideration and cash in lieu of fractional shares in accordance with this Agreement.

(b) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for one (1) year after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any shareholders of Company who have not theretofore complied with this Section 2.07 and Section 2.08(a) shall thereafter look only to Buyer for the Merger Consideration deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates or Book-Entry Shares for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate or Book-Entry Shares for any Merger Consideration (or any dividends or distributions with respect thereto) paid to a public official pursuant to applicable abandoned property, escheat or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate or Book-Entry Shares, Buyer and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration represented by such Certificate or Book-Entry Shares and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims thereto.

Section 2.08 Delivery of Merger Consideration.

(a) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Share(s), accompanied by a properly completed Letter of Transmittal timely delivered to the Exchange Agent, a Holder will be entitled to receive as promptly as practicable after the Effective Time the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor (with such cash rounded to the nearest whole cent) in respect of the shares of Company Common Stock represented by its Certificate(s) or Book-Entry Share(s). The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and/or shares of Buyer Common Stock to a Holder to which such Holder would otherwise be entitled as a result of the Merger until such Holder surrenders the Certificates or Book-Entry Shares representing the shares of Company Common Stock for exchange as provided in this ARTICLE II, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be required in each case by Buyer (but not more than the customary amount required under Buyer’s agreement with its transfer agent).

(b) All shares of Buyer Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by Buyer in respect of the Buyer Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Buyer Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the Buyer Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Shares until such Certificate or Book-Entry Shares are surrendered for exchange in accordance with this ARTICLE II. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Shares, there shall be issued and/or paid to the holder of the certificates representing whole shares of Buyer Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Buyer Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Buyer Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(c) Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Buyer is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be remitted to the appropriate Governmental Authority and upon such remittance shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Buyer.

Section 2.09 Anti-Dilution Provisions. In the event that on or after the first trading day used in determining the Buyer Average Stock Price and before the Effective Time Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, the Exchange Ratio shall be equitably adjusted; provided that, for the avoidance of doubt, no such adjustment shall be made with regard to the Buyer Common Stock if (i) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares in a bona fide third party transaction, or (ii) Buyer issues employee or director stock options, restricted stock awards, grants or similar equity awards or Buyer issues Buyer Common Stock upon exercise or vesting of any such options, grants or awards.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY AND COMPANY BANK

Section 3.01 Making of Representations and Warranties.

(a) On or prior to the date hereof, Company has delivered to Buyer a schedule (the “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in ARTICLE III or to one or more of its covenants contained in ARTICLE V; provided, however, that nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or a warranty unless such schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail.

(b) Except as set forth in the Disclosure Schedule, Company and Company Bank hereby represent and warrant, jointly and severally, to Buyer that the statements contained in this ARTICLE III are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made on and as of the Closing Date), except as to any representation or warranty which specifically speaks as of an earlier date (including without limitation representations made as of “the date hereof”), which only need be correct as of such earlier date.

Section 3.02 Organization, Standing and Authority.

(a) Company is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Company has full corporate power and authority to carry on its business as now conducted. Company is duly licensed or qualified to do business in the State of New York and each other jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Company.

(b) Company Bank is a national banking association duly organized, validly existing and in good standing under the Laws of the United States of America. Company Bank has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties, to engage in the business and activities now conducted by it. Company Bank is duly licensed or qualified to do business in the State of New York and each other jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Company Bank. Company Bank’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid by Company Bank when due. Company Bank is a member of the FRB and the Federal Home Loan Bank of New York.

Section 3.03 Capital Stock.

(a) As of the date hereof, the authorized capital stock of the Company consists solely of 62,000,000 shares of Company Common Stock, of which 22,026,190 shares are issued and outstanding and 300,000 shares of preferred stock, par value $1.00 per share, none of which are issued and outstanding. As of the date hereof, there are 332,596 outstanding Company Stock Options, 78,000 outstanding Company SARs and 441,201 outstanding unvested Company Restricted Shares. As of the date hereof, 691,882 shares of Company Common Stock are reserved for issuance under the warrants issued to the United States Department of the Treasury in connection with the Company’s participation in the Troubled Asset Relief Program Capital Purchase Program (such warrants, the “Treasury Warrants”). As of the date hereof, 474,860 shares of Company Common Stock are available for issuance under the Company Stock Plans. There are no shares of Company Common Stock held by any of Company’s Subsidiaries. The outstanding shares of Company Common Stock are duly authorized and validly issued and fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Company shareholder. All shares of the Company’s capital stock issued since January 1, 2009, have been issued in compliance with and not in violation of any applicable federal or state securities Laws.

(b) Disclosure Schedule Section 3.03(b) sets forth for each grant or award of Company Stock Options, Company Restricted Shares, Company SARs or other outstanding Rights of the Company the (i) name of the grantee, (ii) date of the grant, (iii) expiration date, (iv) the vesting schedule, (v) exercise price, (vi) number of shares of Company Common Stock subject to such award, and (vii) the number of shares subject to such award that are exercisable or have vested as of the date of this Agreement. All shares of Company Common Stock issuable upon exercise of Company Stock Options, upon their issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and will not be issued in violation of preemptive rights or any Law. Each Company Stock Option, Company SAR and Company Restricted Share complies with or is exempt from Section 409A of the Code and was properly accounted for on the books and records of Company and qualifies for the tax and accounting treatment afforded thereto in Company’s Tax Returns and financial statements, respectively. Each grant of Company Stock Options, Company SARs and Company Restricted Shares was appropriately authorized by the Company Board or the compensation committee thereof, was made in accordance with the terms of the Company Stock Plans and any applicable Law and regulatory rules or requirements and has a grant date identical to (or later than) the date on which it was actually granted or awarded by the Company Board or the compensation committee thereof. The per share exercise price of each Company Stock Option was determined in accordance with the Company Stock Plans and was not less than the fair market value of a share of Company Common Stock on the applicable date on which the related grant was by its terms to be effective. There are no outstanding shares of capital stock of any class, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Company or any of its Subsidiaries is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries other than those listed in Disclosure Schedule Section 3.03(b). Except as set forth in Disclosure Schedule Section 3.03(b), there are no obligations, contingent or otherwise, of Company or any of Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other entity. Other than the Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Company’s capital stock. As of the close of business on the day that is one (1) Business Day before the Effective Time, there will be no Company Stock Options, Treasury Warrants, Company SARs, or commitments of any kind obligating Company to issue any shares of Company Common Stock.

(c) All of the outstanding shares of capital stock of each of Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all such shares are owned by Company or another Subsidiary of Company free and clear of all security interests, liens, claims, pledges, taking actions, agreements, limitations in Company’s voting rights, charges or other encumbrances of any nature whatsoever, except as set forth in Disclosure Schedule Section 3.03(c). Except as set forth in Disclosure Schedule Section 3.03(c), neither Company nor any of its Subsidiaries has any trust preferred securities or other similar securities outstanding.

Section 3.04 Subsidiaries.

(a) Disclosure Schedule Section 3.04(a) sets forth a complete and accurate list of all of Company’s Subsidiaries, including the jurisdiction of organization of each such Subsidiary and all jurisdictions that such Subsidiary is qualified to do business. Except as set forth in Disclosure Schedule Section 3.04(a), (i) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Company Subsidiary, (ii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (iv) there are no contracts, commitments, understandings or arrangements relating to Company’s rights to vote or to dispose of such securities and (v) all of the equity securities of each such Subsidiary held by Company, directly or indirectly, are validly issued, fully paid and nonassessable, are not subject to preemptive or similar rights and are owned by Company free and clear of all Liens.

(b) Except as set forth on Disclosure Schedule Section 3.04(b), neither Company nor any of Company’s Subsidiaries owns (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of Company’s Subsidiaries has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. A complete and accurate list of all such jurisdictions is set forth on Disclosure Schedule Section 3.04(a).

Section 3.05 Corporate Power; Minute Books.

(a) Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and each of Company and Company Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals and the Requisite Company Shareholder Approval.

(b) The Company has made available to Buyer a complete and correct copy of its Certificate of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries, the minute books of the Company and each of its Subsidiaries, and the stock ledgers and stock transfer books of the Company and each of its Subsidiaries. Neither the Company nor any Subsidiary is in violation of any of the terms of its Certificate of Incorporation, Bylaws or equivalent organizational documents. The minute books of the Company and each of its Subsidiaries contain records of all meetings held by, and all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors) or other governing bodies, which records are complete and accurate in all material respects. The stock ledgers and the stock transfer books of the Company and each of its Subsidiaries contain complete and accurate records of the ownership of the equity securities of the Company and each of its Subsidiaries as of the date of this Agreement.

Section 3.06 Corporate Authority. Subject only to the receipt of the Requisite Company Shareholder Approval at the Company Meeting, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Company and Company Bank and Company’s and Company Bank’s respective boards of directors on or prior to the date hereof. Company Board has directed that this Agreement be submitted to the Company’s shareholders for approval at a meeting of such shareholders and, except for the receipt of the Requisite Company Shareholder Approval in accordance with the DGCL and Company’s Certificate of Incorporation and Bylaws, no other vote of the shareholders of Company or Company Bank is required by Law, the Certificate of Incorporation of Company and Articles of Association of Company Bank, the Bylaws of Company and Company Bank or otherwise to approve this Agreement and the transactions contemplated hereby. Each of Company and Company Bank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Buyer and Buyer Bank, this Agreement is a valid and legally binding obligation of Company and Company Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.07 Regulatory Approvals; No Defaults.

(a) Subject to the receipt of the Regulatory Approvals, the Requisite Company Shareholder Approval and the required filings under federal and state securities Laws, and except as set forth on Disclosure Schedule Section 3.07, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Bank Merger) by the Company and Company Bank do not and will not (i) constitute a breach or violation of, or a default under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation under, any Law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the Certificate of Incorporation, Articles of Association, Bylaws or similar governing documents of the Company, Company Bank, or any Company Subsidiary, or (iii) require the consent or approval of any third party or Governmental Authority under any such Law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation.

(b) As of the date hereof, the Company has no Knowledge of any reason (i) why the Regulatory Approvals referred to in Section 6.01(b) will not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.

Section 3.08 SEC Reports; Financial Statements.

(a) Except as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Company 2013 Form 10-K”) and all other reports, registration statements, definitive proxy statements or information statements required to be filed with the SEC or furnished to the SEC by the Company or any of its Subsidiaries subsequent to January 1, 2009, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Company SEC Documents”), all of such Company SEC Documents and all Company SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, at the time of filing thereof, (i) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets contained in or incorporated by reference into any such Company SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Company SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates and in each case has been prepared in accordance with GAAP consistently applied during the periods involved (except in the case of unaudited interim financial statements, as permitted by the rules of the SEC). Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of the Company and its Subsidiaries contained in the Company 2013 Form 10-K and, except for liabilities reflected in Company SEC Documents filed prior to the date hereof or incurred in the Ordinary Course of Business consistent with past practices or in connection with this Agreement, since December 31, 2013, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(b) The Company and each of its Subsidiaries, officers and directors are in compliance with, and have complied, with (i) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated under such act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. The Company (x) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (y) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) Since January 1, 2009, neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 3.09 Regulatory Reports. Since January 1, 2009, the Company and its Subsidiaries have duly filed with the FRB, the FDIC, the OCC and any other applicable Governmental Authority, in correct form, the reports required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith and such reports were complete and accurate and in compliance with the requirements of applicable Laws and regulations. Other than normal examinations conducted by a Governmental Authority in the regular course of the business of Company and its Subsidiaries, no Governmental Authority has notified Company or any of its Subsidiaries that it has initiated any proceeding or, to Company’s Knowledge, threatened an investigation into the business or operations of Company or any of its Subsidiaries since January 1, 2009. There is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries and, except as set forth in Disclosure Schedule Section 3.09, there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2009.

Section 3.10 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed with or furnished to the SEC prior to the date hereof, or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2013, there has not been (a) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company, and no fact or condition exists which is reasonably likely to cause a Material Adverse Effect with respect to Company in the future; (b) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred in by Company’s independent accountants; (c) except as disclosed in Disclosure Schedule Section 3.10(c), any entry by Company or any of its Subsidiaries into any contract or commitment of (i) more than $50,000 or (ii) $25,000 per annum with a term of more than one year, other than purchases or sales of investment securities, and loans and loan commitments, all in the Ordinary Course of Business; (d) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the Ordinary Course of Business; (e) except as disclosed in Disclosure Schedule Section 3.10(e), any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries (other than normal salary adjustments to employees made in the Ordinary Course of Business), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the Ordinary Course of Business with respect to the compensation or employment of directors, officers or employees of Company or any of its Subsidiaries; (f) any election or changes in existing elections made by Company or any of its Subsidiaries for federal or state Tax purposes; (g) except as disclosed in Disclosure Schedule Section 3.10(g), any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any respect; (h) except as disclosed in Disclosure Schedule Section 3.10(h), any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than (i) investment securities in Company’s or any of its Subsidiaries’ investment portfolio or (ii) loans and loan commitments purchased, sold, made or entered into in the Ordinary Course of Business; or (i) any lease of real or personal property entered into, other than in connection with foreclosed property or in the Ordinary Course of Business.

Section 3.11 Legal Proceedings. Except as set forth in Disclosure Schedule Section 3.11:

(a) There are no civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is a party, including without limitation, any such actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature that would challenge the validity or propriety of the transactions contemplated by this Agreement; and

(b) There is no injunction, order, judgment or decree imposed upon Company or any of its Subsidiaries, or the assets of Company or any of its Subsidiaries, and neither Company nor any of its Subsidiaries has been advised of, or has Knowledge of, the threat of any such action.

Section 3.12 Compliance With Laws.

(a) Company and each of its Subsidiaries is, and except as set forth in Disclosure Schedule Section 3.12(a), have been since January 1, 2009, in compliance in all material respects with all applicable federal, state, local and foreign Laws, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the

Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, and any other Law relating to discriminatory lending, financing or leasing practices, and Sections 23A and 23B of the Federal Reserve Act and the Sarbanes-Oxley Act, except where the failure to be in such compliance would not have a Material Adverse Effect with respect to the Company.

(b) Company and each of its Subsidiaries have all permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened.

(c) Except as set forth in Disclosure Schedule Section 3.12(c), neither Company nor any of its Subsidiaries has received, since January 1, 2009, notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor do any grounds for any of the foregoing exist).

Section 3.13 Company Material Contracts; Defaults.

(a) Except as disclosed in Disclosure Schedule Section 3.13(a), neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which would entitle any present or former director, officer, employee or agent of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries, (iii) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iv) which grants any right of first refusal, right of first offer or similar right with respect to any assets or properties of Company or its Subsidiaries; (v) which provides for payments to be made by Company or any of its Subsidiaries upon a change in control thereof; (vi) which provides for the lease of personal property having a value in excess of $25,000 individually or $50,000 in the aggregate; (vii) which relates to capital expenditures and involves future payments in excess of $50,000 individually or $100,000 in the aggregate; (viii) which relates to the disposition or acquisition of assets or any interest in any business enterprise outside the Ordinary Course of Business of Company or any of its Subsidiaries; (ix) which is not terminable on sixty (60) days or less notice and involving the payment of more than $50,000 per annum; or (x) which materially restricts the conduct of any business by Company or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth on Disclosure Schedule Section 3.13(a), is referred to herein as a “Company Material Contract.” Company has previously made available to Buyer true, complete and correct copies of each such Company Material Contract, including any and all amendments and modifications thereto.

(b) Neither Company nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument, including but not limited to any Company Material Contract, to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, except to the extent that such default or event of default could not reasonably be expected to have a Material Adverse Effect. No power of attorney or similar authorization given directly or indirectly by Company or any of its Subsidiaries is currently outstanding.

(c) Disclosure Schedule Section 3.13(c) sets forth a true and complete list of (i) all agreements, contracts, arrangements, or commitments pursuant to which consents or waivers are or may be required and (ii) all notices which are or may be required to be given thereunder, in each case, prior to the performance by the Company or Company Bank of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby and thereby.

Section 3.14 Agreements with Regulatory Agencies. Except as set forth in Disclosure Schedule Section 3.14, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each, whether or not set forth in Disclosure Schedule Section 3.14, a “Company Regulatory Agreement”) that restricts, or by its terms will in the future restrict, the conduct of the Company’s or any of its Subsidiaries’ business or that in any manner relates to their capital adequacy, credit or risk management policies, dividend policies, management, business or operations, nor has Company or any of its Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting (or is considering the appropriateness of issuing or requesting) any Company Regulatory Agreement. To Company’s Knowledge, there are no investigations relating to any regulatory matters pending before any Governmental Authority with respect to the Company or any of its Subsidiaries.

Section 3.15 Brokers; Fairness Opinion. Neither Company, Company Bank nor any of its officers, directors or any of its Subsidiaries has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Company has engaged, and will pay a fee or commission to Sandler O’Neill & Partners, L.P. (“Company Financial Advisor”), in accordance with the terms of a letter agreement between Company Financial Advisor and Company, a true, complete and correct copy of which has been previously delivered by Company to Buyer. The Company has received the opinion of the Company Financial Advisor (and, if it is in writing, has provided a copy of such opinion to Buyer) to the effect that, as of the date of this Agreement and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.16 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees of Company, any of its Subsidiaries or related organizations described in Code Sections 414(b), (c) or (m) (“Controlled Group Members”) (collectively, the “Company Employees”), (ii) covering current or former directors of Company, any of its Subsidiaries, or Controlled Group Members, or (iii) with respect to which the Company, any of its Subsidiaries, or any Controlled Group Members has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, health/welfare, change in control, fringe benefit, deferred compensation, defined benefit plan, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans and other policies, plans or arrangements whether or not subject to ERISA (all such plans, contracts, policies or arrangements in (i)-(iii) hereof are collectively referred to as the “Company Benefit Plans”), are identified and described in Disclosure Schedule Section 3.16(a). Neither Company, any of its Subsidiaries or Controlled Group Members has any stated plan, intention or commitment to establish any new company benefit plan or to modify any Company Benefit Plan (except to the extent required by Law).

(b) Company has provided Buyer with true and complete copies of all Company Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Company Benefit Plans and all amendments thereto, summary plan descriptions and summary of material modifications, IRS Form 5500 (for the three (3) most recently completed plan years), the most recent IRS determination, opinion, notification and advisory letters, with respect thereto and any correspondence from any regulatory agency. In addition any annual and periodic accounting, service contract, fidelity bonds and employee and participant disclosures pertaining to the Company Benefit Plans have been made available to the Buyer.

(c) All Company Benefit Plans are in compliance in form and operation with all applicable Laws, including ERISA and the Code. Each Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code (“Company 401(a) Plan”), has received a favorable determination or opinion letter from the IRS, and neither Company nor Company Bank is aware of any circumstance that could reasonably be expected to result in revocation of any such favorable determination or opinion letter or the loss of the qualification of such Company 401(a) Plan under Section 401(a) of the Code, and nothing has occurred that would be expected to result in the Company 401(a) Plan ceasing to be qualified under Section 401(a) of the Code. All Company Benefit Plans have been administered in accordance with their terms. There is no pending or, to Company’s Knowledge, threatened litigation or regulatory action relating to the Company Benefit Plans. Neither Company nor any of its Subsidiaries or any Controlled Group Members has engaged in a transaction with respect to any Company Benefit Plan, including a Company 401(a) Plan that could subject Company, any of its Subsidiaries or any Controlled Group Members to a tax or penalty under any Law including, but not limited to, Section 4975 of the Code or Section 502(i) of ERISA. No Company 401(a) Plan has been submitted under or been the subject of an IRS voluntary compliance program submission. There are no audits, investigations, inquiries or proceedings pending or threatened by the IRS or the Department of Labor with respect to any Company Benefit Plan.

(d) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company, any of its Subsidiaries or Controlled Group Members with respect to any ongoing, frozen or terminated “single employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Company, any of its Subsidiaries, Controlled Group Members or any entity which is considered one employer with Company, any of its Subsidiaries or Controlled Group Members under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither Company, Company Bank nor any ERISA Affiliate (or their predecessor) has ever maintained a plan subject to Title IV of ERISA or Section 412 of the Code. None of Company, Company Bank, or any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA at any time and neither Company, any of its Subsidiaries or Controlled Group Members has incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a “reportable event,” within the meaning of Section 4043 of ERISA has been required to be filed for any Company Benefit Plan or by any ERISA Affiliate or will be required to be filed in connection with the transactions contemplated by this Agreement.

(e) All contributions required to be made with respect to all Company Benefit Plans have been timely made or have been reflected on the consolidated financial statements of Company. No Company Benefit Plan or single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver.

(f) Except as set forth in Disclosure Schedule Section 3.16(f), no Company Benefit Plan provides or has any liability to provide life insurance, medical or other employee welfare benefits to any Company Employee, or any of their affiliates, upon his or her retirement or termination of employment for any reason, except as may be required by Law, and neither Company nor any Subsidiary has ever represented or contracted (whether in oral or written form) to any Company Employee (either individually, or to Company Employees as a group) that such Company Employee(s) would be provided with life insurance, medical or other employee welfare benefits, upon their retirement or termination of employment.

(g) All Company Benefit Plans that are group health plans have been operated in compliance with the group health plan continuation requirements of Section 4980B of the Code and all other applicable sections of ERISA and the Code. Company may amend or terminate any such Company Benefit Plan at any time without incurring any liability thereunder for further benefits coverage at any time after such termination.

(h) Except as set forth in Disclosure Schedule Section 3.16(h) or otherwise provided for in this Agreement, the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will not (i) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting (except as required by Law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Company Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of Company or Company Bank or, after the consummation of the transactions contemplated hereby, Buyer or any of its Subsidiaries, to merge, amend or terminate any of the Company Benefit Plans, or (vi) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code.

(i) Each Company Benefit Plan that is a deferred compensation plan or arrangement is in compliance with Section 409A of the Code, to the extent applicable. All elections made with respect to compensation deferred under an arrangement subject to Section 409A of the Code have been made in accordance with the requirements of Section 409A(a)(4) of the Code, to the extent applicable. Neither Company, any of its Subsidiaries or Controlled Group Members (i) has taken any action, or has failed to take any action, that has resulted or could reasonably be expected to result in the interest and tax penalties specified in Section 409A(a)(1)(B) of the Code being owed by any participant in a Company Benefit Plan or (ii) has agreed to reimburse or indemnify any participant in a Company Benefit Plan for any of the interest and the penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future.

(j) Disclosure Schedule Section 3.16(j) contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as tax indemnification payments in respect of income or excise taxes), under any employment, change-in-control, severance or similar contract, plan or arrangement with or which covers any present or former director, officer or employee of Company, any of its Subsidiaries or Controlled Group Members who may be entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any Company Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule and providing estimates of other required contributions to any trusts for any related fees or expenses.

(k) Company and its Subsidiaries have correctly classified all individuals who directly or indirectly perform services for the Company, any of its Subsidiaries or Controlled Group Members for purposes of each Company Benefit Plan, ERISA, the Code, unemployment compensation Laws, workers’ compensation Laws and all other applicable Laws.

Section 3.17 Labor Matters. Neither Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Company’s Knowledge threatened, asserting that Company or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Company’s Knowledge, threatened, nor is Company or Company Bank aware of any activity involving Company Employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

Section 3.18 Environmental Matters.

(a) Except as set forth in Disclosure Schedule Section 3.18(a), there has been no release of Hazardous Substances at, on, or under any Company Loan Property, real property currently owned, operated or leased by Company or any of its Subsidiaries (including buildings or other structures) or, to Company’s Knowledge, formerly owned, operated or leased by Company or any of its Subsidiaries or any predecessor, that has formed or that could reasonably be expected to form the basis of any Environmental Claim against Company or any of its Subsidiaries.

(b) Except as disclosed on Disclosure Schedule Section 3.18(b), neither Company nor its Subsidiaries has acquired, nor is any of them now in the process of acquiring, any real property through foreclosure or deed in lieu of foreclosure which has been contaminated with, or has had any release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation or monitoring under Environmental Law.

(c) Except as disclosed on Disclosure Schedule Section 3.18(c), neither Company nor any of its Subsidiaries has previously been nor is any of them now in violation of or noncompliant with applicable Environmental Law.

(d) Neither Company nor any of its Subsidiaries could be deemed the owner or operator of, or to have participated in the management of, any Company Loan Property which has been contaminated with, or has had any release of, any Hazardous Substance in a manner that violates Environmental Law or requires reporting, investigation, remediation or monitoring under Environmental Law.

(e) Except as set forth in Disclosure Schedule Section 3.18(e), neither Company nor any of its Subsidiaries has received (i) any written notice, demand letter, or claim alleging any violation of, or liability under, any Environmental Law or (ii) any written request for information reasonably indicating an investigation or other inquiry by any Governmental Authority concerning a possible violation of, or liability under, any Environmental Law.

(f) Neither Company nor any of its Subsidiaries has received notice of any Lien or encumbrance having been imposed on any Company Loan Property or any property owned, operated or leased by Company or its Subsidiaries in connection with any liability or potential liability arising from or related to Environmental Law, and there is no action, proceeding, writ, injunction or claim pending or, to Company’s Knowledge, threatened which could result in the imposition or any such Lien or encumbrance on any Company Loan Property or property owned, operated or leased by Company or any of its Subsidiaries.

(g) Neither Company nor any of its Subsidiaries is, or has been, subject to any order, decree or injunction relating to a violation of or allegation of liability under any Environmental Law.

(h) Except as disclosed on Disclosure Schedule Section 3.18(h), there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving Company, any of its Subsidiaries, or any currently or, to Company’s Knowledge, formerly owned, operated or leased property, or any Company Loan Property that could reasonably be expected pursuant to applicable Environmental Law to (i) result in any claim, liability or investigation against Company or any of its Subsidiaries, or (ii) result in any restriction on the ownership, use, or transfer of any such property.

(i) Company has delivered to Buyer copies of all environmental reports, studies, sampling data, correspondence, filings and other information known to Company or Company Bank and in their possession or reasonably available to them relating to environmental conditions at or on any real property (including buildings or other structures) currently or formerly owned, operated or leased by Company or any of its Subsidiaries. Disclosure Schedule Section 3.18(i) includes a list of environmental reports and other information provided.

(j) There is no litigation pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries, or affecting any property now owned or, to Company’s Knowledge, formerly owned, used or leased by Company or any of its Subsidiaries or any predecessor, before any court, or Governmental Authority (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the presence or release into the environment of any Hazardous Substance.

(k) Except as disclosed on Disclosure Schedule Section 3.18(k), there are no underground storage tanks on, in or under any property currently owned, operated or leased by Company or any of its Subsidiaries.

Section 3.19 Tax Matters.

(a) Each of Company and its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a request for extension was timely filed consistent with requirements of applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. Except as set forth in Disclosure Schedule Section 3.19(a), all material Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Company and which Company is contesting in good faith. Company is not currently the beneficiary of any extension of time within which to file any Tax Return, and, except as set forth in Disclosure Schedule Section 3.19(a), neither Company nor any of its Subsidiaries currently has any open tax years. Since January 1, 2009 no claim has been made by any Governmental Authority in a jurisdiction where Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Company or any of its Subsidiaries.

(b) Company and each of its Subsidiaries, as applicable, have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are currently being conducted or, to the Company’s Knowledge, pending with respect to Company or any of its Subsidiaries. Other than with respect to audits that have already been completed and resolved, neither Company nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Company and or any of its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Company or any of its Subsidiaries.

(d) Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign consolidated income Tax Returns filed with respect to Company for taxable periods ended December 31, 2013, 2012, 2011, and 2010. Company has delivered to Buyer correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by Company filed for the years ended December 31, 2013, 2012, 2011, and 2010. Company has timely and properly taken such actions in response to and in compliance with notices that Company has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law.

(e) Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Except as set forth in Disclosure Schedule Section 3.19(f), neither Company nor Company Bank is a party to or bound by any Tax allocation or sharing agreement. Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than Company) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of Company (i) did not, as of May 31, 2014, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent financial statements included in the Company SEC Documents (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time in accordance with the past custom and practice of Company in filing its Tax Returns. Since December 31, 2013, Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.

(h) Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) Company has not distributed stock of another Person nor had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

Section 3.20 Investment Securities. Disclosure Schedule Section 3.20 sets forth as of May 31, 2014, the investment securities of Company and its Subsidiaries, as well as any purchases or sales of investment securities between May 31, 2014 to and including the date hereof, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity,” as those terms are used in ASC 320, book values, fair values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after May 31, 2014. Except as set forth in Disclosure Schedule Section 3.20, neither Company nor any of its Subsidiaries has purchased or sold any such securities listed and described thereon. Neither Company nor any of its Subsidiaries owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than Company Bank.

Section 3.21 Derivative Transactions. Since January 1, 2009, neither Company nor any of its Subsidiaries has entered into any Derivative Transactions.

Section 3.22 Regulatory Capitalization. Company Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC and the OCC. Company is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.

Section 3.23 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in Disclosure Schedule Section 3.23(a), as of the date hereof, neither Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of May 31, 2014, over sixty (60) days delinquent in payment of principal or interest.

(b) Disclosure Schedule Section 3.23(b) identifies (x) each Loan that as of June 30, 2014 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Company, Company Bank or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder and (y) each asset of Company or any of its Subsidiaries that as of June 30, 2014 was classified as other real estate owned (“OREO”) and the book value thereof as of the date of this Agreement.

(c) Each Loan held in Company Bank’s loan portfolio (“Company Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens which have been perfected and (iii) to Company’s and Company Bank’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) All currently outstanding Company Loans were solicited, originated and, currently exist in material compliance with all applicable requirements of Law and Company Bank’s lending policies at the time of origination of such Company Loans, and the loan documents with respect to each such Company Loan are complete and correct. There are no oral modifications or amendments or additional agreements related to the Company Loans that are not reflected in the written records of Company Bank. All such Company Loans are owned by Company Bank free and clear of any Liens. No claims of defense as to the enforcement of any Company Loan have been asserted in writing against Company Bank for which there is a reasonable possibility of an adverse determination, and neither Company nor Company Bank has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of an adverse determination to Company Bank. Except as set forth in Disclosure Schedule Section 3.23(d), none of the Company Loans are presently serviced by third parties, and there is no obligation which could result in any Company Loan becoming subject to any third party servicing.

(e) Neither Company nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Company or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of Company or any of its Subsidiaries, unless there is a material breach of a representation or covenant by Company or any of its Subsidiaries.

Section 3.24 Allowance for Loan and Lease Losses. Company’s allowance for loan and lease losses as reflected in each of (i) the latest balance sheet included in the Company 2013 Form 10-K and (ii) in the latest balance sheet included in the Company SEC Documents, were, in the opinion of management, as of each of the dates thereof, in compliance with Company’s and Company Bank’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.

Section 3.25 Trust Business; Administration of Fiduciary Accounts. Company and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Laws and regulations. Neither Company nor Company Bank, nor to Company’s or Company Bank’s Knowledge, any of their respective directors, officers or employees, committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.26 Investment Management and Related Activities. Except as set forth on Disclosure Schedule Section 3.26, none of Company, any Company Subsidiary or any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 3.27 Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

Section 3.28 Deposit Insurance. The deposits of Company Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by Law, and Company Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Company’s and Company Bank’s Knowledge, threatened.

Section 3.29 CRA, Anti-money Laundering and Customer Information Security. Neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters and neither Company nor any of its Subsidiaries is aware of or has Knowledge (because of Company Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2013, filed with the FDIC, or otherwise), that any facts or circumstances exist, which would cause Company or Company Bank: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Company Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.

Section 3.30 Transactions with Affiliates. Except as set forth in Disclosure Schedule Section 3.30, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, Executive Officer, five percent (5%) or greater shareholder or other Affiliate of Company or any of its Subsidiaries, or to Company’s or Company Bank’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the Ordinary Course of Business. Except as set forth in Disclosure Schedule Section 3.30, neither Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective directors, Executive Officers or other Affiliates. All agreements between Company or any of Company’s Subsidiaries and any of their respective Affiliates comply, to the extent applicable, with Regulation W of the FRB.

Section 3.31 Tangible Properties and Assets.

(a) Disclosure Schedule Section 3.31(a) sets forth a true, correct and complete list of all real property owned by Company and each of its Subsidiaries. Except as set forth in Disclosure Schedule Section 3.31(a), and except for properties and assets disposed of in the Ordinary Course of Business or as permitted by this Agreement, Company or its Subsidiaries has good, valid and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for statutory Liens for amounts not yet delinquent.

Except as set forth on Disclosure Schedule Section 3.31(a), there is no pending or, to Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to the real property that Company or any of its Subsidiaries owns, uses or occupies or has the right to use or occupy (excluding the real property leased by Company Bank at One Rockefeller Plaza, New York, NY), now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain.

(b) Disclosure Schedule Section 3.31(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and neither Company nor any of its Subsidiaries has received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by Company or any of its Subsidiaries of, or material default by Company or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease. To Company’s and Company Bank’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Company and each of its Subsidiaries have paid all rents and other charges to the extent due under the Leases.

(c) All buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm and waste water systems, irrigation and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, computer, wiring and cable installations, included in the owned real property or the subject of the Leases are in good condition and repair (normal wear and tear excepted) and sufficient for the operation of the business of Company and its Subsidiaries.

Section 3.32 Intellectual Property. Disclosure Schedule Section 3.32 sets forth a true, complete and correct list of all Company Intellectual Property. Company or its Subsidiaries owns or has a valid license to use all Company Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The Company Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Company and its Subsidiaries as currently conducted. The Company Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Company nor any of its Subsidiaries has received notice challenging the validity or enforceability of Company Intellectual Property. The conduct of the business of Company or any of its Subsidiaries does not violate, misappropriate or infringe upon the intellectual property rights of any third party. The consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of Company or any of its Subsidiaries to own or use any of Company Intellectual Property.

Section 3.33 Insurance.

(a) Disclosure Schedule Section 3.33(a) identifies all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. Company and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of Company and Company Bank reasonably have determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, neither Company nor any Subsidiary has received notice of cancellation of any of the Insurance Policies or is otherwise aware that any insurer under any of the Insurance Policies has expressed an intent to cancel any such Insurance Policies, and neither Company nor any of its Subsidiaries is in default thereunder and all claims thereunder have been filed in due and timely fashion.

(b) Neither the Company nor any of its Subsidiaries owns any bank owned life insurance.

Section 3.34 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.35 Company Information. The information relating to Company and its Subsidiaries that is provided by or on behalf of Company for inclusion in the Proxy Statement-Prospectus and the Registration Statement, or incorporation by reference therein, or for inclusion in any Regulatory Approval or other application, notification or document filed with any other Governmental Authority in connection with the merger transactions, will not (with respect to the Proxy Statement-Prospectus, as of the date the Proxy Statement-Prospectus is first mailed to Company’s shareholders, and with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement-Prospectus relating to Company and Company’s Subsidiaries and other portions thereof within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.

Section 3.36 Transaction Costs. Disclosure Schedule Section 3.36 sets forth attorneys’ fees, investment banking fees, accounting fees and other costs or fees of Company and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Closing Date in connection with the merger transaction contemplated by this Agreement.

Section 3.37 Outstanding Trust Preferred Securities of Subsidiary Trusts.

(a) The Company has issued and has presently outstanding $56,702,000 in aggregate principal amount of debentures as follows (such issuances of securities and all documents and instruments related thereto being herein referred to collectively as the “Trust Preferred Issues”):

(i) $15,464,000 of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 pursuant to an Indenture dated as of September 17, 2003 between the Company and U.S. Bank National Association, as Trustee. Intervest Statutory Trust II has issued and outstanding $15,000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of September 17, 2003 among the Company, U.S. Bank National Association, as Institutional Trustee, and the administrators named therein;

(ii) $15,464,000 of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2034 pursuant to an Indenture dated as of March 17, 2004 between the Company and U.S. Bank National Association, as Trustee. Intervest Statutory Trust III has issued and outstanding $15,000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of March 17, 2004 among the Company, U.S. Bank National Association, as Institutional Trustee, and the administrators named therein;

(iii) $15,464,000 of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2034 issued pursuant to an Indenture dated as of September 20, 2004 between the Company and Wilmington Trust Company, as Trustee. Intervest Statutory Trust IV has issued and outstanding $15,000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of September 20, 2004 among the Company, Wilmington Trust Company, as Institutional Trustee, and the administrators named therein; and

(iv) $10,310,000 of Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036 pursuant to an Indenture dated as of September 21, 2006 between the Company and Wilmington Trust Company, as Trustee. Intervest Statutory Trust V has issued and outstanding $10,000,000 in aggregate principal amount of trust preferred securities pursuant to the terms of the Amended and Restated Declaration of Trust dated as of September 21, 2006 among the Company, Wilmington Trust Company, as Institutional Trustee, and the administrators named therein.

(b) All representations and warranties as made by the Company in the documents related to the Trust Preferred Issues were true in all material respects when made. The Trust Preferred Issues were authorized, issued and sold in compliance with all applicable legal requirements in all respects.

Section 3.38 No Knowledge of Breach. Neither Company nor any of its Subsidiaries has any Knowledge of any facts or circumstances that would result in Buyer or Buyer Bank being in breach on the date of execution of this Agreement of any representations and warranties of Buyer or Buyer Bank set forth in ARTICLE IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER BANK

Section 4.01 Making of Representations and Warranties. Buyer and Buyer Bank hereby represent and warrant, jointly and severally, to Company that the statements contained in this ARTICLE IV are correct as of the date of this Agreement and will be correct as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this ARTICLE IV), except as to any representation or warranty which specifically relates to an earlier date, which only need be correct as of such earlier date.

Section 4.02 Organization, Standing and Authority.

(a) Buyer is an Arkansas corporation duly organized, validly existing and in good standing under the Laws of the State of Arkansas, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. True, complete and correct copies of the Articles of Incorporation, as amended (the “Buyer Articles”) and Bylaws of Buyer, as amended (the “Buyer Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Company. Buyer is duly licensed or qualified to do business in the State of Arkansas and each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Buyer.

(b) Buyer Bank is an Arkansas state banking corporation duly organized, validly existing and in good standing under the Laws of the State of Arkansas. Buyer Bank is duly licensed or qualified to do business in the State of Arkansas and each other jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect on Buyer Bank. Buyer Bank’s deposits are insured by the FDIC in the manner and to the full extent provided by applicable Law, and all premiums and assessments required to be paid in connection therewith have been paid by Buyer Bank when due. Buyer Bank is a member in good standing of the Federal Home Loan Bank of Dallas.

Section 4.03 Capital Stock. The authorized capital stock of Buyer consists solely of (a) 1,000,000 shares of preferred stock, $0.01 par value per share, of which, as of June 30, 2014 no shares were outstanding and (b) 125,000,000 shares of Buyer Common Stock, of which, as of June 30, 2014, (i) 79,662,150 shares were issued and outstanding, (ii) no shares were held by Buyer’s Subsidiaries, and (iii) 1,607,700 shares were reserved for future issuance pursuant to outstanding options granted under the Buyer Benefit Plans. The outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Buyer shareholder. The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to preemptive rights.

Section 4.04 Corporate Power. Buyer and Buyer Bank have the corporate power and authority to carry on their business as it is now being conducted and to own all their properties and assets; and each of Buyer and Buyer Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities.

Section 4.05 Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Buyer and Buyer Bank on or prior to the date hereof. No vote of the shareholders of Buyer is required by Law, the Buyer Articles, or the Buyer Bylaws to approve this Agreement and the transactions contemplated hereby. Buyer and Buyer Bank have duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Company and Company Bank, this Agreement is a valid and legally binding obligation of Buyer and Buyer Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.06 SEC Documents; Financial Statements.

(a) Buyer has filed all required reports, registration statements and other documents with the SEC that it has been required to file since January 1, 2009 (the “Buyer Reports”), and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Buyer Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of Buyer and its Subsidiaries contained in Buyer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and except for liabilities reflected in Buyer Reports filed prior to the date hereof or incurred in the ordinary course of business of Buyer and its Subsidiaries, consistent with past practices, or in connection with this Agreement, since December 31, 2013, neither Buyer nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(b) The consolidated financial statements of Buyer (including any related notes and schedules thereto) included in the Buyer Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.

(c) Buyer (x) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (y) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Buyer’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Buyer’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Buyer’s internal control over financial reporting.

Section 4.07 Regulatory Reports. Buyer and each of its Subsidiaries have timely filed all reports, schedules, forms, registrations, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2009 with any Governmental Authority (other than Buyer Reports) and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer that it has initiated any proceeding or, to the Knowledge of Buyer, threatened an investigation into the business or operations of Buyer or any of its Subsidiaries since January 1, 2009 which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer. There is no material unresolved violation or exception by any Governmental Authority with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Authority of, Buyer or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer.

Section 4.08 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Buyer or any of its Subsidiaries or affiliates in connection with the execution, delivery or performance by Buyer of this Agreement, or to consummate the transactions contemplated by this Agreement, except for (i) filings of applications or notices with, and consents, approvals or waivers by, the FRB, the OCC, the FDIC and the Arkansas State Bank Department; (ii) the filing and effectiveness of the Registration Statement with the SEC; (iii) the approval of the listing on Nasdaq of the Buyer Common Stock to be issued in the Merger; (iv) the filing of the Articles of Bank Merger with the Arkansas State Bank Department; and (v) the filing of the Articles of Merger with the Arkansas Secretary of State and the Certificate of Merger with the Delaware Secretary of State. As of the date hereof, neither Buyer nor Buyer Bank is aware of any reason why the approvals set forth above and referred to in Section 6.01(b) will not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or why any Burdensome Condition would be imposed.

(b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in Section 4.08(a) and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Buyer, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the Buyer Articles or Buyer Bylaws, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

Section 4.09 Buyer Information. As of the date of the Proxy Statement-Prospectus and the date of the Company Meeting to which such Proxy Statement-Prospectus relates, none of the information supplied or to be supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement-Prospectus and the Registration Statement prepared pursuant to the Securities Act and the regulations thereunder, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that any information contained in any Buyer Report as of a later date shall be deemed to modify information as of an earlier date.

Section 4.10 Absence of Certain Changes or Events. Except as reflected or disclosed in the Buyer Annual Report on Form 10-K for the year ended December 31, 2013 or in the Buyer Reports since December 31, 2013, as filed with the SEC, there has been no change or development with respect to Buyer and its assets and business or combination of such changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to Buyer or its Subsidiaries.

Section 4.11 Compliance with Laws. Buyer and each of its Subsidiaries is and since January 1, 2009 has been in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and any other Law relating to discriminatory lending, financing or leasing practices, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, except where the failure to be in such compliance would not have a Material Adverse Effect with respect to Buyer.

Section 4.12 Brokers. None of Buyer, Buyer Bank or any of their officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, for which Company will be liable or have any obligation with respect thereto.

Section 4.13 Tax Matters. Buyer and each of its Subsidiaries have filed all material Tax Returns that they were required to file under applicable Laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Law or regulation. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Buyer and which Buyer is contesting in good faith. Neither Buyer nor any of its Subsidiaries currently has any open tax years prior to 2010. Since January 1, 2009, no claim has been made by an authority in a jurisdiction where Buyer does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Buyer or any of its Subsidiaries.

Section 4.14 Regulatory Capitalization. Buyer Bank is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. Buyer is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized” as such term is defined in the rules and regulations promulgated by the FRB.

Section 4.15 No Financing. Buyer has and will have as of the Effective Time, without having to resort to external sources, sufficient capital to effect the transactions contemplated by this Agreement.

Section 4.16 No Knowledge of Breach. Buyer and Buyer Bank have no Knowledge of any facts or circumstances that would result in Company or Company Bank being in breach on the date of execution of this Agreement of any representations and warranties of Company or Company Bank set forth in ARTICLE III.

ARTICLE V

COVENANTS

Section 5.01 Covenants of Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), the Company shall carry on its business, including the business of each of its Subsidiaries, only in the Ordinary Course of Business and consistent with prudent banking practice, and in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, Company and each of its Subsidiaries shall, in respect of loan loss provisioning, securities, portfolio management, compensation and other expense management and other operations which might impact Company’s equity capital, operate only in the Ordinary Course of Business and in accordance with the limitations set forth in this Section 5.01 unless otherwise consented to in writing by Buyer, which for purposes of giving any notices under, or requesting and giving consent under Section 5.01(q), Section 5.01(r) and Section 5.01(s), Company’s and Company Bank’s representative shall be Company’s Chief Executive Officer, or such other person or persons designated in writing by such Chief Executive Officer, and Buyer’s representative shall be Buyer’s Director of Mergers and Acquisitions, or such other person or persons designated in writing by such Director of Mergers and Acquisitions. Company and Company Bank will use commercially reasonable best efforts to (i) preserve its business organization intact, (ii) keep available to itself and Buyer the present services of the current officers and employees of Company and its Subsidiaries, (iii) preserve for itself and Buyer the goodwill of the customers of Company Bank and others with whom business relationships exist, and (iv) continue diligent collection efforts with respect to any delinquent loans and, to the extent within its control, not allow any material increase in delinquent loans. Without further limiting the generality of the foregoing provisions in this Section 5.01, and except as set forth in the Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by Buyer, neither Company nor any of its Subsidiaries shall, subsequent to the date of this Agreement:

(a) Stock. (i) Except as set forth in Disclosure Schedule Section 5.01(a), issue, sell, grant, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock (except for issuances of Company Common Stock upon the exercise of Company Stock Options outstanding on the date hereof and included in Disclosure Schedule Section 3.03(b)), any Rights, any award or grant under the Company Stock Plans, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as expressly permitted by this Agreement, accelerate the vesting of any existing Rights, or (iii) except as expressly permitted by this Agreement, change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any Rights issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(b) Dividends; Other Distributions. Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for (i) payments from the Company Bank to the Company, (ii) regular distributions on outstanding trust preferred securities, and (iii) payment of the regular quarterly dividend to the shareholders of the Company of no more than $0.05 per share.

(c) Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, compensatory, severance or similar agreements or arrangements with any director, officer or employee of Company or any of its Subsidiaries, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in compensation to employees in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 4% for any individual or 3% in the aggregate for all employees of Company or any of its Subsidiaries other than as disclosed on Disclosure Schedule Section 5.01(c), (ii) as may be required by Law, (iii) to satisfy contractual obligations existing or contemplated as of the date hereof, as previously disclosed to Buyer and set forth on Disclosure Schedule Section 5.01(c), and (iv) bonus payments in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such payments shall not exceed the aggregate amount set forth on Disclosure Schedule Section 5.01(c) and shall not be paid to any individual for whom such payment would be an “excess parachute payment” as defined in Section 280G of the Code.

(d) Hiring; Promotions. (i) Hire any person as an employee of Company or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $100,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business, or (ii) promote any employee, except to satisfy contractual obligations existing as of the date hereof and set forth on Disclosure Schedule Section 5.01(d), if any (provided that any requisite consent of Buyer will not be unreasonably withheld or delayed).

(e) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with respect thereto with Buyer, (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Disclosure Schedule Section 5.01(e), (iii) as previously disclosed to Buyer and set forth on Disclosure Schedule Section 5.01(e), or (iv) as may be required pursuant to the terms of this Agreement) any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Company or any of its Subsidiaries.

(f) Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof and set forth on Disclosure Schedule Section 5.01(f), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors other than compensation or business expense advancements or reimbursements in the Ordinary Course of Business.

(g) Dispositions. Except in the Ordinary Course of Business, sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties or cancel or release any indebtedness owed to Company or any of its Subsidiaries.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any portion of the assets, business, deposits or properties of any other entity, except for purchases specifically approved by Buyer pursuant to any other applicable paragraph of this Section 5.01.

(i) Capital Expenditures. Except as set forth on Disclosure Schedule Section 5.01(i), make any capital expenditures in amounts exceeding $25,000 individually, or $50,000 in the aggregate.

(j) Governing Documents. Amend Company’s Certificate of Incorporation or Bylaws or any equivalent documents of Company’s Subsidiaries.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP.

(l) Contracts. Except as set forth on Disclosure Schedule Section 5.01(l), enter into, amend, modify or terminate any Company Material Contract, Lease or Insurance Policy, except for any amendments, modifications or terminations requested by Buyer.

(m) Claims. Other than settlement of foreclosure actions in the Ordinary Course of Business, enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Company or any of its Subsidiaries of an amount which exceeds $10,000 individually or $50,000 in the aggregate and/or would impose any material restriction on the business of Company or any of its Subsidiaries.

(n) Banking Operations. Enter into any new material line of business; change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract or commitment with respect to branching or site location or branching or site relocation.

(o) Derivative Transactions. Enter into any Derivative Transaction.

(p) Indebtedness. Incur, modify, extend or renegotiate any indebtedness of Company or Company Bank or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than creation of deposit liabilities, purchases of federal funds and sales of certificates of deposit, which are in each case in the Ordinary Course of Business) (provided that any consent requested of Buyer will not be unreasonably withheld or delayed).

(q) Investment Securities. Acquire (other than (i) by way of foreclosures or acquisitions in a bona fide fiduciary capacity or (ii) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposits issued by other banks, unless Company has provided written notice to Buyer at least two (2) Business Days prior to making any such proposed acquisition, sale or disposal, nor change the classification method for any security in Company Bank’s investment portfolio from “held to maturity” to “available for sale” nor from “available for sale” to “held to maturity,” as those terms are used in ASC 320. Company and Buyer agree that notwithstanding any other provision in this Agreement to the contrary, the value of any securities acquired by Company or Company Bank pursuant to any mutual written agreement of Company and Buyer shall not be adjusted upward or downward prior to the Effective Time after their purchase or acquisition, but shall continue to be reflected at cost, in any Closing Date Mark-to-Market Valuation made as part of the Closing Securities Valuation.

(r) Deposits. Make any changes to deposit pricing (other than immaterial changes of no more than 3 basis points up or down and otherwise consistent with past practices) without first providing written notice to Buyer at least two (2) Business Days prior to making any such proposed changes.

(s) Loans. Except for loans or extensions of credit approved and/or committed as of the date hereof that are listed on Disclosure Schedule Section 5.01(s), make, renew, renegotiate, increase, extend or modify any (i) unsecured loan, (ii) loan secured by other than a first lien, (iii) loan in excess of FFIEC regulatory guidelines relating to loan to value ratios, (iv) secured loan over $500,000, (v) loan with a duration of more than eighty-four (84) months, or (vi) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of Company or any of its Subsidiaries (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $500,000, unless Company has provided written notice to Buyer at least two (2) Business Days prior to making any such proposed loan or extension of credit described in (i) through (vi) above, including a summary of the proposed terms. The limits set forth in (i) through (vi) of this Section 5.01(s) may be increased upon mutual agreement of the parties, provided such adjustments shall be memorialized in writing by all parties thereto.

(t) Investments or Developments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by Company or its Subsidiaries.

(u) Taxes. Except as required by applicable Law:

(i) make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, provided, that, for purposes of this subsection (u), “material” shall mean affecting or relating to $10,000 or more in taxes or $25,000 or more of taxable income; or

(ii) knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(v) Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Company or any of its Subsidiaries under any agreement with any Governmental Authority or under any Company Material Contract, Lease or other material agreement or material license to which Company or any of its Subsidiaries is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits.

(w) Environmental Assessments. Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International (“ASTM”) 1527-05 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.

(x) Adverse Actions. Except as expressly contemplated or permitted by this Agreement, without the prior written consent of Buyer, Company will not, and will cause each of Company Subsidiaries not to take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent or impair Company’s ability to consummate the Merger or the transactions contemplated by this Agreement, (ii) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (iii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.01(x).

(y) Capital Stock Purchase. Except for the redemption of the Treasury Warrants and as specifically contemplated in this Agreement pursuant to Section 2.02(b), directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

(z) Facilities. Except as set forth on Disclosure Schedule Section 5.01(z) or as required by Law, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by Buyer.

(aa) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.02 Covenants of Buyer.

(a) Affirmative Covenants. From the date hereof until the Effective Time, Buyer will carry on its business consistent with prudent banking practices and in compliance in all material respects with all applicable Laws.

(b) Negative Covenants. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of Company, Buyer will not, and will cause each of its Subsidiaries not to take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent or impair Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement, (ii) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (iii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.02.

Section 5.03 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use commercially reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in ARTICLE VI hereof, and shall cooperate fully with the other parties hereto to that end.

Section 5.04 Shareholder Approval.

(a) Company agrees to take, in accordance with applicable Law, the applicable rules of Nasdaq and the Certificate of Incorporation and Bylaws of Company, all action necessary to convene a special meeting of its shareholders as promptly as practicable (and in any event within sixty (60) days following the time when the Registration Statement becomes effective, subject to extension with the consent of Buyer) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby and any other matters required to be approved by Company’s shareholders in order to permit consummation of the transactions contemplated hereby (including any adjournment or postponement, the “Company Meeting”) and shall take all lawful action to solicit such approval by such shareholders. The Company shall use its commercially reasonable best efforts to obtain the Requisite Company Shareholder Approval to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Company Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Meeting are solicited in compliance with the DGCL, the Certificate of Incorporation and Bylaws of the Company, and all other applicable legal requirements. Except with the prior approval of Buyer, no other matters shall be submitted for the approval of Company shareholders at the Company Meeting other than a proposal relating to an advisory vote on executive compensation as may be required under Rule 14a-21(c) under the Exchange Act.

(b) Except to the extent provided otherwise in Section 5.09, the Company Board shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the shareholders of Company and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by the Company’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Company Recommendation”) and shall not withhold, withdraw, amend, modify, change or qualify such recommendation in a manner adverse in any respect to the interests of Buyer or take any other action or make any other public statement inconsistent with such recommendation and the Proxy Statement-Prospectus shall include the Company Recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company will not adjourn or postpone the Company Meeting unless Company is advised by counsel that failure to do so would result in a breach of the fiduciary duties of Company Board. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer.

Section 5.05 Registration Statement; Proxy Statement-Prospectus; Nasdaq Listing; Deposit of Merger Consideration.

(a) Buyer and Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the issuance of the Buyer Common Stock in the Merger (including the Proxy Statement-Prospectus and all related documents). Each of Buyer and Company agree to use commercially reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. Buyer also agrees to use commercially reasonable best efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Company’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, Company, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders.

(b) Buyer will advise Company, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) The Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each party will notify the other party promptly upon the receipt of any comments (whether written or oral) from the SEC or its staff and of any request by the SEC or its staff or any government officials for amendments or supplements to the Registration Statement, the Proxy Statement-Prospectus, or for any other filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement-Prospectus, the Merger or any other filing. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement-Prospectus or the Registration Statement, Company and Buyer shall use their commercially reasonable best efforts to promptly prepare, file with the SEC (if required under applicable Law) and mail to Company shareholders such amendment or supplement.

(d) Buyer will provide Company and its counsel with (i) a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus, and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, (ii) a reasonable opportunity to participate in any discussions or meetings with the SEC and its staff regarding the Proxy Statement-Prospectus and (iii) a copy of all such filings made with the SEC.

(e) Buyer agrees to use its commercially reasonable best efforts to cause the shares of Buyer Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(f) Buyer shall deposit with the Exchange Agent prior to the Closing Date the Merger Consideration (rounded to the nearest number of whole shares), together with cash representing the value of any fractional shares of Buyer Common Stock to be delivered to Company shareholders.

Section 5.06 Regulatory Filings; Consents.

(a) Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their respective commercially reasonable best efforts (i) to prepare all documentation (including the Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including, without limitation, the Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger in the manner contemplated herein, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by Company or any of its Subsidiaries, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or its Subsidiaries, or compel Buyer or any of its Subsidiaries to dispose of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or any of its Subsidiaries or continue any portion of any Company Regulatory Agreement against Buyer after the Merger (together, the “Burdensome Conditions”). Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of Buyer or Company to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, Buyer and Company shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

(b) The Company will use its commercially reasonable best efforts, and Buyer shall reasonably cooperate with the Company at the Company’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described on Disclosure Schedule Section 3.13(c). Each party will notify the other party promptly and shall promptly furnish the other party with copies of notices or other communications received by such party or any of its Subsidiaries of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its Subsidiaries or its representatives), (ii) subject to applicable Laws and the instructions of any Governmental Authority, any communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its Subsidiaries or its representatives) and (iii) any legal actions threatened or commenced against or otherwise affecting such party or any of its Subsidiaries that are related to the merger transactions contemplated by this Agreement (and the response thereto from such party, its Subsidiaries or its representatives). With respect to any of the foregoing, Company will consult with Buyer and its representatives as often as practicable under the circumstances so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

Section 5.07 Publicity. Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by Law or the rules and regulations of any stock exchanges. Without limiting the reach of the preceding sentence, Buyer and Company shall (i) cooperate to develop all public announcement materials; and (ii) make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other. In addition, Company and its Subsidiaries shall coordinate with Buyer regarding all communications with customers, suppliers, employees, shareholders, and the community in general related to the transactions contemplated hereby.

Section 5.08 Access; Information.

(a) Subject to applicable Laws relating to the exchange of information, Company agrees that upon reasonable notice Company shall afford Buyer and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to Company’s and Company’s Subsidiaries’ books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information relating to them as the Buyer may reasonably request and Company shall use commercially reasonable best efforts to provide any appropriate notices to employees and/or customers in accordance with applicable Law and the Company’s privacy policy and, during such period, shall from time to time furnish promptly to the Buyer all information concerning the business, properties and personnel of Company and its Subsidiaries as the Buyer may reasonably request.

(b) In addition to Buyer’s continuing right of access to Company and Company Bank’s properties, books, records and personnel set forth in Section 5.08(a), not later than five (5) Business Days prior to the Closing Date, Company shall obtain and cause to be delivered simultaneously to Company and Buyer for their respective review and approval a current valuation, as of a date not more than ten (10) Business Days prior to the Closing Date, of all securities in the investment portfolio of Company Bank. Such valuation shall initially be prepared by First Tennessee Bank, N.A. (“FTN”), and shall follow the methodology, procedures and approach consistent with those employed in the May 31, 2014 investment portfolio valuation prepared by FTN for Company and Company Bank. Neither party will discuss the valuation with FTN or attempt to influence FTN’s valuation in any way. Each party shall have one (1) Business Day after receipt to evaluate the FTN report, including the Closing Date Mark-to-Market Valuation, and either accept it or request a second valuation. If either party requests a second valuation then both Buyer and Company will jointly present a request for a second Closing Date Mark-to-Market Valuation (the “Second Valuation”) to Standard & Poor’s Securities Evaluations, Inc. (“S&P”). To the extent any of the securities in Company Bank’s investment portfolio are not valued by S&P, a third nationally recognized valuation service to be selected by mutual agreement of the parties shall value those specific securities, such valuation to comprise part of the Second Valuation. If the resulting Closing Date Mark-to-Market Valuation arrived at using the Second Valuation differs from the resulting Closing Date Mark-to-Market Valuation determined using the FTN valuation by one percent (1%) or less, the resulting Closing Date Mark-to-Market valuation provided by FTN will be used by the parties in connection with the Closing of the transactions contemplated by this Agreement. If the resulting Closing Date Mark-to-Market Valuation arrived at using the Second Valuation differs from the resulting Closing Date Mark-to-Market Valuation using the FTN valuation by more than one percent (1%), the mean average of the Closing Date Mark-to-Market Valuations in the FTN valuation and the Second Valuation will be used by the parties in connection with the Closing of the transactions contemplated by this Agreement. The (i) FTN Closing Date Mark-to-Market Valuation or (ii) mean average of such valuation and the Closing Date Mark-to-Market Valuation contained as part of the Second Valuation, whichever is applicable, is referred to in this Agreement as the “Closing Securities Valuation.”

(c) No investigation by Buyer or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of Company or Company Bank set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated hereby.

Section 5.09 No Solicitation by Company; Superior Proposals.

(a) The Company shall not, and shall cause its Subsidiaries and each of their respective officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of the Company or any of the Company’s Subsidiaries (collectively, the “Company Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Buyer) any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which the Company is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. The Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.

For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of the Company or any of its Subsidiaries; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 20% or more of the votes attached to the outstanding securities of the Company or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Company or Company Bank, the shareholders of such third party) acquiring, directly or indirectly, more than 75% of the outstanding Company Common Stock or more than 75% of the assets of Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities and (ii) that Company Board reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Acquisition Proposal, and (B) taking into account any changes to this Agreement proposed by Buyer in response to such Acquisition Proposal, as contemplated by paragraph (c) of this Section 5.09, and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the person making such proposal, is more favorable to the shareholders of Company from a financial point of view than the Merger.

(b) Notwithstanding Section 5.09(a) or any other provision of this Agreement, prior to the date of the Company Meeting, the Company may take any of the actions described in clause (ii) of Section 5.09(a) if, but only if, (i) the Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.09; (ii) the Company Board reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable Law; (iii) the Company has provided Buyer with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, the Company receives from such Person a confidentiality agreement with terms no less favorable to the Company than those contained in the confidentiality agreement with Buyer. The Company shall promptly provide to Buyer any non-public information regarding the Company or its Subsidiaries provided to any other Person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

(c) The Company shall promptly (and in any event within 24 hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement). The Company agrees that it shall keep Buyer informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Company Board nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger), the Company Recommendation, fail to reaffirm the Company Recommendation within five (5) Business Days following a request by Buyer, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause the Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.09(b)) or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 5.09(d), prior to the date of the Company Meeting, the Company Board may withdraw, qualify, amend or modify the Company Recommendation (a “Company Subsequent Determination”) after the fifth (5th) Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from the Company advising Buyer that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.09) constitutes a Superior Proposal if, but only if, (i) the Company Board has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable Law, (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), the Company and the Company Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 5.09(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 5.09(e), except that the Notice Period shall be reduced to three (3) Business Days.

(f) Notwithstanding any Company Subsequent Determination, this Agreement shall be submitted to the Company’s shareholders at the Company Meeting for the purpose of voting on the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the Company Board shall have made a Company Subsequent Determination, then the Company Board may submit this Agreement to the Company’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the Company Board may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Proxy Statement-Prospectus or an appropriate amendment or supplement thereto.

(g) Nothing contained in this Section 5.09 shall prohibit the Company or the Company Board from complying with the Company’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the Company Recommendation unless the Company Board reaffirms the Company Recommendation in such disclosure.

Section 5.10 Indemnification.

(a) For a period of six (6) years from and after the Effective Time, and in any event subject to the provisions of Section 5.10(b)(iv), Buyer shall indemnify and hold harmless the present and former directors and officers of Company and Company Bank (the “Indemnified Parties”), against all costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of actions or omissions of such persons in the course of performing their duties for Company or Company Bank occurring at or before the Effective Time (including the transactions contemplated by this Agreement) (each a “Claim”), to the same extent as such persons have the right to be indemnified pursuant to the Certificate of Incorporation and Bylaws of Company or Company Bank, in effect on the date of this Agreement, to the extent permitted by applicable Law.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.10 shall promptly notify Buyer upon learning of any Claim, provided that failure to so notify shall not affect the obligation of Buyer under this Section 5.10, unless, and only to the extent that, Buyer is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether asserted or claimed prior to, at or after the Effective Time), (i) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) Buyer shall not be liable for any settlement effected without its prior written consent and (iv) Buyer shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations, whether or not related to banking Laws.

(c) For a period of six (6) years following the Effective Time, Buyer will use its commercially reasonable best efforts to provide director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of Company or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as that coverage currently provided by Company; provided that if Buyer is unable to maintain or obtain the insurance called for by this Section 5.10, Buyer will provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.10(c)); and provided, further, that officers and directors of Company or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall Buyer be required to expend for such tail insurance a premium amount in excess of an amount equal to 200% of the annual premiums paid by the Company for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, Buyer shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.

(d) If Buyer or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of Buyer and its Subsidiaries shall assume the obligations set forth in this Section 5.10.

Section 5.11 Employees; Benefit Plans.

(a) All Company Employees to whom Buyer in its sole discretion offers employment at or prior to the Effective Time shall be retained as “at will” employees after the Effective Time as employees of Buyer Bank so long as such Company Employees accept the terms and conditions of employment specified by Buyer; provided, that continued retention by Buyer Bank of such employees subsequent to the Effective Time shall be subject to Buyer Bank’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance. In addition, Company and Company Bank agree, upon Buyer’s reasonable request, to facilitate discussions between Buyer and Company Employees a reasonable time in advance of the Closing Date regarding employment, consulting or other arrangements to be effective prior to or following the Effective Time. Prior to the Effective Time, any interaction between Buyer and Company Employees shall be coordinated by Company or Company Bank.

(b) Company Employees (other than those listed on Disclosure Schedule Section 5.11 who are parties to an employment, change of control or other type of agreement which provides for severance) as of the date of the Agreement who remain employed by Company or any of its Subsidiaries as of the Effective Time and whose employment is terminated by Buyer or Buyer Bank (absent termination for cause as determined by the employer) within one hundred eighty (180) days after the Effective Time shall receive severance pay in accordance with Buyer’s standard practices (which may include a severance agreement and general release of claims to be provided by the terminated employee) equal to one (1) week of base weekly pay for each completed year of employment service commencing with any such employee’s most recent hire date with Company or any of its Subsidiaries and ending with such employee’s termination date with Buyer, with a minimum payment equal to two (2) weeks of base pay and a maximum payment equal to twelve (12) weeks of base pay. Subject to the terms and execution of the severance agreement and general release of claims by such employee, such severance payment will be made in accordance with the terms stated in the severance document and such severance payments will be in lieu of any severance pay plans that may be in effect at Company or any of its Subsidiaries prior to the Effective Time. No officer or employee of Company or any of its Subsidiaries is, or shall be, entitled to receive duplicative severance payments and benefits under (i) an employment or severance agreement; (ii) a severance or change of control plan; (iii) this Section 5.11; or (iv) any other program or arrangement.

(c) Except as otherwise provided in this Agreement, not later than ten (10) Business Days prior to the Closing Date, Company shall take all action required to (i) cause any Company Benefit Plan that has liabilities in respect of its participants, to be fully funded to the extent necessary to pay out all required benefits, (ii) terminate all such plans effective as of Closing and (iii) commence the process to pay out any vested benefits thereunder to participating and eligible Company Employees in such form or forms as Company or Company Bank elects and as permitted or required under applicable Law. Distributions of benefits under any profit sharing plan of the Company or Company Bank shall occur in accordance with such plan’s terms, and a participant in such plan will be allowed to take, at the participant’s option: (x) a direct distribution from such plan, (y) a rollover to an Individual Retirement Account, or (z) a rollover to a tax qualified retirement plan of Buyer or Buyer Bank to the extent the plan sponsored by Buyer or Buyer Bank accepts rollover contributions, if such participant is employed by Buyer or Buyer Bank.

(d) Company Employees who are retained by Buyer or Buyer Bank shall be entitled to participate in Buyer Benefit Plans to the same extent as similarly-situated employees of Buyer or Buyer Bank (it being understood that inclusion of Company Employees in the Buyer Benefit Plans may occur at different times with respect to different plans). To the extent feasible under any of such plans, Company Employees shall be given credit for prior service or employment with Company or Company Bank and eligible for any increased benefits under such plans that would apply to such employees as if they had been eligible for such benefits as of the Effective Time, based on the length of service or employment with Company or Company Bank. With regard to insured Buyer Benefit Plans, applicable waiting periods may apply. Notwithstanding the foregoing, Buyer may amend or terminate any Buyer Benefit Plan at any time in its sole discretion.

(e) If employees of Company or any of its Subsidiaries become eligible to participate in a medical, dental or health plan of Buyer or Buyer Bank upon termination of such plan of Company or any of its Subsidiaries, Buyer shall use commercially reasonable best efforts to cause each such plan to (i) waive any pre-existing condition limitations to the extent such conditions are covered under the applicable medical, health, or dental plans of Buyer or Buyer Bank, (ii) subject to approval from Buyer’s insurance carrier, provide full credit under such plans for any deductible incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation, and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous plan prior to the Effective Time for the plan year in which the Effective Time occurs.

(f) Except to the extent otherwise expressly provided in this Section 5.11, Buyer shall honor, and Buyer shall be obligated to perform, all employment, severance, deferred compensation, retirement or “change-in-control” agreements, plans or policies of Company or Company Bank, but only if such obligations, rights, agreements, plans or policies are set forth in Disclosure Schedule Section 5.11. Buyer acknowledges that the consummation of the Merger and Bank Merger will constitute a “change-in-control” of Company and Company Bank for purposes of any benefit plans, agreements and arrangements of Company and Company Bank. Nothing herein shall limit the ability of Buyer or Buyer Bank to amend or terminate any of the Company Benefit Plans or Buyer Benefit Plans in accordance with their terms at any time, subject to vested rights of employees and directors that may not be terminated pursuant to the terms of such Company Benefit Plans.

(g) Nothing in this Section 5.11, expressed or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11. Without limiting the foregoing, no provision of this Section 5.11 will create any third party beneficiary rights in any current or former employee, director or consultant of Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter. Nothing in this Section 5.11 is intended (i) to amend any Company Benefit Plan or any Buyer Benefit Plan, (ii) interfere with Buyer’s right from and after the Closing Date to amend or terminate any Company Benefit Plan that is not terminated prior to the Effective Time or Buyer Benefit Plan, (iii) interfere with Buyer’s right from and after the Effective Time to terminate the employment or provision of services by any director, employee, independent contractor or consultant or (iv) interfere with Buyer’s indemnification obligations set forth in Section 5.10.

(h) Prior to the Effective Time, all unvested Company Restricted Shares granted under the Company Stock Plans shall vest in full so as to no longer be subject to any forfeiture or vesting requirements pursuant to the terms of the Company Stock Plans, and all such Company Restricted Shares shall be considered outstanding shares of Company Common Stock for all purposes of this Agreement, including, without limitation, for purposes of the right to receive the Merger Consideration with respect thereto and the Company Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions as may be required to effect the foregoing prior to the Effective Time.

(i) On the Business Day immediately preceding the Closing Date, the Company shall (i) terminate and cancel each issued and outstanding Company Stock Option and Company SAR and (ii) pay each holder thereof a cash payment equal to the difference between the per share exercise price, as set forth in such holder’s award agreement with respect to such Company Stock Option or Company SAR, and the Company Stock Price. Except as otherwise provided in this Agreement with respect to Company Restricted Shares, Company shall take all requisite action so that, prior to the Effective Time, each Company Stock Option, Company SAR or other Right, contingent or accrued, to acquire or receive Company Common Stock or benefits measured by the value of such shares, and each award of any kind consisting of Company Common Stock that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans, or otherwise, will be terminated and cancelled. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt any resolutions and take any actions (including obtaining any consents) that may be necessary to effectuate the foregoing prior to the Effective Time.

Section 5.12 Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its or its respective Subsidiaries’ representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), Company will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to any Disclosure Schedule or provision of information relating to the subject matter of any Disclosure Schedule after the date of this Agreement shall operate to cure any breach of a representation or warranty made herein or have any effect for the purpose of determining satisfaction of the conditions set forth in Section 6.02(a) or Section 6.03(b) hereof, as the case may be, or compliance by Buyer or Company with the respective covenants and agreements of such parties set forth herein.

Section 5.13 Current Information. During the period from the date of this Agreement to the Effective Time, each of Company and Buyer will cause one or more of its designated representatives to confer on a regular and frequent basis (not less than weekly) with representatives of the other party and to report the general status of the ongoing operations of Company and its Subsidiaries and Buyer and its Subsidiaries, respectively. Without limiting the foregoing, Company agrees to provide to Buyer (i) a copy of each report filed by Company or any of its Subsidiaries with a Governmental Authority within one (1) Business Day following the filing thereof and (ii) by 10:00 a.m., Central Time, on each Business Day, a copy of Company’s daily statement of condition and daily profit and loss statement for the preceding Business Day.

Section 5.14 Board Packages. Company shall distribute a copy of any Company or Company Bank board package, including the agenda and any draft minutes, to Buyer via secure email or similar electronic means at the same time in which it distributes a copy of such package to the board of directors of Company or Company Bank; provided, however, that Company shall not be required to copy Buyer on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any other matter that Company’s or Company Bank’s board of directors has been advised by counsel that such distribution to Buyer may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in a waiver of the Company’s attorney-client privilege.

Section 5.15 Transition; Informational Systems Conversion. From and after the date hereof, Buyer and Company shall use their commercially reasonable best efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Informational Systems Conversion”) to those used by Buyer, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of Company and each of its Subsidiaries; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by Company and each of its Subsidiaries in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. Buyer shall promptly reimburse Company on request for any reasonable out-of-pocket fees, expenses or charges that Company may incur as a result of taking, at the request of Buyer, any action prior to the Effective Time to facilitate the Informational Systems Conversion.

Section 5.16 Access to Customers and Suppliers. From and after the date hereof, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. In addition, after satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b), the Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to customers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. Any interaction between Buyer and Company’s and any of its Subsidiaries’ customers and suppliers shall be coordinated by Company. Company shall have the right to participate in any discussions between Buyer and Company’s customers and suppliers.

Section 5.17 Environmental Assessments.

(a) Upon Buyer’s request, and to the extent that Company or any of its Subsidiaries does not have reasonably current Phase I reports meeting the standards described below already in its possession, Company shall cooperate with and grant access to an environmental consulting firm selected and paid for by Company and reasonably acceptable to Buyer (the “Environmental Consultant”), during normal business hours (or at such other times as may be agreed to by Company), to any property set forth on Disclosure Schedule Section 3.31(a), for the purpose of conducting an ASTM Phase I and an asbestos and lead base paint survey, as it relates to providing an environmental site assessment to determine whether any such property may be impacted by a “recognized environmental condition,” as that term is defined by ASTM. Each Phase I (including the asbestos and lead base paint surveys) shall be delivered in counterpart copies to Buyer and Company, and will include customary language allowing both Buyer and Company to rely upon its findings and conclusions. The Environmental Consultant will provide a draft of any Phase I to Company and Buyer for review and comment prior to the finalization of such report.

(b) To the extent the final version of any Phase I identifies any “recognized environmental condition,” Company shall cooperate with and grant access to the Environmental Consultant, during normal business hours (or at such other times as may be agreed by Company), to the property covered by such Phase I for the purpose of conducting a Phase II limited site assessment, including subsurface investigation of soil, soil vapor, and groundwater, designed to further investigate and evaluate any “recognized environmental condition” identified in the Phase I, the cost of which shall be shared equally between Buyer and Company.

(c) Where any Phase I, asbestos or lead base paint survey identifies the presence or potential presence of radon, asbestos containing materials, mold, microbial matter, or polychlorinated biphenyls (“Non-scope Issues”), Company shall cooperate with and grant access to the Environmental Consultant, during normal business hours (or at such other times as may be agreed by Company) to the property covered by such Phase I, for the purpose of conducting surveys and sampling of indoor air and building materials designed to investigate such identified Non-scope Issue, paid for by Company.

(d) Any work conducted by the Environmental Consultant pursuant to subsections (b) and (c) (“Additional Environmental Assessment”) will be pursuant to a scope of work prepared by the Environmental Consultant and reasonably acceptable to Company and Buyer. The reports of any Additional Environmental Assessment will be given directly to Buyer and to Company by the Environmental Consultant.

(e) To the extent that Buyer identified any past or present events, conditions or circumstances that would require further investigation, remedial or cleanup action under Environmental Laws, the Company shall use commercially reasonable best efforts to take and complete any such reporting, remediation or other response actions prior to Closing; provided, however, that, to the extent any such response actions have not been completed prior to Closing (“Unresolved Response Action”), the Company shall include the after-tax amount of the costs expected to be incurred by the Surviving Entity on or after the Closing Date, as determined by an independent third party with recognized expertise in environmental clean-up matters, to fully complete all Unresolved Response Actions in determining its Closing Consolidated Net Book Value.

Section 5.18 Certain Litigation. In the event that any shareholder litigation related to this Agreement or the Merger and the other transactions contemplated by this Agreement is brought, or, to Company’s Knowledge, threatened, against Company and/or the members of the Company Board prior to the Effective Time, Company shall give Buyer the opportunity to participate, at its own cost and expense, in the defense or settlement of such litigation, and no such settlement shall be agreed to without Buyer’s prior written consent (not to be unreasonably withheld). Company shall promptly notify Buyer of any such shareholder litigation brought, or threatened, against Company and/or members of the Company Board within two (2) Business Days after Company receives notice of any such claim or threat, and shall keep Buyer reasonably informed with respect to the status thereof.

Section 5.19 Director Resignations. Company shall use commercially reasonable best efforts to cause to be delivered to Buyer resignations of all the directors of Company and its Subsidiaries, such resignations to be effective as of the Effective Time.

Section 5.20 Coordination.

(a) Prior to the Effective Time, Company and its Subsidiaries shall take any actions Buyer may reasonably request from time to time to better prepare the parties for integration of the operations of Company and Company Bank with Buyer and Buyer Bank, respectively. Without limiting the foregoing, senior officers of Company and Buyer shall meet from time to time as Buyer may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of Company and its Subsidiaries, and Company shall give due consideration to Buyer’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time. Company shall permit representatives of Buyer Bank to be onsite at Company to facilitate integration of operations and assist with any other coordination efforts as necessary.

(b) Upon Buyer’s reasonable request, prior to the Effective Time and consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations, each of Company and its Subsidiaries shall modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied, on a basis that is consistent with that of Buyer. In order to promote a more efficient and orderly integration of operation of Company Bank with Buyer Bank, from the date of execution of this Agreement and prior to the Effective Time, as more particularly set forth in and subject to the provisions of Section 5.01(q), Company shall use commercially reasonable best efforts to cause Company Bank to sell or otherwise divest itself of such investment securities and loans as are identified by Buyer and agreed to in writing between Company and Buyer from time to time prior to the Closing Date, such identification to include a statement as to Buyer’s business reasons for such divestitures. Notwithstanding the foregoing, no such modifications, changes or divestitures of the type described in this Section 5.20(b) need be made prior to the satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b).

(c) Company shall, consistent with GAAP and regulatory accounting principles, use its commercially reasonable best efforts to adjust, at Buyer’s reasonable request, internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act, provided, however, that no such adjustments need be made prior to the satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b).

(d) Prior to the Effective Time, Company and its Subsidiaries shall take any actions Buyer may reasonably request in connection with negotiating any amendments, modifications or terminations of any Leases or Company Material Contracts that Buyer may request, including but not limited to, actions necessary to cause any such amendments, modifications or terminations to become effective prior to, or immediately upon, the Closing, and shall cooperate with Buyer and use commercially reasonable best efforts to negotiate specific provisions that may be requested by Buyer in connection with any such amendment, modification or termination.

(e) Subject to Section 5.20(b), Buyer and Company shall cooperate (i) to minimize any potential adverse impact to Buyer under Financial Accounting Standards Board Accounting Standards Codification Topic 805 (Business Combinations), and (ii) to maximize potential benefits to the Buyer and its Subsidiaries under Code Section 382 in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations.

(f) Company shall use its commercially reasonable best efforts to cause the Employment Agreements to be executed and delivered at the Closing by the individuals identified on Disclosure Schedule Section 5.20(f).

(g) Buyer and Company agree to take all action necessary and appropriate to cause Company Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the Plan of Bank Merger immediately following the Effective Time or as promptly as practicable thereafter.

Section 5.21 Transactional Expenses. Company has provided in Disclosure Schedule Section 3.36 a reasonable good faith estimate of costs and fees that Company and its Subsidiaries expect to pay to retained representatives in connection with the transactions contemplated by this Agreement (collectively, “Company Expenses”). Company shall use its commercially reasonable best efforts to cause the aggregate amount of all Company Expenses to not exceed the total expenses disclosed in Disclosure Schedule Section 3.36. Company shall promptly notify Buyer if or when it determines that it expects to exceed its budget for Company Expenses. Notwithstanding anything to the contrary in this Section 5.21, Company shall not incur any investment banking, brokerage, finders or other similar financial advisory fees in connection with the transactions contemplated by this Agreement other than those expressly set forth in Disclosure Schedule Section 3.36.

Section 5.22 Assumption by Buyer of Certain Obligations. At or before the Closing, Buyer shall deliver agreements or supplemental indentures as required and in a form reasonably satisfactory to Company, as of the Effective Time, in order to assume expressly the due and punctual performance and observance of each and every covenant, agreement and condition (insofar as such covenant, agreement or condition is to be performed and observed by the Company or any of its Subsidiaries) of the indentures, trust agreements and guarantee agreements entered into by Company or any of its Subsidiaries. Disclosure Schedule Section 5.22 lists all of the indentures, trust agreements and guarantee agreements entered into by Company or any of its Subsidiaries.

Section 5.23 Confidentiality.

(a) Prior to the execution of this Agreement and prior to the consummation of the Merger, each of the Company and Buyer, and their respective subsidiaries, affiliates, officers, directors, agents, employees, consultants and advisors (collectively, the “Representatives”) have provided and will provide one another with information which may be deemed by the party providing the information (the “Disclosing Party”) to be non-public, proprietary and/or confidential, including but not limited to trade secrets (collectively, “Confidential Information”) of the Disclosing Party. Each of the Company and Buyer agrees that as the party receiving the Confidential Information (the “Receiving Party”), it will hold confidential and protect all Confidential Information provided to it by the Disclosing Party or its Representatives, except that the obligations contained in this Section 5.23(a) shall not in any way restrict the rights of either the Company or Buyer to use information that: (i) is or becomes available to the public other than by breach of this Agreement by the Receiving Party or its Representatives; (ii) becomes lawfully available to the Receiving Party on a non-confidential basis from a third party who is not under an obligation of confidentiality to the Disclosing Party or subject to a legal or fiduciary obligation with respect to such information; (iii) has been independently developed by the Receiving Party without violating any of its obligations under this Agreement; or (iv) is provided by either the Company or Buyer for disclosure concerning such party in the Proxy Statement/Prospectus or the Registration Statement. If this Agreement is terminated prior to the Closing, each party hereto agrees to return all documents, statements and other written materials, whether or not confidential, and all copies thereof, provided to it by or on behalf of the other party to this Agreement. The provisions of this Section 5.23(a) shall survive termination, for any reason whatsoever, of this Agreement, and, without limiting the remedies of the parties hereto in the event of any breach of this Section 5.23(a), each of the parties will be entitled to seek injunctive relief against the other party in the event of a breach or threatened breach of this Section 5.23(a).

(b) Notwithstanding anything herein or any other agreement between the parties to the contrary, any party to this Agreement (and any Representative of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that neither party nor any of its Representatives shall disclose any information relating to such tax treatment or tax structure to the extent nondisclosure is necessary in order to comply with applicable securities or tax laws.

(c) To the extent that any Confidential Information includes materials subject to the attorney-client privilege, the Disclosing Party is not waiving, and shall not be deemed to have waived or diminished, its attorney work-product protections, attorney-client privileges or similar protections and privileges as a result of disclosing any Confidential Information (including any Confidential Information relating to pending or threatened litigation) to the Receiving Party or any of its Representatives.

(d) For the avoidance of doubt, no investigation by either of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

(e) To the extent that the provisions of this Section 5.23 are in conflict with any of the terms of either that certain Confidentiality Agreement between the Company and Buyer dated April 9, 2014 or that certain Confidentiality and Nondisclosure Agreement between the Company and Buyer dated as of June 12, 2014, the terms and provisions set forth in this Section 5.23 shall prevail.

Section 5.24 Treasury Warrant Redemption. The Company shall use commercially reasonable best efforts to redeem the Treasury Warrants on or prior to the second (2nd) Business Day after either the Company Meeting or receipt of all Regulatory Approvals, whichever is later.

Section 5.25 Section 16 Matters. Prior to the Effective Time, the Company shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act any disposition of equity securities of the Company (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of the Company who is subject to Section 16 of the Exchange Act in order to exempt such dispositions under Rule 16b-3.

Section 5.26 Exchange Matters. Prior to the Closing Date, Company shall cooperate with Buyer and use commercially reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.27 Dividends. Company and Buyer shall coordinate the declaration, setting of record dates and payment dates of dividends on shares of Company Common Stock and Buyer Common Stock, it being the intention that holders of shares of Company Common Stock do not receive dividends with respect to both shares of Company Common Stock and shares of Buyer Common Stock received in the Merger in respect of the calendar quarter in which the Closing Date occurs or fail to receive one dividend on either shares of Company Common Stock or shares of Buyer Common Stock received in the Merger in respect of such calendar quarter.

Section 5.28 Trust Preferred Securities. Upon the Effective Time, Buyer shall assume the due and punctual performance and observance of the covenants to be performed by Company under the indentures and guarantee agreements listed on Disclosure Schedule Section 5.28 relating to the Trust Preferred Issues, and the due and punctual payment of the principal of and premium, if any, and interest on the Trust Preferred Issues. In connection therewith, Company and Buyer shall execute and deliver any supplemental indentures or other documents required to make such assumptions effective and shall provide any opinion of counsel to the trustee thereof if requested.

Section 5.29 Tax Matters. The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income Tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Buyer and Company shall use commercially reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Shareholder Vote. This Agreement and the transactions contemplated hereby shall have received the Requisite Company Shareholder Approval at the Company Meeting.

(b) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the Merger and the Bank Merger in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated. None of such Regulatory Approvals shall impose any term, condition or restriction upon Buyer or any of its Subsidiaries that Buyer reasonably determines is a Burdensome Condition.

(c) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

(e) Tax Opinions Relating to the Merger. Buyer and Company, respectively, shall have received opinions from Kutak Rock LLP and Harris Beach PLLC, respectively, each dated as of the Closing Date, in substance and form reasonably satisfactory to Company and Buyer to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering their opinions, Kutak Rock LLP and Harris Beach PLLC may require and rely upon representations as to certain factual matters contained in certificates of officers of each of Company and Buyer, in form and substance reasonably acceptable to such counsel.

Section 6.02 Conditions to Obligations of Company. The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Company shall have received a certificate dated as of the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer to such effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date except where the failure of the performance of, or compliance with, such obligation has not had and does not have a Material Adverse Effect on Buyer, and Company shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and the Chief Financial Officer to such effect.

(c) Other Actions. Buyer shall have furnished Company with such certificates of its officers and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and this Section 6.02 as Company may reasonably request.

(d) No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Buyer being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

Section 6.03 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger also are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a) Company Common Stock. The number of shares of Company Common Stock outstanding as of the Closing Date of this Agreement shall not exceed 22,026,190 shares (plus up to 332,596 shares of Company Common Stock that may be issued upon exercise of Company Stock Options outstanding as of the date hereof).

(b) Representations and Warranties. The representations and warranties of Company and its Subsidiaries set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Buyer shall have received a certificate dated as of the Closing Date, signed on behalf of Company and its Subsidiaries by Company’s Chief Executive Officer and Chief Financial Officer, or equivalent officer performing the duties of a chief financial officer, to such effect.

(c) Performance of Obligations of Company. Company and Company Bank shall have performed and complied with all of their respective obligations under this Agreement in all material respects at or prior to the

Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by Company’s Chief Executive Officer and Chief Financial Officer and signed on behalf of Company Bank by the Chief Executive Officer, Chief Financial Officer and the President of Company Bank, to such effect.

(d) Plan of Bank Merger. The Plan of Bank Merger shall have been executed and delivered concurrently with or immediately following approval of the Merger by Company’s shareholders at the Company Meeting.

(e) Other Actions. Company’s and Company Bank’s board of directors shall have approved this Agreement and the transactions contemplated herein and shall not have (i) withheld, withdrawn or modified (or publicly proposed to withhold, withdraw or modify), in a manner adverse to Buyer, the Company Recommendation referred to in Section 5.04, (ii) approved or recommended (or publicly proposed to approve or recommend) any Acquisition Proposal, or (iii) allowed Company or any Company Representative to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any Acquisition Proposal. Company and Company Bank shall have furnished Buyer with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Section 6.01 and this Section 6.03 as Buyer may reasonably request.

(f) No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Company being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.

(g) Agreements with Certain Individuals. The Employment Agreements shall have been executed and delivered at the Closing by the individuals identified in Disclosure Schedule Section 5.20(f).

(h) Treasury Warrants. The Treasury Warrants shall have been redeemed by the Company on or prior to the second (2nd) Business Day after either the Company Meeting or receipt of all Regulatory Approvals, whichever is later.

Section 6.04 Frustration of Closing Conditions. Neither Buyer nor Company may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable best efforts to consummate any of the transactions contemplated hereby, as required by and subject to Section 5.03.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent, in writing, of Buyer and Company if the board of directors of Buyer and the board of directors of Company each so determines by vote of a majority of the members of its entire board.

(b) No Regulatory Approval. By Buyer or Company, if either of their respective boards of directors so determines by a vote of a majority of the members of its entire board, in the event any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c) No Shareholder Approval. By either Buyer or Company (provided in the case of Company that it shall not be in breach of any of its obligations under Section 5.04), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

(d) Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been (i) with respect to representations and warranties set forth in this Agreement that are not qualified by the term “material” or do not contain terms such as “Material Adverse Effect”, a material breach of any of such representations or warranties by the other party and (ii) with respect to representations and warranties set forth in this Agreement that are qualified by the term “material” or contain terms such as “Material Adverse Effect”, any breach of any of such representations or warranties by the other party; which breach is not cured prior to the earlier of (y) thirty (30) days following written notice to the party committing such breach from the other party hereto or (z) two (2) Business Days prior to the Termination Date, or which breach, by its nature, cannot be cured prior to the Closing.

(e) Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured prior to the earlier of (i) thirty (30) days following written notice to the party committing such breach from the other party hereto or (ii) two (2) Business Days prior to the Termination Date, or which breach, by its nature, cannot be cured prior to the Closing.

(f) Delay. It being understood that the parties shall use good faith efforts to submit regulatory filings in a timely manner, by either Buyer or Company if the Merger shall not have been consummated on or before May 31, 2015 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(g) Failure to Recommend; Etc. In addition to and not in limitation of Buyer’s termination rights under Section 7.01(e), by Buyer if (i) there shall have been a material breach of Section 5.09, or (ii) the Company Board (A) withdraws, qualifies, amends, modifies or withholds the Company Recommendation, or makes any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation), (B) materially breaches its obligation to call, give notice of and commence the Company Meeting under Section 5.04, (C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within five (5) Business Days of being requested to do so by Buyer, (E) fails to publicly reconfirm the Company Recommendation within five (5) Business Days of being requested to do so by Buyer, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.

(h) Failure to Redeem Treasury Warrants. In addition to and not in limitation of Buyer’s termination rights under Section 7.01(e), by Buyer if the Treasury Warrants are outstanding and not redeemed by the Company on or prior to the second (2nd) Business Day after either the Company Meeting or receipt of all Regulatory Approvals, whichever is later.

Section 7.02 Termination Fee; Liquidated Damages.

(a) In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger, in the event Buyer terminates this Agreement pursuant to Section 7.01(g), Company shall pay to Buyer a termination fee equal to $7.9 million, by wire transfer of immediately available funds within two (2) Business Days after receipt of Buyer’s notification of such termination.

(b) The parties hereto agree and acknowledge that if Buyer terminates this Agreement pursuant to Section 7.01(d) or Section 7.01(e) by reason of Company’s or Company Bank’s material breach of the provisions of this Agreement contemplated by Section 7.01(d) or Section 7.01(e) that is not timely cured as provided in such sections, or if Buyer terminates this Agreement pursuant to Section 7.01(h), the actual damages sustained by Buyer, including the expenses incurred by Buyer preparatory to entering into this Agreement and in connection with the performance of its obligations under this Agreement, would be significant and difficult to ascertain, gauged by the circumstances existing at the time this Agreement is executed, and that in lieu of Buyer being required to pursue its damage claims in costly litigation proceedings in such event, the parties agree that Company shall pay a reasonable estimate of the amount of such damages, which the parties agree is the sum of $1,750,000 (the “Liquidated Damages Payment”), as liquidated damages to Buyer, which payment is not intended as a penalty, within two (2) Business Days after Buyer’s notification of such termination.

(c) Company and Buyer each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Buyer would not enter into this Agreement; accordingly, if Company fails promptly to pay any amounts due under this Section 7.02, Company shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of Buyer (including reasonable legal fees and expenses) in connection with such suit.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that if this Agreement is terminated by Buyer pursuant to Section 7.01(d), Section 7.01(e), Section 7.01(g) or Section 7.01(h) and if Company pays or causes to be paid to Buyer or to Buyer Bank the termination fee in accordance with Section 7.02(a), or, if applicable, the Liquidated Damages Payment in accordance with Section 7.02(b), Company (or any successor in interest of Company) will not have any further obligations or liabilities to Buyer or Buyer Bank with respect to this Agreement or the transactions contemplated by this Agreement.

Section 7.03 Effect of Termination. Except as set forth in Section 7.02(d), termination of this Agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

ARTICLE VIII

DEFINITIONS

Section 8.01 Definitions. The following terms are used in this Agreement with the meanings set forth below:

“2007 Company Stock Options” means each outstanding Company Stock Option having an exercise price of $17.10.

“ABCA” means the Arkansas Business Corporation Act of 1987, as amended.

“Acquisition Proposal” has the meaning set forth in Section 5.09(a).

“Acquisition Transaction” has the meaning set forth in Section 5.09(a).

“Additional Environmental Assessment” has the meaning set forth in Section 5.17(d).

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Articles of Bank Merger” has the meaning set forth in Section 1.05(b).

“Articles of Merger” has the meaning set forth in Section 1.05(a).

“ASC 320” means GAAP Accounting Standards Codification Topic 320.

“ASTM” has the meaning set forth in Section 5.01(w).

“Award Payment” means the cash amount payable to each holder of any outstanding Company Stock Option or Company SAR, as the case may be, equal to the amount by which the Company Stock Price exceeds the per share exercise price, as set forth in such holder’s award agreement with respect to such Company Stock Option or Company SAR, and any additional payments made by the Company to holders of Company Stock Options in connection with terminating any outstanding Company Stock Options prior to Closing.

“Bank Merger” has the meaning set forth in the recitals.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

“Book-Entry Shares” means any non-certificated shares which immediately prior to the Effective Time represent shares of Company Common Stock.

“Burdensome Conditions” has the meaning set forth in Section 5.06(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of New York are authorized or obligated to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Articles” has the meaning set forth in Section 4.02(a).

“Buyer Average Stock Price” means the average closing sale price of a share of Buyer Common Stock on Nasdaq, as reported by Bloomberg L.P. for the ten (10) consecutive trading days ending on the fifth (5th) Business Day prior to the Closing Date, rounded to the nearest whole cent; provided, that the Buyer Average Stock Price shall be not less than $23.95 nor greater than $39.91, in either of which case the Exchange Ratio shall be fixed based upon such upper or lower level, as the case may be.

“Buyer Bank” has the meaning set forth in the preamble to this Agreement.

“Buyer Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements (i) covering current or former employees of Buyer or any of its Subsidiaries, (ii) covering current or former directors of Buyer or any of its Subsidiaries, or (iii) with respect to which Buyer or any Subsidiary has or may have any liability or contingent liability (including liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans.

“Buyer Bylaws” has the meaning set forth in Section 4.02(a).

“Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer.

“Buyer Reports” has the meaning set forth in Section 4.06(a).

“Certificate” means any certificate which immediately prior to the Effective Time represents shares of Company Common Stock.

“Certificate of Merger” has the meaning set forth in Section 1.05(a).

“Claim” has the meaning set forth in Section 5.10(a).

“Closing” and “Closing Date” have the meanings set forth in Section 1.05(c).

“Closing Consolidated Net Book Value” means the unaudited consolidated net shareholders’ equity of Company as of the Determination Date, determined in accordance with GAAP, but without giving effect to the after tax impact of the following items: (i) any negative provision for loan and lease losses for the period between May 31, 2014 and the Determination Date, which provision would otherwise have the effect of decreasing the allowance for loan and lease losses; provided, however, any negative provision resulting from the resolution of a loan for which a specific allowance for loan and lease losses has been calculated as of May 31, 2014 and which specific allowance is set forth on Disclosure Schedule Section 8.01(a) hereto, where the resolution creates a reduction of such specific calculated allowance in excess of the loss actually incurred on the loan, shall be reflected in the Closing Consolidated Net Book Value; (ii) any of the actions or changes taken only to comply with coordination procedures pursuant to Section 5.20 which would otherwise not have been taken or required to be taken; (iii) any deferred income tax valuation allowance taken against Company’s deferred tax assets between May 31, 2014 and the Determination Date, all as mutually agreed between Company and Buyer; or (iv) any Award Payments made by the Company and the amount paid by the Company to redeem the Treasury Warrants. For purposes of calculating the Closing Consolidated Net Book Value, the Company shall include, without duplication, deductions made for the extraordinary items related to the Merger, this Agreement and the transactions contemplated hereby, including, but not limited to reductions for: (i) the after-tax amount of any fees and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement and the transactions contemplated hereby; (ii) the after-tax amount of any legal and accounting fees incurred in connection with the Merger, this Agreement, the Bank Merger and the transactions contemplated hereby and any related SEC and regulatory filings, including any printing expenses and SEC filing fees; (iii) the after-tax amount of the costs expected to be incurred by the Surviving Entity on or after the Closing Date to fully complete all Unresolved Response Actions (as defined in Section 5.17(e)) in accordance with Section 5.17(e); (iv) the Closing Date Mark-to-Market Valuation; (v) the after tax amount of any compensation, bonus, or other similar payment(s) payable by the Company or any Company Subsidiary (excluding the Award Payments), including but not limited to, amounts to be paid pursuant to the Company’s Annual Incentive Plan for Senior Executives; and (vi) the after-tax amount of all costs and expenses associated with the defense or settlement of any shareholder challenges or litigation arising out of or in connection with the Merger, this Agreement, the Bank Merger or the transactions contemplated hereby in excess of $1,000,000 in the aggregate. The Closing Consolidated Net Book Value may be further adjusted upon the mutual agreement of the parties, provided such adjustment shall be memorialized in a writing signed by all of the parties thereto.

“Closing Date Mark-to-Market Valuation” means, taking into account the provisions of Section 5.01(q), the aggregate amount of the “mark-to-market” unrealized gain or loss with respect to investment securities classified as “held to maturity” in Company Bank’s investment securities portfolio, as if such securities were classified as “available for sale,” as such terms are used in ASC 320, and as reflected in the Closing Securities Valuation.

“Closing Securities Valuation” has the meaning set forth in Section 5.08(b).

“Code” has the meaning set forth in Section 2.05.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company 2013 Form 10-K” has the meaning set forth in Section 3.08(a).

“Company 401(a) Plan” has the meaning set forth in Section 3.16(c).

“Company Bank” has the meaning set forth in the preamble to this Agreement.

“Company Benefit Plans” has the meaning set forth in Section 3.16(a).

“Company Board” has the meaning set forth in Section 2.02(a).

“Company Common Stock” means the common stock, $1.00 par value per share, of Company.

“Company Employees” has the meaning set forth in Section 3.16(a).

“Company Expenses” has the meaning set forth in Section 5.21.

“Company Financial Advisor” has the meaning set forth in Section 3.15.

“Company Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Company and its Subsidiaries.

“Company Loan” has the meaning set forth in Section 3.23(c).

“Company Loan Property” means any real property (including buildings or other structures) in which Company or any of its Subsidiaries holds a security interest, Lien or a fiduciary or management role.

“Company Material Contracts” has the meaning set forth in Section 3.13(a).

“Company Meeting” has the meaning set forth in Section 5.04(a).

“Company Recommendation” has the meaning set forth in Section 5.04(b).

“Company Regulatory Agreement” has the meaning set forth in Section 3.14.

“Company Representatives” has the meaning set forth in Section 5.09(a).

“Company Restricted Shares” means restricted shares of Company Common Stock granted under the Company Stock Plans.

“Company SAR” means a stock appreciation right granted pursuant to the Company Stock Plans.

“Company SEC Documents” has the meaning set forth in Section 3.08(a).

“Company Stock Option” means an option to purchase shares of Company Common Stock pursuant to the Company Stock Plans.

“Company Stock Plans” means the Intervest Bancshares Corporation 2013 Equity Incentive Plan and the Intervest Bancshares Corporation 2006 Long-Term Incentive Plan, each as amended to date, and any sub-plans adopted thereunder.

“Company Stock Price” means a cash value equal to the quotient of (i) the sum of (A) the Purchase Price and (B) the aggregate exercise price of all outstanding Company SARs and Company Stock Options (other than the 2007 Company Stock Options) terminated in accordance with Section 2.02(b), divided by (ii) the sum of (X) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and (Y) the number of outstanding Company SARs and Company Stock Options (other than the 2007 Company Stock Options) terminated in accordance with Section 2.02(b).

“Company Subsequent Determination” has the meaning set forth in Section 5.09(e).

“Confidential Information” has the meaning set forth in Section 5.23(a).

“Controlled Group Members” has the meaning set forth in Section 3.16(a).

“D&O Insurance” has the meaning set forth in Section 5.10(c).

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.

“Determination Date” means the Business Day that is closest to ten (10) calendar days prior to the Closing Date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosing Party” has the meaning set forth in Section 5.23(a).

“Disclosure Schedule” has the meaning set forth in Section 3.01(a).

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.05(a).

“Employment Agreements” means the employment agreements to be entered into at the Closing between Buyer Bank and the individuals identified on Disclosure Schedule Section 5.20(f), in substantially the form attached as Exhibit C to this Agreement.

“Environmental Claim” means any written complaint, summons, action, citation, notice of violation, directive, order, claim, litigation, investigation, judicial or administrative proceeding or action, judgment, lien, demand, letter or communication alleging non-compliance with any Environmental Law relating to any actual or threatened release of a Hazardous Substance.

“Environmental Consultant” has the meaning set forth in Section 5.17(a).

“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651, et seq.; (b) common Law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.16(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” means such exchange agent as may be designated by Buyer (which shall be Buyer’s transfer agent), and reasonably acceptable to Company, to act as agent for purposes of conducting the exchange procedures described in ARTICLE II.

“Exchange Fund” has the meaning set forth in Section 2.07(a).

“Exchange Ratio” means the quotient (rounded to the fourth decimal place) of the Fully Diluted Company Stock Price divided by the Buyer Average Stock Price.

“Executive Officer” means the Chief Executive Officer, Chief Financial and Accounting Officer, President, Controller, Chief Lending Officer, Chief Operating Officer, Chief Credit Officer, Chief Banking Officer, and with respect to Company and Company Bank only, the Vice President and Secretary, and each other officer with significant policy-making authority of Company, Company Bank, Buyer, or Buyer Bank, as applicable.

“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.

“Fair Housing Act” means the Fair Housing Act, as amended.

“FDIA” has the meaning set forth in Section 3.28.

“FDIC” means the Federal Deposit Insurance Corporation.

“FFIEC” means the Federal Financial Institutions Examination Council.

“FRB” means the Board of Governors of the Federal Reserve System.

“FTN” has the meaning set forth in Section 5.08(b).

“Fully Diluted Company Stock Price” means a cash value equal to the quotient of (i) the Purchase Price, less the aggregate amount of any Award Payments made between the date of this Agreement and the Effective Time, divided by (ii) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with past practice, including with respect to quantity and frequency.

“Governmental Authority” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.

“Holder” has the meaning set forth in Section 2.06.

“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.

“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 5.10(a).

“Informational Systems Conversion” has the meaning set forth in Section 5.15.

“Insurance Policies” has the meaning set forth in Section 3.33(a).

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software; and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“IRS” means the Internal Revenue Service.

“Knowledge” of any Person (including references to such Person being aware of a particular matter), as used with respect to Company and its Subsidiaries, means those facts, reports, allegations or other information that are actually known, after reasonable inquiry, by any Executive Officer of Company or Company Bank, including for this purpose and without limitation, the Chairman and Chief Executive Officer, the Chief Financial and Accounting Officer, the President of Company Bank, the Vice President and Secretary, and the Vice President and Chief Credit Officer of Company and Company Bank. Knowledge, as used with respect to Buyer and its Subsidiaries, means those facts, reports, allegations or other information that are actually known, after reasonable inquiry, by any Executive Officer of Buyer or Buyer Bank, including for this purpose and without limitation, the Chairman and Chief Executive Officer of each of Buyer and Buyer Bank. Without limiting the scope of the preceding sentences, the term “Knowledge” includes any fact, matter or circumstance set forth in any written notice received by Company or Company Bank, or by Buyer or Buyer Bank, from any Governmental Authority.

“Law” means any federal, state, local or foreign Law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority that is applicable to the referenced Person.

“Leases” has the meaning set forth in Section 3.31(b).

“Letter of Transmittal” has the meaning set forth in Section 2.06.

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge or other claim of third parties of any kind.

“Liquidated Damages Payment” has the meaning set forth in Section 7.02(b).

“Loans” has the meaning set forth in Section 3.23(a).

“Material Adverse Change” or “Material Adverse Effect” with respect to any party means (i) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, liquidity, assets or deposit liabilities, properties, or business of such party and its Subsidiaries, taken as a whole, (ii) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such party to perform its obligations under this Agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such party to consummate the Merger and the transactions contemplated hereby or (iii) any action taken or changes made by Company or Company Bank with respect to investment securities, deposits or loans under Section 5.01(q), Section 5.01(r) or Section 5.01(s), respectively, that has, or is reasonably likely to have, a material negative impact on the Company’s risk profile (except that no actions taken by Company pursuant to Section 5.01(q), Section 5.01(r) or Section 5.01(s) shall be deemed to negatively impact the Company’s risk profile if Buyer provided prior written consent to any such actions after receiving appropriate notice in accordance with such sections); provided, however, that, in the case of clause (i) only, a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in banking and similar Laws of general applicability or interpretations thereof by Governmental Authorities (except to the extent that such change disproportionately adversely affects Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account), (B) changes after the date of this Agreement in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally (except to the extent that such change disproportionately adversely affects Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account), (C) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions, including, but not limited to, changes in levels of interest rates generally (except to the extent that such change disproportionately adversely affects

Company and its Subsidiaries or Buyer and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Company and Buyer operate, in which case only the disproportionate effect will be taken into account), (D) the effects of any action or omission taken by Company with the prior consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement, (E) any failure by Company or Buyer to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (F) changes in the trading price or trading volume of Buyer Common Stock, and (G) the impact of the Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement).

“Maximum D&O Tail Premium” has the meaning set forth in Section 5.10(c).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” means the number of shares of Buyer Common Stock to be issued in the Merger in respect of each share of Company Common Stock held by a holder of Company Common Stock of record immediately prior to the Effective Time, determined on the basis of the Exchange Ratio.

“Nasdaq” means The Nasdaq Global Select Market.

“National Labor Relations Act” means the National Labor Relations Act, as amended.

“Non-scope Issues” has the meaning set forth in Section 5.17(c).

“Notice of Superior Proposal” has the meaning set forth in Section 5.09(e).

“Notice Period” has the meaning set forth in Section 5.09(e).

“OCC” means the Office of the Comptroller of the Currency.

“Ordinary Course of Business” means the ordinary, usual and customary course of business of Company, Company Bank and the Company’s Subsidiaries consistent with past practice, including with respect to frequency and amount.

“OREO” has the meaning set forth in Section 3.23(b).

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Phase I” has the meaning set forth in Section 5.01(w).

“Plan of Bank Merger” means that certain plan of bank merger between Company Bank and Buyer Bank pursuant to which Company Bank will be merged with and into Buyer Bank in accordance with the provisions of and with the effect provided in 12 U.S.C. 215, et seq., as well as Arkansas Code Annotated §§ 23-48-503, 23-48-901 et seq. and Subchapter 11 of the Arkansas Business Corporation Act, with the effect provided in Arkansas Code Annotated § 4-27-1110.

“Proxy Statement-Prospectus” means the Company’s proxy statement and the Buyer’s prospectus and other proxy solicitation materials constituting a part thereof, together with any amendments and supplements thereto, to be delivered to holders of Company Common Stock in connection with the solicitation of their approval of this Agreement.

“Purchase Price” shall mean $228,500,000, subject to: (i) a decrease, in the event that the Closing Consolidated Net Book Value of Company, determined in accordance with this Agreement, is less than $202,000,000, on a dollar-for-dollar basis, by the amount by which the Closing Consolidated Net Book Value of Company is less than $202,000,000, (ii) a decrease, equal to the aggregate cash amount paid by Company to redeem the Treasury Warrants, and (iii) an increase, in the event that the Company sells, on or prior to the Determination Date, one or more of the assets identified on Disclosure Schedule Section 8.01(b), on a dollar-for-dollar basis, by the amount of net proceeds (net of selling costs, commissions and other carrying and transaction related costs and expenses) received by Company from such sale, net of any income tax expense, that are in excess of the book value of any such asset as indicated on Disclosure Schedule Section 8.01(b), except that the Purchase Price shall not be increased under clause (iii) in the event the Company or any Company Subsidiary is involved, directly or indirectly, with any financing in connection with selling such asset (except for the one asset identified on Disclosure Schedule Section 8.01(b), which has already been paid off through a sale of the property where the Company Bank provided financing for the purchase).

“Receiving Party” has the meaning set forth in Section 5.23(a).

“Registration Statement” means the Registration Statement on Form S-4 to be filed with the SEC by Buyer in connection with the issuance of shares of Buyer Common Stock in the Merger (including the Proxy Statement-Prospectus).

“Regulatory Approval” shall mean any consent, approval, authorization or non-objection from any Governmental Authority necessary to consummate the Merger, Bank Merger and the other transactions contemplated by this Agreement.

“Representatives” has the meaning set forth in Section 5.23(a).

“Requisite Company Shareholder Approval” means the adoption of this Agreement by a vote of the majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Meeting.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“S&P” has the meaning set forth in Section 5.08(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Second Valuation” has the meaning set forth in Section 5.08(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.

Any reference in this Agreement to a Subsidiary of the Company means, unless the context otherwise requires, any current or former Subsidiary of Company.

“Superior Proposal” has the meaning set forth in Section 5.09(a).

“Surviving Entity” has the meaning set forth in Section 1.01.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, amended return, declaration or other report (including elections, declarations, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Taxes.

“Termination Date” has the meaning set forth in Section 7.01(f).

“The date hereof” or “the date of this Agreement” shall mean the date first set forth above in the preamble to this Agreement.

“Treasury Warrants” has the meaning set forth in Section 3.03(a).

“Trust Preferred Issues” has the meaning set forth in Section 3.37(a).

“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.

“Unresolved Response Action” has the meaning set forth in Section 5.17(e).

“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.

“Voting Agreement” or “Voting Agreements” shall have the meaning set forth in the recitals to this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Survival. No representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time other than this Section 9.01 and any other agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, including, without limitation, Section 5.10 of this Agreement.

Section 9.02 Waiver; Amendment. Prior to the Effective Time and to the extent permitted by applicable Law, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting no amendment shall be made which by Law requires further approval by the shareholders of Buyer or Company without obtaining such approval.

Section 9.03 Governing Law; Waiver.

(a) This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Arkansas, without regard for conflict of law provisions.

(b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 9.03.

Section 9.04 Expenses. Except as otherwise provided in Section 7.02, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel. Nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

Section 9.05 Notices. All notices, requests and other communications hereunder to a party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.

If to Buyer or Buyer Bank: Bank of the Ozarks, Inc. 17901 Chenal Parkway Attn: Executive Vice President and Director of Mergers and Acquisitions	With a copy (which shall not constitute notice) to: Kutak Rock LLP 124 W. Capitol Ave., Suite 2000 Little Rock, Arkansas 72201 Attn: H. Watt Gregory, III

If to Company or Company Bank: Intervest Bancshares Corporation One Rockefeller Plaza -4th Floor New York, N.Y. 10020-2002 Attn: Lowell S. Dansker, Chairman & Chief Executive Officer	With a copy (which shall not constitute notice) to: Harris Beach PLLC 99 Garnsey Road Pittsford, NY 14534 Attn: Thomas E. Willett

Section 9.06 Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights under Section 5.10, Buyer and Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or employees who might be affected by Section 5.11), other than the parties hereto, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein.

Section 9.07 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 9.08 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction without having to show or prove economic damages and without the requirement of posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.09 Interpretation.

(a) When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.

Section 9.10 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party, and any purported assignment in violation of this Section 9.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.11 Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BANK OF THE OZARKS, INC.

By:	/s/ Dennis James
Name:	Dennis James
Title:	Executive Vice President and Director of Mergers and Acquisitions

BANK OF THE OZARKS

By:	/s/ Dennis James
Name:	Dennis James
Title:	Executive Vice President and Director of Mergers and Acquisitions

INTERVEST BANCSHARES CORPORATION

By:	/s/ Lowell S. Dansker
Name:	Lowell S. Dansker
Title:	Chairman and Chief Executive Officer

INTERVEST NATIONAL BANK

By:	/s/ Lowell S. Dansker
Name:	Lowell S. Dansker
Title:	Chairman and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Exhibit A

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is dated as of July 31, 2014, by and between the undersigned holder (“Shareholder”) of Common Stock, $1.00 par value per share, of Intervest Bancshares Corporation, a Delaware corporation (“Company”), and Bank of the Ozarks, Inc., an Arkansas corporation (“Buyer”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

WHEREAS, concurrently with the execution of this Agreement, Buyer, Buyer’s wholly owned subsidiary, Bank of the Ozarks, an Arkansas state banking corporation (“Buyer Bank”), Company and Company’s wholly owned subsidiary, Intervest National Bank, a national banking association (“Company Bank”), are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which (i) Company will merge with and into Buyer, with Buyer as the surviving entity and (ii) Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (collectively, the “Merger”), and in connection with the Merger, each outstanding share of Company Common Stock will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder beneficially owns and has sole voting power with respect to the number of shares of Company Common Stock as indicated on the signature page of this Agreement under the heading “Total Number of Shares of Company Common Stock Subject to this Agreement” (such shares, together with any additional shares of Company Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to collectively as the “Shares”); and

WHEREAS, it is a material inducement to the willingness of Buyer to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

NOW, THEREFORE, in consideration of, and as a material inducement to, Buyer entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Buyer in connection therewith, Shareholder and Buyer agree as follows:

Section 1. Agreement to Vote Shares. Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Company, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Buyer, Shareholder shall:

(a)	appear at each such meeting in person or by proxy; and

(b)	vote (or cause to be voted), in person or by proxy, all the Shares that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the sole right to vote or direct the voting, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of Company and adopted in accordance with the terms thereof); (ii) in favor of any proposal to adjourn or postpone such meeting, if necessary, to solicit additional proxies to approve the Merger Agreement; (iii) in favor of any proposal relating to an advisory vote on executive compensation, as may be required under Rule 14a-21(c) under the Exchange Act; (iv) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (v) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of Company, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

Section 2. No Transfers. While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of Law (as such term is defined in the Merger Agreement), in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as Buyer may otherwise permit in its sole discretion. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Buyer as follows:

(a)	Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)	This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Buyer, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)	The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)	Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement.

Section 4. No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 6 hereof, Shareholder, in his, her or its capacity as a shareholder of Company, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its affiliates to (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable best efforts to prohibit any of his, her or its representatives or affiliates to), (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to Company or otherwise relating to an

Acquisition Proposal, (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of Company’s shareholders with respect to an Acquisition Proposal.

Section 5. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder does hereby appoint Buyer with full power of substitution and resubstitution, as Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of Shareholder’s rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Company, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Company taken by written consent. Notwithstanding the foregoing, the holder of such proxy shall not exercise such irrevocable proxy on any matter other than as set forth in Section 1. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 7 hereof, and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. This irrevocable proxy shall automatically terminate upon the termination of this Agreement.

Section 6. Specific Performance; Remedies; Attorneys’ Fees. Shareholder acknowledges that it is a condition to the willingness of Buyer to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Buyer if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Buyer will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Buyer has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Buyer’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, Buyer shall have the right to inform any third party that Buyer reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Buyer hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with Buyer set forth in this Agreement may give rise to claims by Buyer against such third party.

Section 7. Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written agreement of the parties hereto, and shall be automatically terminated upon the earlier to occur of (i) the Effective Time, or (ii) termination of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 8. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 9. Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10. Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his or her capacity as a shareholder of Company and it shall not apply in any manner to Shareholder in his or her capacity as a director of Company. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director of Company, if applicable.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the internal, substantive laws of the State of Arkansas, without regard for the law or principles of conflict of laws.

Section 12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

Section 13. Waiver of Appraisal Rights; Further Assurances. Provided that the Merger is consummated in compliance with the terms of the Merger Agreement, that the consideration offered pursuant to the Merger is not less than that specified in the Merger Agreement executed on or about the date hereof, and that this Agreement has not been terminated in accordance with its terms, to the extent permitted by applicable law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his or her Shares in connection with the Merger, in each case, that Shareholder may have under applicable law. From time to time prior to the termination of this Agreement, at Buyer’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Buyer, Buyer Bank, Company, Company Bank or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

Section 14. Disclosure. Shareholder hereby authorizes Company and Buyer to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement-Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement.

Section 15. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

BANK OF THE OZARKS, INC.

By:
Name:
Title:

SHAREHOLDER

Printed or Typed Name of Shareholder

By:
Name:
Title:

(NOTE: If Other than an Individual Shareholder, Print or Type Name of Individual Signing the Voting Agreement and Representative Capacity)

Total Number of Shares of Company Common Stock Subject to this Agreement:

Exhibit B

AGREEMENT AND PLAN OF MERGER BY AND BETWEEN

INTERVEST NATIONAL BANK AND BANK OF THE OZARKS

THIS AGREEMENT AND PLAN OF MERGER (this “Plan of Merger”) is made and entered into as of the     day of                     , 2014, by and between Bank of the Ozarks (“Buyer Bank”) an Arkansas state banking corporation and wholly-owned subsidiary of Bank of the Ozarks, Inc. (“Buyer”), and Intervest National Bank (“Company Bank”), a national banking association and wholly-owned subsidiary of Intervest Bancshares Corporation (“Company”).

PREAMBLE

Each of the Boards of Directors of Company Bank and Buyer Bank deems it advisable and in the best interest of each of their respective institutions and, subject to the merger of Company with and into Buyer (the “Holding Company Merger”) as contemplated in that certain Agreement and Plan of Merger dated as of                     , 2014 by and among Buyer, Buyer Bank, Company and Company Bank (the “Holding Company Merger Agreement”), for Company Bank to be merged with and into Buyer Bank (the “Bank Merger”) on the terms and conditions provided in this Plan of Merger. At the Effective Time of the Bank Merger, the outstanding shares of common stock of Company Bank shall be cancelled, and Buyer Bank shall continue to conduct its business and operations as a wholly-owned, first-tier subsidiary of Buyer. It is intended that the Bank Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

NOW THEREFORE in consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Company Bank and Buyer Bank hereby make, adopt and approve this Plan of Merger in order to set forth the terms and conditions of the merger of Company Bank with and into Buyer Bank.

ARTICLE ONE

TERMS OF MERGER

1.1 Merger. Subject to the terms and conditions of this Plan of Merger, at the time the Bank Merger becomes effective under applicable law (the “Effective Time”), Company Bank shall be merged with and into Buyer Bank in accordance with the provisions of and with the effect provided in 12 U.S.C. 215, et seq., as well as Arkansas Code Annotated §§ 23-48-503, 23-48-901 et seq. and Subchapter 11 of the Arkansas Business Corporation Act, with the effect provided in Arkansas Code Annotated § 4-27-1110. Buyer Bank shall be the surviving bank resulting from the Bank Merger (the “Surviving Bank”) and shall continue to be a state bank governed by the laws of the state of Arkansas. The Bank Merger shall be consummated pursuant to the terms of this Plan of Merger. The Bank Merger shall not be consummated unless and until the Holding Company Merger has been consummated and all required regulatory approvals and shareholder approvals have been received.

1.2 Business of Surviving Bank. The business of the Surviving Bank from and after the Effective Time shall be that of a state banking corporation organized under the laws of the state of Arkansas. The business of the Surviving Bank shall be conducted from its main office and at its legally established branches, which shall also include all branches, whether in operation or approved but unopened, at the Effective Time.

1.3 Charter. The Articles of Incorporation of Buyer Bank in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Bank immediately following the Effective Time, until otherwise amended or repealed.

1.4 Bylaws. The bylaws of Buyer Bank in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Bank immediately following the Effective Time, until otherwise amended or repealed.

1.5 Directors and Officers.

(a) The directors of the Surviving Bank from and after the Effective Time shall consist of the incumbent directors of Buyer Bank, who shall serve as directors of the Surviving Bank from and after the Effective Time in accordance with the bylaws of the Surviving Bank.

(b) The principal officers of the Surviving Bank upon the Effective Time shall be the incumbent principal officers of Buyer Bank, who shall serve as officers of the Surviving Bank from and after the Effective Time in accordance with the bylaws of the Surviving Bank.

ARTICLE TWO

MANNER OF CONVERTING SHARES

2.1 Conversion of Shares. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holders thereof, the shares of the constituent banks shall be converted as follows:

(a) Each share of Buyer Bank common stock issued and outstanding at the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) Each share of Company Bank common stock issued and outstanding at the Effective Time shall be cancelled upon the Effective Time, and no consideration shall be delivered in exchange therefor.

2.2 Exchange Procedures. Promptly after the Effective Time, the sole shareholder of Company Bank shall surrender the certificate or certificates representing the common stock of Company Bank owned by it to the Surviving Bank.

ARTICLE THREE

TERMINATION

3.1 Termination. Notwithstanding any other provision of this Plan of Merger, and notwithstanding the approval of this Plan of Merger by the shareholders of Buyer Bank and Company Bank, this Plan of Merger shall be terminated and the Bank Merger shall be abandoned automatically and without the necessity of any further action by any party in the event of the termination of the Holding Company Merger Agreement, and this Plan of Merger may be terminated and the Bank Merger abandoned at any time prior to the Effective Time:

(a) By mutual consent of the Board of Directors of Buyer Bank and the Board of Directors of Company Bank; or

(b) By the Board of Directors of either Buyer Bank or Company Bank in the event that the Bank Merger shall not have been consummated by May 31, 2015; or

(c) By the Board of Directors of either Buyer Bank or Company Bank in the event that any of the conditions precedent to the consummation of the Bank Merger cannot, through no fault of the terminating party, be satisfied or fulfilled by May 31, 2015.

3.2 Effect of Termination. In the event of the termination and abandonment of this Plan of Merger pursuant to Section 3.1 immediately preceding, this Plan of Merger shall become void and have no effect.

IN WITNESS WHEREOF, Company Bank and Buyer Bank have entered into this Plan of Merger as of the date first set forth above.

INTERVEST NATIONAL BANK a national banking association	BANK OF THE OZARKS an Arkansas banking corporation

By:	By:

Exhibit C

FORM OF EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is effective as of [            , 20    ] (the “Effective Date”) by and between Bank of the Ozarks (the “Bank”) and [            ] (the “Executive”).

WHEREAS, the Bank and its parent, Bank of the Ozarks, Inc., are acquiring Intervest National Bank, a national banking association and its parent bank holding company, Intervest Bancshares Corporation (collectively, “Intervest”); and

WHEREAS, the Bank desires to continue employing the Executive for the period of time described in Section 4 hereof, and the Executive desires to render his services to the Bank for such period of time after the acquisition; and

WHEREAS, the Bank and the Executive desire to enter into an employment arrangement the terms and conditions of which are set forth herein; and

WHEREAS, the Bank desires to protect its confidential and trade secret information and to prevent unfair competition.

NOW, THEREFORE, in consideration of premises and the mutual terms and conditions hereof, the Bank and the Executive hereby agree as follows:

1. Employment. The Bank hereby employs the Executive and the Executive hereby accepts employment with the Bank upon the terms and conditions hereinafter set forth.

2. Exclusive Services. The Executive shall devote all working time, ability and attention to the business of the Bank during the term of this Agreement and shall not, directly or indirectly, render any services to or for the benefit of any other business, corporation, organization, or entity, whether for compensation or otherwise, without the prior knowledge and written consent of the Bank. Notwithstanding this Section 2, the Executive shall be permitted to serve on civic, political and philanthropic boards, task forces, etc. on which he is currently serving and to perform his duties in connection therewith. Prior to undertaking any such additional duties which involve significant time commitments, the Executive will receive approval from the Director of Human Resources of the Bank or the designated Bank officer to whom he will directly report.

3. Duties. The Executive is hereby employed as an employee of the Bank and will [JOB DESCRIPTION], and shall perform for or on behalf of the Bank such duties as the Bank shall assign from time to time, provided, that the Executive shall not be nor be deemed to be an “executive officer” of the Bank within the meaning of Regulation O or the Securities Exchange Act of 1934, as amended. The Executive shall render his services at the Bank’s primary place of business in [CITY/STATE], and at other agreed-upon locations, and shall perform such duties in accordance with the Bank’s policies and practices, including its employment policies and practices.

4. Term. The term of this Agreement (the “Term”) shall be for two (2) years from the Effective Date, and this Agreement will terminate on the second year anniversary of the Effective Date, if not otherwise terminated as provided herein.

5. Compensation. The Bank shall pay the Executive a base annual salary (the “Base Salary”) of             ($            ) during the Term of this Agreement, payable in twenty-six (26) equal bi-weekly installments per year, less applicable deductions and withholdings, all of which shall be prorated for any partial pay period.

6. Participation in Employee Plans and Other Benefits. Until the earlier of expiration of the Term of this Agreement or termination of the Executive’s employment pursuant to Section 11, the Executive shall be entitled to participate in any health, disability and group term life insurance plans, in any pension, retirement or profit-sharing plans, in any deferred benefit plan, or in any other benefit plans which are now or may be available to all other officers of the Bank that are similarly situated to the Executive in accordance with the terms of such plans. To the extent feasible under the Bank’s plans, the Executive shall be given credit for prior service or employment with Intervest for eligibility and benefit purposes. [During the Term, the Bank shall provide the Executive with garage rent, gas, repairs and maintenance related to his use of his vehicle, together with an office at the Employer’s offices, in each case at no cost to the Executive.]

7. Reimbursement of Expenses. Subject to such rules and procedures as from time to time are specified by the Bank, the Bank shall reimburse the Executive for reasonable and customary business expenses, including, but not limited to, travel, cellular phone, professional dues and fees that are approved in advance, and other business expenses reasonably incurred in the performance of his duties under this Agreement.

8. Confidentiality/Trade Secrets. The Executive acknowledges his position with the Bank is one of the highest trust and confidence both by reason of his position and by reason of his access to and contact with the trade secrets and confidential and proprietary business information, including, but not limited to, data, plans, budgets and customer lists, of the Bank. Both during the Term of this Agreement and thereafter, the Executive therefore covenants and agrees as follows:

(a) He shall use his best efforts and exercise utmost diligence to protect and to safeguard the trade secrets and/or confidential and proprietary information of the Bank, including, but not limited to, the identity of its current or prospective customers, suppliers and licensors, its arrangements with its customers, suppliers and licensors, and its technical, financial and marketing data, records, compilations of information, processes, programs, methods, techniques and specifications relating to its customers, suppliers, licensors, products and services;

(b) He shall not disclose any of such trade secrets and/or confidential and proprietary information, except as may be required in the course of his employment with the Bank or by law; and

(c) He shall not use, directly or indirectly, for his own benefit or for the benefit of another, any of such trade secrets and/or confidential and proprietary information.

All files, records, documents, drawings, specifications, memoranda, notes or other documents relating to the business of the Bank, whether prepared by the Executive or otherwise coming into his possession, shall be the exclusive property of the Bank and shall be delivered to the Bank and not reproduced and/or retained by the Executive upon termination of his employment for any reason whatsoever or at any other time upon request of the Bank.

9. Nonsolicitation. The Executive agrees that, during the period of his employment and for twelve (12) months after termination of employment, he will not, either directly or indirectly, for himself or for any third party, except as otherwise agreed to in writing by the Bank, which agreement may be withheld in the Bank’s sole discretion:

(a) employ or hire any other person who is then employed by the Bank or solicit, induce, recruit or cause any other person who is then employed by the Bank to terminate his employment with the Bank; or

(b) solicit on behalf of any other bank, or other financial services provider, any current or prospective customers of the Bank or any other prior persons or entities which were customers of the Bank during the twelve (12) months prior to such termination of employment. In the event that a court shall determine that the provisions of this Section 9 are unenforceable in any way, to the extent permitted by applicable law, the court shall reform the provisions to the extent required in order to make them enforceable.

10. Remedies for Breach of Covenants of the Executive.

(a) The Bank and the Executive specifically acknowledge and agree that the foregoing covenants of the Executive in Sections 8 and 9 are reasonable in content and scope and are given by the Executive knowingly, willingly and voluntarily and for adequate consideration. The Bank and the Executive further acknowledge and agree that, if any court of competent jurisdiction or other appropriate authority shall disagree with the parties’ foregoing agreement as to reasonableness, then such court or other authority shall reform or otherwise modify the foregoing covenants only so far as necessary to be enforceable.

(b) The covenants set forth in Sections 8 and 9 of this Agreement shall continue to be binding upon the Executive, notwithstanding the termination of his employment with the Bank for any reason whatsoever. Such covenants shall be deemed and construed as separate agreements independent of any other provisions of this Agreement and any other agreement between the Bank and the Executive. The existence of any claim or cause of action by the Executive against the Bank, unless predicated on this Agreement, shall not constitute a defense to the enforcement by the Bank of any or all such covenants. It is expressly agreed that the remedy at law for the breach of any such covenant is inadequate, injunctive relief and specific performance shall be available to prevent the breach or any threatened breach thereof and that the party bringing the claim shall not be required to post bond in pursuit of such claim. For any such claim, the prevailing party shall be entitled to recover its or his attorneys’ fees and costs incurred in pursuit of such claim to the extent permitted by law.

11. Termination. This Agreement (other than Sections 8, 9 and 10 hereof, which shall survive any termination hereof for any reason) may be terminated as follows:

(a) The Bank may terminate this Agreement and the Executive’s employment hereunder at any time, with or without cause, and if without cause, upon at least thirty (30) days prior written notice to the Executive. The Executive may terminate this Agreement and his employment hereunder, at any time, for good reason or no reason, upon at least thirty (30) days’ prior written notice to the Bank, and “good reason” with respect to Executive shall mean (i) the Bank breaches this Agreement in any material respect and fails to cure such breach within thirty (30) days after Executive delivers written notice and a written description of such breach to the Bank; (ii) the Bank reduces the Executive’s Base Salary; (iii) the Bank materially diminishes the Executive’s authority, duties, or responsibilities; or (iv) the Executive is transferred to an office greater than [ten/fifteen] [(10/15)] miles from the current location of the Executive’s office. The Executive shall not be deemed to have resigned for good reason unless and until there is delivered to the Bank’s Director of Human Resources written notice of the Executive’s ground for resignation fully explaining his contention that good reason exists for his resignation and the Director of Human Resources has been provided at least thirty (30) days following the receipt of this written notice to respond to the Executive’s stated concerns and attempt to cure the same.

(b) For purposes of this Section 11, “cause” with respect to the Executive shall mean actions or omissions of the Executive which reflect fraud, dishonesty, gross dereliction of duty, or actions willfully taken in disregard of the interests of the Bank. Whether “cause” exists shall be determined in the sole and good faith discretion of the Board of Directors of the Bank, or a committee thereof (“Board”). If the Bank wishes to terminate the Executive’s employment with “cause,” the Board shall first provide the Executive a written statement of its grounds for proposing to make such determination, and the Executive shall be afforded a reasonable opportunity to make written and, if approved by the Board in its sole discretion, oral, presentation to the members of the Board to refute the grounds for proposed termination.

(c) In the event that the Bank terminates the Executive’s employment with cause, the Bank shall pay the Executive all accrued and unpaid Base Salary up to the date of termination, and shall reimburse the Executive for all unreimbursed but reimbursable expenses incurred by the Executive up to the date of termination, in accordance with the Bank’s reimbursement policy on expense reimbursement for its officers similarly situated to the Executive, and the Executive shall not be eligible for or entitled to any further compensation or benefits from the Bank except for any post-employment continuation of COBRA benefits elected to be received by the Executive solely at his own expense.

(d) In the event that the Bank terminates the Executive’s employment without cause during the Term of this Agreement or the Executive terminates his employment for good reason, and, solely in exchange for Executive’s execution and delivery of the Bank’s then standard separation agreement, which includes, among other obligations, a full release of claims against the Bank and related entities and persons, within the time period specified therein, and upon such agreement becoming effective by its terms, the Bank shall pay the Executive an amount equal to his accrued vacation plus the Base Salary for the remainder of the Term of this Agreement. Such payments shall be made in one lump sum as soon as administratively feasible after the termination. In addition, the Bank shall pay the Executive all unreimbursed but reimbursable expenses incurred by the Executive up to the date of termination, in accordance with the Bank’s reimbursement policy on expense reimbursement for its officers similarly situated to the Executive, and the Executive shall not be eligible for or entitled to any further compensation or benefits from the Bank except for any post-employment continuation of COBRA benefits elected to be received by the Executive solely at his own expense.

(e) In the event that the Executive voluntarily terminates his employment pursuant to Section 11(a) hereof without good reason, the Bank shall pay the Executive all accrued and unpaid Base Salary up to the date of termination, and shall reimburse the Executive for all unreimbursed but reimbursable expenses incurred by the Executive up to the date of termination, in accordance with the Bank’s reimbursement policy on expense reimbursement for its officers similarly situated to the Executive, and the Executive shall not be eligible for or entitled to any further compensation or benefits from the Bank except for any post-employment continuation of COBRA benefits elected to be received by the Executive solely at his own expense.

(f) In spite of anything in this Agreement to the contrary, this Agreement shall terminate prior to the expiration of the Term if the Executive dies or becomes permanently disabled. As used in this paragraph, “permanently disabled” is defined as the inability of the Executive to perform the essential functions of his position, either with or without reasonable accommodation, for a period extending beyond six (6) months. In the event this Agreement terminates prior to the expiration of the Term in connection with Executive’s death or Executive becomes permanently disabled, the Bank shall pay the Executive or the Executive’s estate, as the case may be, 50% of the Executive’s Base Salary for the remainder of the Term of this Agreement, made in one lump sum as soon as administratively feasible after the termination, plus all unreimbursed but reimbursable expenses incurred by the Executive up to the date of termination, in accordance with the Bank’s reimbursement policy on expense reimbursement for its officers similarly situated to the Executive.

12. Notices. Any notices to be given hereunder by either party to the other may be effected either by personal delivery in writing or by mail, registered or certified, postage prepaid, with return receipt requested. Mailed notices shall be addressed as follows:

If to the Bank:

Bank of the Ozarks

17901 Chenal Parkway

Little Rock, AR 72223

Attention: Executive Vice President and Director of Mergers and Acquisitions

With a copy (which shall not constitute notice) to:

Kutak Rock LLP

124 W. Capitol Ave., Suite 2000

Little Rock, AR 72201

Attention: H. Watt Gregory, III

If to the Executive:

[ADDRESS]

Either party may change its address for notice by giving notice in accordance with the terms of this Section 12.

13. Best Efforts of Executive. The Executive agrees that he will at all times faithfully, industriously and to the best of his ability, experience and talents perform all of the duties that may be required of and from him pursuant to the express and implicit terms of this Agreement, to the reasonable satisfaction of the Bank.

14. Employment Policies and Procedures. The Executive agrees to abide by all of the Bank’s employment policies and procedures that apply generally to other senior employees of the Bank. Such policies and procedures may be revised from time to time.

15. Cooperation with Bank After Termination of Employment. Following the termination of the Executive’s employment, by either the Executive or the Bank, the Executive shall fully cooperate with the Bank in all matters relating to the continuation or completion of the Executive’s pending work on behalf of the Bank and the orderly transfer of any such pending work to other employees as may be designated by the Bank. The Bank shall be entitled to such full-time or part-time services of the Executive as the Bank may reasonably require during all or any part of the thirty (30) day period following any notice of termination of employment by the Executive. To the extent the Bank invokes this Section, the Bank will pay the Executive reasonable compensation and reimburse the Executive for reasonable expenses the Executive incurs while providing post-termination services to the Bank.

16. General Provisions.

(a) Law Governing. This Agreement shall be governed by and construed in accordance with the internal, substantive laws of the state of Arkansas, without regard for the law or principles of conflict of laws.

(b) Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable, then such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid or enforceable.

(c) Entire Agreement. This Agreement sets forth the entire understanding of the parties and supersedes all prior agreements or understandings between the Bank, its predecessors and the Executive, whether written or oral, with respect to the subject matter hereof. The Executive has no oral representations, understandings or agreements with the Bank, or its affiliates, officers, directors or representatives covering the same subject matter as this Agreement. No terms, conditions or warranties, other than those contained herein, and no amendments or modifications hereto shall be binding unless made in writing and signed by the parties hereto.

(d) Binding Effect. This Agreement shall extend to and be binding upon and inure to the benefit to the parties hereto, their respective heirs, representatives, successors and assigns. This Agreement may not be assigned by the Executive, but may be assigned by the Bank to any person or entity that succeeds to the ownership or operation of the business in which the Executive is primarily employed by the Bank.

(e) Waiver. The waiver by either party hereto of a breach of any term or provision of this Agreement shall not operate or be construed as a waiver of a subsequent breach of the same provision by any party or of the breach of any other term or provision of this Agreement.

(f) Titles. Titles of the paragraphs herein are used solely for convenience and shall not be used for interpretation or construing any work, clause, paragraph or provision of this Agreement.

(g) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

IN WITNESS WHEREOF, the Bank and the Executive have executed this Agreement as of the date and year first above written

EXECUTIVE:	BANK OF THE OZARKS:

By:
[Printed or Typed Name of Executive]	Name:	Dennis James
	Title:	Executive Vice President and Director of
Mergers and Acquisitions
[Signature of Executive]

Appendix B

[LETTERHEAD OF SANDLER O’NEILL & PARTNERS, L.P.]

July 30, 2014

Board of Directors

Intervest Bancshares Corporation

One Rockefeller Plaza, Suite 400

New York, New York 10020

Ladies and Gentlemen:

Intervest Bancshares Corporation (“Intervest”), Intervest National Bank, Bank of the Ozarks, Inc. (“Ozarks”) and Bank of the Ozarks have entered into an agreement and plan of merger dated as of July 31, 2014 (the “Agreement”) pursuant to which Intervest will merge into with and into Ozarks (the “Merger”). Pursuant to the terms of the Agreement, upon the effective date of the Merger, each share of Intervest Common Stock issued and outstanding immediately prior to the Effective Time, other than those shares as described in the Agreement shall automatically and without any further action on the part of the holder thereof be converted into the right to receive the number of shares of Ozarks Common Stock determined using the Exchange Ratio. The Exchange Ratio means the quotient of the Fully Diluted Intervest Stock Price divided by the Ozarks average stock price as described in the Agreement. The Fully Diluted Intervest Stock Price means a cash value equal to the quotient of (i) the Purchase Price, less the aggregate amount of certain payments as described in the Agreement, divided by (ii) the number of shares of Intervest Common Stock issued and outstanding immediately prior to the Effective Time. The Purchase Price shall mean $228,500,000, subject to certain adjustments as described in the Agreement. The Merger Consideration means the number of shares of Ozark Common Stock to be issued in the Merger in respect of each share of Intervest Common Stock held by a holder of Intervest Common Stock of record immediately prior to the Effective Time, determined on the basis of the Exchange Ratio. The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness of the Merger Consideration to the holders of Intervest Common Stock from a financial point of view.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Intervest that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Ozarks that we deemed relevant; (iv) internal financial estimates for Intervest for the years ending December 31, 2014 and December 31, 2016 and an estimated long-term earnings per share growth rate for the years thereafter as provided by senior management of Intervest; (v) publicly available mean analyst earnings estimates for Ozarks for the years ending December 31, 2014 through December 31, 2016 as confirmed by senior management of Ozarks; (vi) the pro forma financial impact of the Merger on Ozarks based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Ozarks; (vii) a comparison of certain financial and other information, including stock trading information for Intervest and Ozarks with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (ix) the current market environment generally and in the commercial banking sector in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Intervest the business, financial condition, results of operations and prospects of Intervest and held similar discussions with the senior management of Ozarks regarding the business, financial condition, results of operations and prospects of Ozarks.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Intervest and Ozarks or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of preparing this letter. We have further relied on the assurances of the senior management of Intervest and Ozarks that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Intervest and Ozarks any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Intervest, Ozarks or the combined entity after the Merger and we have not reviewed any individual credit files relating to Intervest or Ozarks. We have assumed, with your consent, that the respective allowances for loan losses for both Intervest and Ozarks are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial estimates as provided by the senior management of Intervest and publicly available analyst estimates for Ozarks, respectively. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior managements of Ozarks. With respect to these estimates, the respective senior managements of Intervest and Ozarks confirmed to us that those estimates reflected the judgments of those respective managements of the future financial performance of Intervest and Ozarks, respectively, and we assumed that such performance would be achieved and we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management. We express no opinion as to such estimates or the assumptions on which they are based. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Intervest and Ozarks since the date of the most recent financial data made available to us, as of the date hereof. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith.

We have assumed in all respects material to our analysis that Intervest will remain as a going concern for all periods relevant to our analyses. We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Intervest, Ozarks or the Merger and (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Our opinion is necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our views. We have not undertaken to update, revise, reaffirm or withdraw this letter or otherwise comment upon events occurring after the date hereof.

We have acted as financial advisor to the Board of Directors of Intervest in connection with the Merger and a portion of our fees are contingent upon the closing of the Merger. We also will receive a fee for providing this opinion. Intervest has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Intervest and Ozarks and their affiliates. We express no opinion as to the value of Ozarks’ common stock when it is actually received by holders of Intervest Common Stock.

This letter is directed to the Board of Directors of Intervest in connection with its consideration of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Intervest Common Stock and does not address the underlying business decision of Intervest to engage in the Merger, the form or structure of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Intervest or the effect of any other transaction in which Intervest might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent, which consent will not be unreasonably withheld. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Intervest’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of Intervest.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Intervest Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 4-27-850 of the Arkansas Business Corporation Act of 1987 (the “ABCA”) permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney’s fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that the directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e. ., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 4-27-850 of the ABCA provides that, to the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him.

Section 4-27-850 of the ABCA provides that expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 4-27-850 of the ABCA also affords a corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in these capacities.

Pursuant to Section 4-27-202 of the ABCA, Ozarks’ amended and restated articles of incorporation, as amended, provide that Ozarks’ directors will not be personally liable to Ozarks or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to Ozarks or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 4-27-833 of the ABCA, which makes directors liable for unlawful dividends or unlawful distributions, (d) for transactions from which directors derive improper personal benefit or (e) for any action, omission, transaction, or breach of a director’s duty creating any third-party liability to any person or entity other than the corporation or stockholder.

Article Tenth of Ozarks’ amended and restated articles of incorporation, as amended, provides as follows:

(a) Ozarks shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Ozarks) by reason of the fact that he is or was a director, officer, employee or agent of Ozarks, or is or was serving at the request of Ozarks as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Ozarks, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Ozarks, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) Ozarks shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Ozarks to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Ozarks, or is or was serving at the request of Ozarks as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Ozarks and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Ozarks, unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court of chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of Ozarks has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) or (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) or (b) (unless ordered by a court) shall be made by Ozarks only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) or (b). Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by Ozarks in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Ozarks as authorized in this section.

(f) The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Ozarks shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Ozarks, or is or was serving at the request of Ozarks as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not Ozarks would have the power to indemnify him against such liability under the provisions of this section.

(h) The powers and duties of Ozarks to indemnify any person under this Article shall apply with equal force whether an action, suit or proceeding is threatened or commenced in this State or outside this State.

Ozarks’ Bylaws provide that Ozarks shall, to the fullest extent permitted by the ABCA, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

In addition, Ozarks maintains a directors’ and officers’ liability insurance policy. Ozarks has also entered into supplemental indemnification agreements with its directors and with executive officers, which broaden the scope of indemnity that would otherwise be provided by Ozarks to such persons under the terms of its amended and restated articles of incorporation.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The exhibits to this Registration Statement are listed in the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

(b) Financial Statement Schedules: Not Applicable.

(c) Reports, Opinions or Appraisals: The opinion of Sandler O’Neill is included as Appendix B to the proxy statement/prospectus set forth in Part I of this registration statement.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement will be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(C) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(E) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(F) That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on November 21, 2014.

BANK OF THE OZARKS, INC.
(Registrant)

By:	/s/ Greg L. McKinney
Greg L. McKinney
Chief Financial Officer, Chief Accounting Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE

/s/ George G. Gleason
George G. Gleason (Principal Executive Officer)	Chairman of the Board and Chief Executive Officer	November 21, 2014

/s/ Greg L. McKinney
Greg L. McKinney (Principal Financial Officer and Accounting Officer)	Chief Financial Officer, Chief Accounting Officer and Director	November 21, 2014

*
Dan Thomas	Vice Chairman, Chief Lending Officer and President — Real Estate Specialties Group	November 21, 2014

*
Jean Arehart	Director	November 21, 2014

*
Nicholas Brown	Director	November 21, 2014

*
Richard Cisne	Director	November 21, 2014

*
Robert East	Director	November 21, 2014

*
Catherine B. Freedberg	Director	November 21, 2014

*
Linda Gleason	Director	November 21, 2014

*
Peter Kenny	Director	November 21, 2014

SIGNATURES	TITLE	DATE

*
Henry Mariani	Director	November 21, 2014

*
Robert Proost	Director	November 21, 2014

*
R.L. Qualls	Director	November 21, 2014

*
John Reynolds	Director	November 21, 2014

*
Sherece West-Scantlebury	Director	November 21, 2014

*
Ross Whipple	Director	November 21, 2014

*By:	/s/ Greg L. McKinney
Greg L. McKinney attorney-in-fact for person indicated

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Merger dated as of July 31, 2014 by and among Bank of the Ozarks, Inc., Bank of the Ozarks, Intervest Bancshares Corporation and Intervest National Bank (previously filed as Exhibit 2.1 to Ozarks’ Current Report on Form 8-K, filed with the Commission on July 31, 2014, and incorporated herein by this reference).

2.2	List of Schedules to the Agreement and Plan of Merger (previously filed as Exhibit 2.2 to Ozarks’ Current Report on Form 8-K, filed with the Commission on July 31, 2014, and incorporated herein by this reference).

2.3	Form of Voting Agreement (included in Exhibit 2.1, as Exhibit A to the Agreement and Plan of Merger)

3.1	Amended and Restated Articles of Incorporation of Bank of the Ozarks, Inc. (previously filed as Exhibit 3.1 to Bank of the Ozarks, Inc.’s Registration Statement on Form S-1 filed with the Commission on May 22, 1997, as amended, Commission File Number 333-27641, and incorporated herein by this reference).

3.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of the Registrant dated December 9, 2003 (previously filed as Exhibit 3.2 to Ozarks’ Annual Report on Form 10-K filed with the Commission on March 12, 2004 for the year ended December 31, 2003, and incorporated herein by this reference).

3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Bank of the Ozarks, Inc., dated December 10, 2008 (previously filed as Exhibit 3.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on December 10, 2008, and incorporated herein by this reference).

3.4	Articles of Amendment to the Amended and Restated Articles of Incorporation of Bank of the Ozarks, Inc. dated May 19, 2014 (previously filed as Exhibit 3.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on May 20, 2014).

3.5	Amended and Restated By Laws of Bank of the Ozarks, Inc., dated November 18, 2014 (previously filed as Exhibit 3.1 to Ozarks’ Current Report on Form 8-K filed with the Commission on November 21, 2014, and incorporated herein by this reference).

5.1	Opinion of Kutak Rock LLP.*

8.1	Opinion of Kutak Rock LLP on Certain Tax Matters.*

8.2	Opinion of Harris Beach PLLC on Certain Tax Matters.

23.1	Consent of Kutak Rock LLP (included in Exhibit 5.1).

23.2	Consent of Kutak Rock LLP (included in Exhibit 8.1).

23.3	Consent of Harris Beach PLLC (included in Exhibit 8.2).

23.4	Consent of Crowe Horwath LLP.

23.5	Consent of Elliott Davis, PLLC.

23.6	Consent of Hacker, Johnson & Smith, P.A., P.C.

23.7	Consent of BKD, LLP

24.1	Powers of Attorney (included on signature page of the initial filing of this Registration Statement on Form S-4 on September 29, 2014 and incorporated herein by reference).

99.1	Form of Proxy of Intervest Bancshares Corporation*

99.2	Consent of Sandler O’Neill & Partners, L.P.*

*	Previously filed